Form 10-K, Exhibit 13
period 1996-12-31
AETNA INC
filed 1997-02-28
CIK 1013761

                                                        Exhibit 13
Selected Financial Data

(Millions, except per common share data)    1996        1995        1994        1993        1992
                                            ____        ____        ____        ____        ____
Premiums:
  Aetna U.S. Healthcare                     $  7,765.2  $  5,949.7  $  5,611.5  $  4,700.6  $  4,586.7
  Aetna Retirement Services                      180.7       260.2       235.7       189.8       182.3
  International                                1,166.1     1,038.5       887.1       909.5       814.8
  Large Case Pensions                            176.8       264.9       234.4       185.9       204.2
                                            __________________________________________________________
   Total Premiums                              9,288.8     7,513.3     6,968.7     5,985.8     5,788.0
______________________________________________________________________________________________________
Net Investment Income, Fees and Other
 Income, and Net Realized Capital Gains
 (Losses):
  Aetna U.S. Healthcare                        1,968.5     1,665.7     1,527.6     1,405.4     1,345.4
  Aetna Retirement Services                    1,581.5     1,445.9     1,269.1     1,269.6     1,129.9
  International                                  464.9       421.3       409.9       369.8       387.6
  Large Case Pensions                          1,761.5     2,004.0     2,120.8     2,380.1     2,547.1
  Corporate: Other                                98.0         9.7        (9.7)       (6.9)      (42.7)
                                            __________________________________________________________
   Total Net Investment Income, Fees
    and Other Income, and Net Realized
    Capital Gains (Losses)                     5,874.4     5,546.6     5,317.7     5,418.0     5,367.3
______________________________________________________________________________________________________
     Total Revenue                          $ 15,163.2  $ 13,059.9  $ 12,286.4  $ 11,403.8  $ 11,155.3
______________________________________________________________________________________________________
                                            __________________________________________________________
Income (Loss) from Continuing Operations
 before Extraordinary Item and
 Cumulative Effect Adjustments:
  Aetna U.S. Healthcare                     $     58.7  $    286.0  $    341.7  $    272.2  $    274.3
  Aetna Retirement Services                      186.2       198.0       159.1       111.4        99.0
  International                                  109.9        86.6        71.2        55.0        25.1

  Large Case Pensions                            258.4        89.2        54.4      (822.3)      (17.3)
  Corporate:  Interest                          (103.9)      (70.4)      (60.5)      (44.7)      (50.9)
              Other                             (304.2)     (115.5)     (156.5)     (173.9)     (229.2)
______________________________________________________________________________________________________
Income (Loss) from Continuing
 Operations before Extraordinary Item and
 Cumulative Effect Adjustments                   205.1       473.9       409.4      (602.3)      101.0
______________________________________________________________________________________________________
Net Income (Loss)                                651.0       251.7       467.5      (365.9)       56.0
______________________________________________________________________________________________________
Net Realized Capital Gains (Losses),

 Net of Tax (included above)                      85.9        29.5       (41.2)      (42.0)      (76.7)
______________________________________________________________________________________________________
Total Assets                                  92,912.9    84,323.7    75,486.7    81,572.8    77,022.0
______________________________________________________________________________________________________
Total Long-Term Debt                           2,380.0       989.1     1,079.2     1,112.2       900.9
______________________________________________________________________________________________________
Aetna-Obligated Mandatorily Redeemable
 Preferred Securities of Subsidiary
 Limited Liability Company Holding
 Primarily Debentures Guaranteed by Aetna        275.0       275.0       275.0           -           -
______________________________________________________________________________________________________
Shareholders' Equity                          10,889.7     7,272.8     5,503.0     7,043.1     7,238.3
______________________________________________________________________________________________________
                                            __________________________________________________________
Per Common Share Data:
Income (Loss) from Continuing Operations
 before Extraordinary Item and
 Cumulative Effect Adjustments              $     1.36  $     4.16  $     3.63  $    (5.42) $      .92
Net Income (Loss)                                 4.74        2.21        4.14       (3.29)        .51
Dividends Declared                                1.29        2.76        2.76        2.76        2.76
Shareholders' Equity                             66.79       63.39       48.85       62.77       65.64
Market Price at Year End                         80.00       69.25       47.13       60.38       46.50
______________________________________________________________________________________________________

See Notes to Financial Statements and Management's Discussion and Analysis of Financial Condition
and Results of Operations for significant events affecting the comparability of current year results with 1995 and 1994 results.  Refer to Note 2 of Notes to Financial Statements for
matters relating to the merger with U.S. Healthcare, and to Note 9 for matters relating to discontinued products.

Management's Discussion and Analysis of Financial Condition and
Results of Operations*

Management's Discussion and Analysis of Financial Condition and Results of Operations addresses the financial condition of Aetna Inc. and its subsidiaries (collectively, the "Company") as of December 31, 1996 and 1995, and its results of operations for 1996, 1995 and 1994.

Index

Consolidated Results of Operations:  Operating Summary        2
Overview                                                      3
Aetna U.S. Healthcare                                         7
Aetna Retirement Services                                    11
International                                                14
Large Case Pensions                                          16
Corporate                                                    20
Severance and Facilities Charges                             21
General Account Investments                                  23
Liquidity and Capital Resources                              30
Regulatory Environment                                       35
New Accounting Pronouncements                                36
Forward-Looking Information                                  37

Consolidated Results of Operations:  Operating Summary

(Millions, except per common share data)         1996           1995           1994
_________________________________________________________________________________________
Premiums                                         $  9,288.8     $    7,513.3   $  6,968.7
Net investment income                               3,565.2          3,575.1      3,631.4
Fees and other income                               2,174.8          1,924.3      1,741.5
Net realized capital gains (losses)                   134.4             47.2        (55.2)
                                                 ________________________________________
    Total revenue                                  15,163.2         13,059.9     12,286.4
                                                 ________________________________________
Current and future benefits                        10,341.4          9,109.1      8,719.4
Operating expenses                                  3,319.8          2,951.8      2,680.3
Interest expense                                      168.3            115.9         98.6
Amortization of goodwill and
 other acquired intangible assets                     172.5             17.8         27.0
Amortization of deferred policy
 acquisition costs                                    160.1            139.1        133.6
Reductions of loss on discontinued products          (202.3)               -            -
Severance and facilities charges                      864.7                -            -
                                                 ________________________________________
    Total benefits and expenses                    14,824.5         12,333.7     11,658.9
                                                 ________________________________________
Income from continuing operations
 before income taxes                                  338.7            726.2        627.5
Income taxes                                          133.6            252.3        218.1
                                                 ________________________________________
Income from continuing operations                     205.1            473.9        409.4
Discontinued Operations, net of tax:
 Income (Loss) from operations                        182.2           (222.2)        58.1
 Gain on sale                                         263.7                -            -
                                                 ________________________________________
Net income                                       $    651.0     $      251.7   $    467.5
_________________________________________________________________________________________
                                                 ________________________________________
Net income applicable to common ownership        $    625.9     $      251.7   $    467.5
_________________________________________________________________________________________
                                                 ________________________________________
Net realized capital gains (losses) from
 continuing operations, net of tax
 (included above)                                $     85.9     $       29.5   $    (41.2)
_________________________________________________________________________________________
                                                 ________________________________________
Per common share data:
    Income from continuing operations            $     1.36     $       4.16   $     3.63
    Discontinued Operations, net of tax:
     Income (Loss) from operations                     1.38            (1.95)         .51
     Gain on sale                                      2.00                -            -
                                                 ________________________________________
    Net income                                   $     4.74     $       2.21   $     4.14
                                                 ________________________________________
                                                 ________________________________________
    Dividends declared                           $     1.29     $       2.76   $     2.76
                                                 ________________________________________
                                                 ________________________________________
    Shareholders' equity                         $    66.79     $      63.39   $    48.85
_________________________________________________________________________________________
                                                 ________________________________________
Sources of earnings:
  Aetna U.S. Healthcare                          $     58.7     $      286.0   $    341.7
  Aetna Retirement Services                           186.2            198.0        159.1
  International                                       109.9             86.6         71.2
  Large Case Pensions                                 258.4             89.2         54.4
  Corporate:  Interest                               (103.9)           (70.4)       (60.5)
              Other                                  (304.2)          (115.5)      (156.5)
                                                 ________________________________________
    Total from continuing operations                  205.1            473.9        409.4
  Discontinued Operations                             445.9           (222.2)        58.1
                                                 ________________________________________
Net income                                       $    651.0     $      251.7   $    467.5
_________________________________________________________________________________________
                                                 ________________________________________

* This Management's Discussion and Analysis of Financial Condition and Results of Operations
  is as of February 4, 1997.

Overview

Strategy

Aetna sold its property-casualty operations on April 2, 1996 for approximately $4.1 billion in cash. Aetna merged with U.S. Healthcare, Inc. on July 19, 1996 in a cash and stock transaction valued at approximately $8.9 billion. As a result, Aetna Inc. became the new parent corporation of Aetna Services, Inc. (formerly Aetna Life and Casualty Company) and U.S. Healthcare.

As a result of these and other actions taken by Aetna in recent years to strategically reposition itself, Aetna's current operations include three core businesses: Aetna U.S. Healthcare, Aetna Retirement Services and International - with Aetna U.S.
Healthcare being the largest.

For additional information about the merger with U.S. Healthcare, which has been accounted for as a purchase, see Note 2 of Notes to Financial Statements. See Note 3 of Notes to Financial Statements for a discussion of certain indemnifications and other information related to the property-casualty sale.

Financial Overview

The U.S. Healthcare merger and the property-casualty sale, as well as severance charges recorded in 1996, reserve reductions for Large Case Pensions, and certain other factors complicate the comparison of Aetna's results over the last three years. These factors are described in more detail below. The discussion of earnings below excludes these factors because management believes it provides a comparison of reported results that better reflects the underlying performance of Aetna's business.

     Consolidated Results

Aetna reported income from continuing operations of $205 million in 1996, $474 million in 1995 and $409 million in 1994. These results include severance and facilities charges for Aetna U.S. Healthcare, Aetna Retirement Services and Corporate aggregating $562 million in 1996 (see "Severance and Facilities Charges"), reserve reductions for Large Case Pensions' discontinued products of $132 million in 1996, and net realized capital gains or losses in all three years. Excluding these factors, income from continuing operations would have been $550 million in 1996, $444 million in 1995 and $451 million in 1994.

Consolidated 1996 results reflect increased earnings in each business segment and business growth in each core business, lower net corporate operating expenses and higher interest expense due to additional debt incurred in connection with the U.S. Healthcare merger. (See "Aetna U.S. Healthcare" for a discussion of pro forma results as though the merger had occurred on January 1, 1995.) Consolidated 1995 results reflect improved earnings in each business segment other than health operations, as well as lower net corporate operating expenses and higher interest expense.

Total revenue from continuing operations increased 16% in 1996 and 6% in 1995. The 1996 increase was primarily attributable to the inclusion of U.S. Healthcare results from the merger date.
Increased revenues in the other core businesses contributed to the 1996 and 1995 increases.

      Underlying Business Results

   Aetna U.S. Healthcare. Earnings improved in 1996 primarily due to increased earnings from group insurance and noninsured health products. These increased earnings were due to favorable mortality experience and higher Group Insurance sales and enrollment. Results of HMO and other insured health products were significantly affected in 1996 by increases in Commercial and Medicare HMO medical costs and decreases in Commercial HMO premiums on a per member per month basis. The merger significantly increased revenues in 1996, but it did not materially affect 1996 earnings because the addition of U.S. Healthcare's results from July 19, 1996 was substantially offset by the amortization of goodwill and other acquired intangible assets created as a result of the merger. Revenue in 1995 increased because of a movement toward higher revenue products. However, this segment's 1995 earnings decreased due to increased investments in managed care and an increase in medical costs for certain health products.

   Aetna Retirement Services. Results improved in 1996 and 1995, primarily reflecting fees earned on a growing base of assets under management. Assets under management grew primarily due to increased deposits for financial services products and to stock market appreciation. However, business growth and investments in distribution channels increased operating expenses in 1996. Results in 1996 also reflect favorable mortality experience on life products.

   International. Results improved in 1996 and 1995. Results in 1996 reflect business and earnings growth in Asia Pacific and Latin American operations, partially offset by increased losses from start-up operations and decreased earnings in Mexico. Results in 1995 reflect growth in Asia Pacific operations and increased earnings in Mexico.

   Large Case Pensions. Results improved in 1996 and 1995 although assets under management declined in both years. These improved results were caused by increased distributions received in 1996 on certain investments supporting the capital in this business, increases in fees and other income in 1995, and improved interest margins in both years. Earnings of this segment, however, are expected to decline. (See "Large Case Pensions - Outlook.")

   Corporate. This segment reflects lower staff area expenses and increased interest expense for both 1996 and 1995. The increase in interest expense in 1996 was due to additional debt incurred in connection with the merger. This increase in 1996 was partially offset by interest income on the net proceeds from the property-casualty sale, from April 2, 1996 to July 19, 1996.

Factors Affecting Comparison of Results

Detailed information regarding certain factors that affect the comparison of results of continuing operations (after tax) of the Company for 1996, 1995 and 1994 is set forth below.

      Factors Primarily Related to the Merger

         Income from continuing operations includes U.S.
         Healthcare results from July 19, 1996.

         As a result of the merger, severance and facilities charges of $275 million were recorded in 1996, principally related to the integration of the health businesses of Aetna Services and U.S. Healthcare.

         Results of continuing operations in 1996 reflected an increase in amortization of goodwill and other acquired intangible assets of $126 million, primarily related to the amortization from July 19, 1996 of approximately $7.9 billion of intangible assets created as a result of the merger.

         A portion of the merger consideration paid consisted of cash from the net proceeds received from the sale of the Company's property-casualty operations. Results of continuing operations in 1996 included $37 million of interest income earned on such net proceeds from April 2, 1996 through July 19, 1996.

         Results of continuing operations in 1996 included an increase in interest expense of $34 million primarily related to borrowings incurred in connection with the merger.

         As a result of the merger, the Company issued approximately 35.0 million shares of common stock and
         11.7 million shares of mandatorily convertible preferred stock. The increase in the number of common shares outstanding and the dividends on the mandatorily convertible preferred stock affect the comparability of per common share amounts. (See Notes 1 and 2 of Notes to Financial Statements.)

Other Significant Factors

         Results of continuing operations in 1996 included additional severance and facilities charges of $287 million.

         Results of continuing operations in 1996 included $132 million of benefits from reductions of the reserve for anticipated future losses on discontinued products, primarily as a result of favorable developments in real estate markets.

         Results of continuing operations in 1996 included net after-tax realized capital gains of $86 million compared with $30 million in 1995 and net after-tax realized capital losses of $41 million in 1994. Net realized capital gains in 1996 include $52 million of net gains related to sales of equity and real estate investments and $40 million of gains related to sales of subsidiaries. Net realized capital losses in 1994 primarily reflect impairment losses attributable to mortgage loans and real estate.

Net Income

The Company's 1996 net income was $651 million, compared with $252 million in 1995 and $468 million in 1994. Net income in 1996 included income from property-casualty operations ("Discontinued Operations") of $182 million and a gain from the sale of such operations of $264 million. Net income in 1995 included a loss from Discontinued Operations of $222 million compared with income of $58 million in 1994.

Return on Average Shareholders' Equity

Return on average shareholders' equity for the years ended
December 31 was as follows:

                                                 1996         1995          1994
________________________________________________________________________________

Return on average shareholders' equity            7.2%         3.9% (1)      7.5% (1)

(1)  Return on average shareholders' equity excluding additions to environmental and asbestos-related claims reserves within the Company's Discontinued Operations in
     1995 and 1994 were 14.8% and 10.0%, respectively.


This Overview is a summary of certain information that appears later in this Management's Discussion and Analysis. Important additional information about the businesses' 1996, 1995 and 1994 results, as well as their outlook for 1997, and about the Company's financial condition and liquidity and capital resources follows. Because it has been summarized, the information presented in the Overview is qualified by the more detailed information appearing later. Because of the importance of this detailed information, you should read Management's Discussion and Analysis in its entirety.

Aetna U.S. Healthcare


Operating Summary (Millions)               1996        1995        1994
____________________________________________________________________________
Premiums                                   $ 7,765.2   $ 5,949.7   $ 5,611.5
Net investment income                          414.6       364.0       351.6
Fees and other income                        1,495.9     1,312.3     1,197.2
Net realized capital gains (losses)             58.0       (10.6)      (21.2)
                                           _________________________________
    Total revenue                            9,733.7     7,615.4     7,139.1
                                           _________________________________
Current and future benefits                  6,622.4     5,100.4     4,755.1
Operating expenses                           2,351.5     2,023.2     1,782.5
Amortization of goodwill and
  other acquired intangible assets             169.4        15.2        22.9
Amortization of deferred policy
  acquisition costs                             11.9        22.2        40.5
Severance and facilities charges               453.0           -           -
                                           _________________________________
Income before income taxes                     125.5       454.4       538.1
Income taxes                                    66.8       168.4       196.4
                                           _________________________________
Net income                                 $    58.7   $   286.0   $   341.7
____________________________________________________________________________
                                           _________________________________
Net realized capital gains (losses),
  net of tax (included above)              $    37.9   $    (7.1)  $   (13.6)
____________________________________________________________________________
                                           _________________________________


Aetna U.S. Healthcare provides a full spectrum of health products (managed care and indemnity) and group insurance products (life, disability and long-term care) on both an insured and an employer-funded basis. Under insured plans, the Company assumes all or a majority of health care cost, utilization, mortality, morbidity or other risk depending on the product. Under employer-funded plans, the customer, and not the Company, assumes all or a majority of these risks.

Aetna U.S. Healthcare consists of the Health Risk business and the Group Insurance and Other Health business. Health products include health maintenance organization (HMO), point-of-service
(POS), preferred provider organization (PPO) and indemnity products. The Health Risk business includes such health products offered on an insured basis. The Group Insurance and Other Health business includes group life and disability insurance, long-term care insurance and all health products offered on an employer-funded basis.

Actual Results

Aetna U.S. Healthcare's net income decreased $227 million in 1996, following a $56 million decrease in 1995. Results in 1996, 1995 and 1994 include amortization of goodwill and other acquired intangible assets ($141 million, $15 million and $23 million, respectively, after tax), and unusual items, primarily severance and facilities charges (see "Severance and Facilities Charges"), of $321 million (after tax) in 1996. Excluding these items and net realized capital gains and losses, 1996 results increased
$174 million, primarily reflecting the inclusion of U.S. Healthcare from July 19, 1996. On a comparable basis (excluding the items noted above), results in 1995 decreased $70 million primarily due to expenses associated with an increase in managed care investments and an increase in medical costs in the first half of 1995 on indemnity and PPO health products, partially offset by increased earnings from HMO operations and improved operating expense management.

Net realized capital gains for 1996 included a $15 million (after tax) gain from the sale of an HMO subsidiary. The earnings of this subsidiary were not material to results.

Pro Forma Results

The remainder of the discussion of Aetna U.S. Healthcare is on a pro forma basis as if the merger had occurred at the beginning of 1995.

Pro Forma Operating Summary (1)
(Millions)                                  1996         1995
__________________________________________________________________
Premiums                                    $10,096.6    $ 9,436.1
Net investment income                           441.3        408.2
Fees and other income                         1,549.2      1,368.0
Net realized capital gains                       52.5          4.5
                                            ______________________
   Total revenue                             12,139.6     11,216.8
                                            ______________________
Current and future benefits                   8,387.0      7,627.9
Operating expenses                            2,683.3      2,517.6
Amortization of goodwill and other
 acquired intangible assets                     364.6        371.2
Amortization of deferred policy
 acquisition costs                               11.9         22.2
Severance and facilities charges                453.0            -
                                            ______________________
Income before income taxes                      239.8        677.9
Income taxes                                    146.7        332.7
                                            ______________________
Net income                                  $    93.1    $   345.2
__________________________________________________________________
                                            ______________________
Net realized capital gains, net of
 tax (included above)                       $    34.4    $     2.1
__________________________________________________________________
                                            ______________________

(1)  Represents financial information as though U.S. Healthcare had been acquired on
     January 1, 1995, reflecting adjustments which include:  (a) amortization of goodwill and other acquired intangible assets; (b) interest income foregone related to a $500 million dividend paid by U.S. Healthcare to the Company; and (c)
     adjustments to conform U.S. Healthcare's accounting policies with Aetna Services' and to remove the effect of merger-related costs incurred by U.S. Healthcare prior to the acquisition.  The pro forma operating summary and information derived from such summary is not necessarily indicative of the results of operations of Aetna U.S.
     Healthcare had the merger occurred at the beginning of 1995, nor is it necessarily indicative of future results.  The pro forma operating summary does not give effect to: (a) any synergies which may be realized in future periods as a result of the merger or (b) the costs of financing the merger (see "Corporate").

In order to provide a comparison that management believes better reflects the underlying performance of the Health Risk and Group Insurance and Other Health businesses, the pro forma earnings discussion that follows excludes amortization of goodwill and other acquired intangible assets, severance and facilities charges, and the other items mentioned above. The table below sets forth earnings on such a basis for the Health Risk and Group Insurance and Other Health businesses, and other related information.


(Millions)                                 1996           1995
_________________________________________________________________

Health Risk                                $ 461.9        $ 499.1
Group Insurance and Other Health             218.2          151.6
                                           _______        _______
   Total Aetna U.S. Healthcare             $ 680.1        $ 650.7
                                           _______        _______
                                           _______        _______

Health Risk Medical Loss Ratios               81.5%          78.5%
                                           _______        _______
                                           _______        _______
Health Risk SG&A Ratios                       14.5%          14.9%
                                           _______        _______
                                           _______        _______

Although Aetna U.S. Healthcare's 1996 pro forma earnings on this basis increased $29 million, the segment's results reflect a decrease in Health Risk earnings of $37 million.

The decrease in 1996 pro forma earnings in the Health Risk business resulted from two offsetting components. These earnings were significantly impacted by 4% lower Commercial HMO premiums per member per month combined with 4% higher Commercial HMO and 13% higher Medicare HMO medical costs per member per month. Partially offsetting these negative factors were material benefits from increased HMO enrollment, favorable adjustments to claim benefit reserve estimates for indemnity and PPO products, favorable tax reserve developments, increased net investment income and slower growth in operating expenses relative to premiums. The decrease in Commercial HMO premiums per member per month resulted from competitive pricing pressures and changes in product mix. The increase in Commercial HMO medical costs per member per month resulted from higher outpatient facility and pharmacy costs. The increase in Medicare HMO medical costs per member per month resulted from increased inpatient facility and pharmacy costs.

The increase in 1996 pro forma earnings for the Group Insurance and Other Health business is primarily attributable to favorable group life mortality experience, as well as increased Group Insurance sales and enrollment in nonrisk health products, partially offset by increased costs resulting from higher disability claim volume.

Aetna U.S. Healthcare's membership was as follows:

                                     December 31, 1996              December 31, 1995*
                              ______________________________    _____________________________
(Thousands)                   Risk      Nonrisk      Total      Risk      Nonrisk      Total
____________________________________________________________    _____________________________
HMO
  Commercial (1)               3,326       531         3,857     2,950       330        3,280
  Medicare                       303        19           322       207        18          225
  Medicaid                       134         -           134       115         -          115
                               _____     _____        ______     _____     _____       ______
    Total HMO                  3,763       550         4,313     3,272       348        3,620
POS                              325     2,334         2,659       230     1,895        2,125
PPO                              776     3,050         3,826       833     3,039        3,872
CHAMPUS                            -         -             -       721         -          721
Indemnity                        530     2,882         3,412       758     3,300        4,058
                               _____     _____        ______     _____     _____       ______
  Total Health Membership      5,394     8,816        14,210     5,814     8,582       14,396
                               _____     _____        ______     _____     _____       ______
                               _____     _____        ______     _____     _____       ______
Group Insurance (2):
  Group Life (3)                                       8,533                            8,017
                                                      ______                           ______
                                                      ______                           ______
  Disability                                           2,495                            2,155
                                                      ______                           ______
                                                      ______                           ______
  Long-Term Care                                          93                               93
                                                      ______                           ______
                                                      ______                           ______

*   1995 membership is presented on a basis consistent with 1996.
(1) Includes 806 thousand and 504 thousand POS members who utilize the HMO network at
    December 31, 1996 and 1995, respectively.
(2) Many Group Insurance members participate in more than one type of Aetna U.S. Healthcare coverage and are counted in each.
(3) Group Life includes members with accident coverages.

Total health membership as of December 31, 1996 increased by .5 million members, or 4% when compared to December 31, 1995, excluding a reduction of .7 million members resulting from the nonrenewal of the Civilian Health and Medical Program of the Uniformed Services ("CHAMPUS") contract. Membership increases in Commercial HMO (increased by 18%) and POS (increased by 25%) were offset by a decline in indemnity enrollment (decreased by 16%), which includes the continued migration of indemnity members to POS.

Revenue in 1996 for Aetna U.S. Healthcare, excluding net realized capital gains, increased by $875 million or 8%, primarily due to increases in the number of members enrolled in Commercial and Medicare HMO and POS products and covered by Group Insurance. These increases were partially offset by the nonrenewal of the CHAMPUS contract and lower PPO and indemnity premiums resulting from declines in membership.

Operating expenses for Aetna U.S. Healthcare increased during 1996 due primarily to the continued migration of members from the indemnity product to more resource-intensive POS and HMO products. Such increase was partially offset by the impact of continuing cost reduction efforts which have resulted in a reduction in operating expenses as a percentage of revenue.

Outlook

Management expects that Aetna U.S. Healthcare will be the primary source of earnings for the Company. The Company intends to continue to enter new geographic markets and expand its presence in the Medicare and Commercial risk business. In doing so, the Company may seek investments or divestitures in order to effectively focus resources and strengthen its market position.

With the market shift from traditional indemnity plans toward HMO, POS and other managed care products and the increased importance of managed care to the Company since the merger with U.S. Healthcare, the ability to profitably grow the managed care risk business and obtain adequate pricing in an increasingly competitive environment while effectively managing medical costs and operating expenses, and successfully integrate the former separate health operations of Aetna Services and U.S. Healthcare is of increasing importance.

See "Liquidity and Capital Resources - Health Legislation and
Regulation" and "Forward-Looking Information" for information regarding other important factors that may materially affect Aetna U.S. Healthcare.

Aetna Retirement Services


Operating Summary (Millions)                1996         1995         1994
________________________________________________________________________________
Premiums (1)                                $    180.7   $    260.2   $    235.7
Net investment income                          1,086.7      1,044.1        958.7
Fees and other income                            467.7        359.1        316.0
Net realized capital gains (losses)               27.1         42.7         (5.6)
                                            ____________________________________
    Total revenue                              1,762.2      1,706.1      1,504.8
                                            ____________________________________
Current and future benefits (1)                1,035.9      1,061.4        983.5
Operating expenses                               337.5        303.8        258.9
Amortization of deferred policy
  acquisition costs                               74.3         46.1         27.4
Severance and facilities charge                   49.0            -            -
                                            ____________________________________
Income before income taxes                       265.5        294.8        235.0
Income taxes                                      79.3         96.8         75.9
                                            ____________________________________
Net income                                  $    186.2   $    198.0   $    159.1
________________________________________________________________________________
                                            ____________________________________
Net realized capital gains (losses),
  net of tax (included above)               $     17.8   $     27.0   $     (3.8)
________________________________________________________________________________
                                            ____________________________________
Deposits not included in premiums above:
  Annuities - fixed options                 $  1,362.3   $  1,306.8   $  1,307.2
  Annuities - variable options                 2,759.3      1,939.2      1,340.4
  Individual Life Insurance                      443.2        539.1        318.7
                                            ____________________________________
      Total                                 $  4,564.8   $  3,785.1   $  2,966.3
________________________________________________________________________________
                                            ____________________________________
Assets under management:(2)
  Annuities - fixed options                 $ 11,692.4   $ 11,076.8   $ 10,070.3
  Annuities - variable options (3)            14,468.1     10,489.0      7,146.6
  Other investment advisory (4)                3,064.9        968.6        906.0
                                            ____________________________________
      Financial services                      29,225.4     22,534.4     18,122.9
  Individual Life Insurance                    2,837.3      2,599.7      2,226.9
                                            ____________________________________
      Total                                 $ 32,062.7   $ 25,134.1   $ 20,349.8
________________________________________________________________________________
                                            ____________________________________

Individual life insurance coverage issued   $  5,740.3   $  6,200.6   $  5,606.2
________________________________________________________________________________
                                            ____________________________________

Individual life insurance coverage in force $ 48,983.4   $ 47,173.5   $ 43,173.8
________________________________________________________________________________
                                            ____________________________________

(1) Includes $71.8 million, $81.9 million and $67.4 million for 1996, 1995 and 1994, respectively, for annuity premiums on contracts converting from the accumulation phase to payout options with life contingencies.

(2) Excludes net unrealized capital gains (losses) of $366 million, $797 million and
    $(387) million at December 31, 1996, 1995 and 1994, respectively.

(3) Includes $4,724.8 million, $2,604.2 million and $902.9 million at December 31, 1996,
    1995 and 1994, respectively, related to assets held and managed by unaffiliated mutual funds.

(4) 1996 includes $1,957.3 million of assets under management that were previously reported in the Large Case Pensions segment, reflecting the consolidation of the
    Company's investment advisory services.

Aetna Retirement Services ("ARS") offers financial services and individual life insurance products. Financial services products include fixed and variable annuity contracts, investment advisory services and pension plan administrative services and are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets. Individual life insurance products include universal life, variable universal life, traditional whole life and term insurance.

ARS' 1996 net income includes an after-tax severance and facilities charge of $32 million (see "Severance and Facilities Charges"). Excluding this charge and net realized capital gains and losses, ARS' results increased $29 million and $8 million in 1996 and 1995, respectively, reflecting improved earnings from financial services products, and, in 1996, individual life insurance products.

The table below sets forth earnings by product type, excluding the 1996 severance and facilities charge and net realized capital gains and losses:


(Millions)                                       1996        1995        1994
________________________________________________________________________________

Financial services                               $ 120.7     $  99.8     $  91.6
Individual life insurance                           79.5        71.2        71.3
                                                 _______     _______     _______
 Total                                           $ 200.2     $ 171.0     $ 162.9
                                                 _______     _______     _______
                                                 _______     _______     _______


The increases in 1996 and 1995 earnings for financial services products reflect increased fee income primarily from increased assets under management. Assets under management increased from continued business growth through deposits and appreciation in the stock market. These improved 1996 earnings also reflect increased interest margins, primarily related to experience rated contracts. Partially offsetting increases in fee income were increased operating expenses associated with business growth and, in 1996, investments in nontraditional distribution channels such as broker/dealers and banks.

Earnings from individual life insurance products increased $8 million in 1996, primarily due to favorable mortality experience.

Premiums relate to traditional life insurance and annuity products containing life contingencies. Premiums decreased by $80 million in 1996 and increased by $25 million in 1995. The 1996 decrease resulted primarily from ARS ceasing to write structured settlement annuities in the fourth quarter of 1995. The 1995 increase resulted primarily from increases in annuitizations (participants electing to convert contracts from the accumulation phase to payout options with life contingencies) and immediate annuity sales.

Deposits relate to annuity contracts not involving life contingencies and to universal life contracts. Deposits increased 21% in 1996 reflecting continued business growth. The increase in 1995 reflected the acquisition of a $471 million variable annuity and universal life block of business.

Assets under management increased by 20% (excluding $2.0 billion of assets under management that were previously reported in the Large Case Pensions segment) during 1996 primarily due to continued business growth and overall improvement in the stock market.

Of the $11.7 billion, $11.1 billion and $10.1 billion of fixed annuity assets under management at December 31, 1996, 1995 and 1994, respectively, 25%, 23% and 20%, respectively, were fully guaranteed and 75%, 77% and 80%, respectively, were experience rated. The average earned rate on investments supporting fully guaranteed investment contracts was 7.9%, 8.2% and 8.5%, and the average earned rate on investments supporting experience rated investment contracts was 8.0%, 8.1% and 8.2% for the years ended December 31, 1996, 1995 and 1994, respectively. The average credited rate on fully guaranteed investment contracts was 6.7%, 6.9% and 6.7%, and the average credited rate on experience rated investment contracts was 6.0%, 6.2% and 6.2% for the years ended December 31, 1996, 1995 and 1994, respectively. The resulting interest margins on fully guaranteed investment contracts were 1.2%, 1.3% and 1.8% and on experience rated investment contracts were 2.0%, 1.9% and 2.0% for the years ended December 31, 1996, 1995 and 1994, respectively.

The duration of the investment portfolios supporting ARS' liabilities is regularly monitored and adjusted in order to maintain an aggregate duration that is within 0.5 years of the estimated duration of the underlying liabilities (see "General Account Investments").

Outlook

ARS' strategy involves a variety of actions designed to increase assets under management or otherwise improve profitability. ARS recently established, and plans to expand, its financial planning business, which offers financial advice on planning for retirement. In connection with broadening its financial planning relationships with existing customers, ARS intends to increase the number of products sold per customer. ARS will also seek to increase sales of proprietary investment products such as variable funding options, by developing new products and expanding marketing. ARS will examine opportunities to increase revenue derived from arrangements with unaffiliated investment managers whose products are offered as variable funding options. ARS expects to realize expense savings as a result of the severance and facilities actions taken in 1996 and will also explore opportunities to continue to manage expenses to make its businesses more competitive. Management believes that ARS will be an important source of earnings to the Company.

See "Forward-Looking Information" for information regarding other important factors that may materially affect ARS.

International

Operating Summary (Millions)                1996        1995        1994
____________________________________________________________________________
Premiums                                    $1,166.1    $1,038.5    $  887.1
Net investment income                          334.2       308.7       308.4
Fees and other income                          124.2       115.0        97.0
Net realized capital gains (losses)              6.5        (2.4)        4.5
                                            ________________________________
  Total revenue                              1,631.0     1,459.8     1,297.0
                                            ________________________________
Current and future benefits                    996.8       911.2       782.7
Operating expenses                             377.2       340.6       340.2
Interest expense                                 8.2         7.4         5.6
Amortization of goodwill and other
  acquired intangible assets                     3.0         2.5         4.0
Amortization of deferred policy
  acquisition costs                             73.9        70.8        65.7
                                            ________________________________
Income before income taxes                     171.9       127.3        98.8
Income taxes                                    62.0        40.7        27.6
                                            ________________________________
Net income                                  $  109.9    $   86.6     $  71.2
____________________________________________________________________________
                                            ________________________________
Net realized capital gains (losses),
  net of tax (included above)               $    4.4    $   (2.1)    $   2.1
____________________________________________________________________________
                                            ________________________________

The International segment, through subsidiaries and joint venture operations, sells primarily life insurance, health insurance and financial services products in non-U.S. markets including Taiwan, Mexico, Canada, Chile, Malaysia, Hong Kong, New Zealand, Peru, Argentina, Philippines and Indonesia.

International's net income increased $23 million in 1996, following a $15 million increase in 1995. Excluding net realized capital gains and losses and amortization of goodwill and other acquired intangible assets, earnings increased $17 million in 1996, following an $18 million increase in 1995. Results in 1996 reflected continued growth in the established Asia Pacific and Latin American operations, particularly Taiwan and Chile, despite the weakening of certain Asia Pacific currencies. Partially offsetting such improvement were increased losses related to start-up operations in Peru, Argentina, the Philippines and Indonesia, and decreased earnings in Mexico due to a decline in interest rates. Results in 1995 reflected growth in the Asia Pacific operations and increased earnings in Mexico. Changes in exchange rates in 1996 and 1995 did not have a material impact on International's earnings.

Premiums in 1996 were 12% higher than in 1995, following a 17% increase in 1995 premiums as compared with 1994. The increases in premiums were primarily due to increased sales in the Asia Pacific market. Partially offsetting the 1995 increase was a reduction in premiums due to the Company's change during 1994 of its accounting for an affiliate from the consolidated basis of accounting to the equity basis of accounting. Excluding the change in accounting, 1995 premiums increased 29%. The lower premium growth rate in 1996 was primarily due to strategic decisions to exit low margin product businesses in Canada and Latin America.

In December 1996, the Company acquired a 49.0% stake in a new bank assurance joint venture with its Mexican partner that offers insurance products through the partner's bank subsidiary. The Company invested $115 million in the joint venture and agreed to invest up to an additional $63 million based on the performance of the new company over the first five years of operations. The Company invested approximately $36 million and acquired a 49.0% stake in a separate joint venture to manage pension funds privatized under recent Mexican legislation. The Company also increased its ownership in its existing Mexican insurance joint venture from 44.5% to 49.0% for an additional $20 million.

Outlook

International seeks to invest in new emerging markets outside the U.S. that have the potential for attractive long-term returns.
The Company also explores opportunities for additional investments in markets where it currently has a presence. These investments are generally made through the acquisition of part or all of an existing company or an investment in a start-up operation. Acquisitions of existing companies generally require large initial capital expenditures and may result in immediate earnings. These earnings may, however, be offset in whole or in part, by the amortization of goodwill and intangible assets related to the acquisition. Investments in start-up operations generally require less initial capital, but generally do not generate earnings for a number of years.

In February 1997, the Company entered into an agreement in principle to acquire up to 49% of a joint venture to be formed with Sul America Seguros, Brazil's largest insurance company. The joint venture would provide health, life and private pension plan products. The Company would invest approximately $300 million in the joint venture initially and up to an additional $90 million over time based on future performance of the joint venture. The transaction is subject to completion of due diligence, regulatory approvals, final documentation, and other customary conditions and is expected to close during the second quarter of 1997.

Management believes that International will be an important source of earnings to the Company.

See "Forward-Looking Information" for information regarding other important factors that may materially affect International.

Large Case Pensions

Operating Summary (Millions)               1996         1995         1994
_______________________________________________________________________________
Premiums                                   $    176.8   $    264.9   $    234.4
Net investment income                         1,649.2      1,850.6      2,017.4
Fees and other income                            81.4        135.3        128.4
Net realized capital gains (losses)              30.9         18.1        (25.0)
                                           ____________________________________
    Total revenue                             1,938.3      2,268.9      2,355.2
                                           ____________________________________
Current and future benefits                   1,686.3      2,036.1      2,175.9
Operating expenses                               58.6        100.1         98.2
Reductions of loss on discontinued
 products                                      (202.3)           -            -
                                           ____________________________________
Income before income taxes                      395.7        132.7         81.1
Income taxes                                    137.3         43.5         26.7
                                           ____________________________________
Net income                                 $    258.4   $     89.2   $     54.4
_______________________________________________________________________________
                                           ____________________________________
Net realized capital gains (losses),
  net of tax (included above)              $     20.8   $     11.0   $    (17.0)
_______________________________________________________________________________
                                           ____________________________________
Deposits not included in premiums above:
    Fully guaranteed discontinued
     products                              $     17.7   $     31.5   $    212.3
    Experience rated                            789.0        719.9        630.8
    Nonguaranteed                               975.1        848.8      1,139.1
                                           ____________________________________
      Total                                $  1,781.8   $  1,600.2   $  1,982.2
_______________________________________________________________________________
                                           ____________________________________
Assets under management: (1)(2)
    Fully guaranteed discontinued
     products                              $  8,477.1   $  9,903.6   $ 12,100.1
    Experience rated                         16,103.2     17,078.6     16,212.3
    Nonguaranteed                            10,749.3     18,634.1     18,568.5
                                           ____________________________________
      Total                                $ 35,329.6   $ 45,616.3   $ 46,880.9
_______________________________________________________________________________
                                           ____________________________________

(1) Excludes net unrealized capital gains (losses) of $321 million, $789 million and $(539) million at December 31, 1996, 1995 and 1994, respectively.

(2) 1996 excludes $1,957.3 million of assets under management which were transferred to the Aetna Retirement Services segment, reflecting the consolidation of the
    Company's investment advisory services.


The Large Case Pensions segment manages a variety of retirement products (including pension and annuity products) for primarily defined benefit and defined contribution plans. These products provide a variety of funding and benefit payment distribution options and other services. Certain products provide investment guarantees.

Large Case Pensions' net income increased $169 million in 1996, following a $35 million increase in 1995. Large Case Pensions' earnings, excluding the 1996 reductions of the loss on discontinued products ($132 million after tax) discussed below, and net realized capital gains and losses, increased $28 million in 1996, following a $7 million increase in 1995. Earnings in 1996 included a $10 million increase in investment income from distributions from leveraged buyout and venture capital limited partnership investments supporting Large Case Pensions' capital and an increase in net interest margins. The increase in 1995 earnings reflected an increase in fees and other income and in net interest margins. Results in 1996 and 1995 were partially offset by the effect of reduced net investment income as a result of reducing capital supporting the Large Case Pensions segment and also lower interest rates in 1995.

After-tax net realized capital gains in 1996 include a gain of $25 million on the sale of Aetna Realty Investors ("ARI"), which was partially offset by net realized capital losses on bond sales.
The earnings of ARI were not material to Large Case Pensions' net income.

Assets under management decreased during 1996 primarily as a result of the sale of Insurance Company Investment Management
("ICIM"), a specialized asset manager. ICIM was not a significant contributor to Large Case Pensions' earnings.

General account assets supporting experience rated products may be subject to participant or contractholder withdrawal. Participant withdrawals are generally subject to significant tax and plan constraints. Experience rated contractholder and participant withdrawals and transfers were as follows (excluding contractholder transfers to other Company products):

(Millions)                                         1996        1995        1994
___________________________________________________________________________________
Scheduled contract maturities
  and benefit payments (1)                         $1,089.1    $1,012.3    $1,000.1
Contractholder withdrawals other than scheduled
  contract maturities and benefit payments (2)        506.2 (3)   381.3       590.6
Participant withdrawals (2)                           170.8       182.2       183.6

(1) Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.
(2) At December 31, 1996, approximately $2.0 billion of experience rated pension contracts allowed for unscheduled contractholder withdrawals, subject to timing restrictions and formula-based market value adjustments.  Further, at December 31, 1996, approximately
    $3.5 billion of such contracts supported by general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants without market value adjustment.
(3) Increase primarily relates to an unscheduled withdrawal by one contractholder in the first quarter of 1996.

Outlook

Large Case Pensions' earnings are expected to decline due to reductions in net interest margins and fees resulting from lower assets under management as obligations mature and benefits are paid, and reductions in investment income, as capital supporting Large Case Pensions is redeployed to other businesses.

See "Forward-Looking Information" for information regarding other important factors that may materially affect Large Case Pensions.

Discontinued Products

In 1993, the Company discontinued its fully guaranteed large case pension products (guaranteed investment contracts ("GICs") and single-premium annuities ("SPAs")). Reserves for anticipated future losses on each of the discontinued products were established based on the present value of the difference between (a) the expected cash flows from the assets supporting discontinued products and (b) the cash flows expected to be required to meet the obligations of the outstanding contracts.

Under the Company's accounting for its discontinued fully guaranteed large case pension products, the reserves for anticipated future losses are reviewed by management quarterly. Accordingly, as long as the reserves represent management's then best estimates of expected future losses, results of operations of the discontinued products, including net realized capital gains and losses, are credited/charged to the respective reserve and do not affect the Company's results of operations. As a result of management's reviews in 1996, $202 million (pretax) of the reserve related to GICs was released primarily as a result of favorable developments in real estate markets. The reserves at December 31, 1996 reflect management's best estimate of the anticipated future net losses for GICs and SPAs. To the extent that actual future losses are greater or less than anticipated, the Company's results of operations would be adversely or positively affected, respectively.

At the time of discontinuance, a receivable from Large Case Pensions' continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for each discontinued product. Interest is accrued on the receivables at the discount rate used to calculate the loss on discontinuance. The offsetting payable, on which interest is similarly accrued, is reflected in continuing products. Interest on the payable generally offsets the investment income on the assets available to fund the shortfall. During 1996, the GIC receivable of $315 million, net of the related deferred taxes payable on the accrued interest income of $19 million, was funded from continuing products to meet liquidity needs from maturing GICs. At December 31, 1996, for SPAs, the receivable from continuing products, net of related deferred taxes payable of $32 million on the accrued interest income, was $493 million. As of December 31, 1996, no funding of the SPA receivable had taken place.

GIC and SPA results were as follows:

(Millions)                                   1996       1995       1994
___________________________________________________________________________
GICs:
Interest margin                              $   10.5    $ (61.1)  $  (86.1)
Net realized capital gains (losses)              56.7*     (38.8)     (97.6)
Interest earned on receivable from
  continuing products                             9.5       13.2       12.6
Other, net                                        3.1        3.9        6.5
                                             ________    _______   ________
Results of GICs, after tax                   $   79.8    $ (82.8)  $ (164.6)
                                             ________    _______   ________
                                             ________    _______   ________
Results of GICs, pretax                      $  124.9    $(124.2)  $ (254.4)
                                             ________    _______   ________
                                             ________    _______   ________
Net realized capital gains (losses)
   from sales of bonds, after tax,
   included above                            $    3.9    $  (1.8)  $  (35.5)
                                             ________    _______   ________
                                             ________    _______   ________

SPAs:
Interest margin                              $   15.8   $    2.5   $    (.7)
Net realized capital gains (losses)              22.5*      30.2      (38.2)
Interest earned on receivable from
  continuing products                            20.2       19.8       18.3
Other, net                                       13.2        4.1       13.1
                                             ________   ________    _______
Results of SPAs, after tax                   $   71.7   $   56.6   $   (7.5)
                                             ________   ________   ________
                                             ________   ________   ________
Results of SPAs, pretax                      $  105.4   $   86.0   $  (18.6)
                                             ________   ________   ________
                                             ________   ________   ________
Net realized capital gains (losses)
   from sales of bonds, after tax,
   included above                            $    3.8   $   41.7   $  (15.7)
                                             ________   ________   ________
                                             ________   ________   ________

* Includes net realized capital gains of $52.6 million for GICs and $20.1 million for
  SPAs resulting from the sale of a real estate investment and other gains from favorable developments in the real estate market.

The interest margin for the discontinued products represents the difference between the earnings on the invested assets supporting fully guaranteed large case pension contracts and the interest credited to the holders of such contracts. The interest margins for GICs and SPAs for the year ended 1996 were favorably affected by, and the respective reserves for anticipated future losses were credited for, nonrecurring items including rental income received on a foreclosed property of $6 million (after tax) related to GICs and $3 million (after tax) related to SPAs, as well as other favorable results on the invested assets. This rental income had previously not been recognized due to uncertainties associated with its ultimate collection. The interest margins for the GIC products for 1996, 1995 and 1994 include losses (pretax) of $4 million, $50 million and $4 million, respectively, due to the early retirement of $183 million, $728 million and $633 million of contract liabilities in 1996, 1995 and 1994, respectively. These losses improve interest margins in future periods.

The Company periodically reviews its liquidity needs associated with GIC and SPA contract liabilities. The Company continually considers the need for liquidity such as borrowings between GICs and SPAs or from continuing products, as well as funding of the SPA receivable from continuing products.

The activity in the reserve for anticipated future losses on discontinued products was as follows (pretax):


(Millions)                           GICs        SPAs        Total
_____________________________________________________________________

Reserve at December 31, 1993         $  600.0    $  670.0    $1,270.0
  Results of discontinued products     (254.4)      (18.6)     (273.0)
                                     ________    ________    ________
Reserve at December 31, 1994            345.6       651.4       997.0
  Results of discontinued products     (124.2)       86.0       (38.2)
                                     ________    ________    ________
Reserve at December 31, 1995            221.4       737.4       958.8
  Results of discontinued products      124.9       105.4       230.3
  Reserve releases                     (202.3)          -      (202.3)
                                     ________    ________    ________
Reserve at December 31, 1996         $  144.0    $  842.8    $  986.8
                                     ________    ________    ________
                                     ________    ________    ________

Distributions on GICs and SPAs were as follows:

(Millions)                          1996       1995       1994
__________________________________________________________________
GICs:
Scheduled contract maturities,
 GIC settlements and benefit
 payments (1)                       $2,082.6   $2,685.6   $2,340.3

Participant directed withdrawals        52.0       92.8      198.5

SPAs:
Scheduled contract maturities
 and benefit payments                  526.4      522.9      531.6

(1)  Includes early retirement of GIC liabilities of $183.3 million, $728.0 million and $632.6 million in 1996, 1995 and 1994, respectively.

Cash required to fund these distributions was provided by earnings and scheduled payments on and sales of invested assets and, for GICs, from the funding of the receivable from continuing products which was established at the time of discontinuance.

At December 31, 1996, contractholder liabilities were $3.3 billion and $4.8 billion for GICs and SPAs, respectively. Scheduled maturities, future benefit payments, and other expected payments of GICs and SPAs, including future interest, were as follows:

(Millions)                         GICs            SPAs
____________________________________________________________
                    1997           $1,205.5        $  519.1
                    1998              915.0           511.0
                    1999              753.0           503.1
                    2000              396.8           495.1
                    2001              328.6           489.9
               2002-2006              265.1         2,347.3
               2007-2011               13.4         2,126.6
               2012-2016                1.4         1,787.7
               2017-2021                  -         1,399.7
              Thereafter                  -         2,548.7

See Note 9 of Notes to Financial Statements and "General Account
Investments."

Corporate


Operating Summary (Millions, after tax)     1996         1995         1994
________________________________________________________________________________

Interest expense                            $    103.9   $     70.4   $     60.5
Other expense, net (1)                      $    304.2   $    115.5   $    156.5

(1) Includes after-tax net realized capital gains of $5.0 million and $.7 million in 1996 and 1995, respectively, and net realized capital losses of $8.9 million in 1994.


The Corporate segment includes interest expense and other expenses which are not directly related to the Company's business segments. "Other expense" includes corporate expenses such as staff area expenses, advertising and contributions, which are partially offset by net investment income.

The 1996 increase in interest expense resulted from borrowings incurred in connection with the U.S. Healthcare merger. The 1995 increase in interest expense resulted primarily from the issuance by a subsidiary of 9 1/2% cumulative monthly income preferred securities in November 1994.

Excluding net realized capital gains and losses and an after-tax severance and facilities charge of $235 million in 1996 (see "Severance and Facilities Charges"), other expense decreased $43 million in 1996 and $31 million in 1995. Other expense in 1996 included $37 million (after tax) of interest income earned on the net proceeds from the sale of the Company's property-casualty operations from April 2, 1996, the date of the property-casualty sale, through July 19, 1996, the closing date of the merger with U.S. Healthcare. Other expense in 1996 also reflected significantly lower corporate staff area expenses due to increased cost reduction efforts, partially offset by higher advertising costs. The decrease in other expense in 1995 resulted primarily from a reduction of corporate staff area expenses as a result of previous restructurings.

Severance and Facilities Charges

During 1996, the Company recorded the following severance and facilities charges in connection with its strategic initiatives in order to make its continuing businesses more competitive.

         Aetna U.S. Healthcare - In the fourth quarter, Aetna U.S.
         _____________________
         Healthcare recorded a charge of $275 million (after tax) principally related to actions taken or expected to be taken with respect to the integration of the health businesses of Aetna Services and U.S. Healthcare. The severance portion of this charge is based on a plan to eliminate 7,500 positions (primarily service center, medical management, administrative and data center personnel). A charge of $20 million (after tax) was also recorded by Aetna U.S. Healthcare in the second quarter primarily related to actions, not related to the U.S. Healthcare merger, taken or expected to be taken to reduce information technology costs. The severance portion of this charge included a plan to eliminate 675 positions. By year-end, a large portion of these actions was completed.

         Aetna Retirement Services - In the third quarter, Aetna
         _________________________
         Retirement Services recorded a $32 million (after tax) charge principally related to actions taken or expected to be taken to improve its cost structure relative to its competitors. The severance portion of this charge is based on a plan to eliminate 723 positions (primarily customer service, sales and information technology support staff).

         Corporate - In connection with the sale of the Company's
         _________
         property-casualty operations, the Company vacated, and Travelers subleased, the space that the Company occupied in the CityPlace office facility in Hartford at market rates for a period of eight years. The Company recorded a charge of $190 million (after tax) during the second quarter representing the present value of the difference between rent required to be paid by the Company under the lease and future rentals expected to be received by the Company. The Company also recorded a charge of $45 million (after tax) during the second quarter for actions taken or expected to be taken to reduce the level of corporate expenses and other costs previously absorbed by the property-casualty operations. The severance portion of this charge includes the planned elimination of 475 positions.

These charges for 1996 include the following components (pretax):

                                                                 Vacated
                                                    Asset         Leased
(Millions)                          Severance     Write-Off     Property      Other        Total
___________________________________________________________________________________________________

Aetna U.S. Healthcare               $  277.9      $   84.9      $   64.5      $   25.7     $  453.0
Aetna Retirement Services               42.8           1.5           1.9           2.8         49.0
Corporate:  Other                       28.5          18.0         313.2 (1)       3.0        362.7
                                    ________      ________      ________      ________     ________

     Total Company                  $  349.2      $  104.4      $  379.6      $   31.5     $  864.7
                                    ________      ________      ________      ________     ________
                                    ________      ________      ________      ________     ________

(1)  Includes $292.2 million related to the CityPlace lease.


The Aetna U.S. Healthcare severance actions related to the charge recorded in the fourth quarter are expected to be substantially completed by the end of 1998. The Aetna Retirement Services severance actions are expected to be substantially completed by March 31, 1998. The Corporate severance actions and the vacating of the leased office space are expected to be substantially completed in 1997. The remaining lease payments (net of expected subrentals) on these facilities (other than the CityPlace office facility) are payable over approximately the next three years. (See Note 8 of Notes to Financial Statements.)

General Account Investments

Overview

Investments disclosed in this section relate to the Company's total general account portfolio (including assets supporting discontinued products and experience rated products) excluding invested assets of the Discontinued Operations.

                                                          December 31,
                                                    ________________________
(Millions)                                          1996          1995
____________________________________________________________________________
Invested Assets:
    Fully Guaranteed                                $ 11,075.5    $ 13,490.3
    Experience Rated                                  18,810.2      19,188.7
    Other                                             13,600.5      11,371.3
                                                    __________     _________
Total General Account Invested Assets, net of
 impairment reserves                                $ 43,486.2    $ 44,050.3
____________________________________________________________________________
                                                    ________________________

Net investment income                               $  3,565.2    $  3,575.1
____________________________________________________________________________
                                                    ________________________


The Company's investment objective is to fund policyholder and other liabilities in a manner that enhances shareholder and contractholder value, subject to appropriate risk constraints.
The Company seeks to meet this investment objective through a mix of investments that reflect the characteristics of the liabilities they support, diversify the types of investment risks by interest rate, liquidity, credit and equity price risk, and achieve asset diversification by investment type, industry, issuer and geographic location. The Company regularly projects duration and cash flow characteristics of its liabilities and makes appropriate adjustments in its investment portfolios.

Interest rate risk is managed within a tight duration band, and credit risk is managed by maintaining high average quality ratings and diversified sector exposure within the debt securities portfolio. In pursuing its investment and risk management objectives, the Company uses assets whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short term or long term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. (See "Use of Derivatives and Other Investments.")

Using financial modeling and other techniques, the Company regularly evaluates the appropriateness of investments relative to its management-approved investment guidelines and the business objectives of the portfolios (including evaluating the interest rate, liquidity, credit and equity price risk resulting from derivative and other portfolio activities). During 1996, the Company operated within these investment guidelines by maintaining a mix of investments that diversified its assets and reflected the characteristics of the liabilities that they support.

The risks associated with investments supporting experience rated pension and annuity products are assumed by those customers subject to, among other things, certain minimum guarantees. The anticipated future losses associated with investments supporting discontinued fully guaranteed large case pension products are provided for in the reserve for anticipated future losses. (See "Large Case Pensions - Discontinued Products.")

Debt Securities

As of December 31, 1996 and 1995, debt securities represented 74% and 72%, respectively, of the Company's total general account invested assets and were as follows:

(Millions)                                      1996               1995
____________________________________________________________________________
Supporting discontinued products                $ 5,189.3          $ 5,765.2
Supporting experience rated products             14,888.9           14,243.4
Supporting remaining products                    12,258.1           11,851.7
____________________________________________________________________________
  Total debt securities                         $32,336.3          $31,860.3
____________________________________________________________________________
                                                ____________________________


The increase in debt securities primarily reflects the addition of approximately $655 million of debt securities acquired in connection with the U.S. Healthcare merger and the investment of net cash flow from mortgage loans, real estate and deposits to ARS fixed funding options. These increases were partially offset by a decrease in net unrealized capital gains included in the debt securities portfolio due to an increase in interest rates. Debt securities reflected net unrealized capital gains of $895 million at December 31, 1996 compared with $1.9 billion at December 31, 1995. Of these net unrealized capital gains at December 31, 1996, $205 million and $399 million related to assets supporting discontinued products and experience rated pension contractholders, respectively.

The debt securities in the Company's portfolio are generally rated by external rating agencies, and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. As of December 31, 1996 and 1995, the Company's investments in debt securities had average quality ratings of AA- (38% and 40%, respectively, were AAA). "Below investment grade" debt securities which include "problem" debt securities and "potential problem" debt securities (see page 25) and carry a rating of below BBB-/Baa3 represented 5% of the portfolio at December 31, 1996 and 1995. See Note 4 of Notes to Financial Statements for disclosures related to debt securities by market sector.

Below Investment Grade, Problem and Potential Problem Debt Securities

Included in the Company's debt securities were the following:

(Millions)                                                December 31,
__________________________________________________________________________
                                                       1996       1995
                                                       ____       ____
"Below Investment Grade" Securities (1)(2)             $1,666.0   $1,623.8
"Problem" Debt Securities (included above)                 36.4       81.0
"Potential Problem" Debt Securities (included above)       82.5       90.4

(1) "Below Investment Grade" securities at December 31, 1996 and 1995 include 24% and 33%, respectively, supporting discontinued products and 49% and 43%, respectively, supporting experience rated products.
(2) "Below Investment Grade" securities at December 31, 1996 and 1995 include $441.6 million and $625.1 million, respectively, of securities that were investment grade when purchased, but have since deteriorated in quality.

"Problem" debt securities are securities for which payment is in default, securities of issuers which are currently in bankruptcy or in out-of-court reorganizations, or securities of issuers for which bankruptcy or reorganization within six months is considered likely.

"Potential problem" debt securities are currently performing debt securities for which neither payment default nor debt restructuring is anticipated within six months, but whose issuers are experiencing significant financial difficulties. Identifying such potential problem debt securities requires significant judgment as to likely future market conditions and developments specific to individual debt securities.

The Company does not accrue interest on problem debt securities when management believes the likelihood of collection of interest is doubtful.

Residential Collateralized Mortgage Obligations

Included in the Company's debt securities were residential collateralized mortgage obligations ("CMOs") supporting the following:


(Millions)                                      1996                        1995
___________________________________________________________________________________________
                                         Fair         Amortized      Fair         Amortized
                                         Value          Cost         Value          Cost
                                         _________    _________      ________     _________
Total residential CMOs (1)               $ 2,764.7    $ 2,665.8      $ 3,073.9    $ 2,866.5
                                         _________    _________      _________    _________
                                         _________    _________      _________    _________

Percentage of total:
  Supporting discontinued products             8.0%                        7.7%
  Supporting experience rated products        77.3                        78.3
  Supporting remaining products               14.7                        14.0
                                         _________                   _________
                                             100.0%                      100.0%
                                         _________                   _________
                                         _________                   _________

(1)  At December 31, 1996 and 1995, approximately 66% and 70%, respectively, of the
     Company's residential CMO holdings were backed by government agencies such as GNMA, FNMA and FHLMC.

There are various categories of CMOs which are subject to different degrees of risk from changes in interest rates and, for nonagency-backed CMOs, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the repayment of principal from the underlying mortgages either earlier or later than originally anticipated.

At December 31, 1996 and 1995, approximately 67% and 76%, respectively, of the Company's CMO holdings were in planned amortization class ("PAC") and sequential structure tranches, which are subject to less prepayment and extension risk than other types of CMO instruments. At December 31, 1996 and 1995, approximately 3% and 2%, respectively, of the Company's CMO holdings were in interest-only ("IOs") and principal-only ("POs") tranches, which are subject to more prepayment and extension risks than other types of CMO instruments. Remaining CMO holdings have prepayment and extension risks falling between the degree of risk associated with PACs and sequentials, and IOs and POs.

Mortgage Loans

At December 31, 1996 and 1995, the Company's mortgage loan investments, net of impairment reserves, supported the following types of business:

(Millions)                                 1996               1995
______________________________________________________________________
Supporting discontinued products           $ 2,730.7         $ 3,388.6
Supporting experience rated products         2,370.5           3,013.4
Supporting remaining products                1,599.7           1,925.2
______________________________________________________________________
   Total mortgage loans                    $ 6,700.9         $ 8,327.2
______________________________________________________________________
                                           ___________________________


During 1996, the Company continued to manage its mortgage loan portfolio to reduce the balance in absolute terms and relative to invested assets, and to reduce its overall risk. The $1.6 billion decrease in the total mortgage loan portfolio primarily reflects loan prepayments, repayments of maturing loans and foreclosures.

The Company has a comprehensive process for assessing individual mortgage loans which includes an ongoing evaluation of key attributes of the mortgage investment, specifically, debt service coverage, cash flow sustainability, property condition, loan to value, market/economic trends, deal structure, borrower strength and ability to refinance. Management establishes action plans intended to reduce potential risk and maximize return on the investment. In addition, management performs a collateral valuation on a regular basis for mortgage loans with a balance greater than $5 million (approximately 83% of the total principal balance of the portfolio) to help determine whether adjustments to impairment reserves are warranted.

In 1996, the Company foreclosed on loans with a principal balance of $261 million and collateral with a fair market value of $139 million. Additional loans with a principal balance of $69 million were in the process of foreclosure at year end. In certain cases, the Company has taken substantive possession of the property supporting its loan, coupled with the borrower surrendering its interest in the future economic benefits in the property. Where this has occurred, the loans are considered in-substance foreclosures, and the Company writes them down to their fair market value less selling costs and classifies them as real estate held for sale.

Problem, Restructured and Potential Problem Loans

"Problem loans" are loans with payments over 60 days past due, loans on properties in the process of foreclosure, loans on properties involved in bankruptcy proceedings and loans on properties subject to redemption.

"Restructured loans" are loans where the Company modified the original contract terms to grant concessions to the borrower and are currently performing pursuant to the modified terms.
Restructured loans yielded cash returns of approximately 7% during 1996 and 1995.

If a restructured loan has a market rate of interest at the time of the restructure (which represents the interest rate the Company would charge for a new loan with comparable risk) and demonstrates sustainable performance (as generally evidenced by six months of pre- or post-restructuring payment performance in accordance with the restructured terms), the Company may return the loan to performing status.

"Potential problem loans" are loans which are performing pursuant to existing terms, but are loans the Company considers likely to become classified as problem or restructured loans. The Company identifies these loans through the portfolio review process on the basis of known information about the ability of borrowers to comply with present loan terms. Identifying potential problem loans requires significant judgment as to likely future market conditions and developments specific to individual properties and borrowers. The Company includes provision for losses that management believes are likely to arise from such potential problem loans in the specific impairment reserves.

Included in the Company's mortgage loan balances were the following categories of mortgage loans:

(Millions)                                      December 31,
___________________________________________________________________
                                            1996           1995
                                            ____           ____
Problem loans                               $  183.6       $  160.3
Restructured loans                             377.6          514.1
Potential problem loans                        239.9          839.1
                                            ________       ________
  Total (1)                                 $  801.1       $1,513.5
                                            ________       ________
                                            ________       ________

Specific impairment reserves on loans (2)   $  144.1       $  361.2
                                            ________       ________
                                            ________       ________

(1) Total problem, restructured and potential problem loans at December 31, 1996 and 1995 include 48% and 50%, respectively, supporting discontinued products and 32% and 34%, respectively, supporting experienced rated products.
(2) See Note 4 of Notes to Financial Statements.

The Company does not accrue interest on problem loans or restructured loans when management believes the collection of interest is unlikely. The amount of pretax investment income required by the original terms of such problem and restructured loans outstanding at December 31 and the portion thereof actually recorded as income were as follows:


(Millions)                             1996       1995       1994
____________________________________________________________________
Income which would have been recorded
 under original terms of loans         $  56.0    $  72.2    $ 127.2
Income recorded                           38.6       42.4       64.5
                                       _______    _______    _______
Lost investment income (1)             $  17.4    $  29.8    $  62.7
                                       _______    _______    _______
                                       _______    _______    _______

(1) Lost investment income for 1996, 1995 and 1994 included 66%, 35% and 46%, respectively, related to income allocated to investments supporting discontinued
    products, and 22%, 52% and 36%, respectively, related to income allocated to investments supporting experience rated products.



Real Estate

The Company's equity real estate balances, net of write-downs and reserves, were as follows:

(Millions)                                  December 31,
____________________________________________________________
                                       1996         1995
                                       ____         ____
Investment real estate                 $  192.0     $  153.0


Properties held for sale (1)(2)(3)        658.2      1,124.3
                                       ________     ________
  Total                                $  850.2     $1,277.3
                                       ________     ________
                                       ________     ________

(1) Includes $133.2 million and $190.4 million of in-substance foreclosures at December 31, 1996 and 1995, respectively.
(2) Properties held for sale at December 31, 1996 and 1995 include 48% and 56%, respectively, supporting discontinued products and 36% and 29%, respectively, supporting experience rated products.
(3) Foreclosed real estate classified as properties held for sale was carried at 57%
    and 61% of the Company's cash investment (unpaid mortgage balance plus capital additions) at December 31, 1996 and 1995, respectively.


During 1996, 1995 and 1994, the Company sold real estate with a carrying value of $666 million, $262 million and $415 million, respectively, (including real estate supporting discontinued and experience rated products). These sales generated $113 million (substantially all of which was allocable to discontinued and experience rated products), $18 million and $11 million of after-tax net realized capital gains in those years, respectively. Total after-tax net realized capital (gains) losses from real estate write-downs and changes in the valuation reserves were as follows:

(Millions)                                   1996        1995        1994
___________________________________________________________________________

Allocable to discontinued products           $ (1.6)     $ 30.9      $ 12.8
Allocable to experience rated products          2.9         5.1         2.9
Allocable to remaining products                17.6         2.2        (3.0)


The Company intends to sell a significant amount of properties held for sale over the next three years, real estate and capital market conditions permitting.

Use of Derivatives and Other Investments

The Company's use of derivatives is generally limited to hedging activity and has principally consisted of using foreign exchange forward contracts, futures contracts, interest rate swap agreements and warrants to hedge interest rate, price and currency risks. These instruments, viewed separately, subject the Company to varying degrees of market and credit risk. However, when used for hedging, the expectation is that these instruments would reduce overall market risk. Market risk is the possibility that future changes in market prices may decrease the market value of one or all of these financial instruments. Credit risk arises from the possibility that counterparties may fail to perform under the terms of the contracts. Management does not believe that its current hedging activity will have a material effect on the Company's liquidity or results of operations. (See Note 5 of Notes to Financial Statements.)

The Company also has investments in certain debt instruments with derivative characteristics, including those where market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short term or long term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. The amortized cost and fair value of these securities included in the debt securities portfolio as of December 31, 1996 was as follows:

                                                          Amortized       Fair
(Millions)                                                  Cost          Value
________________________________________________________________________________
Residential collateralized mortgage obligations:          $2,665.8      $2,764.7
  Principal-only strips (included above)                      44.5          53.3
  Interest-only strips (included above)                       10.9          23.0
Other structured securities with derivative
  characteristics (1)                                        126.3         129.2

(1) Represents nonleveraged instruments whose fair values and credit risk are based on underlying securities, including fixed-income securities and interest rate swap agreements.

Liquidity and Capital Resources

(Millions)                                1996          1995           1994
________________________________________________________________________________
Consolidated Assets                       $92,912.9     $84,323.7 (1)  $75,486.7 (1)
________________________________________________________________________________
                                          ______________________________________

Shareholders' Equity                      $10,889.7     $ 7,272.8      $ 5,503.0
________________________________________________________________________________
                                          ______________________________________

Cash and Cash Equivalents
and Short-Term Investments                $ 2,185.8     $ 2,320.5      $ 2,621.6
________________________________________________________________________________
                                          ______________________________________

Aetna-obligated mandatorily redeemable
preferred securities of subsidiary
limited liability company holding
primarily debentures guaranteed by Aetna  $   275.0     $   275.0      $   275.0
________________________________________________________________________________
                                          ______________________________________

Long-Term Debt                            $ 2,380.0     $   989.1      $ 1,079.2
________________________________________________________________________________
                                          ______________________________________

Average Short-Term Debt                   $   427.4     $    96.0      $   213.7
________________________________________________________________________________
                                          ______________________________________

Interest Expense                          $   168.3     $   115.9      $    98.6
________________________________________________________________________________
                                          ______________________________________

(1) Includes net assets of Discontinued Operations of $3,932.8 million and $3,167.3 million in 1995 and 1994, respectively.

The liquidity needs of the Company's businesses have generally been met by cash provided by premiums, deposits, asset maturities and income received on investments. Cash provided from these sources is used primarily for claim and benefit payments, contract withdrawals and operating expenses.

See "Large Case Pensions" for a discussion of the liquidity requirements specific to that business. The following discussion addresses the sources of liquidity available to meet the needs of all of the Company's businesses.

Debt securities and mortgage loans have durations that were selected to approximate the durations of the liabilities they support. The duration of these investments is monitored, and investment purchases and sales are executed with the objective of having adequate funds available to satisfy the Company's maturing liabilities.

As the Company's investment strategy focuses on matching asset and liability durations, and not specific cash flows, and since these duration assessments are dependent on numerous cash flow assumptions, asset sales may, from time to time, be required to satisfy liability obligations and/or rebalance asset portfolios. The investment portfolios are closely monitored to assess asset and liability matching in order to rebalance the portfolios as conditions warrant.

The Company has significant short-term liquidity supporting its businesses. At year-end 1996, cash and cash equivalents were $1.5 billion and short-term securities were $.7 billion.

Given the high quality of the debt securities portfolio (see "General Account Investments"), management expects the vast majority of the Company's investments in debt securities to be repaid in accordance with contractual terms. In addition, most of the debt securities in the portfolio are highly marketable and can be sold to enhance cash flow before maturity.

At December 31, 1996, scheduled mortgage loan principal repayments were as follows:

(Millions)
________________________________________
                  1997          $  702.2
                  1998             636.2
                  1999             757.4
                  2000           1,037.4
                  2001             268.6
            Thereafter           3,546.1


Consolidated Cash Flows

(Millions)                           1996         1995          1994
___________________________________________________________________________
Net cash provided by (used for)
 operating activities                $   (883.2)  $    647.7    $     840.8
                                     _______________________________________
                                     _______________________________________
Net cash provided by investing
 activities                          $    425.4   $    122.2    $   1,496.8
                                     ______________________________________
                                     ______________________________________
Net cash used for financing
 activities                          $   (558.6)  $ (1,336.4)   $  (1,609.8)
                                     ______________________________________
                                     ______________________________________
Cash and cash equivalents            $  1,462.6   $  1,712.7    $   2,277.2
                                     ______________________________________
                                     ______________________________________

The Company's cash flow requirements for 1996 were met by funds provided from operations, from the maturity and sale of investments (including the sale of the property-casualty operations) and from financing activities (including common and preferred equity and debt securities issued in conjunction with the U.S. Healthcare acquisition).

Net cash provided by (used for) investing activities included $1,937 million, $2,048 million and $2,359 million from net sales, including a securitization in 1995, as well as maturities and repayments of mortgage loans and real estate in 1996, 1995 and 1994, respectively.

Net cash used for financing activities included cash generated by sales of investment contracts which was lower in 1996, 1995 and 1994 than cash paid for maturing investment contracts and other withdrawals. During 1996, the Company paid dividends to common stock shareholders of $1.78 per share (approximately $219 million in total) (reflecting lower dividends per share in 1996 following the merger), and paid $2.76 per share in 1995 and 1994. During 1996, the Company also paid dividends to Class C preferred stock shareholders of $1.55955 per share or approximately $18 million. (See "Parent Company Cash Flow" below and "Financings and Financing Capacity" on page 33.)

Ratings

The ratings of certain of Aetna Inc.'s subsidiaries follow:

                                                    Rating Agencies
                             ____________________________________________________________
                                                             Moody's Investors   Standard
                             A.M. Best      Duff & Phelps        Service         & Poor's
                             ____________________________________________________________
Aetna Services, Inc.
  (senior debt) ***
    February 6, 1996              *         A **                 A2              A- **
    February 4, 1997              *         A                    A2              A-

Aetna Services, Inc.
  (commercial paper) ***
    February 6, 1996              *         D-1 **               P-1             A-2 **
    February 4, 1997              *         D-1                  P-1             A-2

Aetna Life Insurance Company
  (claims paying)
    February 6, 1996              A         AA- **               Aa3             A+ **
    February 4, 1997              A         AA-                  Aa3             A

Aetna Life Insurance and Annuity Company
  (claims paying)
    February 6, 1996              A+        AA+                  Aa2             AA **
    February 4, 1997              A+        AA+                  Aa2             AA-

*    Not rated by the agency.
**   On rating watch-up or credit watch with positive implications.
***  Fully and unconditionally guaranteed by Aetna Inc.

In addition, certain of the Company's HMO subsidiaries are rated on their claims paying ability by A.M. Best. All such ratings are in the "Excellent" or "Superior" categories.

Parent Company Cash Flow

Aetna Inc.'s recurring cash flow needs are primarily shareholder dividends. The Board of Directors (the "Board") reviews Aetna Inc.'s common stock dividend each quarter. Among the factors considered by the Board in determining the dividend are the Company's results of operations, and the capital requirements, growth and other characteristics of its businesses. Aetna Inc. also may fund growth or meet capital needs of the Company's businesses. Parent company cash flow may be met through dividends from operating subsidiaries which may reflect excess capital or borrowings. The Company continually monitors existing and alternative financing sources to support the Company's capital and liquidity needs, including, but not limited to, debt issuance, preferred or common stock issuance, intercompany borrowings and pledging or selling of assets.

Financings and Financing Capacity

Substantially all of the Company's short-term and long-term borrowings and financings are conducted through Aetna Services and are fully and unconditionally guaranteed by Aetna Inc. (See Note 13 of Notes to Financial Statements.)

The Company uses short-term borrowings from time to time to address timing differences between receipts and disbursements. In 1996, the Company used funds made available from the issuance of $1.4 billion of commercial paper to fund a portion of the consideration paid in connection with the U.S. Healthcare merger.

On August 19, 1996, Aetna Services issued $300,000,000 of 6.75% Notes due 2001; $350,000,000 of 7.125% Notes due 2006; $450,000,000 of 7.625%
Debentures due 2026; and $300,000,000 of 6.97% Debentures due 2036 (putable at par in 2004). The Company used the net proceeds from these securities to refinance outstanding short-term borrowings.

Aetna Services has a revolving credit facility in an aggregate amount of $1.5 billion with a worldwide group of banks. The facility terminates in June 2001. (See Note 13 of Notes to Financial Statements.)

Aetna-Obligated Mandatorily Redeemable Preferred Securities of
Subsidiary Limited Liability Company Holding Primarily Debentures
Guaranteed by Aetna

In November 1994, Aetna Capital L.L.C. ("ACLLC"), a subsidiary of Aetna Services, issued $275 million (11,000,000 shares) of 9 1/2% cumulative monthly income preferred securities. ACLLC loaned the proceeds from the preferred stock issuance to Aetna Services. Aetna Services used the proceeds of the loan for general corporate purposes. (See Note 14 of Notes to Financial Statements.)

Common Stock Transactions

The Company issued 34,988,615 shares of common stock on July 19, 1996 in connection with the U.S. Healthcare merger.

The Company issued 1,563,491 shares, 2,069,335 shares and 457,191 shares of treasury stock or previously unissued shares for benefit plans in 1996, 1995 and 1994, respectively.

On October 25, 1996, the Board adopted a resolution authorizing Aetna Inc. to repurchase up to 5 million shares of its common stock from time to time. As of December 31, 1996, 1,194,400 shares of common stock had been repurchased at a cost of $83 million. In 1995 and 1994, the Company did not acquire any shares of its common stock.

Restrictions on Certain Payments by the Company

The Company's business operations are conducted through Aetna Services and U.S. Healthcare and their respective subsidiaries (which principally consist of HMOs and insurance companies). In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further state regulations that, among other things, may require those companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations are not directly applicable to Aetna Services, U.S. Healthcare, or Aetna Inc., as none is an HMO or insurance company. The additional regulations applicable to the Company's indirect HMO and insurance company subsidiaries are not expected to affect the ability of Aetna Inc. to pay dividends, or the ability of any of the Company's subsidiaries to service their outstanding debt or preferred stock obligations.

Solvency Regulation

In recent years, state insurance regulators have been considering changes in statutory accounting practices and other initiatives to strengthen solvency regulation. The National Association of Insurance Commissioners ("NAIC") adopted risk-based capital ("RBC") standards for life insurers which are designed to identify weakly capitalized companies by comparing the adjusted surplus to the required surplus, which reflects the risk profile of the company ("RBC ratio"). Within certain ratio ranges, regulators have increasing authority to take action as the RBC ratio decreases. There are four levels of regulatory action ranging from requiring insurers to submit a comprehensive plan to the state insurance commissioner to when the state insurance commissioner places the insurer under regulatory control. The RBC ratio for each of the Company's primary life insurance subsidiaries as measured at December 31, 1996 was significantly above the levels which would require regulatory action. Rating agencies use their own RBC standards as part of determining a company's rating.

The NAIC has developed a model investment law providing for limits on the types and amounts of investments by insurance companies, as well as certain amendments to the model holding company law. Management believes that these changes to the model laws, if adopted by states regulating the Company, will not materially affect the Company. The NAIC also is considering several other solvency-related laws or regulations, such as RBC standards for health plans, including HMOs and an alternative to the new model investment law. Because these other initiatives are in a preliminary stage, management cannot assess the potential impact of their adoption on the Company.

Regulatory Environment

A variety of legislative and regulatory proposals have been made at both the federal and state government levels to address various aspects of the health care system.

Presently under consideration are various legislative proposals which would reform the federal Medicare program. Although certain proposed changes may provide the Company with additional opportunities to increase its Medicare risk HMO enrollment, others would reduce premiums paid by the Health Care Financing Administration ("HCFA") to the Company. The Company's financial results could be adversely affected to the extent such reductions are not offset by increases in member premiums, benefit reductions or reductions in rates of payment to contracted providers. Also being explored by HCFA are various competitive bidding and other changes to Medicare risk HMO program regulations which, if enacted, could adversely affect the Company's financial results.

The Health Insurance Portability and Accountability Act of 1996 ("Kennedy-Kassebaum Bill"), was enacted to (i) ensure portability of coverage to individuals changing jobs or moving to individual coverage by limiting preexisting condition exclusions, (ii) guarantee availability of coverage to employees in the small group market, and
(iii) prevent exclusion of individuals from coverage under group plans based on health status. This legislation will become effective on July 1, 1997 and will be subject to differing interpretation and potential expansion under state laws. Other federal legislation, effective January 1, 1998, mandates minimum hospital stays after childbirth and parity applying lifetime limits to mental health benefits.

In New York, the Health Care Reform Act of 1996 ("the Act"), effective January 1, 1997, allowed all private health care payors to negotiate payment rates for inpatient hospital services; previously only HMOs were permitted to negotiate such rates. The Act also provides for direct funding by private payors of hospital bad debt and charity care and graduate medical education by payments to state funding pools rather than through surcharges on payments for hospital services. The Company is negotiating arrangements with hospitals in its New York network to adjust the payments it makes to network hospitals to reflect the direct payments from the Company required by the Act. However, there can be no assurance that the Company will reach agreement on these adjustments with all such hospitals or that premium increases will offset all of the payments required under the Act.

Several other states, including states in which the Company has substantial managed care membership, have enacted legislation or regulation related to the operation of managed care plans. Such legislation or regulation varies, but has included, among other things, mandatory maternity lengths of stay, regulation of utilization review, mandated consumer disclosures, required payment for emergency room services, mandated grievance and appeal procedures, hearings on termination of physicians from networks, prohibition of so-called "gag" clauses, and provisions similar to those in the Kennedy-Kassebaum legislation. There can be no assurance that the Company can recoup, through higher premiums or other measures, the increased costs of mandated lengths of stay or other benefits, or other increased costs caused by such legislation or regulation.

Other potential legislative and regulatory changes related to managed care products that are receiving a high level of attention at both the state and federal levels include, but are not limited to (i) prohibition or limitation of arrangements designed to manage medical costs and improve quality of care, such as capitated arrangements with providers or provider financial incentives, (ii) limitations on utilization management methods, (iii) additional benefit mandates (including mandatory lengths of stay for certain procedures such as mastectomies), (iv) regulation of the composition of the Company's provider networks, such as any willing provider or pharmacy laws, (v) changes to licensure or certification requirements, (vi) mandatory participation in governmental programs such as Medicaid, (vii) assessments, surcharges or taxes on premiums or provider payments to fund uncompensated care, graduate medical education or government programs, (viii) extension of malpractice and other liability for medical decisions from providers to managed care plans, (ix) limitations on the marketing of Medicare plans directly to Medicare beneficiaries, (x) mandatory direct access to specialists, (xi) mandatory point-of-service benefits, (xii) mandatory coverage of experimental procedures and drugs, (xiii) third party review of denials of benefits, (xiv) enhanced liability for negligent denials of benefits, and (xv) prohibition of so-called "gag" clauses in provider contracts. At this time, the Company is unable to predict the impact of the foregoing federal or state legislation or regulation, or of any future legislation or regulatory changes that may be enacted, although it can be anticipated that certain of these measures, if enacted, would adversely affect the Company.

For other important information regarding regulation of the Company's health and other businesses, see the Company's 1996 Annual Report on Form 10-K.

New Accounting Pronouncements

See Note 1 of Notes to Financial Statements for a discussion of recently issued accounting pronouncements.

Forward-Looking Information

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. The Company desires to take advantage of these safe harbor provisions. Certain information contained herein is forward-looking within the meaning of the Act or Securities and Exchange Commission rules including, but not limited to, the information that appears under the headings "Outlook" in the discussion of results of operations of each of the Company's businesses. Words such as expects, anticipates, intends, plans, believes, seeks or estimates, or variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Set forth below are certain important factors that, in addition to general economic conditions and other factors, some of which are discussed elsewhere in this Annual Report or the Company's 1996 Annual Report on Form 10-K, may affect these forward-looking statements and the Company's businesses generally.

Certain Factors Particular to Health Operations

Premiums; Medical Cost Increases. Premiums in the Company's Health Risk business are generally fixed for one-year periods and actual cost levels in excess of those estimated and reflected in pricing cannot be recovered in the contract year through higher premiums from customers. Increased utilization, increases in provider contract rates, changes in legislation or regulation, changes in health practices and medical technologies and price increases in pharmaceuticals and durable medical equipment and other factors may increase medical costs.

Health Business Legislative and Regulatory Environment. As discussed above (see "Regulatory Environment"), certain legislative and regulatory changes related to health products have recently been enacted or proposed, and a variety of other potential legislative and regulatory changes are receiving a high level of attention at both the state and federal levels. At this time the Company is unable to predict the impact of these changes, although it can be anticipated that certain of these measures, if enacted, would adversely affect health operations through (i) reducing premiums, (ii) increasing, or reducing the ability to manage medical costs, (iii) increasing other operating expenses,
(iv) regulating levels and permitted lines of business, or (v) regulating other business practices.

Business Mix. The selection by employers and individuals of plans with higher copayments or deductibles, or of coinsurance plans, may lower certain medical costs, but generally results in lower premiums to the Company. In addition, continued migration of employers to self-funded coverage, or increased membership in Medicare risk plans (plans which the Company intends to expand), or the selection by plan participants of other health products with higher medical loss ratios may make the Company's margins more sensitive to changes in medical costs and premiums. Adverse publicity regarding managed care may influence the selection of health care coverages by plan participants.

Government Payors. In government-funded health programs such as Medicare and Medicaid, premium levels are determined by the government payor. Unilateral reduction of premium levels or limits on governmentally funded programs could adversely affect these lines of business. In addition, for plans covering government employees, the Company may be subject to retroactive reductions of premium rates by the government payor.

Accreditation. For certain of the Company's health plans, accreditation by independent quality accrediting agencies such as the National Committee for Quality Assurance is an important competitive factor. Any loss of or denial of accreditation may adversely affect customer selection of health products, and, in some jurisdictions may affect licensure status.

Integration of Health Operations. Growth in the Company's profitability is dependent, in part, on its ability to successfully integrate the separate health operations of Aetna Services and U.S. Healthcare. Factors affecting successful integration include, but are not limited to, timely integration of management and information systems, the application of U.S. Healthcare's managed care expertise to a broader membership base, and the timely elimination of duplicative administrative and customer service functions.

Certain Factors Particular to Financial Services Operations

Ratings. Adverse changes in the claims-paying ratings of the Company's financial services subsidiaries could have the effect of decreasing new sales and deposits and increasing withdrawals and surrenders in the Company's Aetna Retirement Services and Large Case Pensions businesses, which would adversely affect the level of asset-based fees of those businesses.

Product Retention. The Company incurs up-front costs, such as commissions, in sales of its annuity, life insurance and other financial services products, including international financial services products. These costs are generally deferred and recognized by the Company over time, and the retention of assets under those products is an important component of profitability. The Company generally seeks to structure its products and sales to encourage retention of assets under management, through surrender charges, more favorable credited rates to customers on assets the Company retains for longer periods, renewal commissions, service fees or other terms. However, customer withdrawal of assets earlier than anticipated by the Company in pricing its products would adversely affect profitability.

Significant Changes in Financial Markets. Significant changes in financial markets could impact the level of assets under management in the Company's Aetna Retirement Services, Large Case Pensions and International businesses, and, in turn, the Company's level of asset-based fees in those businesses. For example, significant increases in interest rates or decreases in equity markets, in addition to directly affecting the level of assets under management, may increase the level of withdrawals and decrease the level of deposits by customers. Customers under those circumstances may seek to diversify among asset managers or seek investment alternatives not offered by the Company. Significant declines in the value of investments may also affect the Company's ability to pass through investment losses to certain experience rated customers, whether due to triggering minimum guarantees or other business reasons.

Certain Factors Particular to International Operations

Currency Devaluation. The Company generally does not hedge the currency exposure of investments in its foreign affiliates, because it views these investments as long term. In preparing its consolidated financial statements, the Company translates its results from the foreign currency in which it operates in a particular country into U.S. dollars. Devaluation of a country's currency, however, would adversely affect results of operations when translated into U.S. dollars. Also, when economies, such as Mexico and Brazil, are considered highly inflationary (generally, cumulative inflation levels in excess of 100% over a three-year period), changes in the value of net monetary assets or liabilities would be recognized currently in earnings, rather than through shareholders' equity, making reported earnings potentially more volatile. In addition, although the Company considers foreign exchange trends when deciding to invest in particular countries, currency devaluation may also affect the value of international investments when translated to U.S. dollars.

International Market Factors. The Company's International operations involve certain other risks not typically associated with doing business in the United States. These risks include investment and other controls that may be imposed by governments, such as permitted levels of equity ownership of companies by foreign persons, remittances of foreign earnings or repatriation of capital, exchange of currency and restrictions on entry into new lines of business, requirements that portions of business be reinsured through state-affiliated institutions and other requirements affecting the conduct of business. Additionally, interest rate risk management may be more difficult due to the relatively short durations of investments available in currencies that match long-term liabilities for international fixed-rate products. Foreign economies may also experience increased volatility of equity markets and high rates of inflation and be subject to other political and economic factors such as more rapid change of regulatory policy.

Other Factors Affecting All of the Company's Businesses

Retention of Key Senior Executives. The Company's success is dependent, in part, on its ability to attract and retain key senior executives. The Company has entered into employment agreements with certain of these executives, although an employment agreement does not guarantee that an executive's services with the Company will continue.

Other Adverse Changes in Regulation. In addition to its health business, each of Aetna's other businesses is subject to comprehensive regulation. These businesses could be adversely affected by (i) increases in minimum capital and other financial viability requirements for health and other insurance operations,
(ii) removal of barriers preventing banks from engaging in insurance and mutual fund businesses, (iii) the taxation of insurance companies, and (iv) changes in the tax treatment of insurance products.

Management's Responsibility for Financial Statements

Management is responsible for the financial statements of Aetna Inc., which have been prepared in accordance with generally accepted accounting principles. The financial statements are the product of a number of processes that include the gathering of financial data developed from the records of the Company's day-to-day business transactions. Informed judgments and estimates are used for those transactions not yet complete or for which the ultimate effects cannot be measured precisely. The Company emphasizes the selection and training of personnel who are qualified to perform these functions. In addition, Company personnel are subject to rigorous standards of ethical conduct that are widely communicated throughout the organization.

The Company's internal controls are designed to reasonably assure that Company assets are safeguarded from unauthorized use or disposition and that Company transactions are authorized, executed and recorded properly. Company personnel maintain and monitor these internal controls on an ongoing basis. In addition, the Company's internal auditors review and report upon the functioning of these controls with the right of full access to all Company personnel.

The Company engages KPMG Peat Marwick LLP as independent auditors to audit its financial statements and express their opinion thereon. Their audits include reviews and tests of the Company's internal controls to the extent they believe necessary to determine and conduct the audit procedures that support their opinion. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG Peat Marwick LLP appears on page 95.

Aetna's Board of Directors has an Audit Committee composed solely of independent directors. The Committee meets periodically with management, the internal auditors and KPMG Peat Marwick LLP to oversee and monitor the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to the Company's financial statements. Both the independent and internal auditors have, at all times, the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Committee.

Consolidated Statements of Income

For the years ended December 31,

(Millions, except share and per common share data)  1996              1995              1994
__________________________________________________________________________________________________
Revenue:

Premiums                                            $     9,288.8     $  7,513.3        $  6,968.7
Net investment income                                     3,565.2        3,575.1           3,631.4
Fees and other income                                     2,174.8        1,924.3           1,741.5
Net realized capital gains (losses)                         134.4           47.2             (55.2)
                                                    ______________________________________________

Total revenue                                            15,163.2       13,059.9          12,286.4
__________________________________________________________________________________________________

Benefits and Expenses:

Current and future benefits                              10,341.4        9,109.1           8,719.4
Operating expenses                                        3,319.8        2,951.8           2,680.3
Interest expense                                            168.3          115.9              98.6
Amortization of goodwill and other acquired
 intangible assets                                          172.5           17.8              27.0
Amortization of deferred policy
 acquisition costs                                          160.1          139.1             133.6
Reductions of loss on discontinued products                (202.3)             -                 -
Severance and facilities charges                            864.7              -                 -
                                                    ______________________________________________

Total benefits and expenses                              14,824.5       12,333.7          11,658.9
__________________________________________________________________________________________________

Income from continuing operations
 before income taxes                                        338.7          726.2             627.5

Income taxes                                                133.6          252.3             218.1
                                                    ______________________________________________

Income from continuing operations                           205.1          473.9             409.4

Discontinued Operations, net of tax:
  Income (Loss) from operations                             182.2         (222.2)             58.1
  Gain on sale                                              263.7              -                 -
                                                    ______________________________________________

Net income                                          $       651.0     $    251.7        $    467.5
                                                    ______________________________________________
                                                    ______________________________________________

Net income applicable to common ownership           $       625.9     $    251.7        $    467.5
__________________________________________________________________________________________________
                                                    ______________________________________________

Results Per Common Share:

Income from continuing operations                   $        1.36     $     4.16        $     3.63
Discontinued Operations, net of tax:
  Income (Loss) from operations                              1.38          (1.95)              .51
  Gain on sale                                               2.00              -                 -
                                                    ______________________________________________

Net income                                          $        4.74     $     2.21        $     4.14
__________________________________________________________________________________________________
                                                    ______________________________________________


Weighted average common shares and common
  share equivalents                                   132,155,336    113,897,633       112,848,653
__________________________________________________________________________________________________

See Notes to Financial Statements.

Consolidated Balance Sheets

As of December 31,

(Millions, except share and per common share data)    1996             1995
__________________________________________________________________________________
Assets:
Investments:
 Debt securities available for sale, at fair value
      (amortized cost $31,441.4 and $29,962.5)        $   32,336.3     $  31,860.3
 Equity securities, at fair value (cost $963.4
  and $597.8)                                              1,332.8           659.7
 Short-term investments                                      723.2           607.8
 Mortgage loans                                            6,700.9         8,327.2
 Real estate                                                 850.2         1,277.3
 Policy loans                                                707.3           629.4
 Other                                                       835.5           688.6
                                                      ____________________________
Total investments                                         43,486.2        44,050.3
__________________________________________________________________________________

 Cash and cash equivalents                                 1,462.6         1,712.7
 Accrued investment income                                   598.6           618.3
 Premiums due and other receivables                        1,190.4         1,080.9
 Deferred income taxes                                           -           271.5
 Deferred policy acquisition costs                         2,226.9         1,953.1
 Goodwill and other acquired intangible assets             8,432.6           147.3
 Other assets                                              1,070.1           857.1
 Separate Accounts assets                                 34,445.5        29,699.7

 Net assets of Discontinued Operations                           -         3,932.8
                                                      ____________________________
Total assets                                          $   92,912.9     $  84,323.7
__________________________________________________________________________________
__________________________________________________________________________________

Liabilities:
 Future policy benefits                               $   18,983.3     $  18,372.9
 Unpaid claims                                             1,829.3         1,563.1
 Unearned premiums                                           333.6           142.4
 Policyholders' funds left with the Company               19,901.7        22,898.7
                                                      ____________________________
Total insurance liabilities                               41,047.9        42,977.1

 Dividends payable to shareholders                            36.9            79.2
 Short-term debt                                             282.8           389.6
 Long-term debt                                            2,380.0           989.1
 Current income taxes                                        164.3           154.0
 Deferred income taxes                                        31.7               -
 Other liabilities                                         3,202.3         2,344.2
 Participating policyholders' interests                      221.7           204.8
 Separate Accounts liabilities                            34,380.6        29,637.9
                                                      ____________________________
Total liabilities                                         81,748.2        76,775.9
__________________________________________________________________________________

 Minority Interest:
  Aetna-obligated mandatorily redeemable preferred

   securities of subsidiary limited liability company

   holding primarily debentures guaranteed by Aetna          275.0           275.0
__________________________________________________________________________________

Commitments and Contingent Liabilities
 (Notes 3, 5 and 18)

Shareholders' Equity:
 Class C Voting Mandatorily Convertible Preferred
  Stock ($.01 par value; 15,000,000 shares
  authorized in 1996; 11,655,546 issued and
  outstanding)                                               865.4               -
 Common Stock ($.01 par value and no par value;
  500,000,000 and 250,000,000 shares authorized;
  150,084,799 and 115,013,675 issued, and
  150,084,799 and 114,727,093 outstanding)                 4,032.8         1,448.2
 Net unrealized capital gains                                340.0           641.1
 Retained earnings                                         5,651.5         5,195.6
 Treasury stock, at cost (286,582 shares)                        -           (12.1)
                                                      ____________________________
Total shareholders' equity                                10,889.7         7,272.8
__________________________________________________________________________________

Total liabilities, minority interest and
  shareholders' equity                                $   92,912.9     $  84,323.7
__________________________________________________________________________________
__________________________________________________________________________________

Shareholders' equity per common share                 $      66.79     $     63.39
__________________________________________________________________________________
__________________________________________________________________________________

See Notes to Financial Statements.

Consolidated Statements of Shareholders' Equity


                                                  Class C Voting        Net
                                                  Mandatorily           Unrealized
                                                  Convertible           Capital
(Millions, except share data)                     Preferred   Common    Gains      Retained  Treasury
Three years ended December 31, 1996   Total       Stock       Stock     (Losses)   Earnings  Stock
_____________________________________________________________________________________________________

Balances at December 31, 1993         $ 7,043.1   $       -   $ 1,422.0 $  648.2   $ 5,103.3 $ (130.4)
_____________________________________________________________________________________________________

Net income                                467.5                                        467.5
Change in net unrealized capital
 gains or losses                       (1,719.7)                        (1,719.7)
Common stock issued for benefit plans
 (457,191 shares)                          26.1                                                  26.1
Loss on issuance of treasury stock         (2.8)                   (2.8)
Common stock dividends                   (311.2)                                     (311.2)
                                      _______________________________________________________________

Balances at December 31, 1994           5,503.0           -     1,419.2 (1,071.5)    5,259.6   (104.3)
_____________________________________________________________________________________________________
                                      _______________________________________________________________

Net income                                251.7                                        251.7
Change in net unrealized capital
 gains or losses                        1,712.6                          1,712.6
Common stock issued for benefit plans
(2,069,335 shares)                         97.4                     5.2                          92.2
Gain on issuance of treasury stock         23.8                    23.8
Common stock dividends                   (315.7)                                      (315.7)
                                      _______________________________________________________________

Balances at December 31, 1995           7,272.8           -     1,448.2    641.1     5,195.6    (12.1)
_____________________________________________________________________________________________________
                                      _______________________________________________________________

Net income                                651.0                                        651.0
Change in net unrealized capital
 gains or losses                         (301.1)                          (301.1)
Class C Voting Mandatorily Convertible
  Preferred stock issued for U.S.
  Healthcare merger (11,655,546 shares)   865.4        865.4
Common shares issued for U.S.
 Healthcare merger (34,988,615 shares)  2,580.1                 2,580.1
Stock options issued for U.S.
 Healthcare merger                         24.8                    24.8
Common stock issued for benefit plans
  (1,563,491 shares)                       75.1                    75.1
Repurchase of common shares (1,194,400
  shares)                                 (83.3)                  (83.3)
Common stock dividends                   (170.0)                                      (170.0)
Preferred stock dividends                 (25.1)                                       (25.1)
Treasury stock retired                        -                   (12.1)                         12.1
                                      _______________________________________________________________
Balances at December 31, 1996         $10,889.7   $    865.4  $ 4,032.8 $  340.0   $ 5,651.5 $      -
_____________________________________________________________________________________________________
_____________________________________________________________________________________________________

See Notes to Financial Statements.

Consolidated Statements of Cash Flows

For the years ended December 31,

(Millions)                                                 1996            1995            1994
_____________________________________________________________________________________________________
Cash Flows from Operating Activities:
 Net income                                                $   651.0       $    251.7      $    467.5
 Adjustments to reconcile net income to
  net cash (used for) provided by operating activities:
   (Income) Loss from Discontinued Operations                 (182.2)           222.2           (58.1)
   Decrease (increase) in accrued investment income             24.9            (21.0)          (25.9)
   Decrease (increase) in premiums due and other
    receivables                                                 12.0           (250.7)          144.3
   Increase in deferred policy acquisition costs              (275.1)          (267.1)         (193.5)
   Depreciation and amortization                               338.9            175.8           174.1
   (Decrease) increase in income taxes                        (155.8)           263.0           321.9
   Net decrease (increase) in other assets and
    other liabilities                                          184.0            (55.5)           10.3
   (Decrease) increase in other insurance liabilities         (956.8)           522.4            95.8
   Net realized capital (gains) losses                        (134.4)           (47.2)           55.2
   Gain on sale of Discontinued Operations                    (263.7)               -               -
   Amortization of net investment discounts                   (131.5)          (123.7)         (141.3)
   Other, net                                                    5.5            (22.2)           (9.5)
                                                           __________________________________________
    Net cash (used for) provided by operating activities      (883.2)           647.7           840.8
                                                           __________________________________________
Cash Flows from Investing Activities:
 Proceeds from sales of:
  Debt securities available for sale                        13,625.6         13,747.2        14,801.6
  Equity securities                                            565.6            355.9           124.2
  Mortgage loans                                               154.9            668.4           162.1
  Real estate                                                  689.5            317.1           543.4
  Other investments                                            838.6            761.4           718.1
  Short-term investments                                    34,679.2         48,763.1        51,936.7
  Discontinued Operations                                    4,134.1                -               -
 Investment maturities and repayments of:
  Debt securities available for sale                         3,567.0          2,190.9         2,499.6
  Debt securities held for investment                              -                -           573.5
  Mortgage loans                                             1,569.7          1,404.2         1,960.5
 Cost of investments in:
  Debt securities available for sale                       (16,922.5)       (16,842.1)      (17,639.5)
  Debt securities held for investment                              -                -          (350.3)
  Equity securities                                           (859.5)          (353.2)         (353.7)
  Mortgage loans                                              (360.5)          (244.9)         (247.7)
  Real estate                                                 (116.4)           (96.9)          (59.1)
  Other investments                                         (1,064.9)          (841.1)         (998.8)
  Short-term investments                                   (34,703.0)       (49,024.1)      (51,811.1)
  U.S. Healthcare                                           (5,243.9)               -               -
 Increase in property and equipment                            (78.2)          (155.3)         (135.9)
 (Increase) decrease in Separate Accounts                       (3.2)            57.3             4.1
 Other, net                                                    (46.7)          (585.7)         (230.9)
                                                           __________________________________________
  Net cash provided by investing activities                    425.4            122.2         1,496.8
                                                           __________________________________________
Cash Flows from Financing Activities:
 Deposits and interest credited for investment contracts     1,968.1          2,017.1         3,063.7
 Withdrawals of investment contracts                        (3,561.1)        (3,442.3)       (4,609.1)
 Issuance of long-term debt                                  1,389.3             52.4            62.5
 Repayment of long-term debt                                       -           (144.6)          (91.8)
 Net (decrease) increase in short-term debt                   (109.4)           375.5           (22.2)
 Issuance of preferred securities by subsidiary                    -                -           275.0
 Stock issued under benefit plans                               75.1            121.2            23.3
 Common stock acquired during the year                         (83.3)               -               -
 Dividends paid to shareholders                               (237.3)          (315.7)         (311.2)
                                                           __________________________________________
Net cash used for financing activities                        (558.6)        (1,336.4)       (1,609.8)
_____________________________________________________________________________________________________
Effect of exchange rate changes on cash
 and cash equivalents                                           (0.3)             2.0            (4.2)
 ____________________________________________________________________________________________________
Net (decrease) increase in cash and cash equivalents        (1,016.7)          (564.5)          723.6
Cash acquired from U.S. Healthcare                             766.6                -               -
Cash and cash equivalents, beginning of year                 1,712.7          2,277.2         1,553.6
                                                           __________________________________________
Cash and cash equivalents, end of year                     $ 1,462.6        $ 1,712.7     $   2,277.2
_____________________________________________________________________________________________________
_____________________________________________________________________________________________________

See Notes to Financial Statements.

Notes to Financial Statements

1.  Summary of Significant Accounting Policies

Aetna Inc., through its subsidiaries, provides health care benefits, group insurance, financial services and individual life insurance. Aetna U.S. Healthcare provides a full spectrum of managed care, indemnity and group life and disability insurance products in the U.S. Aetna Retirement Services offers financial services and individual life insurance products, including fixed and variable annuity contracts, investment advisory services and pension plan administrative services, universal life, variable universal life, traditional whole life and term insurance in the U.S. The International segment, through subsidiaries and joint venture operations, sells primarily life insurance, health insurance and financial services products in non-U.S. markets.
The Large Case Pensions segment manages a variety of retirement products (including pension and annuity products) for primarily defined benefit and defined contribution plans in the U.S. Discontinued Operations included commercial and personal property-casualty operations. (Refer to Note 3.) All footnote disclosures reflect continuing operations only, unless otherwise noted.

Principles of Consolidation

The consolidated financial statements include Aetna Inc. and its majority-owned subsidiaries (collectively, the "Company"), including Aetna Services, Inc. (formerly Aetna Life and Casualty Company), and, from July 19, 1996, U.S. Healthcare, Inc. (Refer to Note 2.) Less than majority-owned entities in which the Company has at least a 20% interest are reported on the equity basis. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles. Certain reclassifications have been made to 1995 and 1994 financial information to conform to the 1996 presentation.

Accounting Changes

Accounting for Stock-Based Compensation

As of December 31, 1996, the Company adopted Financial Accounting
Standard ("FAS") No. 123, Accounting for Stock-Based Compensation. This statement addresses the accounting for the cost of stock-based compensation, such as stock options. The Company has selected the disclosure alternative. (Refer to Note 11.)

Accounting Changes (Continued)

Accounting for the Impairment of Long-Lived Assets and for Long-
Lived Assets to be Disposed Of

As of January 1, 1996, the Company adopted FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This statement requires long-lived assets to be held and used to be written down to fair value when they are considered impaired. Long-lived assets to be disposed of (e.g., real estate held for sale) are to be carried at the lower of cost or fair value less estimated selling costs. In addition, this statement does not allow long-lived assets to be disposed of to be depreciated. As a result of the adoption of FAS No. 121, valuation reserves at January 1, 1996 were increased by $53 million in connection with the reversal of previously recorded accumulated depreciation related to properties held for sale. The adoption of FAS No. 121 did not materially impact results of operations.

Accounting by Creditors for Impairment of a Loan

As of January 1, 1995, the Company adopted FAS No. 114, Accounting by Creditors for Impairment of a Loan and FAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. Under these standards, a loan is considered impaired when it is probable that the Company will be unable to collect amounts due according to the contractual terms of the loan agreement.

Prior to the adoption of FAS Nos. 114 and 118, general reserves were established for estimated losses on potential problem loans (other than those allocable to experience rated products) which management believed were likely to become classified as problem or restructured in the next 12 months or so. Adoption of these standards had no impact on results of operations.

Future Application of Accounting Standards

Accounting for Transfers and Servicing of Financial Assets and
Extinguishments of Liabilities

FAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in June 1996. This statement provides accounting and reporting standards for transfers of financial assets and extinguishments of liabilities. Transactions covered by this statement would include securitizations, sales of partial interests in assets, repurchase agreements and securities lending. This statement requires that after a transfer of financial assets, an entity would recognize any assets it controls and liabilities it has incurred. An entity would not recognize assets when control has been surrendered or liabilities which have been satisfied. Portions of this statement are effective for each of 1997 and 1998 financial statements and early adoption is not permitted. The Company does not expect adoption of this statement to have a material effect on its financial position or results of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of 90 days or less when purchased.

Investments


Debt and equity securities are classified as available for sale and carried at fair value. These securities are written down (as realized capital losses) for other than temporary declines in value. Unrealized capital gains and losses related to available for sale investments, other than amounts allocable to experience rated contractholders and discontinued products, are reflected in shareholders' equity, net of related taxes.

Fair values for debt and equity securities are based on quoted market prices or dealer quotations. Where quoted market prices or dealer quotations are not available, fair values are measured utilizing quoted market prices for similar securities or by using discounted cash flow methods. Cost for mortgage-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments.

Purchases and sales of debt and equity securities are recorded on the trade date. Sales of mortgage loans and real estate are recorded on the closing date.

Mortgage loans and policy loans are carried at unpaid principal balances, net of impairment reserves. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect amounts due according to the contractual terms of the loan agreement (delays of up to 60 days may not result in a loan being considered impaired). For impaired loans, a specific impairment reserve is established for the difference between the recorded investment in the loan and the estimated fair value of the collateral. The Company applies this loan impairment policy individually to all loans in the portfolio and does not aggregate loans for the purpose of applying such provisions. The Company records full or partial charge-offs of loans at the time an event occurs affecting the legal status of the loan, typically at the time of foreclosure (actual or in-substance) or upon a loan modification giving rise to forgiveness of debt. A general reserve is established for losses management believes are likely to arise from loans in the portfolio, other than those which have been specifically reserved for.

Investments (Continued)

Investment real estate, which the Company has the intent to hold for the production of income, is carried at depreciated cost, including capital additions, net of write-downs for other than temporary declines in fair value. Properties held for sale (primarily acquired through foreclosure) are carried at the lower of cost or fair value less estimated selling costs. As a result of adopting FAS No. 121, the Company no longer depreciates properties held for sale. Adjustments to the carrying value of properties held for sale are recorded in a valuation reserve when the fair value less estimated selling costs is below cost. Fair value is generally estimated using a discounted future cash flow analysis in conjunction with comparable sales information. Property valuations are reviewed regularly by investment management.

Short-term investments, consisting primarily of money market instruments and other debt purchased with a maturity of 91 days to one year, are considered available for sale and are carried at fair value, which approximates amortized cost.

Other invested assets consist primarily of partnerships and equity subsidiaries. Partnerships and equity subsidiaries are carried on an equity basis.

The Company utilizes foreign exchange forward contracts, futures contracts, warrants and swap agreements for other than trading purposes in order to manage investment returns and price risk and to align maturities, interest rates, currency rates and funds availability with its obligations. (Refer to Note 5.)

Foreign exchange forward contracts which are designated at inception and are effective as hedges of foreign translation exposures and foreign transaction exposures related to investments classified as available for sale are accounted for using the deferral method. Accordingly, realized and unrealized gains and losses from these forward contracts are deferred on the Consolidated Balance Sheets, net of tax, in net unrealized capital gains or losses. Upon disposal of the hedged item, deferred gains and losses are recognized in net realized capital gains or losses. Excess realized or unrealized gain or loss, if any, from the foreign exchange forward contract compared to the foreign investment being hedged, is reported as a net realized capital gain or loss.

Investments (Continued)

Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of futures contracts that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability. Deferred gains or losses on such futures contracts are amortized over the life of the acquired asset or liability as a yield adjustment or through net realized capital gains or losses upon disposal of an asset. Changes in the fair value of futures contracts that do not qualify as hedges are recorded in net realized capital gains or losses. Hedge designation requires specific asset or liability identification, a probability at inception of high correlation with the position underlying the hedge, and that high correlation be maintained throughout the hedge period. If a hedging instrument ceases to be highly correlated with the position underlying the hedge, hedge accounting ceases at that date and excess gains and losses on the hedging instrument are reflected in net realized capital gains or losses.

Warrants represent the right to purchase specific securities and are accounted for as hedges. Upon exercise, the cost of the warrants are added to the basis of the securities purchased.

Swap agreements which are designated as interest rate risk management instruments at inception are accounted for using the accrual method. Accordingly, the difference between amounts paid and received on such agreements is reported in net investment income. There is no recognition in the Consolidated Balance Sheets of changes in the fair value of the agreement.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars at the exchange rate in effect at each year end for assets and liabilities and average exchange rates during the year for results of operations. The related unrealized gains or losses resulting from translation of the net assets are included in shareholders' equity. If the economy of the country where a foreign subsidiary is located is considered highly inflationary (generally, cumulative inflation levels in excess of 100% over a three-year period), changes in the value of net monetary assets or liabilities would be recognized currently in earnings.

Goodwill and Other Acquired Intangible Assets

Goodwill, which represents the excess of cost over the fair value of net assets acquired, is amortized on a straight-line basis over periods not exceeding 40 years. Other acquired intangible assets, which are primarily customer lists, provider networks and computer systems, are amortized on a straight-line basis over various periods not exceeding 25 years.

The Company regularly evaluates the recoverability of goodwill and other acquired intangible assets. The carrying value of such assets would be reduced through a direct write-off if, in management's judgment, it was probable that projected future operating income (before amortization of goodwill and other acquired intangible assets) would not be sufficient on an undiscounted basis to recover the carrying value. Operating earnings considered in such an analysis are those of the entity acquired, if separately identifiable, or the business segment that acquired the entity if the entity's earnings are not separately identifiable.

Deferred Policy Acquisition Costs

Certain costs of acquiring insurance business are deferred. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain expenses of underwriting and issuing contracts, and certain agency expenses. For fixed ordinary life contracts, such costs are amortized over expected premium-paying periods (up to 20 years). For universal life and certain annuity and pension contracts, such costs are amortized in proportion to estimated gross profits and adjusted to reflect actual gross profits over the life of the contracts (up to 20 years for annuity and pension contracts).

Deferred policy acquisition costs are written off to the extent that it is determined that future policy premiums and investment income or gross profits are not adequate to cover related losses and expenses.

Separate Accounts


Separate Accounts assets and liabilities generally represent funds maintained to meet specific investment objectives of contractholders who bear the investment risk, subject, in some cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets and liabilities are carried at market value. Deposits, net investment income and realized capital gains and losses on Separate Accounts assets are not reflected in the Consolidated Statements of Income.
Management fees charged to contractholders are included in fees and other income.

Insurance Liabilities


Future policy benefits include reserves for universal life, limited payment and traditional life insurance contracts.
Reserves for universal life contracts are equal to cumulative premiums less charges plus credited interest thereon. Reserves for limited payment and traditional life insurance contracts are computed on the basis of assumed investment yield, mortality, morbidity and expenses, including a margin for adverse deviation. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates range from 2.25% to 12.00%. Investment yield is based on the Company's experience. Mortality, morbidity and withdrawal rate assumptions are based on the experience of the Company and are periodically reviewed against both industry standards and experience.

Policyholders' funds left with the Company include reserves for pension and annuity investment contracts. Reserves on such contracts are equal to cumulative deposits less charges plus credited interest thereon (rates range from 2.50% to 17.75%) net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Reserves on contracts subject to experience rating reflect the rights of contractholders, plan participants and the Company.

Insurance Liabilities (Continued)


Unpaid claims related to the Company's prepaid health care services (primarily health maintenance organizations) consist principally of medical claims and capitation costs. Medical claims include estimates of payments to be made on claims reported and estimates of health care services rendered but not reported to the Company as of the balance sheet date. Such estimates include the cost of services which will continue to be rendered after the balance sheet date if the Company is obligated to pay for such services in accordance with contract provisions or regulatory requirements. Medical claims payable are estimated periodically and any resulting adjustments are included in current operations.

Unpaid claim reserves for other group health products and medical claims payable reflect estimates, derived from past experience, of the ultimate cost of incurred claims, including claims that have been incurred but not reported, and claims that have been reported, but not settled.

Revenue Recognition


For universal life and certain annuity contracts, charges assessed against policyholders' funds for the cost of insurance, surrender charges, actuarial margin and other fees are recorded as revenue in fees and other income. Other amounts received for these contracts are reflected as deposits and are not recorded as revenue. Life insurance premiums, other than premiums for universal life and certain annuity contracts, are recorded as premium revenue when due. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity, reflected as an offsetting amount in both premiums and current and future benefits in the Consolidated Statements of Income.

Group health and group insurance premiums are generally recorded as premium revenue over the term of the coverage. Some group contracts allow for premiums to be adjusted to reflect actual experience. Such premiums are recognized as the experience emerges.

Fees and other income are derived primarily from contracts for claim processing or other administrative services and are recorded over the period the service is provided.

Income Taxes


The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. The Company files a consolidated federal income tax return. Foreign subsidiaries and U.S. subsidiaries operating outside of the United States are taxed under applicable foreign statutes. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

Earnings Per Common Share

Primary earnings per common share are computed using net income less preferred stock dividends divided by the weighted average number of common shares outstanding (including common share equivalents). Fully diluted earnings per common share are computed using net income divided by the weighted average number of common shares outstanding (including common share equivalents and other potentially dilutive securities). In determining primary earnings per common share, the 6.25% Class C Voting Preferred Stock ("Class C Stock") is not considered a common stock equivalent. It is included in the calculation of the Company's fully diluted earnings per common share. The weighted average number of shares of Class C Stock outstanding for 1996 was 5.3 million. There is not a material difference between primary and fully diluted earnings per common share.

Reinsurance

The Company utilizes reinsurance agreements to reduce exposure to large losses in all aspects of its insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. Only those reinsurance recoverables deemed probable of recovery are reflected as assets.

2.  Merger with U.S. Healthcare

The merger with U.S. Healthcare was consummated on July 19, 1996. As a result of the merger, Aetna Services and U.S. Healthcare are each direct, wholly owned subsidiaries of Aetna Inc. Pursuant to the merger, each outstanding share of Aetna Services common stock (115,721,039 shares) became a share of common stock of Aetna Inc. Each outstanding share of U.S. Healthcare common stock and Class B Stock became a right to receive $34.20 in cash, 0.2246 shares of Aetna Inc. common stock and 0.0749 shares of Aetna Inc. Class C Stock resulting in the issuance of 34,951,077 shares of Aetna Inc. common stock and 11,655,546 shares of Class C Stock.

The merger has been accounted for as a purchase. Total consideration of approximately $8.9 billion has been allocated to the assets acquired and liabilities assumed based on estimates of their fair values. Assets acquired totaled $1.8 billion and liabilities assumed were $.8 billion. A total of $7.9 billion, net of related deferred taxes, representing the excess of the purchase price over the fair values of the net assets acquired, has been allocated to goodwill and other acquired intangible assets and is being amortized over a 40-year period for goodwill and over a range of five to 25 years for other acquired intangible assets.

The Company's consolidated results of operations include U.S. Healthcare from July 19, 1996. The pro forma information below presents combined results of operations as if the merger (as well as the sale of Aetna's property-casualty operations - refer to
Note 3) had occurred at the beginning of 1995 and reflects adjustments which include interest expense related to the assumed financing of a portion of the cash consideration paid, interest income foregone related to the balance of the cash consideration paid, amortization of goodwill and other acquired intangible assets, and adjustments to conform U.S. Healthcare's accounting policies with the Company's and to remove the effect of merger-related costs incurred by U.S. Healthcare prior to the acquisition. Severance and facility charges incurred as a result of the integration ($275 million, after tax) are included in 1996 results (refer to Note 8), but no adjustment has been made to give effect to any synergies which may be realized as a result of the merger.

The following pro forma information is not necessarily indicative of the consolidated results of operations of the combined Company had the merger occurred at the beginning of 1995, nor is it necessarily indicative of future results.

(Millions, except per common share data)           December 31,
____________________________________________________________________
                                             1996          1995
                                             _____         ____

Revenue                                      $17,528.5     $16,611.9
                                             _________     _________
                                             _________     _________

Net realized capital gains
  included in revenue                        $   128.9     $    62.3
                                             _________     _________
                                             _________     _________

Income before income taxes                   $   354.6     $   849.2
                                             _________     _________

Income taxes                                 $   180.7     $   377.7
                                             _________     _________

Net income                                   $   173.9     $   471.5
                                             _________     _________
                                             _________     _________

Net income per common share                  $     .78     $    2.79
                                             _________     _________
                                             _________     _________

3.  Sale of Subsidiaries

On April 2, 1996, the Company sold its property-casualty operations to an affiliate of The Travelers Insurance Group Inc.
("Travelers") for approximately $4.1 billion in cash. The sale resulted in an after-tax gain of $264 million
($218 million pretax).

The operating results and net assets of the property-casualty operations were presented as Discontinued Operations through the sale date. Operating results for the period from January 1 to April 2, 1996 and for the years ended December 31, 1995 and 1994 were:

(Millions)                                           1996        1995         1994
_______________________________________________________________________________________

Total revenue                                       $ 1,539.3    $ 5,258.2    $ 5,338.9
                                                    _________    _________    _________
                                                    _________    _________    _________
Income (loss) before income taxes                   $   262.7    $  (384.3)   $    30.8
Income taxes (benefits)                                  80.5       (162.1)       (27.3)
                                                    _________    _________    _________
Income (loss)                                       $   182.2    $  (222.2)   $    58.1
_____________________________________________________________    ______________________
                                                    _________    _________    _________

Net assets at December 31, 1995 consisted of:

(Millions)
_____________________________________________________________
Total investments                                   $13,986.5
                                                    _________
Total assets                                        $23,502.4
                                                    _________
Total insurance liabilities                         $18,008.7
                                                    _________
Total liabilities                                   $19,569.6
_____________________________________________________________

As a result of the sale, the Company retained no property-casualty liabilities other than those associated with indemnifying Travelers for a portion of certain potential liability exposures. While there can be no assurances, management currently does not believe that the aggregate ultimate loss arising from these indemnifications, if any, will be material to the annual net income, liquidity or financial condition of the Company, although it is reasonably possible.

4.  Investments

Debt securities available for sale at December 31 were as follows:
                                                                 Gross         Gross
(Millions)                                         Amortized     Unrealized    Unrealized   Fair
1996                                               Cost          Gains         Losses       Value
_______________________________________________________________________________________________________
Bonds:
  U.S. government and government agencies and
   authorities                                     $  3,723.0    $    82.9     $   32.8     $   3,773.1
  States, municipalities and political
   subdivisions                                         348.4          7.3           .4           355.3
  U.S. corporate securities:
    Utilities                                         2,355.3         85.8         20.8         2,420.3
    Financial                                         4,486.0         82.5         22.0         4,546.5
    Transportation/capital goods                      2,373.7        136.6         17.5         2,492.8
    Health care/consumer products                     1,754.0         64.6         14.9         1,803.7
    Natural resources                                 1,287.7         44.1         13.9         1,317.9

    Other corporate securities                        1,488.1         46.4         14.7         1,519.8
                                                   ____________________________________________________
      Total U.S. corporate securities                13,744.8        460.0        103.8        14,101.0
  Foreign:
    Government, including political subdivisions      2,407.5        111.2         13.3         2,505.4
    Utilities                                           740.3         55.0          5.1           790.2
    Other                                             3,376.3        148.3         11.5         3,513.1
                                                   ____________________________________________________
      Total foreign securities                        6,524.1        314.5         29.9         6,808.7
  Residential mortgage-backed securities:
    Pass-throughs                                     1,771.5         88.6         11.7         1,848.4
    Collateralized mortgage obligations               2,665.8        117.6         18.7         2,764.7
                                                   ____________________________________________________
      Total residential mortgage-backed securities    4,437.3        206.2         30.4         4,613.1
  Commercial/Multifamily mortgage-backed
       securities                                     1,131.5         27.8         15.0         1,144.3
  Other asset-backed securities (1)                   1,458.0         10.3          3.7         1,464.6
                                                   ____________________________________________________
Total Bonds                                          31,367.1      1,109.0        216.0        32,260.1
Redeemable Preferred Stocks                              74.3          1.9            -            76.2
                                                   ____________________________________________________
  Total Debt Securities                            $ 31,441.4    $ 1,110.9      $ 216.0      $ 32,336.3
_______________________________________________________________________________________________________
                                                   ____________________________________________________

                                                                 Gross         Gross
(Millions)                                         Amortized     Unrealized    Unrealized    Fair
1995                                               Cost          Gains         Losses        Value
_______________________________________________________________________________________________________
Bonds:
  U.S. government and government agencies and
   authorities                                     $  3,528.5    $   193.0     $    1.0     $   3,720.5
  States, municipalities and political subdivisions      69.1         12.7           .3            81.5
  U.S. corporate securities:
    Utilities                                         2,172.8        163.4          3.2         2,333.0
    Financial                                         4,527.8        185.4          8.9         4,704.3
    Transportation/capital goods                      2,486.6        245.9          2.6         2,729.9
    Health care/consumer products                     1,783.6        149.5          8.3         1,924.8
    Natural resources                                 1,186.3         93.7          1.2         1,278.8

    Other corporate securities                        1,732.0        137.3         10.1         1,859.2
                                                   ____________________________________________________
      Total U.S. corporate securities                13,889.1        975.2         34.3        14,830.0
  Foreign:
    Government, including political subdivisions      1,892.6         86.8         11.1         1,968.3
    Utilities                                           706.8         73.4           .1           780.1
    Other                                             2,792.6        201.3          7.6         2,986.3
                                                   ____________________________________________________
      Total foreign securities                        5,392.0        361.5         18.8         5,734.7
  Residential mortgage-backed securities:
    Pass-throughs                                     1,738.1        136.9         10.6         1,864.4
    Collateralized mortgage obligations               2,866.5        213.1          5.7         3,073.9
                                                   ____________________________________________________
      Total residential mortgage-backed securities    4,604.6        350.0         16.3         4,938.3
  Commercial/Multifamily mortgage-backed
       securities                                       741.9         32.3           .2           774.0
  Other asset-backed securities (1)                   1,728.5         45.2          1.2         1,772.5
                                                   ____________________________________________________
Total Bonds                                          29,953.7      1,969.9         72.1        31,851.5
Redeemable Preferred Stocks                               8.8           .5           .5             8.8
                                                   ____________________________________________________
  Total Debt Securities                            $ 29,962.5    $ 1,970.4      $  72.6      $ 31,860.3
_______________________________________________________________________________________________________
                                                   ____________________________________________________
(1) Includes approximately $108.0 million of subordinate and residual certificates from a mortgage loan securitization in 1995 which were retained by the Company.

At December 31, 1996 and 1995, net unrealized appreciation on available for sale debt securities included $399 million and $960 million, respectively, related to experience rated contracts and $205 million and $421 million, respectively, related to discontinued products (refer to Note 9), which were not reflected in shareholders' equity.

The carrying and fair value of debt securities are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

1996                                        Amortized      Fair
(Millions)                                  Cost           Value
____________________________________________________________________

Due to mature:
  One year or less                          $ 1,515.5      $ 1,522.3
  After one year through five years           7,190.7        7,296.4
  After five years through ten years          7,215.9        7,391.4
  After ten years                             8,492.5        8,904.2
  Mortgage-backed securities                  5,568.8        5,757.4
  Other asset-backed securities               1,458.0        1,464.6
____________________________________________________________________
    Total                                   $31,441.4      $32,336.3
____________________________________________________________________
                                            ________________________

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates. At December 31, 1996 and 1995, the Company had loaned securities (which are reflected as invested assets) with a market value of approximately $1.3 billion.

Investments in equity securities were as follows:

                                           Gross         Gross
                                           Unrealized    Unrealized    Fair
(Millions)                   Cost          Gains         Losses        Value
________________________________________________________________________________
1996
________________________________________________________________________________
Equity securities            $   963.4    $   397.9     $    28.5      $ 1,332.8
________________________________________________________________________________
                             ___________________________________________________

1995
________________________________________________________________________________
Equity securities            $   597.8    $    85.1     $    23.2      $   659.7
________________________________________________________________________________
                             ___________________________________________________

Real Estate holdings at December 31 were as follows:

(Millions)                                    1996         1995
____________________________________________________________________

Properties held for sale                      $  771.7    $  1,230.2
Investment real estate                           220.6         177.7
                                              ______________________
                                                 992.3       1,407.9
Valuation reserve                                142.1         130.6
                                              ______________________
  Net carrying value of real estate           $  850.2    $  1,277.3
____________________________________________________________________
                                              ______________________
  Net carrying value of real estate of
   discontinued products (included above)     $  367.7    $    635.0
_____________________________________________________________________
                                              _______________________

Accumulated depreciation for real estate was $21 million and $117 million at December 31, 1996 and 1995, respectively.

Total real estate write-downs included in the net carrying value of the Company's real estate holdings at December 31, 1996 and 1995 were $347 million and $555 million, respectively, (including $224 million and $299 million, respectively, attributable to assets of discontinued products).

At December 31, 1996 and 1995, the total recorded investment in mortgage loans that are considered to be impaired (including problem loans, restructured loans and potential problem loans) and related specific reserves are as follows:

                                                      1996                        1995
                                              ___________________________________________________
                                              Total                       Total
                                              Recorded     Specific       Recorded     Specific
(Millions)                                    Investment   Reserves       Investment   Reserves
_________________________________________________________________________________________________

Supporting discontinued products              $  387.3     $     86.9     $   755.4    $    200.9
Supporting experience rated products             258.3           40.0         439.2         115.1
Supporting remaining products                    160.1           17.2         329.8          45.2
                                              ___________________________________________________
   Total Impaired Loans                       $  805.7 (1) $    144.1     $ 1,524.4(1) $    361.2
_________________________________________________________________________________________________
                                              ___________________________________________________

(1) Includes impaired loans of $227.0 million and $417.0 million, respectively, for which no specific reserves are considered necessary.

The activity in the specific and general mortgage loan impairment reserves as of December 31 is summarized below:

                                            Supporting
                            Supporting      experience    Supporting
                            discontinued    rated         remaining
(Millions)                  products        products      products      Total
_________________________________________________________________________________

Balance at
 December 31, 1994          $   372.1       $   364.6     $   119.3     $   856.0
_________________________________________________________________________________
                            _____________________________________________________

Charged to
 net realized capital loss          -               -          10.4          10.4

Charged (credited) to
 other accounts (1)              25.2           (30.2)            -          (5.0)


Principal write-offs           (109.8)         (106.1)        (40.6)       (256.5)
                            _____________________________________________________

Balance at

 December 31, 1995 (2)          287.5           228.3          89.1         604.9
_________________________________________________________________________________
                             ____________________________________________________

Credited to
 net realized capital gain          -               -         (33.0)        (33.0)

Credited to
 other accounts (1)             (10.0)          (57.6)            -         (67.6)


Principal write-offs           (140.8)          (96.0)        (20.5)       (257.3)
                            _____________________________________________________

Balance at

 December 31, 1996 (2)      $   136.7        $   74.7     $    35.6     $   247.0
_________________________________________________________________________________
                            _____________________________________________________

(1)  Reflects adjustments to reserves related to assets supporting experience rated products and discontinued products which do not affect the Company's results of operations.

(2) Total reserves at December 31, 1996 and 1995 include $144.1 million and $361.2 million of specific reserves and $102.9 million and $243.7 million of general reserves, respectively.




The Company accrues interest income on impaired loans to the extent it is deemed collectible and the loan continues to perform under its original or restructured terms. Interest income on problem loans is generally recognized on a cash basis. Cash payments on loans in the process of foreclosure are generally treated as a return of principal.

Income earned (pretax) and received on the average recorded investment in impaired loans for the twelve months ended
December 31 was as follows:

                                                   1996                               1995
                                      __________________________________________________________________
                                      Average                            Average
                                      Impaired   Income     Income       Impaired   Income     Income
(Millions)                            Loans      Earned     Received     Loans      Earned     Received
________________________________________________________________________________________________________

Supporting discontinued products      $   675.0  $  54.6    $  55.8      $   952.9  $    81.9  $    81.0
Supporting experience rated products      474.7     33.1       33.2          739.8       50.6       51.6
Supporting remaining products             211.6     16.6       16.8          292.5       21.6       22.1
                                      __________________________________________________________________
  Total                               $ 1,361.3  $ 104.3    $ 105.8      $ 1,985.2  $   154.1  $   154.7
________________________________________________________________________________________________________
                                      __________________________________________________________________

The carrying values of investments that were nonincome producing for the twelve months preceding the Consolidated Balance Sheet date were as follows:

(Millions)                         1996         1995
________________________________________________________

Debt securities                    $  13.7      $    6.9
Mortgage loans                        21.5          57.9
Real estate                           60.0          95.8
                                   _____________________
  Total nonincome producing
  assets                           $  95.2      $  160.6
________________________________________________________
                                   _____________________
  Nonincome producing
  assets of discontinued
  products (included above)        $  32.5      $   33.9
________________________________________________________
                                   _____________________

Significant noncash investing and financing activities include acquisition of real estate through foreclosures (including in-substance foreclosures) of mortgage loans amounting to $141 million and $264 million for 1996 and 1995, respectively.

At December 31, 1996 and 1995, the Company's mortgage loan balances, net of specific impairment reserves, by geographic region and property type were as follows:


(Millions)            1996       1995           (Millions)          1996       1995
_________________________________________       ________________________________________
South Atlantic        $ 1,311.6  $ 1,755.6      Office              $ 3,056.4  $ 3,619.9
Middle Atlantic         1,592.9    1,562.7      Retail                1,369.3    1,834.4
New England               745.1      985.4      Apartment               428.8      600.6
South Central             334.5      656.6      Hotel/Motel             572.0      921.9
North Central             749.4      933.1      Industrial              584.7      726.9
Pacific and Mountain    1,412.4    1,902.8      Mixed Use               430.0      360.8
Other                     657.9      774.7      Other                   362.6      506.4
                      ____________________                          ____________________
  Total                 6,803.8    8,570.9       Total                6,803.8    8,570.9

Less general                                    Less general
 impairment reserve       102.9      243.7       impairment reserve     102.9      243.7
                      ____________________                          ____________________

Net mortgage                                    Net mortgage
 loan balance         $ 6,700.9  $ 8,327.2       loan balance       $ 6,700.9  $ 8,327.2
__________________________________________      ________________________________________
                      ____________________                          ____________________



5.  Financial Instruments

Estimated Fair Value

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 1996 and 1995 were as follows:

(Millions)                                      1996                      1995
                                      _________________________________________________
                                       Carrying     Fair         Carrying     Fair
                                       Value        Value        Value        Value
                                       ________     _____        ________     _____
Assets:
  Mortgage loans                       $ 6,700.9    $ 6,705.0    $ 8,327.2    $ 8,544.0

Liabilities:
  Investment contract liabilities:
    With a fixed maturity              $ 7,328.2    $ 7,336.2    $ 9,779.6    $ 9,738.2
    Without a fixed maturity            11,859.1     11,764.3     12,316.2     12,332.7
  Long-term debt                         2,380.0      2,374.6        989.1        988.3

Estimated Fair Value (Continued)

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, such as estimates of timing and amount of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument. In evaluating the Company's management of interest rate, price and liquidity risks, and currency exposures, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the above financial instruments:

Mortgage loans: Fair values are estimated by discounting expected mortgage loan cash flows at market rates which reflect the rates at which similar loans would be made to similar borrowers. The rates reflect management's assessment of the credit quality and the remaining duration of the loans. The fair value estimates of mortgage loans of lower credit quality, including problem and restructured loans, are based on the estimated fair value of the underlying collateral.

Investment contract liabilities (included in policyholders' funds left with the Company):

With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

Without a fixed maturity: Fair value is estimated as the amount payable to the contractholder upon demand. However, the Company has the right under such contracts to delay payment of withdrawals which may ultimately result in paying an amount different than that determined to be payable on demand.

Long-term debt: Fair value is based on quoted market prices for the same or similar issued debt or, if no quoted market prices are available, on the current rates estimated to be available to the Company for debt of similar terms and remaining maturities.

Off-Balance-Sheet and Other Financial Instruments:


The notional amounts, carrying values and estimated fair values of the Company's off-balance-sheet and other financial instruments at December 31 were as follows:

                                            1996                              1995
                                 ____________________________     ____________________________
                                            Carrying                         Carrying
                                            Value                            Value
                                 Notional   Asset       Fair      Notional   Asset       Fair
(Millions)                       Amount    (Liability)  Value     Amount    (Liability)  Value
______________________________________________________________________________________________

Foreign exchange forward
 contracts - sell:
  Related to net investments in
   foreign affiliates            $  29.7    $    (.6)   $   (.6)  $ 210.4   $  (2.0)     $  (3.5)
  Related to investments in
   nondollar denominated assets    213.1         3.0        3.4      54.0       (.1)         (.1)
Foreign exchange forward
 contracts - buy:
  Related to net investments in
   foreign affiliates               25.3           -          -       2.7        .2           .4
  Related to investments in
   nondollar denominated assets     23.5          .5         .5      43.8        .1           .6
Interest rate swaps                 43.0           -        6.4      43.0         -          9.5
Futures contracts to sell
  debt securities                      -           -          -      20.9        .2           .2
Forward swap agreements                -           -          -     100.0         -           .1
Warrants to purchase debt
  securities                        19.0         3.9        3.9      19.0       4.5          4.5

The notional amounts of these instruments do not represent the Company's risk of loss. The fair value of these instruments was estimated based on quoted market prices, dealer quotations or internal price estimates believed to be comparable to dealer quotations. These fair value amounts reflect the estimated amounts that the Company would have to pay or would receive if the contracts were terminated.

Off-Balance-Sheet and Other Financial Instruments (Continued):


The Company engages in hedging activities to manage interest rate, price and currency risks. Such hedging activities have principally consisted of using off-balance-sheet instruments such as those in the above table. All of these instruments involve, to varying degrees, elements of market risk and credit risk in excess of the amounts recognized in the Consolidated Balance Sheets. The Company evaluates the risks associated with these instruments in a manner similar to that used to evaluate the risks associated with on-balance-sheet financial instruments. Market risk is the possibility that changes in market prices may decrease the market value of one or all of these financial instruments. For off-balance-sheet financial instruments used for hedging, such market price changes are generally offset by the market price changes in the hedged instruments held by the Company. Credit risk arises from the possibility that counterparties may fail to perform under the terms of the contract, which could result in an unhedged position. However, unlike on-balance-sheet financial instruments, where credit risk generally is represented by the notional or principal amount, the off-balance-sheet financial instruments' risk of credit loss generally is significantly less than the notional value of the instrument and is represented by the positive fair value of the instrument. The Company generally does not require collateral or other security to support the financial instruments discussed below. However, the Company controls its exposure to credit risk through credit approvals, credit limits and regular monitoring procedures. There were no material concentrations of off-balance-sheet financial instruments at December 31, 1996.

Off-Balance-Sheet and Other Financial Instruments (Continued):


Foreign Exchange Forward Contracts:

Foreign exchange forward contracts are agreements to exchange fixed amounts of two different currencies at a specified future date and at a specified price. The Company utilizes foreign exchange forward contracts to hedge its foreign currency exposure arising from certain investments in foreign affiliates (primarily Canada) and nondollar denominated investment securities. The Company generally utilizes foreign currency contracts with terms of up to three months.

At December 31, 1996 and 1995, the Company had unhedged foreign currency exposures (for which either no market exists for hedging or a decision was made not to hedge the risk) of $727 million and $677 million, respectively, related to net investments in foreign affiliates (primarily Taiwan, Mexico, Chile and Malaysia) and
$67 million and $69 million, respectively, related to investments in nondollar denominated assets.

Interest Rate Swaps:

The Company utilizes interest rate swaps to manage certain exposures related to changes in interest rates primarily by exchanging variable rate returns for fixed rate returns.

Futures Contracts:

Futures contracts represent commitments to either purchase or sell securities at a specified future date and at a specified price or yield. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

Warrants:

Warrants are instruments giving the Company the right, but not the obligation to buy a security at a given price during a specified period.

6.  Net Investment Income

Sources of net investment income were as follows:

(Millions)                  1996         1995         1994
                            __________   __________   ________

Debt securities             $ 2,312.1    $ 2,275.9    $ 2,250.0
Equity securities                34.0         22.0         29.2
Short-term investments           29.0         25.1         14.0
Mortgage loans                  761.8        962.6      1,146.8
Real estate                     300.2        306.4        302.0
Policy loans                     37.2         30.6         28.0
Other                           120.0        133.2         86.2
Cash equivalents                168.6        151.8        109.1
                            ___________________________________
Gross investment
   income                     3,762.9      3,907.6      3,965.3
Less: investment
   expenses                     197.7        332.5        333.9
                            ___________________________________
  Net investment

   income (1)(2)            $ 3,565.2    $ 3,575.1    $ 3,631.4
_______________________________________________________________
                            ___________________________________

(1) Includes $67.1 million and $76.2 million from real estate properties held for sale at the end of 1996 and 1995, respectively.

(2) Includes amounts allocable to experience rated contractholders of $1.4 billion, $1.5 billion and $1.4 billion during 1996, 1995 and 1994, respectively. Interest credited to contractholders is included in current and future benefits.

7.  Capital Gains and Losses on Investment Operations

Realized capital gains or losses are the difference between the carrying value and sale proceeds of specific investments sold. Provisions for impairments and changes in the fair value of real estate held for sale are also included in net realized capital gains or losses.

Net realized capital gains (losses) on investments were as follows:

(Millions)                  1996           1995        1994
                            _________      _________   ________
Debt securities             $   (11.8)     $   34.4    $  (42.3)
Equity securities                46.3          18.2          .8
Mortgage loans                   33.9          (9.4)      (39.0)
Real estate                       4.7           3.5        30.0
Sales of subsidiaries (1)        60.1             -        (3.9)
Other                             1.2            .5         (.8)
                            ___________________________________
  Pretax realized
   capital gains (losses)   $   134.4      $   47.2    $  (55.2)
_______________________________________________________________
                            ___________________________________
  After-tax realized

   capital gains (losses)   $    85.9      $   29.5    $  (41.2)
_______________________________________________________________
                            ___________________________________

(1) Realized capital gains in 1996 include pretax gains of $39.3 million from the sale of Aetna Realty Investors and $20.8 million from the sale of Aetna Health Plans of Western Pennsylvania.

7.  Capital Gains and Losses on Investment Operations
    (Continued)

Net realized capital gains of $199 million and $97 million for 1996 and 1995, respectively, and net realized capital losses of $195 million for 1994 allocable to experience rated contractholders were deducted from net realized capital gains (losses) and an offsetting amount was reflected in policyholders' funds left with the Company.

Net realized capital gains of $122 million for 1996 and net realized capital losses of $7 million and $209 million for 1995 and 1994, respectively, allocable to discontinued products were deducted from net realized capital gains (losses) and an offsetting amount was reflected in the reserve for anticipated future losses on discontinued products.

Proceeds from the sale of available for sale debt securities and the related gross gains and losses were as follows:

(Millions)                  1996        1995        1994
                            __________  _________   _________
Proceeds on sales           $ 13,625.6  $13,747.2   $14,801.6
Gross gains                       77.6      124.0        62.3
Gross losses                      89.4       89.6       100.8

Changes in shareholders' equity related to changes in unrealized capital gains (losses) (excluding those related to experience rated contractholders and discontinued products) were as follows:

(Millions)                                    1996           1995           1994
______________________________________________________________________________________
Continuing Operations:
  Debt securities                             $   (225.8)    $    984.8     $   (867.9)
  Equity securities                                307.5           41.3          (28.9)
  Foreign exchange and other, net                  (70.9)         (23.3)         (82.5)
Discontinued Operations                           (474.0)         900.9         (910.5)
                                              ________________________________________
   Subtotal                                       (463.2)       1,903.7       (1,889.8)
Increase (Decrease) in deferred
 income taxes                                     (162.1)         191.1         (170.1)
                                              ________________________________________
Net changes in unrealized capital gains
 (losses)                                     $   (301.1)    $  1,712.6     $ (1,719.7)
______________________________________________________________________________________
                                              ________________________________________

7.  Capital Gains and Losses on Investment Operations
    (Continued)

Shareholders' equity included the following unrealized capital gains (losses), which are net of amounts allocable to experience rated contractholders and discontinued products, at December 31:

(Millions)                                    1996         1995
____________________________________________________________________
Continuing Operations:
  Debt securities available for sale:
    Gross unrealized capital gains            $   378.5    $   574.9
    Gross unrealized capital losses               (87.6)       (58.2)
                                              ______________________
                                                  290.9        516.7
  Equity securities:
    Gross unrealized capital gains                397.9         85.1
    Gross unrealized capital losses               (28.5)       (23.2)
                                              ______________________
                                                  369.4         61.9
  Foreign exchange and other, net                (137.2)       (66.3)
Discontinued Operations                               -        474.0
Deferred income taxes                             183.1        345.2
                                              ______________________
  Net unrealized capital gains                $   340.0    $   641.1
____________________________________________________________________
                                              ______________________

8.  Severance and Facilities Charges

Severance and facilities charges during 1996, as described below, included the following (pretax):

                                                            Vacated
                                              Asset          Leased
 (Millions)                   Severance      Write-Off      Property     Other     Total
________________________________________________________________________________________

Aetna U.S. Healthcare          $277.9         $ 84.9        $ 64.5      $ 25.7    $453.0
Aetna Retirement Services        42.8            1.5           1.9         2.8      49.0
Corporate:  Other                28.5           18.0         313.2 (1)     3.0     362.7
                               _________________________________________________________

  Total Company                $349.2         $104.4        $379.6      $ 31.5    $864.7
________________________________________________________________________________________
                               _________________________________________________________

(1)  Includes $292.2 million related to the CityPlace lease.

In the fourth quarter of 1996, Aetna U.S. Healthcare recorded a charge of $275 million after tax ($423 million pretax) principally related to actions taken or expected to be taken with respect to the integration of the health businesses of Aetna Services and U.S. Healthcare. The severance portion of this charge is based on a plan to eliminate 7,500 positions (primarily service center, medical management, administrative and data center personnel). A charge of $20 million after tax ($30 million pretax) also was recorded by Aetna U.S. Healthcare in the second quarter of 1996 primarily related to actions, not related to the U.S. Healthcare merger, taken or expected to be taken to reduce information technology costs. The severance portion of this charge included a plan to eliminate 675 positions. By year-end, a large portion of these actions was completed.

In the third quarter of 1996, Aetna Retirement Services recorded a $32 million after tax ($49 million pretax) charge principally related to actions taken or expected to be taken to improve its cost structure relative to its competitors. The severance portion of the charge is based on a plan to eliminate 723 positions (primarily customer service, sales and information technology support staff). The facilities portion of the charge is based on a plan to consolidate sales/service field offices.

In connection with the sale of the Company's property-casualty operations, the Company vacated, and Travelers subleased, the space that the Company occupied in the CityPlace office facility in Hartford at market rates for a period of eight years. The Company recorded a charge of $190 million after tax ($292 million pretax) during the second quarter representing the present value of the difference between rent required to be paid by the Company under the lease and future rentals expected to be received by the Company. (Refer to Note 18). The Company also recorded a charge of $45 million after tax ($71 million pretax) during the second quarter for actions taken or expected to be taken to reduce the level of corporate expenses and other costs previously absorbed by the property-casualty operations. The severance portion of this charge includes the planned elimination of 475 positions.

The activity during 1996 within the severance and facilities reserve (pretax, in millions) and the number of positions eliminated related to such actions were as follows:

                                                  Reserve             Positions
_______________________________________________________________________________

Beginning of year                                 $    -                      -
Severance and facilities charges                   864.7                  9,373
Actions taken                                      139.5  (1)             2,421
                                                  ______                  _____

   End of year                                    $725.2                  6,952
_______________________________________________________________________________
                                                  _____________________________

(1)  Includes $84.6  million of severance-related actions.

The 2,421 positions eliminated during 1996 related to the following segments: 78% - Aetna U.S. Healthcare, 8% - Aetna Retirement Services and 14% - Corporate. The Aetna U.S. Healthcare severance actions related to the charge recorded in the fourth quarter are expected to be substantially completed by the end of 1998. The Aetna Retirement Services severance actions are expected to be substantially completed by March 31, 1998. The Corporate severance actions and the vacating of the leased office space are expected to be substantially completed in 1997. The remaining lease payments (net of expected subrentals) on these facilities (other than the CityPlace office facility) are payable over approximately the next three years.

9.  Discontinued Products

Under the Company's accounting for its discontinued fully guaranteed large case pension products (guaranteed investment contracts ("GICs") and single-premium annuities ("SPAs")), the respective reserves for anticipated future losses on these products are reviewed by management quarterly. Accordingly, as long as the reserves represent management's then best estimates of expected future losses, results of operations of the discontinued products, including net realized capital gains and losses, are credited/charged to the respective reserve and do not affect the Company's results of operations. As a result of management's reviews during 1996, $202 million (pretax) of the reserve related to GICs was released primarily as a result of favorable developments in real estate markets. The reserves at December 31, 1996 reflect management's best estimate of the anticipated future net losses for GICs and SPAs. To the extent that actual future losses are greater than anticipated, the Company's results of operations would be adversely affected. Conversely, if actual future losses are less than anticipated, the Company's results of operations would be favorably affected.

Results of discontinued products were as follows (pretax):

                                                                              Charged
                                                                              (Credited)
                                                                              to Reserve for
(Millions)                           GICs           SPAs           Total      Future Losses    Net(1)
________________________________________________________________________________________________________
1996

Net investment income                $   376.1      $   442.2      $   818.3  $        -       $   818.3
Net realized capital gains                87.2           34.6          121.8      (121.8)              -
Interest earned on receivable from
 continuing products                      14.6           31.1           45.7           -            45.7
Change in Accounting Policy -
 FAS No. 121 (2)                           5.4            2.9            8.3           -             8.3
Other income                               9.7           21.8           31.5           -            31.5
                                     ___________________________________________________________________
  Total revenue                          493.0          532.6        1,025.6      (121.8)          903.8
                                     ___________________________________________________________________

Current and future benefits (3)          360.0          417.8          777.8       108.5           886.3
Operating expenses                         8.1            9.4           17.5           -            17.5
                                     ___________________________________________________________________
  Total benefits and expenses            368.1          427.2          795.3       108.5           903.8
                                     ___________________________________________________________________

Results of discontinued products     $   124.9      $   105.4      $   230.3  $   (230.3)      $       -
________________________________________________________________________________________________________
________________________________________________________________________________________________________
1995

Net investment income                $   515.4      $   447.5      $   962.9  $       -        $   962.9
Net realized capital gains (losses)      (56.4)          49.3           (7.1)       7.1                -
Interest earned on receivable from
 continuing products                      20.3           30.5           50.8          -             50.8
Other income                               8.8           11.9           20.7          -             20.7
                                     ___________________________________________________________________
  Total revenue                          488.1          539.2        1,027.3        7.1          1,034.4
                                     ___________________________________________________________________

Current and future benefits (3)          609.4          443.7        1,053.1      (31.1)         1,022.0
Operating expenses                         2.9            9.5           12.4          -             12.4
                                     ___________________________________________________________________
  Total benefits and expenses            612.3          453.2        1,065.5      (31.1)         1,034.4
                                     ___________________________________________________________________

Results of discontinued products     $  (124.2)     $    86.0      $   (38.2) $    38.2        $       -
________________________________________________________________________________________________________
________________________________________________________________________________________________________
1994

Premiums                             $       -      $    57.3      $    57.3  $       -        $    57.3
Net investment income                    633.1          433.0        1,066.1          -          1,066.1
Net realized capital losses             (150.2)         (58.8)        (209.0)     209.0                -
Interest earned on receivable from
 continuing products                      19.4           28.1           47.5          -             47.5
Other income                              14.9           16.2           31.1          -             31.1
                                     ___________________________________________________________________
  Total revenue                          517.2          475.8          993.0      209.0          1,202.0
                                     ___________________________________________________________________

Current and future benefits (3)          765.5          491.4        1,256.9      (64.0)         1,192.9
Operating expenses                         6.1            3.0            9.1          -              9.1
                                     ___________________________________________________________________

  Total benefits and expenses            771.6          494.4        1,266.0      (64.0)         1,202.0
                                     ___________________________________________________________________

Results of discontinued products     $  (254.4)     $   (18.6)     $  (273.0) $   273.0        $       -
________________________________________________________________________________________________________
________________________________________________________________________________________________________

(1) Amounts are reflected in the 1996, 1995 and 1994 Consolidated Statements of Income, except for interest earned on the receivable from continuing products which is eliminated in consolidation.
(2) Refer to Note 1 for a discussion of FAS No. 121.
(3) 1995 current and future benefits include losses of $49.5 million (pretax) due to early retirement of
    GICs.  Such losses were immaterial in 1996 and 1994.

Deposits of $18 million, $32 million and $212 million were received during 1996, 1995 and 1994, respectively, under preexisting GICs.

Net realized capital gains (losses) from the sale of bonds supporting GICs and SPAs were as follows (pretax):

(Millions)                  1996         1995         1994
_____________________________________________________________

GICs                        $  6.0       $  (2.8)     $ (54.6)

SPAs                           5.9          64.2        (24.1)
_____________________________________________________________

Assets and liabilities of discontinued products were as follows:
(1)(2)

                                     December 31, 1996                     December 31, 1995
                            __________________________________________________________________________
(Millions)                  GICs         SPAs         Total       GICs         SPAs         Total
______________________________________________________________________________________________________

Debt securities
 available for sale         $ 1,556.0    $ 3,633.3    $ 5,189.3   $  2,120.3   $  3,644.9   $  5,765.2
Mortgage loans                1,438.1      1,292.6      2,730.7      1,883.0      1,505.6      3,388.6
Real estate                     266.1        101.6        367.7        457.3        177.7        635.0
Short-term and other
 investments                    234.1        160.4        394.5        425.3        110.5        535.8
                            __________________________________________________________________________
  Total investments           3,494.3      5,187.9      8,682.2      4,885.9      5,438.7     10,324.6
Current and deferred
 income taxes                    56.2        109.8        166.0        135.7        123.1        258.8
Receivable from continuing
 products (1)                       -        524.7        524.7        429.7        493.6        923.3
______________________________________________________________________________________________________
  Total Assets              $ 3,550.5    $ 5,822.4    $ 9,372.9   $  5,451.3   $  6,055.4   $ 11,506.7
______________________________________________________________________________________________________
______________________________________________________________________________________________________

Future policy benefits      $       -    $ 4,793.7    $ 4,793.7   $        -   $  4,924.5   $  4,924.5
Policyholders' funds left
 with the Company             3,288.7            -      3,288.7      5,058.9            -      5,058.9
Reserve for anticipated
 future losses
 on discontinued products       144.0        842.8        986.8        221.4        737.4        958.8

Other                           117.8        185.9        303.7        171.0        393.5        564.5


  Total Liabilities         $ 3,550.5    $ 5,822.4    $ 9,372.9   $  5,451.3   $  6,055.4   $ 11,506.7
______________________________________________________________________________________________________
______________________________________________________________________________________________________

(1) The receivable from continuing products is eliminated in consolidation.
(2) Assets supporting the discontinued products are distinguished from other continuing operation assets.

Net unrealized capital gains on available for sale debt securities are included above in other liabilities and are not reflected in consolidated shareholders' equity. The reserve for anticipated future losses on GICs is included in policyholders' funds left with the Company, and the reserve for anticipated future losses on SPAs is included in future policy benefits on the Consolidated Balance Sheets.

The reserve for anticipated future losses on discontinued products represents the present value (at the risk-free rate at the time of discontinuance, consistent with the duration of the liabilities) of the difference between (a) the expected cash flows from the assets supporting discontinued products, and (b) the cash flows expected to be required to meet the obligations of the outstanding contracts. Calculation of the reserve for anticipated future losses requires projection of both the amount and the timing of cash flows over approximately the next 30 years, including consideration of, among other things, future investment results, participant withdrawal and mortality rates, and cost of asset management and customer service. Projections of future investment results consider both industry and Company data and are based on performance of mortgage loan and real estate assets, projections regarding levels of future defaults and prepayments, and assumptions regarding future real estate market conditions, which assumptions management believes are reasonable. Management believes that the reserve for anticipated future losses is adequate to provide for the future losses associated with the runoff of the liabilities.

At December 31, estimated future net realized capital losses attributable to mortgage loans and real estate expected to be charged to the reserve for anticipated future losses were as follows (pretax):

(Millions)                                           1996        1995
________________________________________________________________________

GICs                                                $ 93.6       $ 142.8

SPAs                                                  87.2          58.5
________________________________________________________________________

The activity in the reserve for anticipated future losses since
December 31, 1993 was as follows (pretax):

(Millions)                              GICs          SPAs           Total
_____________________________________________________________________________
[S]                                     [C]           [C]            [C]

Reserve at December 31, 1993            $  600.0      $  670.0       $1,270.0
Results of discontinued products          (254.4)        (18.6)        (273.0)
                                        _____________________________________
Reserve at December 31, 1994               345.6         651.4          997.0
Results of discontinued products          (124.2)         86.0          (38.2)
                                        _____________________________________
Reserve at December 31, 1995               221.4         737.4          958.8
Results of discontinued products           124.9         105.4          230.3
Reserve releases                          (202.3)            -         (202.3)
                                        _____________________________________
Reserve at December 31, 1996            $  144.0      $  842.8       $  986.8
_____________________________________________________________________________
_____________________________________________________________________________

At the time of discontinuance, a receivable from Large Case Pensions' continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for each discontinued product. Interest is accrued on the receivables at the discount rate used to calculate the loss on discontinuance. The offsetting payable, on which interest is similarly accrued, is reflected in continuing products. Interest on the payable generally offsets the investment income on the assets available to fund the shortfall. During 1996, the GIC receivable of $315 million, net of the related deferred taxes payable on the accrued interest income of $19 million, was funded from continuing products to meet liquidity needs from maturing GICs. At
December 31, 1996, for SPAs, the receivable from continuing products, net of the related deferred taxes payable of $32 million on the accrued interest income, was $493 million. As of December 31, 1996, no funding of the SPA receivable had taken place. At December 31, 1995, for GICs and SPAs, the receivables from continuing products, net of the related deferred taxes payable of $14 million and $21 million, respectively, on the accrued interest income were $416 million and $473 million, respectively. These amounts are eliminated in consolidation.

10.  Income Taxes

Income taxes (benefits) for continuing operations consist of:

(Millions)             1996        1995          1994
                       ____        ____          ____

Current taxes
 (benefits):
  Income Taxes:
   Federal             $ 190.8     $   225.7     $  267.8
   State (1)              15.6             -            -
   Foreign                10.4           8.0          6.6
   Realized capital
    gains (losses)        41.1          34.4       (292.5)
                       __________________________________
                         257.9         268.1        (18.1)
                       __________________________________
Deferred taxes
 (benefits):
  Income Taxes:
   Federal              (150.8)        (10.2)       (44.2)
   State (1)               2.4             -            -
   Foreign                13.2           9.9           .5
   Realized capital
    gains (losses)        10.9         (15.5)       279.9
                       __________________________________
                        (124.3)        (15.8)       236.2
                       __________________________________
Total                  $ 133.6     $   252.3     $  218.1
_________________________________________________________
                       __________________________________

(1) For years prior to the merger with U.S. Healthcare, state income taxes were immaterial and were included in operating expenses.


Income taxes were different from the amount computed by applying the federal income tax rate to income from continuing operations before income taxes for the following reasons:

(Millions)                                 1996         1995        1994
                                           ____         ____        ____

Income from U.S.
 operations                                $  162.5     $   544.8   $  502.2
Income from non-U.S.
 operations                                   176.2         181.4      125.3
                                           _________________________________
  Income before income
   taxes                                      338.7         726.2      627.5
Tax rate                                         35%           35%        35%
                                           _________________________________
Application of the tax
 rate                                         118.5         254.2      219.6
Tax effect of:
  Tax-exempt interest                          (4.4)         (4.3)      (7.8)
  Foreign operations                           (4.9)         10.1       (1.8)
  Excludable dividends                        (10.5)         (9.8)      (8.8)
  Goodwill amortization                        30.7           5.5        8.6
  State income tax                             11.7             -          -
  Other, net                                   (7.5)         (3.4)       8.3
                                           _________________________________
Income taxes                               $  133.6     $   252.3   $  218.1
____________________________________________________________________________
                                           _________________________________

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, are presented below:

(Millions)                               1996         1995
_______________________________________________________________
Deferred tax assets:
  Insurance reserves                     $  391.5     $   284.6
  Reserve for anticipated future
   losses on discontinued products          335.6         325.4
  Reserve for severance and
   facilities charges                       308.9          13.9
  Impairment reserves                        42.4          49.2
  Other postretirement benefits             224.1         229.4
  Net operating loss carryforward            59.1          79.4
  Deferred compensation plans                91.3          46.5
  Other                                      10.4          47.5
                                         ______________________
Total gross assets                        1,463.3       1,075.9
Less valuation allowance                     23.0          34.3
                                         ______________________
Assets, net of valuation allowance        1,440.3       1,041.6

Deferred tax liabilities:
  Deferred policy acquisition costs         645.5         571.8
  Acquired intangibles other than
   goodwill                                 496.1             -
  Net unrealized capital gains              175.8         117.7
  Market discount                            57.3          62.1
  Other                                      97.3          18.5
                                         ______________________
Total gross liabilities                   1,472.0         770.1
                                         ______________________
  Net deferred tax (liability) asset     $  (31.7)    $   271.5
_______________________________________________________________
                                         ______________________

Valuation allowances are provided when it is not considered more likely than not that deferred tax assets will be realized. The valuation allowances relate to future tax benefits on certain purchased domestic and foreign net operating losses.

The Company has not recognized U.S. deferred taxes related to the estimated cumulative amount of undistributed earnings of approximately $265 million on its foreign corporations because the Company does not expect to repatriate these earnings. A U.S. deferred tax liability will be recognized when the Company expects that it will recover these undistributed earnings in a taxable manner, such as through a receipt of dividends or a sale of the investment.

The "Policyholders' Surplus Account," which arose under prior tax law, is generally that portion of a life insurance company's statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders' Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was $908 million at December 31, 1996 adjusted for Internal Revenue Service (the "Service") audits finalized to date. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount since management believes the conditions under which such taxes would become payable are remote.

The Service has completed examination of the consolidated federal income tax returns of Aetna Services and affiliated companies through 1990 and U.S. Healthcare through 1992. Discussions are being held with the Service with respect to proposed adjustments. Management believes there are adequate defenses against, or sufficient reserves to provide for, any such adjustments. The Service has commenced its examination for the years 1991 through 1994 for Aetna Services and for the years 1993 and 1994 for U.S. Healthcare.

The Company paid net income taxes of $249 million and $135 million in 1996 and 1995, respectively, and received net income tax refunds of $18 million in 1994.

11.  Benefit Plans

Pension Plans - The Company has noncontributory defined benefit pension plans covering substantially all Aetna Services employees and certain agents. The plans provide pension benefits based on years of service and average annual compensation (measured over 60 consecutive months of highest earnings in a 120-month period). Contributions are determined by using the Projected Unit Credit Method and, for qualified plans subject to ERISA requirements, are limited to amounts that are tax deductible.

Components of the net periodic pension cost in continuing operations were as follows:

(Millions)                                    1996         1995         1994
________________________________________________________________________________

Return on plan assets                         $ 373.1      $  427.5     $    8.2
Service cost - benefits earned
 during the period                              (77.7)        (86.7)       (92.7)
Interest cost on projected
 benefit obligation                            (217.0)       (192.9)      (175.2)
Net amortization and deferral                  (128.8)       (222.0)       202.3
________________________________________________________________________________

Net periodic cost (1)                         $ (50.4)     $  (74.1)    $  (57.4)
________________________________________________________________________________
                                              __________________________________

(1) A curtailment loss of $95.6 million (pretax) is included in the gain on the sale of Discontinued Operations in 1996.

As of the measurement date (September 30), the funded status of plans for which assets exceeded accumulated benefits was as follows:

(Millions)                                    1996         1995
____________________________________________________________________

Actuarial present value of vested
 benefit obligation                           $ 2,820.8    $ 2,451.0

____________________________________________________________________
Actuarial present value of
 accumulated benefit obligation               $ 2,840.2    $ 2,472.1

____________________________________________________________________
Plan assets at fair value                     $ 2,932.3    $ 2,506.3
Actuarial present value of
 projected benefit obligation                   3,006.9      2,650.5
                                              ______________________
Plan assets less than
 projected benefit obligation                     (74.6)      (144.2)
Unrecognized net loss                              86.7        129.1
Unrecognized service cost - prior
 period                                             3.4          7.5
Unrecognized net asset at date of
 adoption of FAS No. 87                            (2.0)       (30.1)
                                              ______________________

Prepaid (accrued) pension cost                $    13.5    $   (37.7)
____________________________________________________________________
                                              ______________________

Nonfunded plans had projected benefit obligations of $143 million and $167 million for 1996 and 1995, respectively. The 1996 and 1995 accumulated benefit obligations for these plans were $126 million and $156 million, respectively, and the related accrued pension cost was $132 million and $121 million, respectively.

The weighted average discount rate was 7.5% for 1996 and 1995, and 8.0% for 1994. The expected long-term rate of return on plan assets was 8.5% for 1996, 1995 and 1994. The rate of increase in future compensation was 4.5% for 1996 and 1995, and 5.0% for 1994. The future annual cost-of-living adjustment was 2.8% for 1996 and 3% for 1995 and 1994.

Plan assets, primarily investments in domestic equities and fixed-income instruments, are held in trust and benefit payments are administered by Aetna Life Insurance Company and affiliates. Approximately 15% of the fixed income investments at December 31, 1996 are held in the general account of Aetna Life Insurance Company.

U.S. Healthcare has a defined contribution pension plan which covers substantially all of its employees, subject to certain age and service requirements. U.S. Healthcare's contribution for each eligible employee is a percentage of the employee's compensation, as defined. Pretax charges for the U.S. Healthcare defined contribution pension plan were $7 million from July 19, 1996.



Postretirement Benefits - In addition to providing pension benefits, the Company currently provides certain health care and life insurance benefits for retired employees of Aetna Services. A comprehensive medical and dental plan is offered to all full-time employees retiring at age 50 with 15 years of service or at age 65 with 10 years of service. Retirees are generally required to contribute to the plans based on their years of service with the Company.

Effective March 1, 1994, the Company modified its postretirement benefit plan to cap the portion of the cost paid by the Company relating to medical and dental benefits.

Components of the net periodic postretirement benefit cost in continuing operations were as follows:

(Millions)                                    1996         1995         1994
_________________________________________________________________________________
Service cost - benefits earned
 during the year                              $  (7.3)     $    (8.3)   $    (8.6)
Interest cost                                   (34.7)         (34.7)       (34.2)
Net amortization                                 26.4           28.3         31.2
Return on plan assets                             1.4            2.0          3.2
                                              ___________________________________

Net periodic cost (1)                         $ (14.2)     $   (12.7)   $    (8.4)
_________________________________________________________________________________
                                              ___________________________________

(1) A curtailment gain of $77.4 million (pretax) is included in the gain on the sale of Discontinued Operations in 1996.

As of the measurement date (September 30), the funded status of the postretirement benefit plans was as follows:

(Millions)                                    1996         1995
____________________________________________________________________
Actuarial present value of accumulated
  postretirement benefit obligation:
   Retirees                                   $  329.1     $   313.5
   Fully eligible active employees                17.9          70.9
   Active employees not eligible to
    retire                                        70.2         107.6
                                              ______________________
      Total                                      417.2         492.0

Plan assets at fair value                         54.0          54.3
                                              ______________________
Accumulated postretirement benefit
 obligation in excess of plan assets             363.2         437.7
Unrecognized net gain                             84.0          24.8
Prior service cost                               100.0         173.6
____________________________________________________________________

Accrued postretirement benefit cost           $  547.2     $   636.1
____________________________________________________________________
                                              ______________________

The weighted average discount rates were 7.5% for 1996 and 1995, and 8.0% for 1994. The health care cost trend rate for the 1996 valuation decreased gradually from 10.5% for 1997 to 5.5% by the year 2005. For the 1995 valuation, the rates decreased gradually from 10.5% for 1996 to 5.5% by the year 2005. Increasing the health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation at 1996 by $29 million and would increase the net periodic cost for 1996 by $3 million (pretax).

It is the Company's practice to fund amounts for postretirement life insurance benefits to the extent the contribution is deductible for federal income taxes. The plan assets are held in trust and administered by Aetna Life Insurance Company. The assets are in the general account of Aetna Life Insurance Company, and the expected rate of return on the plan assets was 7% for 1996, 1995 and 1994.

The U.S. Healthcare retiree health benefit plan is a defined contribution plan which covers substantially all of U.S. Healthcare's employees, subject to certain age and service requirements. Contributions are at U.S. Healthcare's sole discretion. Accumulated contributions and interest thereon are used to fund all or a portion of the premiums for health care benefit coverage for eligible retired employees and their eligible spouses. When funds are exhausted, U.S. Healthcare has no obligation to make any further contributions or payments. No contributions have been made to the U.S. Healthcare retiree health benefit plan since July 19, 1996.

Incentive Savings Plans - Substantially all Aetna Services employees are eligible to participate in a savings plan under which designated contributions, which may be invested in common stock of Aetna Inc. or certain other investments, are matched, up to 5% of compensation, by the Company. The U.S. Healthcare savings plan, which has not been merged into the Company's incentive savings plan, provides for a match of up to 2% of compensation in common stock of Aetna Inc. Pretax charges to operations (including continuing and Discontinued Operations) for the incentive savings plans were $50 million for 1996, and $60 million for 1995 and 1994. Plan trustees held 4,252,001 shares, 5,015,075 shares and 6,380,355 shares of the Company's common stock for plan participants at the end of 1996, 1995 and 1994, respectively.

1996 Stock Incentive Plan - The Company's 1996 Stock Incentive Plan (the "1996 Plan") replaced the Company's and U.S. Healthcare's previous stock incentive plans. Effective with the merger, stock options of Aetna Inc. were substituted for options outstanding under the previous Aetna Life and Casualty Company plans and for that portion of options outstanding under the previous U.S. Healthcare plans that were not satisfied in cash pursuant to the merger agreement. The 1996 Plan provides for stock options (see "Stock Options" below), deferred contingent common stock or equivalent cash awards (see "Incentive Units" below) or restricted stock to certain key employees. The maximum number of shares of common stock initially issuable under the 1996 Plan (including shares issuable in respect of options and units granted under predecessor plans that were outstanding prior to the merger) is 13,270,000. At December 31, 1996, 5,570,875 shares were available for grant under the 1996 Plan.

The compensation expense charged to operations related to the Incentive Units was $27 million, $36 million and $19 million, pretax, for 1996, 1995 and 1994, respectively. The Company does not recognize compensation expense for stock options granted at or above the market price on the date of grant under its stock incentive plans. Had compensation expense for grants since January 1, 1995 been determined based upon the fair value at the grant date as prescribed by FAS No. 123, the Company's net income and earnings per share, on a pro forma basis, which may not be indicative of pro forma effects in future years, would have been as follows:

(Millions)                                       1996         1995
______________________________________________________________________

Net income:
 As reported                                     $ 651.0      $  251.7
 Pro forma                                       $ 638.4      $  247.3

Primary earnings per common share:
 As reported                                     $  4.74      $   2.21
 Pro forma                                       $  4.64      $   2.17
______________________________________________________________________

The fair value of the stock options included in the pro forma amounts shown above was estimated as of the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:


                                                 1996         1995
____________________________________________________________________

Dividend yield                                     2%          5%
Expected volatility                               26%         22%
Risk-free interest rate                            6%          7%
Expected life                                     4 years     4 years
_____________________________________________________________________

The weighted-average grant date fair values for options granted in 1996 and 1995 were $17.00 and $9.22, respectively.

Stock Options - Executive and middle management employees may be granted options to purchase common stock of the Company at or above the market price on the date of grant. Options generally become 100% vested three years after the grant is made, with one-third of the options vesting each year. From time to time, the Company has issued options with different vesting provisions. Vested options may be exercised at any time during the 10 years after grant, except in certain circumstances generally related to employment termination or retirement. At the end of the 10-year period, any unexercised options expire.

Stock option transactions for 1996, 1995 and 1994 were as follows:

                                  1996                    1995                    1994
_______________________________________________________________________________________________________

                                               Weighted                Weighted                Weighted
                                  Number       Average    Number       Average    Number       Average
                                  of           Exercise   of           Exercise   of           Exercise
                                  Shares       Price      Shares       Price      Shares       Price
                                  _____________________________________________________________________

Outstanding, beginning of year     4,883,661   $  53.72    5,072,958   $  52.44    4,609,523   $  51.42
 Granted                           3,185,180   $  70.78    2,131,100   $  55.61    1,140,100   $  54.97
 Exchanged for
  U.S. Healthcare options (1)        800,610   $  32.72            -   $      -            -   $      -
 Exercised                        (1,438,730)  $  51.94   (2,198,219)  $  52.46     (464,790)  $  46.75
 Expired or forfeited               (202,171)  $  62.02     (122,178)  $  56.19     (211,875)  $  56.23
                                  ___________             __________               _________

Outstanding, end of year           7,228,550   $  58.99    4,883,661   $  53.72    5,072,958   $  52.44
_______________________________________________________________________________________________________
                                  _____________________________________________________________________

Options exercisable at year end    2,749,017   $  47.47    2,110,474   $  51.43    3,967,608   $  51.74
_______________________________________________________________________________________________________
                                  _____________________________________________________________________

(1) Effective with the merger, stock options of Aetna Inc. were substituted for that portion of options outstanding under the previous U.S. Healthcare plans that were not satisfied in cash pursuant to the merger agreement.

The following is a summary of information about options outstanding and options exercisable at December 31, 1996:

                             Options Outstanding               Options Exercisable
                    _________________________________________________________________

                                   Weighted
                                   Average       Weighted                    Weighted
Range of                           Remaining     Average                     Average
Exercise            Number         Contractual   Exercise   Number           Exercise
Prices              Outstanding    Life (Years)  Price      Exercisable      Price
_____________________________________________________________________________________

$ 6.50 - $ 38.72(1)     704,103            8     $ 33.58        704,103      $ 33.58
$41.50 - $ 46.75        615,142            6     $ 45.10        606,576      $ 45.08
$50.50 - $ 59.38      2,627,770            8     $ 54.70      1,365,346      $ 54.76
$61.63 - $ 75.50      3,281,535           10     $ 70.50         72,992      $ 64.88
                    ___________                             ___________
                      7,228,550                               2,749,017
_____________________________________________________________________________________
                    ___________                             ___________

(1) This range of exercise prices relates to Aetna Inc. options which were substituted for
    U.S. Healthcare stock options effective with the merger.

Incentive Units - Executives may be granted incentive units which are rights to receive common stock or an equivalent value in cash. There have been two cycles of incentive unit grants made, each of which vests at the end of a four-year vesting period (currently 1996 and 1998) conditioned upon the employee's continued employment during that period and achievement of specified Company performance goals related to the Company's total return to shareholders over the four-year measurement period. The incentive units may vest within a range from 0% to 175% at the end of the four-year period based on the attainment of these performance goals. The incentive unit holders are not entitled to dividends during the vesting period.

Incentive unit transactions related to the 1996 Plan under which holders may be entitled to receive common stock, are as follows:

                                          Number of Incentive Units
_________________________________________________________________________
                                         1996         1995          1994
                                      ________      _______       _______

Outstanding, beginning of year         564,920      345,800             -
 Granted                                 3,425      243,440       362,800
 Vested                               (191,928)     (24,320)            -
 Expired or forfeited                   (8,200)           -       (17,000)
                                      ________      _______       _______

Outstanding end of year                368,217      564,920       345,800
_________________________________________________________________________
                                      ___________________________________

The weighted-average grant date fair values for units granted in 1996 and 1995 were $71.88 and $54.33, respectively.

12.  Participating Policyholders' Interests

Under participating life insurance contracts issued by the Company, the policyholder is entitled to share in the earnings of such contracts. This business is accounted for in the Company's consolidated financial statements on a statutory basis since any adjustments to policy acquisition costs and reserves on this business would have no effect on the Company's net income or shareholders' equity. Premiums and assets allocable to the participating policyholders were as follows:

(Millions)                                  1996         1995         1994
______________________________________________________________________________

Premiums                                    $  48.4      $   50.1     $   52.0
______________________________________________________________________________

Assets                                      $ 702.1      $  688.3     $  700.8
______________________________________________________________________________

13.  Debt and Guarantee of Debt Securities

(Millions)                                            1996         1995
____________________________________________________________________________

Long-term debt:
 Domestic:
  Notes, 8.625% due 1998                              $     99.9   $    99.8
  Notes, 6.75% due 2001                                    299.6           -
  Notes, 6.375% due 2003                                   199.1       198.9
  Notes, 7.125% due 2006                                   347.5           -
  Debentures, 6.75% due 2013                               199.8       198.4
  Eurodollar Notes, 7.75% due 2016                          63.6        63.5
  Debentures, 8% due 2017 (1)                              200.0       199.1
  Mortgage Notes and Other Notes, 3%-11%
   due in varying amounts to 2018                            6.0        13.1
  Debentures, 7.25% due 2023                               200.0       198.3
  Debentures, 7.625% due 2026                              445.9           -
  Debentures, 6.97% due 2036 (putable at
   par in 2004)                                            300.0           -
 International:
  Mortgage Notes, 6.5%-11.875% due in
   varying amounts to 2006                                  18.6        18.0
                                                      ______________________
    Total                                             $  2,380.0   $   989.1
____________________________________________________________________________
                                                      ______________________

(1) Subject to various redemption options beginning on January 15, 1997.

On August 19, 1996, Aetna Services issued the following debt:
$300,000,000 6.75% Notes due 2001; $350,000,000 7.125% Notes due
2006; $450,000,000 7.625% Debentures due 2026; and $300,000,000
6.97% Debentures due 2036 (putable at par in 2004).

Aetna Inc. has fully and unconditionally guaranteed the payment of all principal, premium, if any, and interest on all outstanding debt securities of Aetna Services, including the $348,000,000 9.5% Subordinated Debentures due 2024 (the "Subordinated Debentures") issued to Aetna Capital L.L.C., a wholly owned subsidiary of Aetna Services (refer to Note 14) (collectively the "Aetna Services Debt").

At December 31, 1996, $283 million of short-term borrowings were outstanding. Aetna Services has a revolving credit facility in an aggregate amount of $1.5 billion with a worldwide group of banks that terminates in June 2001. Various interest rate options are available under the facility and any borrowings mature on the expiration date of the applicable credit commitment. Aetna Services pays facility fees ranging from .065% to .20% per annum, depending upon its long-term senior unsecured debt rating. The facility fee at December 31, 1996 is at an annual rate of .08%. The facility also supports Aetna Services' commercial paper borrowing program.

As a guarantor to the credit facility, Aetna Inc. is required to maintain shareholders' equity, excluding net unrealized capital gains and losses, of at least $7.5 billion.

Aggregate maturities of long-term debt and sinking fund requirements for 1997 through 2001 are $10 million, $101 million, $2 million, $4 million and $301 million, respectively, and $1,962 million thereafter.

Total interest paid by the Company was $130 million, $122 million and $99 million in 1996, 1995 and 1994, respectively.

Consolidated financial statements of Aetna Services have not been presented herein or in any separate reports filed with the Securities and Exchange Commission because management has determined that such financial statements would not be material to holders of the Aetna Services Debt. Summarized consolidated financial information for Aetna Services for the year ended December 31, 1996, is as follows (in millions):

Balance Sheet Information:

Total investments (excluding
  Separate Accounts)                     $ 42,555.0
                                         __________


Total assets                             $ 83,171.6
                                         __________


Total insurance liabilities              $ 40,357.4
                                         __________

Total liabilities                        $ 80,352.8
                                         __________


Total redeemable preferred stock         $    275.0
                                         __________

Total shareholder's equity               $  2,543.8
                                         __________



Statement of Income Information:

Total revenue                            $ 13,011.4
                                         __________


Total benefits and expenses              $ 12,676.4
                                         __________


Income from
  continuing operations
  before income taxes                    $    335.0
                                         __________


Income from
  continuing operations                  $    233.9
                                         __________


Net income                               $    679.8
                                         __________

14.  Aetna-Obligated Mandatorily Redeemable Preferred
     Securities of Subsidiary Limited Liability Company
     Holding Primarily Debentures Guaranteed by Aetna

On November 22, 1994, Aetna Capital L.L.C. ("ACLLC"), a wholly owned subsidiary of Aetna Services, issued $275 million (11,000,000 shares) of 9.5% Cumulative Monthly Income Preferred Securities, Series A. The securities are redeemable, at the option of ACLLC with Aetna Services' consent, in whole or in part, from time to time, on or after November 30, 1999, or at any time under certain limited circumstances related to tax events, at a redemption price of $25 per security plus accumulated and unpaid dividends to the redemption date. The securities are scheduled to become due and payable in 2024. The maturity date may be changed under certain circumstances.

ACLLC loaned the proceeds from the preferred stock issuance and the common capital contributions to Aetna Services. In return, Aetna Services issued to ACLLC approximately $348 million principal amount of 9.5% Subordinated Debentures due in 2024 which are fully and unconditionally guaranteed by Aetna Inc. on a subordinated basis. (Refer to Note 13.) These Subordinated Debentures represent substantially all of the assets of ACLLC. Interest on these debentures is payable monthly, and under certain circumstances, principal may be due prior to or later than the original maturity date. This loan is eliminated in the Consolidated Balance Sheets. The interest and other payment dates on the debentures correspond to the distribution and other payment dates on the preferred and common securities of ACLLC. Aetna Inc.'s obligations under the debentures and related agreements, taken together, constitute a full and unconditional guarantee of payments due on the preferred securities of ACLLC.

15.  Capital Stock

In addition to the capital stock disclosed on the Consolidated Balance Sheets, Aetna Inc. has the following authorized capital stock: 15,000,000 shares of Class A Voting Preferred Stock, $.01 par value per share; 15,000,000 shares of Class B Voting Preferred Stock, $.01 par value per share; and 15,000,000 shares of Class D Non-Voting Preferred Stock, par value $.01 per share.

Each share of Class C Stock is mandatorily convertible into one share of common stock on July 19, 2000. Dividends accrue on a daily basis at an annual rate of $4.7578 per share and are payable upon declaration by Aetna Inc.'s Board of Directors (the "Board"). Aetna Inc. may, at its option, redeem the Class C Stock from July 19, 1999 prior to July 19, 2000 for shares of Aetna Inc. common stock based on specified formulas. The number of shares of common stock to be issued for each share of Class C Stock pursuant to an optional redemption will be based on a ratio, calculated as the greater of: (a) $76.125 (plus any accrued but unpaid dividends) divided by the then current market price of the common stock determined two trading days prior to the notice date of the intent to redeem; or (b) .8197 of a share of common stock. Each share of Class C Stock is also convertible, prior to the mandatory redemption date in whole or part, at the option of the holder, into .8197 of a share of common stock.

At December 31, 1996 and 1995, 13,204,381 and 10,732,316 common shares, respectively, were reserved for Aetna Inc.'s stock option plans.

Pursuant to Aetna Inc.'s Rights Agreement, one share purchase right (a "Right") is attached to each share of outstanding common stock and common stock subsequently issued, prior to the time at which the Rights become exercisable, expire or are redeemed.

The Rights trade with the common stock until they become exercisable. The Rights become exercisable 10 days after: (i) a public announcement that a person or group ("person") has acquired 15% or more of the outstanding shares of common stock or, 10% or more of the outstanding shares of common stock if such person is declared by the Board to be an "adverse person" ("triggering acquisition"); or (ii) a person commences a tender offer or exchange offer, the consummation of which could result in such person owning 15% or more of the common stock; or (iii), in either event, such later date as the Board may determine.

Upon becoming exercisable, each Right will entitle the holder thereof (the "Holder") to purchase one one-hundredth of a share of Aetna Inc.'s Class B Voting Preferred Stock, Series A (a "Fractional Preferred Share") at a price of $200 (the "Exercise Price"). Each Fractional Preferred Share has dividend, voting and liquidation rights designed to make it approximately equal in value to one share of common stock. Under certain circumstances, including a triggering acquisition, each Right (other than Rights that were or are owned by the acquirer, which are void) thereafter will entitle the Holder to purchase common stock (or economically equivalent securities, under certain circumstances) worth twice the Exercise Price. Under certain circumstances, including certain acquisitions of Aetna Inc. in a merger or sale of its assets, each Right thereafter will entitle the Holder to purchase equity securities of the acquirer at a 50% discount.

Under certain circumstances, Aetna Inc. may redeem all of the Rights at a price of $.01 per Right. The Rights will expire on November 7, 1999, unless earlier redeemed. The Rights have no dilutive effect on earnings per share until exercised.

16.  Dividend Restrictions and Shareholders' Equity

The Company's business operations are conducted through Aetna Services and U.S. Healthcare and their respective subsidiaries (which principally consist of HMOs and insurance companies). In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further state regulations that, among other things, may require such companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations are not directly applicable to Aetna Services, U.S. Healthcare, or Aetna Inc., as none are an HMO or insurance company. The additional regulations applicable to the Company's indirect HMO and insurance company subsidiaries are not expected to affect the ability of Aetna Inc. to pay dividends, or the ability of any of the Company's subsidiaries to service their outstanding debt or preferred stock obligations.

The amount of dividends that may be paid to Aetna Services or U.S. Healthcare by their domestic insurance and HMO subsidiaries in 1997 without prior approval by state regulatory authorities is limited to approximately $476 million in the aggregate. There are no such restrictions on distributions from Aetna Services or U.S. Healthcare to Aetna Inc. or on distributions from Aetna Inc. to its shareholders.

The combined statutory net income (loss) for the years ended and statutory surplus as of December 31 for the domestic insurance and HMO subsidiaries of the Company, reflecting intercompany eliminations, were as follows:

(Millions)                        1996         1995
________________________________________________________

Statutory net income (loss)(1)    $   418.5    $   (13.4)
Statutory surplus                 $ 3,512.7    $ 4,275.1
________________________________________________________

(1)  Statutory net income includes results for U.S. Healthcare from July 19, 1996.

As of December 31, 1996, the Company does not utilize any statutory accounting practices which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory surplus.



Notes to Financial Statements (Continued)

17.  Segment Information (1)(2)

Summarized financial information for the Company's principal operations was as follows:


(Millions)                                       1996        1995        1994
__________________________________________________________________________________

Revenue:
  Aetna U.S. Healthcare (3)                      $ 9,733.7   $ 7,615.4   $ 7,139.1
  Aetna Retirement Services                        1,762.2     1,706.1     1,504.8
  International                                    1,631.0     1,459.8     1,297.0
  Large Case Pensions                              1,938.3     2,268.9     2,355.2
  Corporate: Other                                    98.0         9.7        (9.7)
                                                 _________________________________
     Total revenue                               $15,163.2   $13,059.9   $12,286.4
__________________________________________________________________________________
                                                 _________________________________

Income from continuing operations
 before income taxes:
  Aetna U.S. Healthcare                          $   125.5   $   454.4   $   538.1
  Aetna Retirement Services                          265.5       294.8       235.0
  International                                      171.9       127.3        98.8
  Large Case Pensions                                395.7       132.7        81.1
  Corporate:  Interest                              (159.9)     (108.3)      (94.8)
              Other                                 (460.0)     (174.7)     (230.7)
                                                 _________________________________
  Total income from continuing
   operations before income taxes                $   338.7   $   726.2   $   627.5
__________________________________________________________________________________
                                                 _________________________________

Net income:
  Aetna U.S. Healthcare                          $    58.7   $   286.0   $   341.7
  Aetna Retirement Services                          186.2       198.0       159.1
  International                                      109.9        86.6        71.2
  Large Case Pensions                                258.4        89.2        54.4
  Corporate:  Interest                              (103.9)      (70.4)      (60.5)
              Other                                 (304.2)     (115.5)     (156.5)
                                                 _________________________________
Income from continuing operations                    205.1       473.9       409.4
Discontinued Operations, net of tax                  445.9      (222.2)       58.1
                                                 _________________________________
Net income                                       $   651.0   $   251.7   $   467.5
__________________________________________________________________________________
                                                 _________________________________

(Millions)                                1996          1995
__________________________________________________________________

Assets:
  Aetna U.S. Healthcare                   $ 15,831.0    $  6,317.0
  Aetna Retirement Services                 32,310.1      27,509.6
  International                              5,999.6       5,265.3
  Large Case Pensions (4)                   38,123.4      40,833.4
  Corporate                                    648.8         465.6
  Discontinued Operations, net                     -       3,932.8
                                          ________________________
Total assets                              $ 92,912.9    $ 84,323.7
__________________________________________________________________
                                          ________________________

(1) The 1996 results include severance and facilities charges of $561.8 million, after tax.  Of this charge $294.5 million related to Aetna U.S. Healthcare, $31.8 million related to Aetna Retirement Services and $235.5 million related to Corporate.
(2) The 1996 results include a benefit of $131.5 million, after tax, from reductions of the loss on discontinued products in Large Case Pensions.
(3) Premiums and fees from the federal government accounted for 18% of Aetna U.S.
    Healthcare's revenue in 1996, as determined on a pro forma basis for the U.S.
    Healthcare acquisition.  (Refer to Note 2.)  Contracts with the Health Care Financing
    Administration accounted for 70% of these premiums and fees, with the balance from other federal employee benefit programs.
(4) Assets at December 31, 1996 and 1995 include $8.8 billion and $10.6 billion, respectively, of assets attributable to discontinued products.

18.  Commitments and Contingent Liabilities

Commitments

The Company has agreed with its Mexican partner to invest up to an additional $63 million in a joint venture that offers insurance products through the partner's bank subsidiary based on the performance of the new company over the first five years of operations.

In February 1997, the Company entered into an agreement in principle to invest $300 million in a joint venture with Sul America Seguros. In addition, the Company would invest up to an additional $90 million over time, based on future performance of the joint venture.

Leases

The Company has entered into operating leases for office space and certain computer and other equipment. Rental expenses for these items were $179 million, $203 million and $206 million for 1996, 1995 and 1994, respectively. The unrecorded obligations for future net minimum payments under noncancelable leases for 1997 through 2001 are estimated to be $142 million, $115 million, $84 million, $59 million, $43 million, respectively, and $246 million thereafter.

In connection with the sale of the Discontinued Operations, the Company vacated, and Travelers subleased, the space that the Company occupied in the CityPlace office facility in Hartford at market rates for a period of eight years. The Company recorded a charge of $292 million pretax ($190 million after tax) which represents the present value of the difference between rent required to be paid by the Company under the lease and future rentals expected to be received by the Company. Future payments under the lease, net of expected subrentals (which are to be applied against the reserve and are not included in the unrecorded obligations above), are $145 million and $280 million, attributable to the next five and subsequent seven years, respectively.

Litigation

The Company is involved in numerous lawsuits arising, for the most part, in the ordinary course of its business operations, including litigation in its health business concerning benefit plan coverage and other decisions made by the Company, and alleged medical malpractice by participating providers. While the ultimate outcome of litigation against the Company cannot be determined at this time, after consideration of the defenses available to the Company and any related reserves established, it is not expected to result in liability for amounts material to the financial condition of the Company, although it may adversely affect results of operations in future periods.

Independent Auditors' Report

The Shareholders and Board of Directors
Aetna Inc.:

We have audited the consolidated balance sheets of Aetna Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Aetna Inc. and Subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.












/s/ KPMG Peat Marwick LLP
Hartford, Connecticut
February 4, 1997

Quarterly Data (Unaudited)

(Millions, except per common share data)
__________________________________________________________________________________________________
1996 (1)(2)                               First          Second         Third          Fourth
__________________________________________________________________________________________________

Total revenue                             $  3,330.3     $  3,169.4     $  4,173.6     $   4,489.9
__________________________________________________________________________________________________

Income (Loss) from continuing operations
   before income taxes (benefits)         $    246.3     $     35.9     $    205.4     $    (148.9)
Income taxes (benefits)                         80.8           11.6           83.0           (41.8)
                                         _________________________________________________________
  Income (Loss) from continuing
   operations                                  165.5           24.3          122.4          (107.1)
Income from Discontinued
 Operations, net of tax                        182.2              -              -               -
Gain on sale of Discontinued Operations,
 net of tax                                        -          263.7              -               -
                                          _________________________________________________________
Net income (loss)                         $    347.7     $    288.0     $    122.4     $    (107.1)
__________________________________________________________________________________________________
                                          ________________________________________________________
Net income (loss) applicable to common
 shareholders                             $    347.7     $    288.0     $    111.2     $    (121.0)
__________________________________________________________________________________________________
                                          ________________________________________________________
Per Common Share Results: (3)
Income (Loss) from continuing operations  $     1.43     $      .21     $      .77     $      (.80)
Income from Discontinued
 Operations, net of tax                         1.57              -              -               -
Gain on sale of Discontinued Operations,
 net of tax                                        -           2.26              -               -
                                          ________________________________________________________
Net income (loss)                         $     3.00     $     2.47     $      .77     $      (.80)
__________________________________________________________________________________________________
                                          ________________________________________________________
Common Stock Data: (4)
Dividends Declared                        $      .69     $        -     $      .40     $       .20
Common Stock Prices, High                      78.50          75.13          73.63           81.63
Common Stock Prices, Low                       67.13          67.13          58.00           60.13
__________________________________________________________________________________________________

(1) Second, third and fourth quarters include after-tax severance and facilities charges of $255.0 million, $31.8 million and $275.0 million, respectively, after tax.
(2) Second and fourth quarters include benefits of $110.5 million and $21.0 million, respectively, after tax, from a reduction of the loss on discontinued products.
(3) Calculation of the earnings per share is based on average shares outstanding at the end of each quarter and the sum does not equal the total for the year.
(4) Aetna Life and Casualty Company common shares through the date of the merger with U.S. Healthcare,
    Aetna Inc. common shares thereafter.

_________________________________________________________________________________________________
1995                                      First          Second         Third          Fourth
_________________________________________________________________________________________________

Total revenue                             $  3,217.3     $  3,263.4     $  3,212.4     $  3,366.8
_________________________________________________________________________________________________

Income from continuing
 operations before income taxes           $    143.4     $    181.6     $    176.0     $    225.2
Income taxes                                    51.0           60.5           63.4           77.4
                                          _______________________________________________________
  Income from continuing operations             92.4          121.1          112.6          147.8
Income (Loss) from Discontinued
 Operations, net of tax (1)(2)                  68.4         (418.0)          99.5           27.9
                                          _______________________________________________________
Net income (loss)                         $    160.8     $   (296.9)    $    212.1     $    175.7
_________________________________________________________________________________________________
                                          _______________________________________________________
Per Common Share Results: (3)
Income from continuing operations         $      .82     $     1.07     $      .99     $     1.28
Income (Loss) from Discontinued
 Operations, net of tax (1)(2)                   .60          (3.69)           .87            .25
                                          _______________________________________________________
Net income (loss)                         $     1.42     $    (2.62)    $     1.86     $     1.53
_________________________________________________________________________________________________
                                          _______________________________________________________
Common Stock Data:
Dividends Declared                        $      .69     $      .69     $      .69     $      .69
Common Stock Prices, High                      57.00          64.25          74.38          75.88
Common Stock Prices, Low                       46.88          54.50          60.38          67.88
_________________________________________________________________________________________________

(1) Second quarter includes reserve additions of $487.5 million, after tax, related to environmental-related claims.
(2) Fourth quarter includes reserve additions of $218.1 million, after tax, related to asbestos-related claims.
(3) Earnings per share calculations are based on results of stand-alone quarters.