Form 10-K405, Exhibit 13
period 1997-12-31
AETNA INC
filed 1998-03-03
CIK 1013761

Page 1                                                  EXHIBIT 13

Selected Financial Data

(Millions, except per common share data)    1997        1996        1995        1994        1993
                                            ----        ----        ----        ----        ----
Premiums:
  Aetna U.S. Healthcare                     $ 10,844.6  $  7,765.2  $  5,949.7  $  5,611.5  $  4,700.6
  Aetna Retirement Services                      158.5       180.7       260.2       235.7       189.8
  International                                1,434.1     1,166.1     1,038.5       887.1       909.5
  Large Case Pensions                            155.0       214.1       244.4       123.5        90.8
                                            ----------------------------------------------------------
   Total Premiums                             12,592.2     9,326.1     7,492.8     6,857.8     5,890.7
------------------------------------------------------------------------------------------------------
Net Investment Income, Fees and Other
 Income, and Net Realized Capital Gains
 (Losses):
  Aetna U.S. Healthcare                        2,056.8     1,968.5     1,665.7     1,527.6     1,405.4
  Aetna Retirement Services                    1,744.0     1,581.5     1,445.9     1,269.1     1,269.6
  International                                  541.4       464.9       421.3       409.9       369.8
  Large Case Pensions                          1,467.5     1,761.5     2,004.0     2,120.8     2,380.1
  Corporate: Other                               138.3        98.0         9.7        (9.7)       (6.9)
                                            ----------------------------------------------------------
   Total Net Investment Income, Fees
    and Other Income, and Net Realized
    Capital Gains (Losses)                     5,948.0     5,874.4     5,546.6     5,317.7     5,418.0
------------------------------------------------------------------------------------------------------
     Total Revenue                          $ 18,540.2  $ 15,200.5  $ 13,039.4  $ 12,175.5  $ 11,308.7
--------------------------------------------==========================================================
Income (Loss) from Continuing Operations
 before Extraordinary Item and
 Cumulative Effect Adjustments:
  Aetna U.S. Healthcare                     $    453.8  $     58.7  $    286.0  $    341.7  $    272.2
  Aetna Retirement Services                      257.1       186.2       198.0       159.1       111.4
  International                                  142.4       109.9        86.6        71.2        55.0
  Large Case Pensions                            234.2       258.4        89.2        54.4      (822.3)
  Corporate:  Interest                          (147.5)     (103.9)      (70.4)      (60.5)      (44.7)
              Other                              (38.9)     (304.2)     (115.5)     (156.5)     (173.9)
------------------------------------------------------------------------------------------------------
Income (Loss) from Continuing
 Operations before Extraordinary Item and
 Cumulative Effect Adjustments                   901.1       205.1       473.9       409.4      (602.3)
------------------------------------------------------------------------------------------------------
Net Income (Loss)                                901.1       651.0       251.7       467.5      (365.9)
------------------------------------------------------------------------------------------------------
Net Realized Capital Gains (Losses),
 Net of Tax (included above)                     198.4        85.9        29.5       (41.2)      (42.0)
------------------------------------------------------------------------------------------------------
Total Assets                                  96,000.6    92,912.9    84,323.7    75,486.7    81,572.8
------------------------------------------------------------------------------------------------------
Total Long-Term Debt                           2,346.2     2,380.0       989.1     1,079.2     1,112.2
------------------------------------------------------------------------------------------------------
Aetna-Obligated Mandatorily Redeemable
 Preferred Securities of Subsidiary
 Limited Liability Company Holding
 Primarily Debentures Guaranteed by Aetna        275.0       275.0       275.0       275.0           -
------------------------------------------------------------------------------------------------------
Shareholders' Equity                          11,195.4    10,889.7     7,272.8     5,503.0     7,043.1
------------------------------------------------------------------------------------------------------
Per Common Share Data:
Income (Loss) from Continuing Operations
 before Extraordinary Item and
 Cumulative Effect Adjustments
    Basic                                   $     5.67  $     1.37  $     4.18  $     3.64  $    (5.43)
    Diluted                                       5.60        1.36        4.14        3.62       (5.43)
Net Income (Loss)
    Basic                                         5.67        4.77        2.22        4.15       (3.30)
    Diluted                                       5.60        4.72        2.20        4.14       (3.30)
Dividends Declared                                 .80        1.29        2.76        2.76        2.76
Shareholders' Equity                             70.85       66.79       63.39       48.85       62.77
Market Price at Year End                         70.56       80.00       69.25       47.13       60.38
------------------------------------------------------------------------------------------------------

See Notes to Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for significant events affecting the comparability of current year results with 1996 and 1995 results.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations addresses the financial condition of Aetna Inc. and its subsidiaries (collectively, the "Company") as of December 31, 1997 and 1996, and its results of operations for 1997, 1996 and 1995.

Overview

General

The Company's current operations include three core businesses - Aetna U.S. Healthcare, Aetna Retirement Services and Aetna International. Aetna U.S. Healthcare provides a full spectrum of managed care, indemnity, and group life and disability insurance products. Aetna Retirement Services offers a range of financial services and individual life insurance products. Aetna International, through subsidiaries and joint venture operations, sells primarily life insurance, health insurance and financial services products in non-U.S. markets. The Company also has a Large Case Pensions business which manages a variety of retirement products for defined benefit and defined contribution plans.

Aetna Inc. became the parent corporation of Aetna Services, Inc. ("Aetna Services")(formerly Aetna Life and Casualty Company) and Aetna U.S. Healthcare Inc. (formerly U.S. Healthcare, Inc.) as a result of a merger transaction on July 19, 1996. The merger was accounted for as a purchase of U.S. Healthcare. (See Note 2 of Notes to Financial Statements for a discussion of the merger and related matters, including the issuance of additional common stock and preferred stock, which affects the year to year comparability of per common share amounts.) The Company also sold its property-casualty operations on April 2, 1996. (See Note 3 of Notes to Financial Statements for a discussion of certain indemnifications and other information related to the property-casualty sale.)

Consolidated Results

The Company reported income from continuing operations of $901 million in 1997, $205 million in 1996 and $474 million in 1995. These results include severance and facilities actions in 1997 and 1996, reductions of the reserve for loss on discontinued products for Large Case Pensions in 1997 and 1996 and net realized capital gains in all three years. Excluding these factors, income from continuing operations would have been $565 million in 1997, $550 million in 1996 and $444 million in 1995.

Aetna U.S. Healthcare's 1997 results were comparable to 1996, although down from 1996 pro forma levels. Aetna Retirement Services and Aetna International both increased earnings during 1997. The 1996 results reflect earnings growth in each of the Company's core businesses. The 1997 and 1996 results include higher interest expense primarily due to additional debt incurred in 1996 in connection with the financing of the U.S. Healthcare merger. See "Aetna U.S. Healthcare" for a comparison of pro forma results as though the merger had occurred on January 1, 1995.

Aetna U.S. Healthcare

Operating Summary (Millions)                   1997        1996        1995
---------------------------------------------------------------------------
Premiums                                   $10,844.6   $ 7,765.2   $ 5,949.7
Net investment income                          451.2       414.6       364.0
Fees and other income                        1,463.9     1,495.9     1,312.3
Net realized capital gains (losses)            141.7        58.0       (10.6)
                                            --------------------------------
    Total revenue                           12,901.4     9,733.7     7,615.4
                                            --------------------------------
Current and future benefits                  9,239.2     6,622.4     5,100.4
Operating expenses                           2,479.2     2,351.5     2,023.2
Amortization of goodwill and
 other acquired intangible assets              362.9       169.4        15.2
Amortization of deferred policy
 acquisition costs                              20.3        11.9        22.2
Severance and facilities charges(reserve
 reductions)                                    (45.0)      453.0           -
                                             --------------------------------
Income before income taxes                     844.8       125.5       454.4
Income taxes                                   391.0        66.8       168.4
                                            --------------------------------
Net income                                 $   453.8   $    58.7   $   286.0
-------------------------------------------=================================
Net realized capital gains (losses),
  net of tax (included above)              $    69.9   $    37.9   $    (7.1)
-------------------------------------------=================================

Aetna U.S. Healthcare consists of the Health Risk business and the Group Insurance and Other Health business. Health products include health maintenance organization (HMO), point-of-service (POS), preferred provider organization
(PPO) and indemnity products. The Health Risk business includes health products offered on an insured basis. The Group Insurance and Other Health business includes group life and disability insurance and long-term care insurance, offered on both an insured and employer-funded basis, and all health products offered on an employer-funded basis. Under insured plans, the Company assumes all or a majority of health care cost, utilization, mortality, morbidity or other risk depending on the product. Under employer-funded plans, the customer, and not the Company, assumes all or a majority of these risks. HMO results include POS members who access primary care physicians and referred care through an HMO network.

Actual Results

Aetna U.S. Healthcare's net income increased $395 million in 1997 following a decline of $227 million in 1996. These results reflect unusual items including benefits of $29 million in 1997 and expenses of $321 million in 1996, primarily related to severance and facilities actions (see "Severance and Facilities Charges"), and net realized capital gains or losses in all three years. Excluding these items, 1997 results were comparable to 1996. When compared to 1995, the 1996 results increased $48 million. These results reflect the inclusion of U.S. Healthcare for a full year in 1997 and approximately five and one-half months in 1996. For a discussion of underlying results, see the discussion of Aetna U.S. Healthcare pro forma results below.

During 1997, the Company sold certain subsidiaries primarily to more effectively focus its health business resources. On December 5, 1997, the Company sold Human Affairs International ("HAI"), a behavioral health management business, and recognized a gain of $55 million after tax. On August 3, 1997, the Company sold Healthcare Data Interchange Corporation ("HDIC"), a provider of health care electronic data interchange services, and recognized a gain of $21 million after tax. Net realized capital gains for 1997 also include after-tax losses of $44 million related to the disposition of Aetna Professional Management Corporation ("APMC"), a physician practice management business. Net realized capital gains for 1996 include a $15 million after-tax gain from the sale of an HMO subsidiary. The earnings of HAI, HDIC, APMC and the HMO subsidiary were not material to the results of Aetna U.S. Healthcare.

Aetna U.S. Healthcare's effective tax rates were 46% for 1997, 53% for 1996 and 37% for 1995. The higher effective tax rates for 1997 and 1996 are primarily the result of merger-related goodwill amortization (which is nondeductible for income tax purposes) and for 1997, the tax treatment of the dispositions of APMC and HAI.

Pro Forma Results

The remainder of the discussion related to Aetna U.S. Healthcare compares 1997 actual results to 1996 and 1995 results on a pro forma basis as if the merger had occurred at the beginning of 1995.

                                                                Pro forma (1)
                                                         -------------------------
Operating Summary (Millions)                1997         1996             1995
----------------------------------------------------------------------------------
Premiums                                    $10,844.6    $10,096.6       $ 9,436.1
Net investment income                           451.2        441.3           408.2
Fees and other income                         1,463.9      1,549.2         1,368.0
Net realized capital gains                      141.7         52.5             4.5
                                             -------------------------------------
   Total revenue                             12,901.4     12,139.6        11,216.8
                                             -------------------------------------
Current and future benefits                   9,239.2      8,387.0         7,627.9
Operating expenses                            2,479.2      2,683.3         2,517.6
Amortization of goodwill and other
 acquired intangible assets                     362.9        364.6           371.2
Amortization of deferred policy
 acquisition costs                               20.3         11.9            22.2
Severance and facilities charges (reserve
 reductions)                                    (45.0)       453.0               -
                                             -------------------------------------
Income before income taxes                      844.8        239.8           677.9
Income taxes                                    391.0        146.7           332.7
                                             -------------------------------------
Net income                                  $   453.8    $    93.1       $   345.2
--------------------------------------------======================================
Net realized capital gains, net of
 tax (included above)                       $    69.9    $    34.4       $     2.1
--------------------------------------------======================================

(1) Represents financial information as though the merger with U.S. Healthcare occurred on January 1, 1995, reflecting adjustments which include: (a) amortization of goodwill and other acquired intangible assets; (b) interest income foregone related to a $500 million dividend paid by U.S. Healthcare to the Company; and (c) adjustments to conform U.S. Healthcare's accounting policies with Aetna Services' and to remove the effect of merger-related costs incurred by U.S. Healthcare prior to the merger. The 1996 and 1995 pro forma operating summaries and information derived from the summaries are not necessarily indicative of the results of operations of the Aetna U.S. Healthcare segment had the merger occurred at the beginning of 1995, nor is it necessarily indicative of future results. The 1996 and 1995 pro forma operating summaries do not give effect to the costs of financing the merger (See "Corporate").

In order to provide a comparison that management believes better reflects the underlying performance of Aetna U.S. Healthcare, the earnings discussion that follows excludes amortization of goodwill and other acquired intangible assets; unusual items, primarily severance and facilities actions; and net realized capital gains.

(Millions)                                 1997           1996            1995
---------------------------------------------------------------------------------
Health Risk                                $ 312.9        $ 461.9         $ 499.1
Group Insurance and Other Health             340.7          218.2           151.6
                                            ------         ------          ------
   Total Aetna U.S. Healthcare             $ 653.6        $ 680.1         $ 650.7
                                           =======        =======         =======

Health Risk Medical Loss Ratio                85.1%          81.5%           78.5%
                                           ========       ========        ========
Commercial HMO Medical Loss Ratio             84.2%          79.3%           73.5%
                                           ========       ========        ========
Medicare HMO Medical Loss Ratio               93.4%          89.7%           86.7%
                                           ========       ========        ========
Health Risk SG&A Ratio                        12.4%          14.5%           14.9%
                                           ========       ========        ========

Aetna U.S. Healthcare's earnings decreased $27 million in 1997 and increased $29 million in 1996. The segment's results reflect decreased Health Risk earnings and improved Group Insurance and Other Health earnings in both 1997 and 1996.

Health Risk

Health Risk earnings for 1997 were affected by several factors, primarily consisting of significantly increased HMO medical costs which more than offset the benefit of increased HMO membership and HMO premium rate increases. Commercial and Medicare HMO medical costs per member per month (PMPM) increased by 8% and 10%, when compared to 1996, primarily because of higher inpatient facility and physician costs. The increase in Medicare HMO medical costs PMPM also reflects higher pharmacy costs. Partially offsetting this increase in HMO medical costs were benefits resulting from increased HMO enrollment and increased Commercial and Medicare HMO premiums PMPM of 1% and 5%, when compared to 1996. Commercial HMO premiums PMPM for 1997 increased because of premium rate increases instituted primarily at the beginning of 1997, the effect of which was partially offset by customers selecting lower premium plans and a shift in geographic mix. For 1997, Health Risk results also benefited from improved operating expenses as a percentage of premiums because of continuing cost reduction efforts.

For the Health Risk business, medical claims payable reflects estimates of the ultimate cost of claims that have been incurred but not yet reported and reported but not yet paid. Medical claims payable are based on a number of factors including those derived from historical claim experience. Medical claims payable are estimated periodically, and any resulting adjustments are reflected in current period results. The 1997 HMO medical cost increases include a $103 million after-tax charge in the third quarter of 1997 for the reestimation of HMO medical claims reserves, a majority of which relate to 1997 claims.

Health Risk earnings for 1996 were significantly impacted by 4% lower Commercial HMO premiums PMPM combined with 4% higher Commercial HMO and 13% higher Medicare HMO medical costs PMPM. Partially offsetting these negative factors were material benefits from increased HMO enrollment, favorable adjustments to claim benefit reserve estimates for indemnity and PPO products, favorable tax reserve developments, increased net investment income and slower growth in operating expenses relative to premiums. The decrease in Commercial HMO premiums PMPM resulted from competitive pricing pressures and customers selecting lower premium plans. The increase in Commercial HMO medical costs PMPM resulted primarily from increased outpatient facility and pharmacy costs. The increase in Medicare HMO medical costs PMPM resulted primarily from increased inpatient facility and pharmacy costs.

Group Insurance and Other Health

Group Insurance and Other Health results for 1997 reflect higher earnings in both Group Insurance products and Other Health products. The increase from Group Insurance products is primarily due to favorable developments in claim benefit reserve estimates for life and disability products, as well as increased product sales. The increase in earnings from Other Health products reflects higher administrative service contract fees resulting from rate increases and changes in product mix, and lower operating expenses as a percentage of revenue due to continued cost reduction efforts. Results for 1996 primarily reflect favorable group life mortality experience, as well as increased Group Insurance sales and enrollment in nonrisk health products, partially offset by increased costs resulting from higher disability claim volume.

Membership

Aetna U.S. Healthcare's membership was as follows:

                                     December 31, 1997 (1)(2)       December 31, 1996 (1)(2)
                              --------------------------------  ----------------------------
(Thousands)                   Risk      Nonrisk      Total      Risk      Nonrisk      Total
--------------------------------------------------------------  ----------------------------
HMO
  Commercial (3)               3,642       584         4,226     3,316       531        3,847
  Medicare                       382        19           401       303        19          322
  Medicaid                        98         -            98       134         -          134
                               -----     -----        ------     -----     -----       ------
    Total HMO                  4,122       603         4,725     3,753       550        4,303
POS                              310     2,473         2,783       325     2,332        2,657
PPO                              609     3,012         3,621       761     2,956        3,717
Indemnity                        294     2,311         2,605       466     2,595        3,061
                               -----     -----        ------     -----     -----       ------
  Total Health Membership      5,335     8,399        13,734     5,305     8,433       13,738
                               =====     =====        ======     =====     =====       ======
Group Insurance (4):
  Group Life                                           9,890                            9,624
                                                      ======                           ======
  Disability                                           2,598                            2,357
                                                      ======                           ======
  Long-Term Care                                          97                              104
                                                      ======                           ======

(1) Health membership as of December 31, 1997 reflects system and plan conversions. The conversions predominantly affect Indemnity and PPO membership and have an immaterial impact on all other Health products. December 31, 1996 reflects adjustments based on known corrected data from the conversions, as applied to December 31, 1996 membership previously reported.
(2) Group Insurance membership as of December 31, 1997 reflects the conversion to a new membership reporting system. December 31, 1996 reflects adjustments as applied to membership previously reported.
(3) Includes 885 thousand POS members who access primary care physicians and referred care through an HMO network at December 31, 1997 and 806 thousand at December 31, 1996.
(4) Many Group Insurance members participate in more than one type of Aetna U.S. Healthcare coverage and are counted in each.

Total Health membership as of December 31, 1997 decreased by 4 thousand members when compared to December 31, 1996. Membership increases in Commercial HMO, Medicare HMO and POS were offset by declines in Indemnity, PPO and Medicaid enrollment. The decline in Indemnity enrollment reflects, among other factors, the continued migration of Indemnity members to managed care products. Total HMO membership as of December 31, 1997 increased by 422 thousand members, or 10% when compared to December 31, 1996.

Total Revenue and Expense

Aetna U.S. Healthcare's revenues increased by $1.0 billion in 1997 and $1.3 billion in 1996, excluding income in 1996 and 1995 not present in 1997 associated with investments in primary care physician practices, as well as premiums related to the Civilian Health and Medical Program of the Uniformed Services ("CHAMPUS") contract, which was not renewed, and income related to certain Medicare administrative services no longer provided by the Company, and excluding net realized capital gains. This revenue growth was primarily due to membership growth in Commercial and Medicare HMO and POS products, partially offset by lower Indemnity and PPO membership, as well as, for 1997, premium rate increases primarily instituted at the beginning of the year.

Aetna U.S. Healthcare's operating expenses decreased by $14 million, or .6%, in 1997 and increased by $179 million, or 8%, in 1996, excluding operating expenses in 1996 and 1995 not present in 1997 associated with investments in primary care physician practices, as well as operating expenses related to CHAMPUS and certain Medicare administrative services no longer provided by the Company. The decrease in 1997 reflects the impact of continuing cost reduction efforts which also resulted in a reduction in operating expenses as a percentage of revenue. The increase in 1996 is due primarily to the continued migration of members from the Indemnity product to more resource-intensive POS and HMO products, partially offset by continuing cost reduction efforts. Operating expenses as a percentage of revenue, however, declined.

Outlook

The Company intends to continue to enter new geographic markets and expand its presence in the Medicare and Commercial risk business. In doing so, the Company may seek acquisitions in order to strengthen its market position.

With the market shift from traditional indemnity plans toward managed care products and the increased importance of managed care to the Company, the ability to profitably grow the managed care risk business and obtain adequate pricing in an increasingly competitive environment while effectively managing medical costs and operating expenses is of increasing importance.

Premiums in the Health Risk business are generally fixed by contract for one-year periods and, accordingly, costs in excess of those reflected in pricing, such as those experienced in 1997, cannot be recovered in the year through higher premiums. Results in 1998 will be affected because a significant portion of the Company's Commercial risk contracts for 1998 were priced prior to the Company's receipt of information in the third quarter of 1997 regarding increased medical cost levels, and these contracts cannot be repriced to factor in the higher medical costs.

For remaining 1998 Commercial risk contracts and for Medicare products, the Company has targeted further premium increases in an attempt to improve Health Risk profitability. The Company also attempts to improve profitability by addressing cost increases in its contracting with providers and through other cost management techniques. Also, the premium rate increases set by the federal government in 1998 for Medicare risk products averaged just under 3%, which the Company believes will be below the rate of medical cost inflation. In an effort to help stem any medical loss ratio deterioration, the Company has made plan benefit changes, added premiums for supplemental benefits and made copayment modifications. There can be no assurances, however, that any premium increases, benefit changes, or cost savings achieved through recontracting will be sufficient to offset the increases in medical costs as well as any increases in other operating costs, due to potential governmental action (including rate decreases or reduction of rate increases), business conditions (including intensification of competition) and other factors.

Results for the Group Insurance and Other Health businesses are not expected to increase at the same rate they have from 1995 through 1997.

See "Liquidity and Capital Resources - Health Legislation and Regulation" and "Forward-Looking Information/Risk Factors" for information regarding other important factors that may materially affect Aetna U.S. Healthcare.

Aetna Retirement Services

Operating Summary (Millions)                   1997         1996         1995
--------------------------------------------------------------------------------
Premiums (1)                                $    158.5   $    180.7   $    260.2
Net investment income                          1,114.7      1,086.7      1,044.1
Fees and other income                            591.7        467.7        359.1
Net realized capital gains                        37.6         27.1         42.7
                                             -----------------------------------
    Total revenue                              1,902.5      1,762.2      1,706.1
                                             -----------------------------------
Current and future benefits (1)                1,034.1      1,035.9      1,061.4
Operating expenses                               385.6        337.5        303.8
Amortization of deferred policy
  acquisition costs                              110.6         74.3         46.1
Severance and facilities charge                     -          49.0            -
                                             -----------------------------------
Income before income taxes                       372.2        265.5        294.8
Income taxes                                     115.1         79.3         96.8
                                             -----------------------------------
Net income                                  $    257.1   $    186.2   $    198.0
--------------------------------------------====================================
Net realized capital gains, net of
  tax (included above)                      $     24.2   $     17.8   $     27.0
--------------------------------------------====================================
Deposits not included in premiums above:
  Annuities - fixed options                 $  1,191.4   $  1,362.3   $  1,306.8
  Annuities - variable options                 3,291.2      2,759.3      1,939.2
  Individual life insurance                      486.4        443.2        539.1
                                             -----------------------------------
      Total                                 $  4,969.0   $  4,564.8   $  3,785.1
--------------------------------------------====================================
Assets under management:(2)
  Annuities - fixed options                 $ 12,056.3   $ 11,692.4   $ 11,076.8
  Annuities - variable options (3)            20,076.9     14,468.1     10,489.0
  Other investment advisory (4)(5)             9,716.6      3,064.9        968.6
                                             -----------------------------------
      Financial services                      41,849.8     29,225.4     22,534.4
  Individual life insurance                    3,102.3      2,837.3      2,599.7
                                             -----------------------------------
      Total                                 $ 44,952.1   $ 32,062.7   $ 25,134.1
--------------------------------------------====================================

Individual life insurance coverage issued   $  5,029.9   $  5,740.3   $  6,200.6
--------------------------------------------====================================

Individual life insurance coverage in force $ 49,794.7   $ 48,983.4   $ 47,173.5
--------------------------------------------====================================

(1) Includes $59.1 million for 1997, $71.8 million for 1996 and $81.9 million for 1995, for annuity premiums on contracts converting from the accumulation phase to payout options with life contingencies.
(2) Excludes net unrealized capital gains of $551.6 million, $366.0 million and $797.1 million at December 31, 1997, 1996 and 1995.
(3) Includes $5,178.6 million, $4,724.8 million and $2,604.2 million at December 31, 1997, 1996 and 1995, related to assets invested through ARS' products in unaffiliated mutual funds.
(4) The December 31, 1997 balance includes the transfer of $4,078.5 million of assets under management that were previously reported in the Large Case Pensions segment, reflecting the consolidation of the Company's investment advisory services and migration of certain other pension products which complement ARS' business strategy.
(5) The December 31, 1996 balance includes $1,957.3 million of assets under management that were previously reported in the Large Case Pensions segment, reflecting the consolidation of the Company's investment advisory services.

      ARS offers financial services and individual life insurance products. Financial services include fixed and variable annuity contracts, investment advisory services, financial planning services and pension plan administrative services. Individual life insurance products include universal life, variable universal life, traditional whole life and term insurance.

ARS' net income increased $71 million in 1997 and decreased $12 million in 1996. ARS' 1996 net income includes an after-tax severance and facilities charge of $32 million (see "Severance and Facilities Charges"). Excluding this charge and net realized capital gains, ARS' results, as shown below, increased $33 million in 1997 and $29 million in 1996. The 1997 results reflect improved earnings from financial services offset by a decrease in earnings from individual life insurance products. The 1996 results reflect improved earnings from both financial services and individual life products.

(Millions)                                       1997        1996        1995
--------------------------------------------------------------------------------
Financial services                               $ 157.8     $ 120.7     $  99.8
Individual life insurance                           75.1        79.5        71.2
                                                  ------      ------      ------
 Total                                           $ 232.9     $ 200.2     $ 171.0
                                                 =======     =======     =======

The increases in 1997 and 1996 earnings for financial services reflect increased fee income primarily from increased assets under management in annuity products. Assets under management (excluding assets under management that were previously reported in the Large Case Pensions segment) increased by 27% in 1997 and 20% in 1996. Assets under management grew primarily because of appreciation in the stock market and additional net deposits (i.e., deposits less surrenders) and, in 1997, the inclusion of assets from the acquisition of Financial Network Investment Corporation ("FNIC") (discussed below). Partially offsetting 1997 increases in fee income were increased operating expenses as well as the expenses of FNIC. Both 1997 and 1996 reflect increased expenses due to business growth and continued strategic investments. However, operating expenses as a percentage of assets under management declined in both years.

Premiums relate to traditional life insurance and annuity products containing life contingencies. Premiums decreased by $22 million in 1997 following a decrease of $80 million in 1996. The decrease in 1997 was due to a shift from annuity products containing life contingencies to annuity products not involving life contingencies, and in part, from ceasing to write structured settlement business. The decrease in 1996 was primarily from ARS ceasing to write structured settlement annuities in the fourth quarter of 1995.

Deposits relate to annuity contracts not involving life contingencies and to universal life contracts. Deposits increased 9% in 1997 and 21% in 1996, reflecting continued business growth.

Of the $12.1 billion, $11.7 billion and $11.1 billion of fixed annuity assets under management at December 31, 1997, 1996 and 1995, respectively, 25%, 25% and 23%, respectively, were fully guaranteed and 75%, 75% and 77%, respectively, were experience rated. The average earned rate on investments supporting fully guaranteed investment contracts was 7.8%, 7.9% and 8.2%, and the average earned rate on investments supporting experience rated investment contracts was 7.9%, 8.0% and 8.1% for the years ended December 31, 1997, 1996 and 1995, respectively. The average credited rate on fully guaranteed investment contracts was 6.6%, 6.7% and 6.9%, and the average credited rate on experience rated investment contracts was 5.9%, 6.0% and 6.2% for the years ended December 31, 1997, 1996 and 1995, respectively. The resulting interest margins on fully guaranteed investment contracts were 1.2%, 1.2% and 1.3% and on experience rated investment contracts were 2.0%, 2.0% and 1.9% for the years ended December 31, 1997, 1996 and 1995, respectively.

The duration of the investment portfolios supporting ARS' liabilities is regularly monitored and adjusted in order to maintain an aggregate duration that is within 0.5 years of the estimated duration of the underlying liabilities (see "General Account Investments").

In 1997, in connection with the Company's efforts to expand its financial planning business, the Company acquired FNIC. FNIC is a broker/dealer licensed in all fifty states and includes more than 2,400 registered representatives and 177 branch offices in 35 states. The purchase price was not material to the Company.

Outlook

ARS' strategy is to increase assets under management and improve profitability by focusing on strategic markets and products in the financial services business. In doing so, ARS may take a variety of actions intended to improve its investment and product management, marketing, distribution and customer service, including increased sales of proprietary fund options within its variable products. ARS also may seek divestitures or acquisitions of lines of business or in selected markets in order to align its businesses with strategic and financial targets or build scale.

See "Forward-Looking Information/Risk Factors" for information regarding other important factors that may materially affect ARS.

Aetna International

Operating Summary (Millions)                1997        1996        1995
--------------------------------------------------------------------------------
Premiums                                    $1,434.1    $1,166.1    $1,038.5
Net investment income                          384.4       334.2       308.7
Fees and other income (1)                      140.3       124.2       115.0
Net realized capital gains (losses)             16.7         6.5        (2.4)
                                             -------------------------------
  Total revenue                              1,975.5     1,631.0     1,459.8
                                             -------------------------------
Current and future benefits                  1,206.3       996.8       911.2
Operating expenses                             462.0       377.2       340.6
Interest expense                                 7.8         8.2         7.4
Amortization of goodwill and other
  acquired intangible assets                    16.3         3.0         2.5
Amortization of deferred policy
  acquisition costs                             86.6        73.9        70.8
                                             -------------------------------
Income before income taxes                     196.5       171.9       127.3
Income taxes                                    54.1        62.0        40.7
                                             -------------------------------
Net income                                  $  142.4    $  109.9    $   86.6
--------------------------------------------================================
Net realized capital gains (losses),
  net of tax (included above)               $   13.7    $    4.4    $   (2.1)
--------------------------------------------=================================

(1) Includes $51.5 million in 1997, $16.8 million in 1996 and $29.7 million in 1995, of earnings from Aetna International subsidiaries, that are carried on the equity basis.

Aetna International's business, through subsidiaries and joint venture operations, sells primarily life insurance, health insurance and financial services products in non-U.S. markets including Brazil, Taiwan, Mexico, Canada, Chile, Malaysia, Hong Kong, New Zealand, Peru, Argentina, the Philippines and Indonesia.

Earnings by major geographic location, excluding net realized capital gains and losses, are as follows:

(Millions)                                  1997        1996        1995
-----------------------------------------------------------------------------
Asia Pacific                                $   60.1    $    54.3   $    46.0
Latin America                                   76.7         56.0        47.9
Start-ups and other                             (8.1)        (4.8)       (5.2)
                                             --------------------------------
Total                                       $  128.7    $   105.5   $    88.7
                                            =================================

Aetna International's net income increased $33 million in 1997, following a $23 million increase in 1996. Excluding net realized capital gains or losses, earnings increased $23 million in 1997, following a $17 million increase in 1996. Results in 1997 primarily reflect the Company's operations in Brazil, which were acquired in April 1997, earnings growth in Taiwan and Canada (included above in other) and favorable investment performance in certain Asia Pacific and Latin American operations. This earnings growth was partially offset by increased losses related to start-up operations, primarily those in the Philippines and Argentina, and fourth quarter currency devaluations in Asia. Results in 1996 reflect earnings growth in Chile and decreased earnings in Mexico due to a decline in interest rates.

Premiums in 1997 were 23% higher than in 1996, following a 12% increase in 1996 premiums as compared with 1995. The increases in premiums were primarily due to increased insurance product sales in Taiwan and Chile. The lower premium growth rate in 1996 was primarily due to strategic decisions to exit low margin product businesses in Canada and Latin America.

Outlook

Aetna International seeks to invest in new emerging markets outside the U.S. that have the potential for attractive long-term returns. The Company also explores opportunities for additional investments, or divestitures where appropriate, in markets where it currently has a presence. These investments are generally made through the acquisition of part or all of an existing company or an investment in a start-up operation. Acquisitions of existing companies generally require larger initial capital expenditures and may result in immediate earnings. These earnings may, however, be offset in whole or in part, by the amortization of goodwill and intangible assets related to the acquisition. Investments in start-up operations generally require less initial capital, but generally do not generate earnings for a number of years.

Currency devaluation, such as recently experienced in Southeast Asia, could adversely affect Aetna International's results when translated into U.S. dollars. Aetna International has established operations in Brazil, Taiwan, Mexico, Canada, Chile, Malaysia, Hong Kong and Peru whose results could be adversely affected by devaluation of those currencies. Smaller, or start-up operations are also subject to currency devaluations which could reduce start-up losses when translated into U.S. dollars.

See "Forward-Looking Information/Risk Factors" for information regarding important factors that may materially affect Aetna International.

Large Case Pensions

Operating Summary (Millions)               1997         1996         1995
--------------------------------------------------------------------------------
Premiums                                   $    155.0   $    214.1   $    244.4
Net investment income                         1,408.7      1,649.2      1,850.6
Fees and other income (1)                        28.1         81.4        135.3
Net realized capital gains                       30.7         30.9         18.1
                                            -----------------------------------
    Total revenue                             1,622.5      1,975.6      2,248.4
                                            -----------------------------------
Current and future benefits                   1,372.4      1,723.6      2,015.6
Operating expenses (1)                           34.8         58.6        100.1
Reductions of loss on discontinued
 products                                      (172.5)      (202.3)           -
                                            -----------------------------------
Income before income taxes                      387.8        395.7        132.7
Income taxes                                    153.6        137.3         43.5
                                            -----------------------------------
Net income                                 $    234.2   $    258.4   $     89.2
-------------------------------------------====================================
Net realized capital gains, net of
 tax (included above)                      $     20.8   $     20.8   $     11.0
-------------------------------------------====================================
Deposits not included in premiums above:
    Fully guaranteed discontinued
     products                              $     14.0   $     17.7   $     31.5
    Experience rated                            735.4        789.0        719.9
    Nonguaranteed                               849.2        975.1        848.8
                                            -----------------------------------
      Total                                $  1,598.6   $  1,781.8   $  1,600.2
-------------------------------------------====================================
Assets under management: (1)(2)
    Fully guaranteed discontinued
     products                              $  7,548.9   $  8,477.1   $  9,903.6
    Experience rated                         11,114.7     16,103.2     17,078.6
    Nonguaranteed                            11,070.2     10,749.3     18,634.1
                                            -----------------------------------
      Total                                $ 29,733.8   $ 35,329.6   $ 45,616.3
-------------------------------------------====================================

(1) 1996 includes $15.7 million of fees and other income and $12.7 million of operating expenses and, at December 31, 1996, assets of $3,608.0 million which are currently reported in the ARS segment, reflecting the consolidation of the Company's investment advisory services and certain other pension products which complement ARS' business strategy.

(2) Excludes net unrealized capital gains of $645.4 million, $321.4 million and $788.8 million at December 31, 1997, 1996 and 1995, respectively.

The Large Case Pensions segment manages a variety of retirement products (including pension and annuity products) for primarily defined benefit and defined contribution plans. These products provide a variety of funding and benefit payment distribution options and other services. Certain products provide investment guarantees.

Large Case Pensions' net income decreased $24 million in 1997, following a $169 million increase in 1996. Large Case Pensions' earnings, excluding the reductions of the reserve for loss on discontinued products (discussed below) and net realized capital gains, decreased slightly in 1997, following a $28 million increase in 1996. The 1997 earnings reflect decreased income as a result of redeploying capital supporting the Large Case Pensions segment, as obligations mature, to other businesses of the Company, partially offset by lower expenses. Earnings in 1996 include a $10 million increase in investment income from distributions from leveraged buyout and venture capital limited partnership investments supporting Large Case Pensions' capital and an increase in net interest margins. Results in 1996 were partially offset by the effect of reduced net investment income on the declining capital in the business.

After-tax net realized capital gains in 1996 include a gain of $25 million related to the sale of Aetna Realty Investors ("ARI"), which was partially offset by net realized capital losses on bond sales. The earnings of ARI were not material to Large Case Pensions' net income.

Assets under management decreased during 1997 and 1996. The 1997 decrease primarily resulted from the continuing runoff of the segment's underlying liabilities as well as the consolidation of investment advisory services and certain other pension products into the ARS segment. The 1996 decrease resulted primarily from the sale of Insurance Company Investment Management("ICIM"), a specialized asset manager. ICIM was not a significant contributor to Large Case Pensions' earnings.

General account assets supporting experience rated products (where the customer, not the Company, assumes investment and other risks) may be subject to participant or contractholder withdrawal. Participant withdrawals are generally subject to significant tax and plan constraints. Experience rated contractholder and participant withdrawals and transfers were as follows (excluding contractholder transfers to other Company products):

(Millions)                                         1997        1996        1995
-----------------------------------------------------------------------------------
Scheduled contract maturities
  and benefit payments (1)                         $  905.0    $1,089.1    $1,012.3
Contractholder withdrawals other than scheduled
  contract maturities and benefit payments (2)        358.1       506.2 (3)   381.3
Participant withdrawals (2)                           130.0       170.8       182.2

(1) Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.
(2) At December 31, 1997, approximately $1.7 billion of experience rated pension contracts allowed for unscheduled contractholder withdrawals, subject to timing restrictions and formula-based market value adjustments. Further, approximately $3.2 billion of such contracts supported by general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants without market value adjustment.
(3) Increase primarily relates to an unscheduled withdrawal by one contractholder in 1996.

Outlook

Large Case Pensions' earnings are expected to materially decline in 1998 due to reductions in investment income, as capital supporting Large Case Pensions is redeployed, as obligations mature, to other businesses and certain products of Large Case Pensions are consolidated into ARS.

See "Forward-Looking Information/Risk Factors" for information regarding other important factors that may materially affect Large Case Pensions.

Discontinued Products

The Company discontinued the sale of its fully guaranteed large case pension products (single-premium annuities ("SPAs")and guaranteed investment contracts ("GICs"))in 1993. The Company established a reserve for anticipated future losses on these products based on the present value of the difference between
(a) the expected cash flows from the assets supporting these products and
(b) the cash flows expected to be required to meet the product obligations.

Results of operations of discontinued products, including net realized capital gains or losses, are credited or charged to the reserve. To the extent that aggregate future losses on the products are greater than anticipated, the Company's results of operations would be adversely affected, and positively affected to the extent future losses are less than anticipated. Management reviews the adequacy of the discontinued products reserve quarterly. As a result of continued favorable developments in real estate markets, the Company reduced $173 million (pretax) in 1997 and $202 million (pretax) in 1996 of the reserve related to GICs. The current reserve reflects management's best estimate of anticipated future losses. The discussion below presents information for SPA and GIC products on a combined basis.

The results of discontinued products were as follows:

(Millions)                                     1997       1996       1995
------------------------------------------------------------------------------
Interest margin                                $   15.1    $  26.3   $  (58.6)
Net realized capital gains (losses)(1)            175.4       79.2       (8.6)
Interest earned on receivable from
  continuing products                              21.5       29.7       33.0
Other, net                                          2.8       16.3        8.0
                                                -------     ------    -------
Results of discontinued products, after tax    $  214.8    $ 151.5   $  (26.2)
                                               ========    =======   ========
Results of discontinued products, pretax       $  337.4    $ 230.3   $  (38.2)
                                               ========    =======   ========
Net realized capital gains
   from sales of bonds, after tax,
   included above                              $   36.6    $   7.7   $   39.9
                                               ========    =======   ========

(1) 1997 includes net realized capital gains of $100.4 million related to continued favorable developments in real estate markets (including gains of $24.3 million related to the securitization of commercial mortgage loans) as well as $37.3 million resulting from the sale of investments in order to meet liquidity needs. 1996 includes $72.7 million related to favorable developments in real estate markets.

The interest margin is the difference between earnings on invested assets and interest credited to contractholders. The interest margin for 1996 and 1995 includes losses (pretax) of $4 million and $50 million, respectively, due to the early retirement of $183 million of contract liabilities in 1996 and $728 million in 1995. These losses improve interest margins in future periods.

Total assets supporting discontinued products and the reserve include a receivable from continuing products of $515 million (after tax) at December 31, 1997. Interest income accrues on this receivable at the discount rate used to calculate the reserve.

The activity in the reserve for anticipated future losses on discontinued products was as follows (pretax):

(Millions)
---------------------------------------------
Reserve at December 31, 1994         $  997.0
  Results of discontinued products      (38.2)
                                     --------
Reserve at December 31, 1995            958.8
  Results of discontinued products      230.3
  Reserve reduction                    (202.3)
                                     --------
Reserve at December 31, 1996            986.8
  Results of discontinued products      337.4
  Reserve reduction                    (172.5)
                                     --------
Reserve at December 31, 1997         $1,151.7
                                     ========

Distributions on discontinued products were as follows:

(Millions)                          1997       1996       1995
------------------------------------------------------------------
Scheduled contract maturities,
 settlements and benefit
 payments (1)                       $1,683.1   $2,609.0   $3,208.5
Participant directed withdrawals        36.4       52.0       92.8

(1) Includes early retirement of GIC liabilities of $183.3 million in 1996 and $728.0 million in 1995. There were no such retirements in 1997.

Cash required to fund these distributions was provided by earnings and scheduled payments on and sales of invested assets and the funding of a portion of the receivable from continuing products.

At December 31, 1997, contractholder liabilities were $7.1 billion. Scheduled maturities, future benefit payments, and other expected payments, including future interest, were as follows:

(Millions)
---------
                    1998           $1,443.8
                    1999            1,256.2
                    2000              896.5
                    2001              813.6
                    2002              674.8
               2003-2007            2,367.3
               2008-2012            2,039.3
               2013-2017            1,663.2
               2018-2022            1,260.8
              Thereafter            2,296.2

See Note 9 of Notes to Financial Statements and "General Account Investments" for additional information.

Corporate

Operating Summary (Millions, after tax)     1997        1996        1995
----------------------------------------------------------------------------
Interest expense                            $   147.5   $  103.9    $   70.4
                                            --------------------------------
Other expense:
   Severance and facilities charges (1)     $       -   $  235.5    $      -
   Other operating expenses, net                108.7      110.5       116.2
   Interest on property-casualty proceeds           -      (36.8)          -
   Net realized capital gains (2)               (69.8)      (5.0)        (.7)
                                             -------------------------------
Total other expense                         $    38.9   $  304.2    $  115.5
                                            ================================

(1)   See Note 8 of Notes to Financial Statements for additional information.

(2) After-tax net realized capital gains in 1997 include gains of $98.1 million related to sales of portions of the Company's investment in Travelers Property Casualty Corp. offset by an after-tax realized capital loss of $28.6 million related to the write-down of certain properties that the Company has classified as held for sale.

The Corporate segment includes interest expense and other expenses which are not directly related to the Company's business segments. "Other expense" includes corporate expenses such as staff area expenses, advertising and contributions, which are partially offset by net investment income.

The 1997 and 1996 increase in interest expense primarily results from additional debt incurred in connection with the financing of the U.S. Healthcare merger. Other operating expenses were comparable in 1997 and 1996.

Severance and Facilities Charges

During 1996, the Company established severance and facilities reserves of $865 million (pretax)in the Aetna U.S. Healthcare, ARS and Corporate segments to reflect the integration of the health businesses and certain other actions taken or to be taken in order to make its businesses more competitive. During 1997, the Company charged costs of $275 million ($140 million in 1996)(pretax) against the reserves. In addition, the Company also reduced the Aetna U.S. Healthcare severance and facilities reserve by $45 million (pretax) during 1997 due to higher attrition than was contemplated in the establishment of the reserve. Of the approximately 9,400 positions originally expected to be eliminated by the Company in the aggregate, 6,423 had been eliminated through severance actions and the effects of higher attrition by December 31, 1997 and the related severance benefits were charged against the reserve.

See Note 8 of Notes to Financial Statements for additional information.

General Account Investments

Overview

Investments disclosed in this section relate to the Company's total general account portfolio (including assets supporting discontinued products and experience rated products).

                                                         December 31,
                                                    ------------------------
(Millions)                                          1997            1996
----------------------------------------------------------------------------
Invested Assets:
    Fully Guaranteed                                $10,588.4      $11,075.5
    Experience Rated                                 18,663.3       18,810.2
    Other                                            13,310.2       13,600.5
                                                     --------       --------
Total Invested Assets, net of
 impairment reserves                                $42,561.9      $43,486.2
----------------------------------------------------========================
Net investment income                               $ 3,377.5      $ 3,565.2
----------------------------------------------------========================

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

Risk Management and Market Sensitive Instruments

Interest rate risk is managed within a tight duration band, and credit risk is managed by maintaining high average quality ratings and diversified sector exposure within the debt securities portfolio. In connection with its investment and risk management objectives, the Company also uses financial instruments whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rate (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads.

Using financial modeling and other techniques, the Company regularly evaluates the appropriateness of investments relative to its management-approved investment guidelines and the business objective of the portfolios. The Company operates within these investment guidelines by maintaining a mix of investments that diversifies its assets and reflects the characteristics of the liabilities that they support.

The Company's use of derivatives is generally limited to hedging purposes and has principally consisted of using foreign exchange forward contracts, futures contracts, interest rate swap agreements and warrants to hedge interest rate, equity price and foreign exchange risks (collectively, market risk). These instruments, viewed separately, subject the Company to varying degrees of market and credit risk. However, when used for hedging, the expectation is that these instruments would reduce overall market risk. Credit risk arises from the possibility that counterparties may fail to perform under the terms of the contracts. (See Note 5 of Notes to Financial Statements for additional information.)

The risks associated with investments supporting experience rated pension, annuity and life products are assumed by those contractholders, and not by the Company (subject to, among other things, certain minimum guarantees). Anticipated future losses associated with investments supporting discontinued fully guaranteed large case pension products are provided for in the reserve for anticipated future losses (see "Large Case Pensions - Discontinued Products"). Risks associated with the investments and liabilities related to experience rated pension, annuity and life products and discontinued fully guaranteed large case pension products are not included in the analysis presented below.

The following discussion about the Company's risk management activities includes forward-looking statements that involve risk and uncertainties. Set forth below are management's projections of hypothetical net losses in fair value of shareholders' equity of the Company's market sensitive instruments if certain assumed changes in market rates and prices were to occur (sensitivity analysis). These instruments are not leveraged and are held for purposes other than trading. While the Company believes that the assumed market rate changes are reasonably possible in the near term, actual results may differ, particularly as a result of any management actions that would be taken to mitigate such hypothetical losses in fair value of shareholders' equity. Based on the Company's overall exposure to interest rate risk, equity price risk and foreign exchange risk, the Company believes that these changes in market rates and prices would not materially affect the consolidated near-term financial position, results of operations or cash flows of the Company.

Interest Rate Risk

Assuming an immediate increase of 100 basis points in interest rates (decrease for long-term debt) the net hypothetical loss in fair value of shareholders' equity related to financial and derivative instruments is estimated to be $323 million (after tax), (2.9% of total shareholders' equity at December 31, 1997). Included in this hypothetical loss in fair value of shareholders' equity at December 31, 1997 is $122 million (after tax) related to fixed rate long-term debt (which is recorded at historical cost), which would not affect the Company's shareholders' equity or results of operations in a decreasing interest rate environment. The Company believes that an interest rate shift of this magnitude represents a moderately adverse scenario, and is approximately equal to the historical annual volatility of interest rate movements for the Company's intermediate term available for sale debt securities. The Company has included corresponding changes in certain insurance liabilities in this sensitivity analysis.

The effect of interest rate risk on potential near-term net income, cash flow and fair value was determined based on commonly used models. The models project the impact of interest rate changes on a wide range of factors, including duration, prepayment, put options and call options. Fair value was estimated based on the net present value of cash flows or duration estimates, using a representative set of likely future interest rate scenarios.

Equity Price Risk

The Company's available for sale equity securities are comprised primarily of domestic stocks, as well as certain foreign holdings. Assuming an immediate decrease of 10% in equity prices for domestic and foreign equity securities generally, and 25% for Southeast Asian and Latin American emerging market equity securities, the hypothetical loss in fair value of shareholders' equity related to financial and derivative instruments is estimated to be $92 million (after tax), (.8% of total shareholders' equity at December 31, 1997).

Foreign Exchange Risk

The Company selectively hedges to manage its foreign exchange risk. The Company generally utilizes short-term foreign exchange forward contracts to hedge its foreign exchange risk arising from certain nondollar denominated investment securities and investments in foreign affiliates.

Assuming a foreign exchange rate volatility of 10% generally, and 25% for certain Southeast Asian and Latin American emerging market currencies, the net hypothetical loss in fair value of shareholders' equity related to financial and derivative instruments is estimated to be $168 million (after tax), (1.5% of total shareholders' equity at December 31, 1997). Approximately 75% of total foreign exchange risk is comprised of Brazil, Mexico, Taiwan, Chile, Malaysia and Canada. Included in the calculation of net hypothetical loss above is $77 million (after tax) related to equity investments in foreign affiliates, primarily Brazil and Mexico. Foreign exchange exposure was calculated by: (1) translating the local reporting currency into U.S. dollars using foreign exchange rates at December 31, 1997 and (2) applying the market volatility rate to the translated amount.

Debt Securities

Available for sale debt securities represented 80% of the Company's total general account invested assets at December 31, 1997 and 74% at December 31, 1996, and were as follows:

(Millions)                                      1997               1996
----------------------------------------------------------------------------
Supporting discontinued products                $ 6,471.4          $ 5,189.3
Supporting experience rated products             15,322.8           14,888.9
Supporting remaining products                    12,450.8           12,258.1
----------------------------------------------------------------------------
  Total debt securities                         $34,245.0          $32,336.3
------------------------------------------------============================

Debt securities reflect net unrealized capital gains of $1.6 billion at December 31, 1997 compared with $895 million at December 31, 1996. Of the net unrealized capital gains at December 31, 1997, $388 million relate to assets supporting discontinued products and $678 million relate to experience rated pension contractholders.

The debt securities in the Company's portfolio are generally rated by external rating agencies, and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. As of December 31, 1997 and 1996, the Company's investments in debt securities had average quality ratings of AA-, (36% were AAA at December 31, 1997 and 38% were AAA at December 31, 1996). "Below investment grade" debt securities carry a rating of below BBB-/Baa3 and represent 6% of the portfolio at December 31, 1997 and 5% at December 31, 1996. (See Note 4 of Notes to Financial Statements for disclosures related to debt securities by market sector.)

Residential Collateralized Mortgage Obligations

Included in the Company's debt securities were residential collateralized mortgage obligations ("CMOs") supporting the following:

(Millions)                                 1997                        1996
-------------------------------------------------------------------------------------
                                  Fair          Amortized     Fair          Amortized
                                  Value         Cost          Value         Cost
                                 ---------      ---------     ---------     ---------
Total residential CMOs (1)       $ 2,710.4      $ 2,549.6     $ 2,764.7     $ 2,665.8
                                 =========      =========     =========     =========
Percentage of total:
  Supporting discontinued
    products                           3.9%                         8.0%
  Supporting experience
    rated products                    76.0                         77.3
  Supporting remaining
    products                          20.1                         14.7
                                     -----                        -----
                                     100.0%                       100.0%
                                     ======                       =====

(1) Approximately 76% of the Company's residential CMO holdings were backed by government agencies such as GNMA, FNMA and FHLMC at December 31, 1997 and 66% at December 31, 1996.

There are various categories of CMOs which are subject to different degrees of risk from changes in interest rates and, for nonagency-backed CMOs, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the repayment of principal from the underlying mortgages either earlier or later than originally anticipated. At December 31, 1997 and 1996, approximately 3% of the Company's CMO holdings were invested in amounts which are subject to more prepayment and extension risk than traditional CMOs (such as interest- or principal-only strips).

Mortgage Loans

At December 31, 1997 and 1996, the Company's mortgage loan investments, net of impairment reserves, supported the following types of business:

(Millions)                                 1997              1996
----------------------------------------------------------------------
Supporting discontinued products           $   976.9         $ 2,730.7
Supporting experience rated products         1,671.9           2,370.5
Supporting remaining products                1,559.0           1,599.7
----------------------------------------------------------------------
   Total mortgage loans                    $ 4,207.8         $ 6,700.9
-------------------------------------------===========================

During 1997, the Company continued to manage its mortgage loan portfolio to reduce the balance in absolute terms and relative to invested assets, and to reduce its overall risk. The $2.5 billion decrease in the total mortgage loan portfolio primarily reflects the effect of loan prepayments and repayments of maturing loans. In addition, in December 1997, the Company completed the sale and securitization of approximately $803 million of commercial mortgage loans primarily supporting discontinued fully guaranteed large case pension products. Concurrent with the sale, the Company retained approximately $210 million of subordinate and residual certificates which were classified as available for sale debt securities at December 31, 1997. The net proceeds from the sale were approximately $635 million. Realized capital gains on the sale and securitization were approximately $42 million (pretax), of which $37 million (pretax) was recorded as part of the reserve for anticipated future losses on discontinued products.

Problem, Restructured and Potential Problem Loans

Included in the Company's mortgage loan balances were the following categories of mortgage loans:

(Millions)                                      December 31,
-------------------------------------------------------------------
                                            1997           1996
Problem loans (1)                           $  101.6       $  183.6
Restructured loans (2)                         125.6          377.6
Potential problem loans (3)                    160.3          239.9
                                             -------        -------
  Total (4)                                 $  387.5       $  801.1
                                            ========       ========
Specific impairment reserves on loans (5)   $   51.2       $  144.1
                                            ========       ========

(1) Represent loans with payments over 60 days past due, properties in the process of foreclosure, properties involved in bankruptcy proceedings and properties subject to redemption.
(2) Represent loans where the Company modified the original contract terms to grant concessions to the borrower and are currently performing pursuant to the modified terms. Restructured loans yielded cash returns of approximately 9% during 1997 and 7% during 1996.
(3) Represent loans which are performing pursuant to existing terms, but the Company considers likely to become classified as problem or restructured loans.
(4) Total problem, restructured and potential problem loans at December 31, 1997 include 55% supporting discontinued products and 29% supporting experienced rated products; 48% supporting discontinued products and 32% supporting experience rated products at December 31, 1996.
(5)   See Note 4 of Notes to Financial Statements for additional information.

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

Real Estate

The Company's real estate balances, net of write-downs and reserves, were $370 million at December 31, 1997 and $850 million at December 31, 1996.

The Company sold real estate with a carrying value of $540 million during 1997, $666 million during 1996 and $262 million during 1995, (including real estate supporting discontinued and experience rated products). These sales generated after-tax net realized capital gains of $80 million in 1997, $113 million in 1996 (substantially all of which was allocable to discontinued and experience rated products) and $18 million in 1995. Losses from real estate write-downs and changes in the valuation reserves were immaterial in 1997, 1996 and 1995.

The Company intends to sell a significant amount of its real estate investment properties held for sale over the next year, real estate and capital market conditions permitting.

Liquidity and Capital Resources

Cash Flows

The liquidity needs of the Company's businesses are generally met from cash provided by investing activities (asset maturities and sales), premiums, deposits and income received on investments. The Company's businesses use cash primarily for claim and benefit payments, contract withdrawals and operating expenses.

The Company's current liquidity objectives are to maximize the use of available cash to fund ongoing operating needs, pay shareholder dividends, strategically invest in core businesses and repurchase shares of common stock. During 1997, net cash generated from investing, financing and operating activities was used to make approximately $500 million of investments in core businesses, repurchase approximately $523 million of common stock and pay approximately $175 million of dividends to shareholders. In 1996, net cash used by investing, financing and operating activities was used to make approximately $250 million of investments in core businesses, repurchase approximately $83 million of common stock and pay approximately $237 million of dividends to shareholders. Dividend payments decreased in 1997, reflecting lower dividends declared per common share, partially offset by increased common shares outstanding following the U.S. Healthcare merger. See "Consolidated Statements of Cash Flows" for additional information.

The Company monitors the duration of its debt securities portfolio (which is highly marketable) and mortgage loans, and executes its purchases and sales with the objective of having adequate funds available to satisfy the Company's maturing liabilities.

At December 31, 1997 scheduled mortgage loan principal repayments were as follows:

(Millions)
----------------------------------------
                  1998          $  502.2
                  1999             467.6
                  2000             669.4
                  2001             211.2
                  2002             193.8
            Thereafter           2,282.4

Dividends

The Board of Directors (the "Board") reviews Aetna Inc.'s common stock dividend each quarter. Among the factors considered by the Board in determining the dividend are the Company's results of operations, the capital requirements, growth and other characteristics of its businesses.

Financings, Financing Capacity and Capitalization

Substantially all of the Company's borrowings and financings are conducted through Aetna Services and are fully and unconditionally guaranteed by Aetna Inc. (See Note 13 of Notes to Financial Statements for additional information.)

The Company has significant short-term liquidity supporting its businesses. The Company uses short-term borrowings from time to time to address timing differences between cash receipts and disbursements. Average short-term debt outstanding totaled $586.3 million in 1997, $427.4 million in 1996 and $96.0 million in 1995. In 1996, the Company used funds made available from the issuance of $1.4 billion of commercial paper to fund a portion of the consideration paid in connection with the U.S. Healthcare merger. Aetna Services also has a revolving credit facility in an aggregate amount of $1.5 billion with a worldwide group of banks. The facility terminates in June 2001. (See Note 13 of Notes to Financial Statements for additional information.)

The Company's total debt to capital ratio (total debt divided by total debt and shareholders' equity, adjusted for unrealized gains or losses on available-for-sale investment securities and redeemable preferred securities) was 19.1%, 19.9% and 16.9% at the end of 1997, 1996 and 1995, respectively. The increase in this ratio from 1995 to 1996 reflects additional long-term debt incurred to refinance outstanding short term borrowings used to partially fund a portion of the consideration paid in connection with the U.S. Healthcare merger.

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

The Company issued 1,883,945 shares in 1997, 1,563,491 shares in 1996 and 2,069,335 shares in 1995 of treasury stock or previously unissued shares for benefit plans.

In October 1996, the Board authorized Aetna Inc. to repurchase up to 5 million shares of its common stock from time to time. In September, 1997, the Board authorized the repurchase of up to an additional 7.5 million shares of its common stock from time to time. As of December 31, 1997, 7,368,300 shares of common stock had been repurchased pursuant to this authority at a cost of $606 million, of which 6,173,900 shares at a cost of $523 million were repurchased during 1997.

Restrictions on Certain Payments by the Company

The Company's business operations are conducted through Aetna Services and Aetna U.S. Healthcare and their respective subsidiaries (which principally consist of HMOs and insurance companies). In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further state regulations that, among other things, may require those companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations are not directly applicable to Aetna Services, Aetna U.S. Healthcare, or Aetna Inc., as none is an HMO or insurance company. The additional regulations applicable to the Company's indirect HMO and insurance company subsidiaries are not expected to affect the ability of Aetna Inc. to pay dividends, or the ability of any of the Company's subsidiaries to service their outstanding debt or preferred stock obligations.

Solvency Regulation

In recent years, state insurance regulators have been considering changes in statutory accounting practices and other initiatives to strengthen solvency regulation. The National Association of Insurance Commissioners ("NAIC") adopted risk-based capital ("RBC") standards for life insurers which are designed to identify weakly capitalized companies by comparing the adjusted surplus to the required surplus, which reflects the risk profile of the company ("RBC ratio"). Within certain ratio ranges, regulators have increasing authority to take action as the RBC ratio decreases. There are four levels of regulatory action ranging from requiring insurers to submit a comprehensive plan to the state insurance commissioner to when the state insurance commissioner places the insurer under regulatory control. The RBC ratio for each of the Company's primary life insurance subsidiaries as measured at December 31, 1997 was significantly above the levels which would require regulatory action. Rating agencies use their own RBC standards as part of determining a company's rating.

The NAIC has developed two model investment laws, one providing for limits on the types and amounts of investments by insurance companies, and an alternative version which defines standards for insurance company investing. Management believes that these model laws, if adopted by states regulating the Company, will not materially affect the Company. The NAIC also is considering several other solvency-related laws or regulations, such as RBC standards for health plans, including HMOs. Because these other initiatives are in a preliminary stage, management cannot assess the potential impact of their adoption on the Company.

Year 2000

As a health care and financial services enterprise operating multiproduct businesses in 15 countries, the Company is dependent on computer systems and applications to conduct its business. The Company has developed and is currently executing a comprehensive risk-based plan designed to make its computer systems, applications and facilities Year 2000 ready. The plan covers four stages including (i) inventory, (ii) assessment, (iii) remediation, and (iv) testing and certification. At year end 1997, the Company had substantially completed the inventory stage for its Company-owned systems and applications. The assessment and remediation processes are currently underway and the Company is utilizing both internal and external resources to reprogram, or replace where necessary, and test the software for Year 2000 modifications. The remediation process is targeted to be largely completed by December 31, 1998. Testing and certification of these systems and applications are targeted for completion by mid-1999.

Year 2000 compliance is critical to the Company. However, because of the importance of computer systems and applications to its business, management has made a strategic decision to continue other planned systems enhancements and not redeploy significant internal resources to become Year 2000 ready. As a result, a large majority of these costs are currently believed to be incremental expenses that will not recur in the Year 2000 or thereafter.
Total Year 2000 costs for the Company-owned systems and applications are currently estimated to be approximately $95 million (after tax) in 1998 and approximately $44 million (after tax) in 1999, which are expected to be funded through operating cash flows.

The Company is initiating communications with its critical external relationships to determine the extent to which the Company may be vulnerable to such parties' failure to resolve their own Year 2000 issues. Where practicable, the Company will assess and attempt to mitigate its risks with respect to the failure of these entities to be Year 2000 ready. The effect, if any, on the Company's results of operations from the failure of such parties to be Year 2000 ready, is not reasonably estimable.

Regulatory Environment

A variety of legislative and regulatory proposals have been made at both the federal and state government levels to address various aspects of the health care system.

Legislation to reform the federal Medicare program was passed by Congress on July 31, 1997 and was signed into law. Certain provisions of this legislation will phase in, beginning in 1998, changes to the Medicare risk HMO premium determination methodology that will generally reduce the premiums payable to the Company as compared with the methodology previously used. The level and extent of any reductions will vary by geographic market and other factors. While the phase-in provisions have provided the Company with an opportunity to offset some of such premium reductions by adjusting the supplemental premiums payable by members and the benefits included in the Company's products, competition and other factors may result in such adjustments not fully offsetting such premium reductions.

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), was enacted to (i) ensure portability of coverage to individuals changing jobs or moving to individual coverage by limiting preexisting condition exclusions, (ii) guarantee availability of coverage to employees in the small group market, and
(iii) prevent exclusion of individuals from coverage under group plans based on health status. This legislation was effective on July 1, 1997. Other federal legislation, effective January 1, 1998, mandates minimum hospital stays after childbirth and parity applying lifetime limits to mental health benefits.

In New York, the Health Care Reform Act of 1996 ("the Act"), effective January 1, 1997, allowed all private health care payors to negotiate payment rates for inpatient hospital services; previously only HMOs were permitted to negotiate such rates. The Act also provides for direct funding by private payors of hospital bad debt and charity care and graduate medical education by payments to state funding pools rather than through surcharges on payments for hospital services. The Company has negotiated arrangements with hospitals in its New York network to adjust the payments it makes to network hospitals to partially offset the direct payments from the Company required by the Act.

Several other states, including states in which the Company has substantial managed care membership, have enacted or are considering legislation or regulation related to the operation of health plans. Such legislation or regulation varies, but includes, among other things,(i) mandatory maternity and other lengths of stay, (ii) regulation of utilization review, (iii) mandated expanded consumer disclosures, (iv) mandatory direct access to specialists including OB/GYNs and chiropractors, (v) mandatory point-of-service benefits,
(vi) mandatory or expanded coverage of experimental procedures and drugs, (vii) third party review of denials of benefits, (viii) liability for negligent denials of benefits, (ix) assessments, surcharges or taxes on premiums or provider payments to fund uncompensated care, graduate medical education or government programs, (x) extension of malpractice and other liability for medical decisions from providers to health plans, (xi) required payment for emergency services, (xii) mandated grievance and appeal procedures, (xiii) hearings on termination of physicians from networks, (xiv) prohibition of so-called "gag" clauses, and (xv) provisions similar to those in HIPAA.

There can be no assurance that the Company can recoup, through higher premiums or other measures, the increased costs of mandated benefits, or the other increased costs caused by such legislation or regulation.

Other potential legislative and regulatory changes related to health plans that are receiving a high level of attention at both the state and federal levels include, but are not limited to, eliminating or reducing the scope of ERISA preemption of state laws, required payment levels for out of network care, prohibition or limitation of arrangements designed to manage medical costs and improve quality of care, such as capitated arrangements with providers or provider financial incentives, limitations on utilization management methods, regulation of the composition of the Company's provider networks, such as any willing provider or pharmacy laws, and changes to licensure or certification requirements.

At this time, the Company is unable to predict the impact of the foregoing federal or state legislation or regulation, or of any future legislation or regulatory changes that may be enacted, although it can be anticipated that certain of these measures, if enacted, would adversely affect the Company.

For other important information regarding regulation of the Company's health and other businesses, see the Company's 1997 Annual Report on Form 10-K.

New Accounting Standards

See Note 1 of Notes to Financial Statements for a discussion of recently issued accounting standards.

                    Forward-Looking Information/Risk Factors

The Private Securities Litigation Reform Act of 1995 (the "1995 Act") provides a "safe harbor" for forward-looking statements, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. The Company desires to take advantage of these safe harbor provisions.

Certain information contained in this management's discussion and analysis is forward-looking within the meaning of the 1995 Act or Securities and Exchange Commission rules including, but not limited to, the information that appears under the headings "Outlook" in the discussion of results of operations of each of the Company's businesses and "General Account Investments - Risk Management and Market Sensitive Instruments". Words such as expects, projects, anticipates, intends, plans, believes, seeks or estimates, or variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company.

Set forth below are certain important factors that, in addition to general economic conditions and other factors, some of which are discussed elsewhere in this Annual Report or the Company's 1997 Annual Report on Form 10-K, may affect these forward-looking statements and the Company's businesses generally.

Certain Factors Particular to Health Operations

Premiums; Medical Cost Increases. Premiums in the Company's Health Risk business are generally fixed by contract for one-year periods and actual costs in excess of those estimated and reflected in pricing cannot be recovered in the contract year through higher premiums from customers. Increased utilization, increases in provider contract rates, changes in legislation or regulation, changes in health practices and medical technologies and price increases in pharmaceuticals and durable medical equipment and other factors may increase medical costs.

Reserves. For the Health risk business, medical claims payable reflect estimates of the ultimate cost of claims that have been incurred but not yet reported and reported but not yet paid. Medical claims payable are based on a number of factors including those derived from historical claim experience. Medical claims payable are estimated periodically, and any resulting adjustments are reflected in current period results. As a result, there can be no assurances that the unfavorable reserve developments that occurred in 1997 will not recur.

For Group Insurance products, reserves are established as premiums become due to reflect the present value of expected future obligations net of the present value of expected future premiums. Policy reserves for group paid-up life insurance generally reflect long-term fixed obligations and are computed on the basis of assumed or guaranteed yield and benefit payments. Assumptions are based on the Company's historical claim experience. For long-term disability products, reserves are established for (i) lives currently in payment status (using both standard industry, as well as the Company's own morbidity and interest rate assumptions), (ii) lives who have not yet satisfied the waiting period, but are expected to do so, and (iii) claims that have been incurred but not reported. Long-term care reserves are a long-term obligation calculated using industry data for morbidity and mortality assumptions. As a result, there can be no assurances that the favorable reserve developments that occurred in 1997 and 1996 will recur.

Health Business Legislative and Regulatory Environment. As discussed above (see "Regulatory Environment"), certain legislative and regulatory changes related to health products have recently been enacted or proposed, and a variety of other potential legislative and regulatory changes are receiving a high level of attention at both the state and federal levels. At this time the Company is unable to predict the impact of these changes, although it can be anticipated that certain of these measures, if enacted, would adversely affect health operations through (i) reducing premiums, (ii) reducing the ability to manage medical costs, (iii) increasing medical costs and operating expenses, (iv) regulating levels and permitted lines of business, (v) imposing financial assessments, and (vi) regulating other business practices.

Integration of Health Operations. Growth in the Company's profitability is dependent, in part, on its ability to successfully integrate its health operations with other health operations acquired, including those of U.S. Healthcare. Factors affecting successful integration include, but are not limited to, timely integration of management and information systems, the application of managed care expertise throughout the Company's broader membership base, and the timely elimination of duplicative administrative and customer service functions.

Business Mix. The selection by employers and individuals of plans with higher copayments, deductibles, or coinsurance may lower certain medical costs, but generally results in lower premiums to the Company. In addition, continued migration of employers to self-funded coverage, or increased membership in Medicare risk plans (plans which the Company intends to expand), or the selection by plan participants of other health products with higher medical loss ratios may make the Company's margins more sensitive to changes in medical costs and premiums. Adverse publicity regarding managed care may negatively influence the selection of managed care plans generally, and the Company's health plans, specifically.

Government Payors. In government-funded health programs such as Medicare and Medicaid, premium levels are determined by the government payor. Reduction of premium levels would adversely affect these lines of business. In addition, for plans covering government employees, the Company may be subject to retroactive reductions of premium rates by the government payor.

Accreditation. For certain of the Company's health plans, accreditation by independent quality accrediting agencies such as the National Committee for Quality Assurance is an important competitive factor. Any loss of or denial of accreditation may adversely affect customer selection of health products, and, in some jurisdictions may affect licensure status.

Certain Factors Particular to Financial Services Operations

Significant Changes in Financial Markets. Significant changes in financial markets could impact the level of assets under management in the Company's Aetna Retirement Services, Large Case Pensions and Aetna International businesses, and, in turn, the Company's level of asset-based fees in those businesses. For example, significant increases in interest rates or decreases in equity markets, in addition to directly affecting the level of assets under management, may increase the level of withdrawals and decrease the level of deposits by customers. Customers under those circumstances may seek to diversify among asset managers or seek investment alternatives not offered by the Company. Significant declines in the value of investments may also affect the Company's ability to pass through investment losses to certain experience rated customers, whether due to triggering minimum guarantees or other business reasons.

Ratings. Adverse changes in the claims-paying ratings of the Company's financial services subsidiaries could have the effect of decreasing new sales and deposits and increasing withdrawals and surrenders in the Company's Aetna Retirement Services and Large Case Pensions businesses, which would adversely affect the level of asset-based fees of those businesses.

Product Retention. The Company incurs up-front costs, such as commissions, in sales of its annuity, life insurance and other financial services products, including international financial services products. These costs are generally deferred and recognized by the Company over time, and the retention of assets under those products is an important component of profitability. The Company generally seeks to structure its products and sales to encourage retention of assets under management or recover costs, through surrender charges, more favorable credited rates to customers on assets the Company retains for longer periods, renewal commissions, service fees or other terms. However, customer withdrawal of assets earlier than anticipated by the Company in pricing its products would adversely affect profitability. To retain asset levels, also the Company may experience competitive pressure to lower margins.

Certain Factors Particular to International Operations

Currency Devaluation. The Company selectively hedges to manage its foreign exchange risk, although it generally does not hedge the currency exposure of investments in its foreign affiliates since it views these investments as long term. In preparing its consolidated financial statements, the Company translates its results from the foreign currency in which it operates in a particular country into U.S. dollars. Devaluation of a country's currency, however, would adversely affect results of operations when translated into U.S. dollars. Also, when economies, such as Mexico, are considered highly inflationary (generally, cumulative inflation levels in excess of 100% over a three-year period), changes in the value of net monetary assets or liabilities would be recognized currently in earnings, rather than through shareholders' equity, making reported earnings potentially more volatile. In addition, although the Company considers foreign exchange trends when deciding to invest in particular countries, currency devaluation may also affect the value of international investments when translated to U.S. dollars.

International Market Factors. The Company's International operations involve certain other risks not typically associated with doing business in the United States. These risks include investment and other controls that may be imposed by governments, such as permitted levels of equity ownership of companies by foreign persons, remittances of foreign earnings or repatriation of capital, currency exchange controls, restrictions on entry into new lines of business, requirements that portions of business be reinsured through state-affiliated institutions and other requirements affecting the conduct of business. Additionally, interest rate risk management may be more difficult due to the relatively short durations of investments available in currencies that match long-term liabilities for international fixed-rate products. Foreign economies may also experience increased volatility of equity markets and high rates of inflation and be subject to other political and economic factors such as more rapid change of regulatory policy. The Company generally does not insure against foreign political risks.

Other Factors Affecting All of the Company's Businesses

Retention of Key Senior Executives. The Company's success is dependent, in part, on its ability to attract and retain key senior executives. The Company has entered into employment agreements with certain of these executives, although an employment agreement does not guarantee that an executive's services with the Company will continue.

Other Adverse Changes in Regulation. In addition to its health business, each of Aetna's other businesses is subject to comprehensive regulation. These businesses could be adversely affected by (i) increases in minimum capital and other financial viability requirements for health and other insurance operations, (ii) removal of barriers preventing banks from engaging in insurance and mutual fund businesses, (iii) the taxation of insurance companies, and (iv) changes in the tax treatment of annuity and other insurance products, such as those suggested in the President of the United States' recent Federal budget proposal.

Litigation and Year 2000. Litigation could also adversely affect the Company. See Note 18 of Notes to Financial Statements and the Company's Annual Report on Form 10-K for information regarding litigation, including current shareholder litigation. The Company could also be adversely affected by Year 2000 issues. See "Year 2000".

Consolidated Statements of Income

For the years ended December 31,

(Millions, except per common share data)               1997              1996              1995
-----------------------------------------------------------------------------------------------------
Revenue:

Premiums                                               $ 12,592.2        $  9,326.1        $  7,492.8
Net investment income                                     3,377.5           3,565.2           3,575.1
Fees and other income                                     2,236.3           2,174.8           1,924.3
Net realized capital gains                                  334.2             134.4              47.2
                                                       ----------------------------------------------
Total revenue                                            18,540.2          15,200.5          13,039.4
-----------------------------------------------------------------------------------------------------
Benefits and Expenses:

Current and future benefits                              12,852.0          10,378.7           9,088.6
Operating expenses                                        3,561.2           3,319.8           2,951.8
Interest expense                                            235.8             168.3             115.9
Amortization of goodwill and other acquired
 intangible assets                                          380.0             172.5              17.8
Amortization of deferred policy
 acquisition costs                                          217.5             160.1             139.1
Reductions of loss on discontinued products                (172.5)           (202.3)                -
Severance and facilities charges (reserve reductions)       (45.0)            864.7                 -
                                                       ----------------------------------------------
Total benefits and expenses                              17,029.0          14,861.8          12,313.2
-----------------------------------------------------------------------------------------------------
Income from continuing operations
 before income taxes                                      1,511.2             338.7             726.2

Income taxes                                                610.1             133.6             252.3
                                                       ----------------------------------------------
Income from continuing operations                           901.1             205.1             473.9

Discontinued Operations, net of tax:
  Income (Loss) from operations                                 -             182.2            (222.2)
  Gain on sale                                                  -             263.7                 -
                                                       ----------------------------------------------
Net income                                             $    901.1        $    651.0        $    251.7
                                                       ==============================================
Net income applicable to common ownership              $    845.6        $    625.9        $    251.7
-------------------------------------------------------==============================================
Results Per Common Share:

Income from continuing operations:
  Basic                                                $      5.67        $     1.37        $     4.18
  Diluted                                                     5.60              1.36              4.14

Net income:
  Basic                                                $      5.67        $     4.77        $     2.22
  Diluted                                                     5.60              4.72              2.20
-----------------------------------------------------------------------------------------------------

See Notes to Financial Statements.

Consolidated Balance Sheets

As of December 31,

(Millions, except share and per common share data)    1997             1996
----------------------------------------------------------------------------------
Assets:
Investments:
 Debt securities available for sale, at fair value
  (amortized cost $32,694.0 and $31,441.4)            $ 34,245.0       $  32,336.3
 Equity securities, at fair value (cost $824.4
  and $963.4)                                            1,041.4           1,332.8
 Short-term investments                                  1,003.9             723.2
 Mortgage loans                                          4,207.8           6,700.9
 Real estate                                               369.5             850.2
 Policy loans                                              746.9             707.3
 Other                                                     947.4             835.5
                                                      ----------------------------
Total investments                                       42,561.9          43,486.2
----------------------------------------------------------------------------------
 Cash and cash equivalents                               1,805.8           1,462.6
 Accrued investment income                                 545.8             598.6
 Premiums due and other receivables                      1,381.0           1,190.4
 Deferred policy acquisition costs                       2,367.3           2,226.9
 Goodwill and other acquired intangible assets           8,506.3           8,432.6
 Other assets                                              875.1           1,070.1
 Separate Accounts assets                               37,957.4          34,445.5
                                                      ----------------------------
Total assets                                          $ 96,000.6       $  92,912.9
==================================================================================
Liabilities:
 Future policy benefits                               $ 17,837.1       $  17,783.4
 Unpaid claims                                           3,294.4           3,029.2
 Unearned premiums                                         359.2             333.6
 Policyholders' funds left with the Company             18,761.2          19,901.7
                                                      ----------------------------
Total insurance liabilities                             40,251.9          41,047.9
 Dividends payable to shareholders                          36.1              36.9
 Short-term debt                                           252.1             282.8
 Long-term debt                                          2,346.2           2,380.0
 Current income taxes                                      320.5             164.3
 Deferred income taxes                                     223.3              31.7
 Other liabilities                                       2,931.9           3,202.3
 Minority and participating policyholders' interests       237.7             221.7
 Separate Accounts liabilities                          37,930.5          34,380.6
                                                      ----------------------------
Total liabilities                                       84,530.2          81,748.2
----------------------------------------------------------------------------------
Aetna-obligated mandatorily redeemable preferred
 securities of subsidiary limited liability company
 holding primarily debentures guaranteed by Aetna          275.0             275.0
----------------------------------------------------------------------------------
Commitments and Contingent Liabilities
 (Notes 3, 5 and 18)

Shareholders' Equity:
 Class C voting mandatorily convertible preferred
  stock ($.01 par value; 15,000,000 shares
  authorized; 11,655,206 in 1997 and 11,655,546
  in 1996 issued and outstanding)                          865.4             865.4
 Common stock ($.01 par value; 500,000,000 shares
  authorized; 145,794,844 in 1997 and 150,084,799
  in 1996 issued and outstanding)                        3,644.4           4,032.8
 Accumulated other comprehensive income                    307.1             340.0
 Retained earnings                                       6,378.5           5,651.5
                                                      ----------------------------
Total shareholders' equity                              11,195.4          10,889.7
----------------------------------------------------------------------------------
Total liabilities, redeemable preferred securities
  and shareholders' equity                            $ 96,000.6       $  92,912.9
==================================================================================
Shareholders' equity per common share                 $    70.85       $     66.79
==================================================================================

See Notes to Financial Statements.

Consolidated Statements of Shareholders' Equity

Three years ended December 31, 1997                            Accumulated Other
                                                              Comprehensive Income
                                                              --------------------
                                                              Unrealized              Class C Voting
                                                              Gains                   Mandatorily
                                                  Retained    (Losses) on  Foreign    Convertible      Common
(Millions, except share data)         Total       Earnings    Securities   Currency   Preferred Stock  Stock
--------------------------------------------------------------------------------------------------------------
Balances at December 31, 1994         $ 5,503.0   $ 5,259.6   $  (941.5)    $ (130.0)   $       -    $ 1,314.9
--------------------------------------------------------------------------------------------------------------
Comprehensive income:
 Net income                               251.7       251.7
 Other comprehensive income, net of tax:
  Unrealized gains on securities
   ($2,697.9 pretax)(1)                 1,738.5                 1,738.5
  Foreign currency (($39.8) pretax)       (25.9)                               (25.9)
                                      ---------
 Other comprehensive income             1,712.6
                                      ---------
Total comprehensive income              1,964.3
                                      =========
Common stock issued for benefit plans
   (74,400 shares)                          5.2                                                            5.2
Treasury stock issued for benefit plans
   (1,994,935 shares)                      92.2                                                           92.2
Common stock dividends                   (315.7)     (315.7)
Gain on issuance of treasury stock         23.8                                                           23.8
                                      ------------------------------------------------------------------------
Balances at December 31, 1995           7,272.8     5,195.6       797.0       (155.9)           -      1,436.1
--------------------------------------========================================================================
Comprehensive income:
 Net income                               651.0       651.0
 Other comprehensive loss, net of tax:
  Unrealized losses on securities
   (($527.6) pretax)(1)                  (342.8)                 (342.8)
  Foreign currency ($64.2 pretax)          41.7                                 41.7
                                      ---------
 Other comprehensive loss                (301.1)
                                      ---------
Total comprehensive income                349.9
                                      =========
Issued for U.S. Healthcare merger:
 Class C Voting mandatorily convertible
  preferred stock (11,655,546 shares)     865.4                                             865.4
 Common shares (34,988,615 shares)      2,580.1                                                        2,580.1
 Stock options                             24.8                                                           24.8
Common stock issued for benefit plans
 (1,563,491 shares)                        75.1                                                           75.1
Repurchase of common shares
 (1,194,400 shares)                       (83.3)                                                         (83.3)
Common stock dividends                   (170.0)     (170.0)
Preferred stock dividends                 (25.1)      (25.1)
                                      ------------------------------------------------------------------------
Balances at December 31, 1996          10,889.7     5,651.5       454.2       (114.2)       865.4      4,032.8
--------------------------------------========================================================================
Comprehensive income:
 Net income                               901.1       901.1
 Other comprehensive loss, net of tax:
  Unrealized gains on securities
   ($81.8 pretax)(1)                       49.9                    49.9
  Foreign currency (($127.3) pretax)      (82.8)                               (82.8)
                                      ---------
 Other comprehensive loss                 (32.9)
                                      ---------
Total comprehensive income                868.2
                                      =========
Common stock issued for benefit plans
 (1,883,945 shares)                       134.7                                                          134.7
Repurchase of common shares
 (6,173,900 Shares)                      (523.1)                                                        (523.1)
Common stock dividends                   (118.6)     (118.6)
Preferred stock dividends                 (55.5)      (55.5)
                                      ------------------------------------------------------------------------
Balances at December 31, 1997         $11,195.4   $ 6,378.5   $   504.1     $ (197.0)   $   865.4    $ 3,644.4
--------------------------------------========================================================================

(1)   Net of reclassification adjustments.

See Notes to Financial Statements.

Consolidated Statements of Cash Flows

For the years ended December 31,

(Millions)                                                1997             1996            1995
-----------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
 Net income                                               $   901.1        $    651.0      $    251.7
 Adjustments to reconcile net income to
  net cash provided by (used for) operating activities:
   (Income) Loss from Discontinued Operations                     -            (182.2)          222.2
   Decrease (Increase) in accrued investment income            46.0              24.9           (21.0)
   (Increase) Decrease in premiums due and other
    receivables                                              (245.8)             12.0          (250.7)
   Increase in deferred policy acquisition costs             (302.4)           (275.1)         (267.1)
   Depreciation and amortization                              523.7             338.9           175.8
   Increase(Decrease) in income taxes                         323.3            (155.8)          263.0
   Net (increase) decrease in other assets and
    other liabilities                                        (193.0)            184.0           (55.5)
   (Decrease) Increase in other insurance liabilities        (288.8)           (956.8)          522.4
   Net realized capital gains                                (334.2)           (134.4)          (47.2)
   Gain on sale of Discontinued Operations                        -            (263.7)              -
   Amortization of net investment discounts                  (149.5)           (131.5)         (123.7)
   Other, net                                                   4.9               5.5           (22.2)
                                                          -------------------------------------------
    Net cash provided by (used for) operating activities      285.3            (883.2)          647.7
                                                          -------------------------------------------
Cash Flows from Investing Activities:
 Proceeds from sales of:
  Debt securities available for sale                       16,247.8          13,625.6        13,747.2
  Equity securities                                           961.4             565.6           355.9
  Mortgage loans                                            1,078.8             154.9           668.4
  Real estate                                                 626.8             689.5           317.1
  Other investments                                           924.7             838.6           761.4
  Short-term investments                                   19,957.0          34,679.2        48,763.1
  Discontinued Operations                                         -           4,134.1               -
 Investment maturities and repayments of:
  Debt securities available for sale                        3,913.9           3,567.0         2,190.9
  Mortgage loans                                            1,726.5           1,569.7         1,404.2
 Cost of investments in:
  Debt securities available for sale                      (21,310.1)        (16,922.5)      (16,842.1)
  Equity securities                                          (626.1)           (859.5)         (353.2)
  Mortgage loans                                             (255.3)           (360.5)         (244.9)
  Real estate                                                 (66.8)           (116.4)          (96.9)
  Other investments                                        (1,544.6)         (1,064.9)         (841.1)
  Short-term investments                                  (20,291.7)        (34,703.0)      (49,024.1)
  U.S. Healthcare                                                 -          (5,243.9)              -
 Increase in property and equipment                           (92.4)            (78.2)         (155.3)
 Decrease (Increase) in Separate Accounts                      38.1              (3.2)           57.3
 Other, net                                                    83.0             (46.7)         (585.7)
                                                          -------------------------------------------
    Net cash provided by investing activities               1,371.0             425.4           122.2
                                                          -------------------------------------------
Cash Flows from Financing Activities:
 Deposits and interest credited for investment contracts    1,872.5           1,968.1         2,017.1
 Withdrawals of investment contracts                       (2,535.9)         (3,561.1)       (3,442.3)
 Issuance of long-term debt                                     4.7           1,389.3            52.4
 Repayment of long-term debt                                  (34.3)                -          (144.6)
 Net (decrease) increase in short-term debt                   (46.7)           (109.4)          375.5
 Common stock issued under benefit plans                      134.7              75.1           121.2
 Common stock acquired                                       (523.1)            (83.3)              -
 Dividends paid to shareholders                              (174.9)           (237.3)         (315.7)
                                                          -------------------------------------------
    Net cash used for financing activities                 (1,303.0)           (558.6)       (1,336.4)
-----------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash
 and cash equivalents                                         (10.1)             (0.3)            2.0
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents          343.2          (1,016.7)         (564.5)
Cash acquired from U.S. Healthcare                                -             766.6               -
Cash and cash equivalents, beginning of year                1,462.6           1,712.7         2,277.2
                                                          -------------------------------------------
Cash and cash equivalents, end of year                    $ 1,805.8        $  1,462.6      $  1,712.7
=====================================================================================================

See Notes to Financial Statements.

Notes to Financial Statements

1.    Summary of Significant Accounting Policies

Aetna Inc., through its subsidiaries, provides health care benefits, group insurance, financial services and individual life insurance. Aetna U.S. Healthcare provides a full spectrum of managed care, indemnity, other health and group insurance products. Aetna Retirement Services offers a range of financial services and individual life insurance products. Aetna International, through subsidiaries and joint venture operations, sells primarily life insurance, health insurance and financial services products in non-U.S. markets. The Company also has a Large Case Pensions business which manages a variety of retirement products for defined benefit and defined contribution plans. All footnote disclosures reflect continuing operations unless otherwise noted.

Principles of Consolidation

The consolidated financial statements include Aetna Inc. and its majority-owned subsidiaries (collectively, the "Company"), including Aetna Services, Inc. (formerly Aetna Life and Casualty Company) and, from July 19, 1996, Aetna U.S. Healthcare, Inc. (Refer to Note 2.) Less than majority-owned entities in which the Company has at least a 20% interest are reported on the equity basis. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles. Certain reclassifications have been made to 1996 and 1995 financial information to conform to the 1997 presentation.

New Accounting Standards

Reporting Comprehensive Income

As of December 31, 1997 the Company adopted Financial Accounting Standard ("FAS")No. 130, Reporting Comprehensive Income. This statement establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income encompasses all changes in shareholders' equity (except those arising from transactions with shareholders) and includes net income, net unrealized capital gains or losses on available-for-sale securities and foreign currency translation adjustments. As this new standard only requires additional information in the financial statements, it does not affect the Company's financial position or results of operations.

Earnings Per Share

As of December 31, 1997, the Company adopted FAS No. 128, Earnings Per Share. This statement provides new accounting and reporting standards for earnings per share. It replaces the previously used primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share represents the potential dilution that could occur if all stock options and other stock-based awards, as well as convertible securities, were exercised and converted into common stock if their effect is dilutive. Prior period earnings per common share data have been restated.

Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of

As of January 1, 1996, the Company adopted FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This statement requires long-lived assets to be held and used to be written down to fair value when they are considered impaired. Long-lived assets to be disposed of (e.g., real estate held for sale) are to be carried at the lower of cost or fair value less estimated selling costs. The adoption of FAS No. 121 did not materially impact the Company's results of operations.

Future Application of Accounting Standards

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

FAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in June 1996 and provides accounting and reporting standards for transfers of financial assets and extinguishments of liabilities.

FAS No. 125 is effective for 1997 financial statements; however, certain provisions relating to accounting for repurchase agreements and securities lending are not effective until January 1, 1998. Provisions effective in 1997 did not have a material effect on the Company's financial position or results of operations. The Company does not expect adoption of this statement for provisions effective in 1998 to have a material effect on its financial position or results of operations.

Accounting by Insurance and Other Enterprises for Insurance-Related Assessments

In December 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments, which provides guidance for determining when an insurance or other enterprise should recognize a liability for guaranty-fund and other insurance-related assessments and guidance for measuring the liability. This statement is effective for 1999 financial statements with early adoption permitted. The Company does not expect adoption of this statement to have a material effect on its financial position or results of operations.

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

Investments

Debt and equity securities are classified as available for sale and carried at fair value. These securities are written down (as realized capital losses) for other than temporary declines in value. Unrealized capital gains and losses related to available for sale investments, other than amounts allocable to experience rated contractholders and discontinued products, are reflected in shareholders' equity, net of related income taxes.

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

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of a loaned domestic security and 105% of the market value of a loaned foreign security. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Purchases and sales of debt and equity securities are recorded on the trade date. Sales of mortgage loans and real estate are recorded on the closing date.

Investments (Continued)

Mortgage loans and policy loans are carried at unpaid principal balances, net of impairment reserves. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect amounts due according to the contractual terms of the loan agreement (delays of up to 60 days may not result in a loan being considered impaired). For impaired loans, a specific impairment reserve is established for the difference between the recorded investment in the loan and the estimated fair value of the collateral. The Company applies this loan impairment policy individually to all loans in the portfolio and does not aggregate loans for the purpose of applying such provisions. The Company records full or partial charge-offs of loans at the time an event occurs affecting the legal status of the loan, typically at the time of foreclosure (actual or in-substance) or upon a loan modification giving rise to forgiveness of debt. A general reserve is established for losses management believes are likely to arise from loans in the portfolio, other than for those losses which have been specifically reserved. The Company does not accrue interest on impaired loans when management believes the collection of interest is unlikely.

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

The Company utilizes foreign exchange forward contracts, futures contracts, swap agreements and warrants for other than trading purposes in order to hedge interest rate, equity price and foreign exchange risks (collectively, market risk). (Refer to Note 5.)

Investments (Continued)

Foreign exchange forward contracts which are designated at inception and are effective as hedges of foreign translation and transaction exposures related to investments classified as available for sale are accounted for using the deferral method. Accordingly, realized and unrealized gains and losses from these foreign exchange forward contracts are deferred on the Consolidated Balance Sheets, net of tax, in accumulated other comprehensive income. Upon disposal of the hedged item, deferred gains and losses are recognized in net realized capital gains or losses. Excess realized or unrealized gain or loss, if any, from the foreign exchange forward contract compared to the foreign investment being hedged, is reported as a net realized capital gain or loss.

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

Interest rate swap agreements which are designated as interest rate risk management instruments at inception are accounted for using the accrual method. Accordingly, the difference between amounts paid and received on such agreements is reported in net investment income. There is no recognition in the Consolidated Balance Sheets of changes in the fair value of these agreements.

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

Goodwill and Other Acquired Intangible Assets

Goodwill, which represents the excess of cost over the fair value of net assets acquired, is amortized on a straight-line basis over periods not exceeding 40 years. Other acquired intangible assets, which are primarily customer lists, health provider networks and computer systems, are amortized on a straight-line basis over various periods not exceeding 25 years.

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

Insurance Liabilities

Future policy benefits include reserves for universal life, limited payment and traditional life insurance contracts. Reserves for universal life contracts are equal to cumulative premiums less charges plus credited interest thereon. Reserves for limited payment and traditional life insurance contracts are computed on the basis of assumed investment yield, mortality, morbidity and expenses, including a margin for adverse deviation. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates range from 2.25% to 13.04% for all years presented. Investment yield is based on the Company's experience. Mortality, morbidity and withdrawal rate assumptions are based on the experience of the Company and are periodically reviewed against both industry standards and experience.

Policyholders' funds left with the Company include reserves for pension and annuity investment contracts. Reserves on such contracts are equal to cumulative deposits less charges plus credited interest thereon (rates range from 2.50% to 17.80% for all years presented), net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Reserves on contracts subject to experience rating reflect the rights of contractholders, plan participants and the Company.

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

Revenue Recognition

For universal life and certain annuity contracts, charges assessed against policyholders' funds for the cost of insurance, surrender charges, actuarial margin and other fees are recorded as revenue in fees and other income. Other amounts received for these contracts are reflected as deposits and are not recorded as revenue. Life insurance premiums, other than premiums for universal life and certain annuity contracts, are recorded as premium revenue when due. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity, reflected as an offsetting amount in both premiums and current and future benefits in the Consolidated Statements of Income.

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

Reinsurance

The Company utilizes reinsurance agreements to reduce exposure to large losses in certain aspects of its insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. Only those reinsurance recoverables deemed probable of recovery are reflected as assets.

Earnings Per Common Share

A reconciliation of the numerator and denominator of the basic and diluted earnings per common share ("EPS") is as follows:

                                                                                 Per Common
                                                    Income        Shares         Share
(Millions, except per common share data)            (Numerator)   (Denominator)  Amount
-------------------------------------------------------------------------------------------
1997
-------------------------------------------------------------------------------------------
Net income                                          $   901.1
Less:  Preferred stock dividends                         55.5
                                                    ---------
Basic EPS
 Income applicable to common ownership                  845.6        149.2        $    5.67
                                                                                  =========
Effect of dilutive securities:
 Stock options and other(1)                                            1.5
 Convertible preferred stock                             55.5         10.2
                                                    ---------     --------
Diluted EPS
 Income applicable to common ownership
  and assumed conversions                           $   901.1        160.9        $    5.60
----------------------------------------------------=======================================
1996(2)(3)
-------------------------------------------------------------------------------------------
Income from continuing operations                   $   205.1
Less:  Preferred stock dividends                         25.1
                                                    ---------
Basic EPS
 Income applicable to common ownership              $   180.0        131.3        $    1.37
                                                    =========                     =========
Effect of dilutive securities:
 Stock options and other(1)                                            1.2
                                                                  --------
Diluted EPS
 Income applicable to common ownership
  and assumed conversions                           $   180.0        132.5        $    1.36
----------------------------------------------------=======================================
1995(2)(3)
-------------------------------------------------------------------------------------------
Basic EPS
 Income applicable to common ownership              $   473.9        113.5        $    4.18
                                                    =========                     =========
Effect of dilutive securities:
 Stock options and other(1)                                             .8
                                                                  --------
Diluted EPS
 Income applicable to common ownership
  and assumed conversions                           $   473.9        114.3        $    4.14
----------------------------------------------------=======================================

(1) Options to purchase shares of common stock in 1997, 1996 and 1995 of .2 million shares, 1.2 million shares and .3 million shares, respectively, (with exercise prices ranging from $62.63 - $112.63) were not included in the calculation of diluted earnings per common share because the options' exercise price was greater than the average market price of common shares.
(2) The common stock issuable related to Class C Voting Mandatorily Convertible Preferred Stock (5.3 million weighted average shares) was not included in the computation of diluted earnings per common share in 1996 because to do so would be antidilutive. No preferred securities were outstanding in 1995.
(3) Basic earnings (losses) per common share related to Discontinued Operations were $3.40 and $(1.96) for 1996 and 1995, respectively. Diluted earnings (losses) per common share related to Discontinued Operations were $3.36 and $(1.94) for 1996 and 1995, respectively.

2.    Merger with U.S. Healthcare

The merger with U.S. Healthcare was consummated on July 19, 1996. As a result of the merger, each outstanding share of Aetna Services common stock became a share of common stock of Aetna Inc. Each outstanding share of U.S. Healthcare common stock and Class B Stock became a right to receive $34.20 in cash, 0.2246 shares of Aetna Inc. common stock and 0.0749 shares of Aetna Inc. Class C Stock. The Company's consolidated results of operations include U.S. Healthcare from July 19, 1996.

The merger was accounted for as a purchase. Total consideration of approximately $8.9 billion resulted in $7.9 billion, net of related deferred taxes, representing the excess of the purchase price over the fair values of the net assets acquired, being allocated to goodwill and other acquired intangible assets and is being amortized over a 40-year period for goodwill and over a range of five to 25 years for other acquired intangible assets.

3.    Other Acquisitions and Dispositions

During 1997, the Company's health business sold subsidiaries that were involved in physician practice management, health electronic data interchange services and behavioral health management. The sale of these entities resulted in a net after-tax realized capital gain of $31 million ($82 million pretax). In addition to the sale of the behavioral health management business, Human Affairs International ("HAI"), the Company entered into a long-term strategic provider relationship that will provide its health members continued access to HAI's, as well as the purchaser's, participating behavioral health professionals. Under the terms of this long-term strategic relationship, the Company may receive incentive-related compensation payments of up to $300 million over a period of up to seven years.

In April 1997, the Company acquired a 49% stake for approximately $300 million in a Brazilian joint venture which provides health and life insurance, as well as private pension plan products. The joint venture is being accounted for on the equity basis. In late 1996, the Company acquired certain interests in two similar joint ventures with its Mexican partner, in addition to increasing its existing equity ownership in Mexico. The total amount of these investments was $171 million. Additional investments in the pension products joint venture totaled $50 million in 1997.

The Company also acquired the following entities during 1997: Financial Network Investment Corporation, Virginia Mason Health Plan, Inc., Frontier Health Holdings, Inc. and Financial Life Assurance Company of Canada. The purchase price of these acquisitions, both individually and in the aggregate, were not material.

On April 2, 1996, the Company sold its property-casualty operations to an affiliate of The Travelers Insurance Group Inc. ("Travelers") for approximately $4.1 billion in cash. The sale resulted in an after-tax gain of $264 million ($218 million pretax).

The operating results of the property-casualty operations were presented as Discontinued Operations through the sale date. Operating results for the period from January 1 to April 2, 1996 and for the year ended December 31, 1995 were as follows:

(Millions)                                          1996        1995
-------------------------------------------------------------------------
Total revenue                                       $ 1,539.3   $ 5,258.2
                                                    =========   =========
Income (Loss) before income taxes                   $   262.7   $  (384.3)
Income taxes (benefits)                                  80.5      (162.1)
                                                    ---------   ---------
Income (Loss)                                       $   182.2   $  (222.2)
----------------------------------------------------=====================

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

4.    Investments

Debt securities available for sale at December 31 were as follows:

                                                                   Gross         Gross
(Millions)                                           Amortized     Unrealized    Unrealized   Fair
1997                                                 Cost          Gains         Losses       Value
---------------------------------------------------------------------------------------------------------
Bonds:
  U.S. government and government agencies and
   authorities                                       $  3,762.3    $   168.0     $    1.7     $   3,928.6
  States, municipalities and political subdivisions       190.7         16.1           .2           206.6
  U.S. corporate securities:
    Utilities                                           2,382.6        125.1          2.2         2,505.5
    Financial                                           5,049.4        169.8          2.4         5,216.8
    Transportation/capital goods                        2,417.7        174.7          3.0         2,589.4
    Health care/consumer products                       1,641.5         97.7          3.9         1,735.3
    Natural resources                                   1,467.1         93.5           .7         1,559.9
    Other corporate securities                          1,418.9         88.2           .9         1,506.2
                                                     ----------------------------------------------------
      Total U.S. corporate securities                  14,377.2        749.0         13.1        15,113.1
  Foreign:
    Government, including political subdivisions        2,514.7        161.6         46.5         2,629.8
    Utilities                                             612.4         76.9           .2           689.1
    Other                                               3,714.8        188.5         72.9         3,830.4
                                                     ----------------------------------------------------
      Total foreign securities                          6,841.9        427.0        119.6         7,149.3
  Residential mortgage-backed securities:
    Pass-throughs                                       1,707.5        107.3          2.3         1,812.5
    Collateralized mortgage obligations                 2,549.6        162.8          2.0         2,710.4
                                                     ----------------------------------------------------
      Total residential mortgage-backed securities      4,257.1        270.1          4.3         4,522.9
  Commercial/Multifamily mortgage-backed securities(1)  1,586.2         42.0          6.2         1,622.0
  Other asset-backed securities (2)                     1,612.9         23.0           .8         1,635.1
                                                     ----------------------------------------------------
Total Bonds                                            32,628.3      1,695.2        145.9        34,177.6
Redeemable Preferred Stocks                                65.7          1.7            -            67.4
                                                     ----------------------------------------------------
  Total Debt Securities                              $ 32,694.0    $ 1,696.9     $  145.9     $  34,245.0
-----------------------------------------------------====================================================

                                                                   Gross         Gross
(Millions)                                           Amortized     Unrealized    Unrealized   Fair
1996                                                 Cost          Gains         Losses       Value
---------------------------------------------------------------------------------------------------------
Bonds:
  U.S. government and government agencies and
   authorities                                       $  3,723.0    $    82.9     $   32.8     $   3,773.1
  States, municipalities and political
   subdivisions                                           348.4          7.3           .4           355.3
  U.S. corporate securities:
    Utilities                                           2,355.3         85.8         20.8         2,420.3
    Financial                                           4,486.0         82.5         22.0         4,546.5
    Transportation/capital goods                        2,373.7        136.6         17.5         2,492.8
    Health care/consumer products                       1,754.0         64.6         14.9         1,803.7
    Natural resources                                   1,287.7         44.1         13.9         1,317.9
    Other corporate securities                          1,488.1         46.4         14.7         1,519.8
                                                     ----------------------------------------------------
      Total U.S. corporate securities                  13,744.8        460.0        103.8        14,101.0
  Foreign:
    Government, including political subdivisions        2,407.5        111.2         13.3         2,505.4
    Utilities                                             740.3         55.0          5.1           790.2
    Other                                               3,376.3        148.3         11.5         3,513.1
                                                     ----------------------------------------------------
      Total foreign securities                          6,524.1        314.5         29.9         6,808.7
  Residential mortgage-backed securities:
    Pass-throughs                                       1,771.5         88.6         11.7         1,848.4
    Collateralized mortgage obligations                 2,665.8        117.6         18.7         2,764.7
                                                     ----------------------------------------------------
      Total residential mortgage-backed securities      4,437.3        206.2         30.4         4,613.1
  Commercial/Multifamily mortgage-backed securities     1,131.5         27.8         15.0         1,144.3
  Other asset-backed securities (2)                     1,458.0         10.3          3.7         1,464.6
                                                     ----------------------------------------------------
Total Bonds                                            31,367.1      1,109.0        216.0        32,260.1
Redeemable Preferred Stocks                                74.3          1.9            -            76.2
                                                     ----------------------------------------------------
  Total Debt Securities                              $ 31,441.4    $ 1,110.9     $  216.0     $  32,336.3
-----------------------------------------------------====================================================

(1) Includes approximately $209.6 million of subordinate and residual certificates from a securitization of approximately $802.7 million of commercial mortgage loans in 1997 (proceeds of approximately $635.1 million) which were retained by the Company.
(2) Includes approximately $97.9 million and $108.0 million of subordinate and residual certificates at December 31, 1997 and 1996, respectively, from a 1995 mortgage loan securitization which were retained by the Company.

At December 31, 1997 and 1996, net unrealized appreciation on available for sale debt securities included $678 million and $399 million, respectively, related to experience rated contracts and $388 million and $205 million, respectively, related to discontinued products (refer to Note 9), which were not reflected in shareholders' equity.

The carrying and fair value of debt securities are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

1997                                      Amortized      Fair
(Millions)                                Cost           Value
------------------------------------------------------------------
Due to mature:
  One year or less                        $ 2,058.9      $ 2,097.8
  After one year through five years         6,689.3        6,812.1
  After five years through ten years        7,753.5        7,984.1
  After ten years                           8,736.1        9,571.0
  Mortgage-backed securities                5,843.3        6,144.9
  Other asset-backed securities             1,612.9        1,635.1
------------------------------------------------------------------
    Total                                 $32,694.0      $34,245.0
------------------------------------------========================

Investments in equity securities were as follows:

                                          Gross         Gross
                                          Unrealized    Unrealized     Fair
(Millions)                   Cost         Gains         Losses         Value
--------------------------------------------------------------------------------
1997
--------------------------------------------------------------------------------
Equity securities            $   824.4    $   287.6     $    70.6      $ 1,041.4
-----------------------------===================================================

1996
--------------------------------------------------------------------------------
Equity securities            $   963.4    $   397.9     $    28.5      $ 1,332.8
-----------------------------===================================================


Real estate holdings at December 31 were as follows:

(Millions)                                1997        1996
--------------------------------------------------------------
Properties held for sale                  $  328.3    $  771.7
Investment real estate                       142.5       220.6
                                          --------------------
                                             470.8       992.3
Valuation reserve                            101.3       142.1
                                          --------------------
  Net carrying value of real estate       $  369.5    $  850.2
------------------------------------------====================

Accumulated depreciation for investment real estate was $12 million and $21 million at December 31, 1997 and 1996, respectively.

Total real estate write-downs included in the net carrying value of the Company's real estate holdings at December 31, 1997 and 1996 were $160 million and $347 million, respectively, (including $116 million and $224 million, respectively, attributable to assets of discontinued products).

At December 31, 1997 and 1996, the total recorded investment in mortgage loans that are considered to be impaired (including problem loans, restructured loans and potential problem loans) and related specific reserves were as follows:

                                                      1997                        1996
                                              ---------------------------------------------------
                                              Total                       Total
                                              Recorded     Specific       Recorded     Specific
(Millions)                                    Investment   Reserves       Investment   Reserves
-------------------------------------------------------------------------------------------------
Supporting discontinued products              $  206.5     $  25.8        $  387.3     $     86.9
Supporting experience rated products             110.8        16.7           258.3           40.0
Supporting remaining products                     65.6         8.7           160.1           17.2
                                              ---------------------------------------------------
  Total Impaired Loans                        $  382.9(1)  $  51.2        $  805.7(1)  $    144.1
----------------------------------------------===================================================

(1) Includes impaired loans of $127.7 million and $227.0 million, respectively, for which no specific reserves are considered necessary.

The activity in the specific and general mortgage loan impairment reserves as of December 31 is summarized below:

                                               Supporting
                               Supporting      Experience    Supporting
                               Discontinued    Rated         Remaining
(Millions)                     Products        Products      Products      Total
------------------------------------------------------------------------------------
Balance at
 December 31, 1995             $  287.5        $  228.3      $    89.1     $   604.9
-------------------------------=====================================================
Credited to net realized
 capital gains                        -               -          (33.0)        (33.0)

Credited to other accounts (1)    (10.0)          (57.6)             -         (67.6)

Principal write-offs             (140.8)          (96.0)         (20.5)       (257.3)
                               -----------------------------------------------------
Balance at
 December 31, 1996 (2)            136.7            74.7           35.6         247.0
-------------------------------=====================================================

Credited to net realized
 capital gains                        -               -          (10.6)        (10.6)

Credited to
 other accounts (1)               (25.0)          (20.0)             -         (45.0)

Principal write-offs              (43.0)          (23.1)         (10.8)        (76.9)
                               -----------------------------------------------------
Balance at
 December 31, 1997 (2)         $   68.7        $   31.6      $    14.2     $   114.5
-------------------------------=====================================================

(1) Reflects adjustments to reserves related to assets supporting experience rated products and discontinued products which do not affect the Company's results of operations.
(2) Total reserves at December 31, 1997 and 1996 include $51.2 million and $144.1 million of specific reserves and $63.3 million and $102.9 million of general reserves, respectively.

The Company accrues interest income on impaired loans to the extent it is deemed collectible and the loan continues to perform under its original or restructured terms. Interest income on problem loans is generally recognized on a cash basis. Cash payments on loans in the process of foreclosure are generally treated as a return of principal.

Income earned (pretax) and cash received on the average recorded investment in impaired loans for the twelve months ended December 31 was as follows:

                                                   1997                               1996
                                      ----------------------------------------------------------------
                                      Average                            Average
                                      Impaired   Income     Cash         Impaired   Income   Cash
(Millions)                            Loans      Earned     Received     Loans      Earned   Received
------------------------------------------------------------------------------------------------------
Supporting discontinued products      $ 343.1    $ 36.9     $  30.2      $   675.0  $  54.6  $    55.8
Supporting experience rated products    195.3      17.6        14.5          474.7     33.1       33.2
Supporting remaining products           112.2      12.5        10.3          211.6     16.6       16.8
                                      ----------------------------------------------------------------
  Total                               $ 650.6    $ 67.0     $  55.0      $ 1,361.3  $ 104.3  $   105.8
--------------------------------------================================================================

Significant noncash investing and financing activities include acquisition of real estate through foreclosures (including in-substance foreclosures) of mortgage loans amounting to $33 million and $139 million for 1997 and 1996, respectively.

At December 31, 1997 and 1996, the Company's mortgage loan balances, net of specific impairment reserves, by geographic region and property type were as follows:

(Millions)            1997       1996               (Millions)          1997       1996
------------------------------------------          ----------------------------------------
South Atlantic        $   790.0  $ 1,311.6          Office              $ 2,009.2  $ 3,056.4
Middle Atlantic           948.4    1,592.9          Retail                  901.9    1,369.3
New England               417.9      745.1          Apartment               140.0      428.8
South Central             116.0      334.5          Hotel/Motel             239.6      572.0
North Central             522.8      749.4          Industrial              325.1      584.7
Pacific and Mountain      886.6    1,412.4          Mixed Use               263.8      430.0
Other                     589.4      657.9          Other                   391.5      362.6
                      --------------------                              --------------------
  Total                 4,271.1    6,803.8            Total               4,271.1    6,803.8

Less general                                        Less general
 impairment reserve        63.3      102.9           impairment reserve      63.3      102.9
                      --------------------                              --------------------
Net mortgage                                        Net mortgage
 loan balance         $ 4,207.8  $ 6,700.9           loan balance       $ 4,207.8  $ 6,700.9
----------------------====================          --------------------====================

5.    Financial Instruments

Estimated Fair Value

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 1997 and 1996 were as follows:

(Millions)                                      1997                      1996
---------------------------------------------------------------------------------------
                                       Carrying     Fair         Carrying     Fair
                                       Value        Value        Value        Value
                                       --------     -----        --------     -----
Assets:
  Mortgage loans                       $  4,207.8   $ 4,327.0    $ 6,700.9    $ 6,705.0

Liabilities:
  Investment contract liabilities:
    With a fixed maturity              $  5,897.1   $ 6,022.6    $ 7,167.2    $ 7,175.0
    Without a fixed maturity             11,932.0    11,438.8     11,633.5     11,538.9
  Long-term debt                          2,346.2     2,390.6      2,380.0      2,374.6
---------------------------------------------------------------------------------------

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, such as estimates of timing and amount of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument. In evaluating the Company's management of interest rate, equity price, liquidity, and foreign exchange risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

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

Estimated Fair Value (Continued)

Long-term debt: Fair value is based on quoted market prices for the same or similar issued debt or, if no quoted market prices are available, on the current rates estimated to be available to the Company for debt of similar terms and remaining maturities.

Off-Balance-Sheet and Other Financial Instruments

The notional amounts, carrying values and estimated fair values of the Company's off-balance-sheet and other financial instruments at December 31 were as follows:

                                            1997                              1996
                                 -----------------------------    ------------------------------
                                           Carrying                          Carrying
                                           Value                             Value
                                 Notional  Asset        Fair      Notional   Asset       Fair
(Millions)                       Amount    (Liability)  Value     Amount    (Liability)  Value
------------------------------------------------------------------------------------------------
Foreign exchange forward
 contracts - sell:
  Related to net investments in
   foreign affiliates            $ 157.8   $    .8      $  1.0    $ 178.9   $     3.1    $  3.5
  Related to investments in
   nondollar denominated assets     42.7        .6          .6       63.9         (.7)      (.7)
Foreign exchange forward
 contracts - buy:
  Related to net investments in
   foreign affiliates               11.9         -           -       25.3           -         -
  Related to investments in
   nondollar denominated assets     25.0       1.5         1.5       23.5          .5        .5
Futures contracts to purchase
  securities                         8.5        .1          .1      100.0        (1.2)     (1.2)
Futures contracts to sell
  securities                        10.0        .2          .2          -           -         -
Interest rate swaps                 43.0         -         7.2       43.0           -       6.4
Warrants to purchase securities     19.6       6.7         6.7       19.0         3.9       3.9
------------------------------------------------------------------------------------------------

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

Off-Balance-Sheet and Other Financial Instruments (Continued)

The Company engages in hedging activities to manage interest rate, equity price and foreign exchange risks. Such hedging activities have principally consisted of using off-balance-sheet instruments which involve, to varying degrees, elements of market risk and credit risk in excess of the amounts recognized in the Consolidated Balance Sheets. The Company evaluates the risks associated with these instruments in a manner similar to that used to evaluate the risks associated with on-balance-sheet financial instruments. Unlike on-balance-sheet financial instruments, where credit risk is generally represented by the notional or principal amount, the off-balance-sheet financial instruments' risk of credit loss generally is significantly less than the notional value of the instrument and is represented by the positive fair value of the instrument. The Company generally does not require collateral or other security to support the financial instruments discussed below. However, the Company controls its credit risk exposure through credit approvals, credit limits and regular monitoring procedures. There were no material concentrations of off-balance-sheet financial instruments at December 31, 1997.

Foreign Exchange Forward Contracts:

Foreign exchange forward contracts are agreements to exchange fixed amounts of two different currencies at a specified future date and at a specified price. The Company selectively hedges to manage its foreign exchange risk. The Company generally utilizes short-term foreign exchange forward contracts to hedge its foreign exchange exposure arising from certain investments in foreign affiliates and nondollar denominated investment securities.

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

Warrants:

Warrants are instruments giving the Company the right, but not the obligation to buy a security at a given price during a specified period.

6.    Net Investment Income

Sources of net investment income were as follows:

(Millions)                  1997         1996         1995
---------------------------------------------------------------
Debt securities             $ 2,364.9    $ 2,312.1    $ 2,275.9
Equity securities                42.1         34.0         22.0
Short-term investments           25.2         29.0         25.1
Mortgage loans                  610.1        761.8        962.6
Real estate                     182.6        300.2        306.4
Policy loans                     39.9         37.2         30.6
Other                           175.5        155.2        133.2
Cash equivalents                141.9        168.6        151.8
                            -----------------------------------
Gross investment
 income                       3,582.2      3,798.1      3,907.6
Less: investment
 expenses                       204.7        232.9        332.5
                            -----------------------------------
  Net investment
   income (1)(2)            $ 3,377.5    $ 3,565.2    $ 3,575.1
----------------------------===================================

(1) Includes $15.6 million, $67.1 million and $76.2 million from real estate held for sale during 1997, 1996 and 1995, respectively.
(2) Includes amounts allocable to experience rated contractholders of $1.3 billion, $1.4 billion and $1.5 billion during 1997, 1996 and 1995, respectively. Interest credited to contractholders is included in current and future benefits.

7.    Capital Gains and Losses on Investment Operations and Other

Realized capital gains or losses are the difference between the carrying value and sale proceeds of specific investments sold. Provisions for impairments and changes in the fair value of real estate held for sale are also included in net realized capital gains or losses.

Net realized capital gains (losses), excluding amounts allocable to experience rated contractholders and discontinued products, on investments were as follows:

(Millions)                  1997          1996       1995
------------------------------------------------------------
Debt securities             $   49.8      $ (11.8)   $  34.4
Equity securities (1)          231.2         46.3       18.2
Mortgage loans                  19.2         33.9       (9.4)
Real estate                     13.5          4.7        3.5
Sales of subsidiaries (2)       82.3         60.1          -
Other (3)                      (61.8)         1.2         .5
                            --------------------------------
  Pretax realized
   capital gains            $  334.2      $ 134.4    $  47.2
----------------------------================================
  After-tax realized
   capital gains            $  198.4      $  85.9    $  29.5
----------------------------================================

(1) Includes pretax realized capital gains of $151.0 million in 1997 related to the sale of the Company's investment in Travelers Property Casualty Corp.
(2) Realized capital gains in 1997 include net pretax gains associated with the sale of certain health subsidiaries. (Refer to Note 3.) Realized capital gains in 1996 include pretax gains of $39.3 million from the sale of Aetna Realty Investors and $20.8 million from the sale of Aetna Health Plans of Western Pennsylvania.
(3) Includes a pretax realized capital loss of $44.0 million in 1997 related to the write-down of certain properties that the Company has classified as held for sale.

7.    Capital Gains and Losses on Investment Operations and Other
      (Continued)

Net realized capital gains of $221 million, $199 million and $97 million for 1997, 1996 and 1995, respectively, allocable to experience rated contractholders were deducted from net realized capital gains and an offsetting amount was reflected in policyholders' funds left with the Company.

Proceeds from the sale of available-for-sale debt securities and the related gross gains and losses were as follows:

(Millions)                  1997        1996        1995
-------------------------------------------------------------
Proceeds on sales           $16,247.8   $13,625.6   $13,747.2
Gross gains                      90.2        77.6       124.0
Gross losses                     40.4        89.4        89.6
-------------------------------------------------------------

Changes in shareholders' equity related to changes in accumulated other comprehensive income (unrealized capital gains and losses on securities and foreign currency) (excluding those related to experience rated contractholders and discontinued products) were as follows:

(Millions)                                    1997           1996           1995
--------------------------------------------------------------------------------------
Continuing Operations:
  Debt securities                             $   194.5      $   (225.8)    $    984.8
  Equity securities                              (152.4)          307.5           41.3
  Foreign exchange and other, net                 (92.8)          (70.9)         (23.3)
Discontinued Operations                               -          (474.0)         900.9
                                              ----------------------------------------
   Subtotal                                       (50.7)         (463.2)       1,903.7
(Decrease) Increase in deferred
 income taxes                                     (17.8)         (162.1)         191.1
                                              ----------------------------------------
Net changes in accumulated other
 comprehensive income                         $   (32.9)     $   (301.1)    $  1,712.6
----------------------------------------------========================================

Shareholders' equity included the following accumulated other comprehensive income, which are net of amounts allocable to experience rated contractholders and discontinued products, at December 31:

(Millions)                                    1997         1996
--------------------------------------------------------------------
Debt securities available for sale:
 Gross unrealized capital gains               $   563.0    $   378.5
 Gross unrealized capital losses                  (77.6)       (87.6)
                                              ----------------------
                                                  485.4        290.9
Equity securities:
 Gross unrealized capital gains                   287.6        397.9
 Gross unrealized capital losses                  (70.6)       (28.5)
                                              ----------------------
                                                  217.0        369.4
Foreign exchange and other, net                  (230.0)      (137.2)
Deferred income taxes                             165.3        183.1
                                              ----------------------
  Net accumulated other
   comprehensive income                       $   307.1    $   340.0
----------------------------------------------======================

7.    Capital Gains and Losses on Investment Operations and Other
      (Continued)

Additional Information - Accumulated Other Comprehensive Income

Changes in accumulated other comprehensive income related to changes in unrealized gains (losses) on securities (excluding those related to experience rated contractholders and discontinued products) were as follows:

(Millions)                                    1997         1996             1995
-------------------------------------------------------------------------------------
Unrealized holding gains (losses) arising
 during the period (1)                        $ 385.3      $ (189.0)        $ 1,911.5
Less:  reclassification adjustment for gains
 and other items included in net income (2)     335.4         153.8             173.0
                                              ---------------------------------------
Net unrealized gains (losses) on securities   $  49.9      $ (342.8)        $ 1,738.5
----------------------------------------------=======================================

(1) Pretax unrealized holding gains (losses) arising during the period were $592.8 million, $(290.8) million and $2,940.8 million for 1997, 1996 and
      1995, respectively.
(2) Pretax reclassification adjustments for gains and other items included in net income were $511.0 million, $236.8 million and $242.9 million for 1997, 1996 and 1995, respectively.

8.    Severance and Facilities Charges

In 1996, the Company recorded severance and facilities reserves in connection with the integration of the health businesses and certain other actions taken or to be taken in order to make its businesses more competitive.

The 1996 severance and facilities charges included the following (pretax):

                                                        Vacated
                                            Asset       Leased
(Millions)                     Severance    Write-Off   Property     Other     Total
--------------------------------------------------------------------------------------
Aetna U.S. Healthcare          $ 277.9      $  84.9     $  64.5      $ 25.7    $ 453.0
Aetna Retirement Services         42.8          1.5         1.9         2.8       49.0
Corporate:  Other                 28.5         18.0       313.2 (1)     3.0      362.7
                               -------------------------------------------------------
  Total Company                $ 349.2      $ 104.4     $ 379.6      $ 31.5    $ 864.7
-------------------------------=======================================================

(1)   Includes $292.2 million related to the CityPlace lease.

Activity for 1997 and 1996 within the severance and facilities reserves (pretax) and positions eliminated related to such actions were as follows:

(Millions)                                  Reserve   Positions
---------------------------------------------------------------
Balance at December 31, 1995                $     -           -
Severance and facilities charges              864.7       9,373
Actions taken (1)                            (139.5)     (2,421)
                                            -------------------
Balance at December 31, 1996                  725.2       6,952
Actions taken (1)                            (274.8)     (2,802)
Adjustments (2)                               (45.0)     (1,200)
                                            -------------------
Balance at December 31, 1997                $ 405.4       2,950
--------------------------------------------===================

(1) Includes $120.8 million and $84.6 million in 1997 and 1996, respectively, of severance-related actions. Other actions include asset write-offs, vacated leased property payments and other exit costs.

(2) Reflects reductions in anticipated severance actions resulting from higher attrition than was contemplated in the establishment of the reserve in the Aetna U.S. Healthcare segment recorded as severance and facilities reserve reductions in the Consolidated Statements of Income.

The 2,802 positions eliminated during 1997 related to the following segments:
89.3% - Aetna U.S. Healthcare, 5.8% - Aetna Retirement Services and 4.9% - Corporate. The Aetna U.S. Healthcare severance actions are expected to be substantially completed by the end of 1998. The Aetna Retirement Services severance actions are expected to be substantially completed by September 30, 1998. The Corporate severance actions and vacating of certain leased office space were substantially completed in 1997. In connection with the sale of the Company's property-casualty operations, the Company vacated, and the purchaser subleased, at market rates for a period of eight years, the space that the Company occupied in the CityPlace office facility in Hartford. The remaining lease payments (net of expected subrentals) on the facilities (other than the CityPlace office facility) are payable over approximately the next two years.

9.    Discontinued Products

The Company discontinued the sale of its fully guaranteed large case pension products (single-premium annuities ("SPAs") and guaranteed investment contracts ("GICs")) in 1993. Under the Company's accounting for these discontinued products, a reserve for anticipated future losses from these products was established, and the reserve is reviewed by management quarterly. As long as the reserve continues to represent management's then best estimate of expected future losses, results of operations of the discontinued products, including net realized capital gains and losses, are credited/charged to the reserve and do not affect the Company's results of operations. As a result of continued favorable developments in real estate markets, the Company released $173 million (pretax) in 1997, and $202 million (pretax) in 1996, respectively, of the reserve related to GICs. The current reserve reflects management's best estimate of anticipated future losses. To the extent that aggregate future losses on GICs and SPAs are greater or less than anticipated, the Company's results of operations would be adversely or positively affected, respectively. The discussion below presents information for the discontinued SPAs and GICs on a combined basis.

At the time of discontinuance, a receivable from Large Case Pensions' continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products. Interest on the receivable is accrued at the discount rate which was used to calculate the loss on discontinuance. The offsetting payable, on which interest is similarly accrued, is reflected in continuing products. Interest on the payable generally offsets the investment income on the assets available to fund the shortfall. At December 31, 1997, the receivable from continuing products, net of related deferred taxes payable of $43 million on the accrued interest income, was $515 million. During 1996, $315 million of the receivable, net of the related deferred taxes payable on the accrued interest income of $19 million, was funded from continuing products to meet liquidity needs from maturing GICs. As of December 31, 1997, no additional funding of the receivable had taken place. This amount is eliminated in consolidation.

Results of discontinued products were as follows (pretax):

                                                             Charged
                                                             (Credited)
                                                             to Reserve for
(Millions)                                      Results      Future Losses    Net(1)
----------------------------------------------------------------------------------------
1997
Net investment income                           $   675.5    $        -       $    675.5
Net realized capital gains(2)                       269.9        (269.9)               -
Interest earned on receivable from
 continuing products                                 33.1             -             33.1
Other income                                         25.3             -             25.3
                                                ----------------------------------------
  Total revenue                                   1,003.8        (269.9)           733.9
                                                ----------------------------------------
Current and future benefits (3)                     652.3          67.5            719.8
Operating expenses                                   14.1             -             14.1
                                                ----------------------------------------
  Total benefits and expenses                       666.4          67.5            733.9
                                                ----------------------------------------
Results of discontinued products                $   337.4    $   (337.4)      $        -
========================================================================================
1996
Net investment income                           $   818.3    $        -       $    818.3
Net realized capital gains                          121.8        (121.8)               -
Interest earned on receivable from
 continuing products                                 45.7             -             45.7
Change in Accounting Policy -FAS No. 121 (4)          8.3             -              8.3
Other income                                         31.5             -             31.5
                                                ----------------------------------------
  Total revenue                                   1,025.6        (121.8)           903.8
                                                ----------------------------------------
Current and future benefits (3)                     777.8         108.5            886.3
Operating expenses                                   17.5             -             17.5
                                                ----------------------------------------
  Total benefits and expenses                       795.3         108.5            903.8
                                                ----------------------------------------
Results of discontinued products                $   230.3    $   (230.3)      $        -
========================================================================================
1995
Net investment income                           $   962.9    $        -       $    962.9
Net realized capital losses                          (7.1)          7.1                -
Interest earned on receivable from
 continuing products                                 50.8             -             50.8
Other income                                         20.7             -             20.7
                                                ----------------------------------------
  Total revenue                                   1,027.3           7.1          1,034.4
                                                ----------------------------------------
Current and future benefits (3)                   1,053.1         (31.1)         1,022.0
Operating expenses                                   12.4             -             12.4
                                                ----------------------------------------
  Total benefits and expenses                     1,065.5         (31.1)         1,034.4
                                                ----------------------------------------
Results of discontinued products                $   (38.2)   $     38.2       $        -
========================================================================================

(1) Amounts are reflected in the 1997, 1996 and 1995 Consolidated Statements of Income, except for interest earned on the receivable from continuing products which is eliminated in consolidation.
(2) Includes net realized capital gains of $154.4 million (pretax) related to continued favorable developments in real estate markets (including gains of $37.4 million (pretax) related to the securitization of commercial mortgage loans) as well as $57.4 million (pretax) resulting from the sale of investments in order to meet liquidity needs.
(3) 1995 current and future benefits include losses of $49.5 million (pretax) due to early retirement of GICs. There were no such losses in 1997 and such losses were immaterial in 1996.
(4)   Refer to Note 1 for a discussion of FAS No. 121.

Deposits of $14 million, $18 million and $32 million were received during 1997, 1996 and 1995, respectively, under preexisting GICs.

Net realized capital gains from the sale of bonds supporting discontinued products were $56 million, $12 million and $61 million (pretax) for 1997, 1996 and 1995, respectively.

Assets and liabilities of discontinued products at December 31 were as follows:(1)

(Millions)                                       1997           1996
-------------------------------------------------------------------------
Debt securities available for sale               $ 6,471.4      $ 5,189.3
Mortgage loans                                       976.9        2,730.7
Real estate                                          116.9          367.7
Short-term and other investments                     371.3          394.5
                                                 ------------------------
  Total investments                                7,936.5        8,682.2
Current and deferred income taxes                    165.6          166.0
Receivable from continuing products (2)              557.8          524.7
-------------------------------------------------------------------------
  Total assets                                   $ 8,659.9      $ 9,372.9
=========================================================================

Future policy benefits                           $ 4,763.0      $ 4,793.7
Policyholders' funds left with the Company         2,321.4        3,288.7
Reserve for anticipated future losses
 on discontinued products                          1,151.7          986.8
Other                                                423.8          303.7
-------------------------------------------------------------------------
  Total liabilities                              $ 8,659.9      $ 9,372.9
=========================================================================

(1) Assets supporting the discontinued products are distinguished from other continuing operations assets.
(2)   The receivable from continuing products is eliminated in consolidation.

Net unrealized capital gains on available for sale debt securities are included above in other liabilities and are not reflected in consolidated shareholders' equity. The reserve for anticipated future losses is included in future policy benefits on the Consolidated Balance Sheets.

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

At December 31, 1997 and 1996, estimated future net realized capital losses attributable to mortgage loans and real estate expected to be charged to the reserve for anticipated future losses were $68.7 million and $180.8 million (pretax), respectively.

The activity in the reserve for anticipated future losses on discontinued products was as follows (pretax):

(Millions)
------------------------------------------------
Reserve at December 31, 1994            $  997.0
Results of discontinued products           (38.2)
                                        --------
Reserve at December 31, 1995               958.8
Results of discontinued products           230.3
Reserve reduction                         (202.3)
                                        --------
Reserve at December 31, 1996               986.8
Results of discontinued products           337.4
Reserve reduction                         (172.5)
                                        --------
Reserve at December 31, 1997            $1,151.7
================================================

10.   Income Taxes


Income taxes (benefits) for continuing operations consist of the following:

(Millions)                                  1997         1996          1995
                                            ----         ----          ----
Current taxes:
  Federal                                  $   407.1     $   231.9     $  260.1
  State (1)                                     34.6          15.6          -
  Foreign                                       25.1          10.4          8.0
                                           ------------------------------------
                                               466.8         257.9        268.1
                                           ------------------------------------
Deferred taxes (benefits):
  Federal                                      141.2        (139.9)       (25.7)
  State (1)                                      4.4           2.4            -
  Foreign                                       (2.3)         13.2          9.9
                                           ------------------------------------
                                               143.3        (124.3)       (15.8)
                                           ------------------------------------
Total                                      $   610.1     $   133.6     $  252.3
-------------------------------------------====================================

(1) Prior to the merger with U.S. Healthcare, state income taxes were immaterial and were included in operating expenses.

Income taxes were different from the amount computed by applying the federal income tax rate to income from continuing operations before income taxes, as follows:

(Millions)                                 1997          1996          1995
                                           ----          ----          ----
Income from U.S. operations                $ 1,271.9     $   162.5     $  544.8
Income from non-U.S. operations                239.3         176.2        181.4
                                           ------------------------------------
  Income before income taxes                 1,511.2         338.7        726.2
Tax rate                                         35%           35%          35%
                                           ------------------------------------
Application of the tax rate                    528.9         118.5        254.2
Tax effect of:
  Tax-exempt interest                           (2.6)         (4.4)        (4.3)
  Foreign operations                           (18.3)         (4.9)        10.1
  Excludable dividends                         (10.1)        (10.5)        (9.8)
  Goodwill amortization                         66.5          30.7          5.5
  State income taxes (1)                        25.4          11.7            -
  Other, net                                    20.3          (7.5)        (3.4)
                                           ------------------------------------
Income taxes                               $   610.1     $   133.6     $  252.3
-------------------------------------------====================================

(1) Prior to the merger with U.S. Healthcare, state income taxes were immaterial and were included in operating expenses.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, are as follows:

(Millions)                                 1997         1996
-----------------------------------------------------------------
Deferred tax assets:
  Insurance reserves                       $  325.4     $   391.5
  Reserve for anticipated future
   losses on discontinued products            392.3         335.6
  Reserve for severance and
   facilities charges                         167.4         308.9
  Impairment reserves                          38.0          42.4
  Other postretirement benefits               191.3         224.1
  Net operating loss carry forward             27.7          59.1
  Deferred compensation and other              64.3          86.9
  Other                                        24.1          14.8
                                           ----------------------
Total gross assets                          1,230.5       1,463.3
Less valuation allowance                       20.2          23.0
                                           ----------------------
Assets, net of valuation allowance          1,210.3       1,440.3
Deferred tax liabilities:
  Deferred policy acquisition costs           651.5         645.5
  Acquired intangibles other than
   goodwill                                   432.8         496.1
  Accumulated other comprehensive income      132.2         175.8
  Market discount                              56.3          57.3
  Other                                       160.8          97.3
                                           ----------------------
Total gross liabilities                     1,433.6       1,472.0
                                           ----------------------
  Net deferred tax liability               $  223.3     $    31.7
-------------------------------------------======================

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. The valuation allowance relates to future tax benefits on certain purchased domestic and foreign net operating losses.

The Company has not recognized U.S. deferred taxes related to the estimated cumulative amount of undistributed earnings of approximately $385 million on its foreign corporations because the Company does not expect to repatriate these earnings. A U.S. deferred tax liability will be recognized when the Company expects that it will recover these undistributed earnings in a taxable manner, such as through a receipt of dividends or a sale of the investment.

The "Policyholders' Surplus Account," which arose under prior tax law, is generally that portion of a life insurance company's statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders' Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was $935 million at December 31, 1997 adjusted for Internal Revenue Service (the "Service") audits finalized to date. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount since management believes the conditions under which such taxes would become payable are remote.

The Service has completed its examination of the consolidated federal income tax returns of Aetna Services and affiliated companies through 1990 and U.S. Healthcare through 1994. Discussions are being held with the Service with respect to proposed adjustments. Management believes there are adequate defenses against, or sufficient reserves to provide for, any such adjustments. The Service is continuing its examination for the years 1991 through 1994 for Aetna Services.

The Company paid net income taxes of $378 million, $249 million and $135 million in 1997, 1996 and 1995, respectively.

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

Components of the net periodic pension cost in continuing operations were as follows:

(Millions)                                    1997         1996          1995
---------------------------------------------------------------------------------
Return on plan assets                         $ 731.4      $  373.1      $  427.5
Service cost - benefits earned
 during the period                              (74.9)        (77.7)        (86.7)
Interest cost on projected
 benefit obligation                            (231.4)       (217.0)       (192.9)
Net amortization and deferral                  (476.1)       (128.8)       (222.0)
---------------------------------------------------------------------------------
Net periodic cost (1)                         $ (51.0)    $   (50.4)     $  (74.1)
----------------------------------------------===================================

(1) A curtailment loss of $95.6 million (pretax) is included in the gain on the sale of Discontinued Operations in 1996.

As of the measurement date (September 30), the funded status of plans for which assets exceeded accumulated benefits was as follows:

(Millions)                                    1997         1996
--------------------------------------------------------------------
Actuarial present value of vested
 benefit obligation                           $ 2,985.6    $ 2,820.8
--------------------------------------------------------------------
Actuarial present value of
 accumulated benefit obligation               $ 3,008.6    $ 2,840.2
--------------------------------------------------------------------
Plan assets at fair value                     $ 3,587.5    $ 2,932.3
Actuarial present value of
 projected benefit obligation                   3,097.3      3,006.9
                                              ----------------------
Plan assets greater (less) than
 projected benefit obligation                     490.2        (74.6)
Unrecognized net (gain) loss                     (447.4)        86.7
Unrecognized prior service cost                     2.4          3.4
Unrecognized net asset at date of
 adoption of FAS No. 87                            (1.5)        (2.0)
                                              ----------------------
Prepaid pension cost                          $    43.7    $    13.5
----------------------------------------------======================

Nonfunded plans had projected benefit obligations of $176 million and $143 million for 1997 and 1996, respectively. The 1997 and 1996 accumulated benefit obligations for these plans were $148 million and $126 million, respectively, and the related accrued pension cost was $138 million and $132 million, respectively.

The weighted average discount rate was 7.5% for 1997, 1996 and 1995. The expected long-term rate of return on plan assets was 9.0% for 1997 and 8.5% for 1996 and 1995. The rate of increase in future compensation was 4.5% for 1997, 1996 and 1995. The future annual cost-of-living adjustment was 2.8% for 1997 and 1996 and 3.0% for 1995.

Plan assets, primarily investments in domestic equities and fixed-income instruments, are held in trust, and benefit payments are administered by Aetna Life Insurance Company and affiliates. Approximately 10% of the plan assets at December 31, 1997 are held in the general account of Aetna Life Insurance Company.

The Company also has a defined contribution pension plan which covers substantially all of its former U.S. Healthcare employees, subject to certain age and service requirements. The Company's contribution for each eligible employee is a percentage of the employee's compensation, as defined. Pretax charges for this defined contribution pension plan were $16 million in 1997 and $7 million for the period from July 19, 1996 through December 31, 1996.

Postretirement Benefits - In addition to providing pension benefits, the Company currently provides certain health care and life insurance benefits for retired employees of Aetna Services. A comprehensive medical and dental plan is offered to all full-time employees retiring at age 50 with 15 years of service or at age 65 with 10 years of service. There is a cap on the portion of the cost paid by the Company relating to medical and dental benefits. Retirees are generally required to contribute to the plans based on their years of service with the Company.

Components of the net periodic postretirement benefit cost in continuing operations were as follows:

(Millions)                                    1997         1996         1995
---------------------------------------------------------------------------------
Service cost - benefits earned
 during the year                              $   (5.9)    $    (7.3)   $    (8.3)
Interest cost                                    (30.2)        (34.7)       (34.7)
Net amortization                                  24.9          26.4         28.3
Return on plan assets                              2.4           1.4          2.0
                                              -----------------------------------
Net periodic cost (1)                         $   (8.8)    $   (14.2)   $   (12.7)
----------------------------------------------===================================

(1) A curtailment gain of $77.4 million (pretax) is included in the gain on the sale of Discontinued Operations in 1996.

As of the measurement date (September 30), the funded status of the postretirement benefit plans (other than pensions) was as follows:

(Millions)                                    1997         1996
--------------------------------------------------------------------
Actuarial present value of accumulated
  postretirement benefit obligation:
   Retirees                                   $  342.5     $   329.1
   Fully eligible active employees                17.0          17.9
   Active employees not eligible to retire        67.0          70.2
                                              ----------------------
     Total                                       426.5         417.2

Plan assets at fair value                         55.7          54.0
                                              ----------------------
Accumulated postretirement benefit
 obligation in excess of plan assets             370.8         363.2
Unrecognized net gain                             78.8          84.0
Prior service cost                                78.5         100.0
--------------------------------------------------------------------
Accrued postretirement benefit cost           $  528.1     $   547.2
----------------------------------------------======================

The weighted average discount rate was 7.5% for 1997, 1996 and 1995. The health care cost trend rate for the 1997 valuation decreased gradually from 9.0% for 1998 to 5.5% by the year 2005. For the 1996 valuation, the rates decreased gradually from 10.5% for 1997 to 5.5% by the year 2005. Increasing the health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation at December 31, 1997 by $24 million and would increase the net periodic cost for 1997 by $2 million (pretax).

It is the Company's practice to fund amounts for postretirement life insurance benefits to the extent the contribution is deductible for federal income taxes. The plan assets are held in trust and administered by Aetna Life Insurance Company. The assets are in the general account of Aetna Life Insurance Company, and the expected rate of return on the plan assets was 7% for 1997, 1996 and 1995.

The Company's retiree health benefit plan for former U.S. Healthcare employees is a defined contribution plan which covers substantially all such employees, subject to certain age and service requirements. Contributions are at the Company's sole discretion. Accumulated contributions and interest thereon are used to fund all or a portion of the premiums for health care benefit coverage for eligible retired employees and their eligible spouses. When funds are exhausted, the Company has no obligation to make any further contributions or payments. No contributions have been made to this retiree health benefit plan since July 19, 1996.

Incentive Savings Plans - Substantially all Aetna Services employees are eligible to participate in a savings plan under which designated contributions, which may be invested in common stock of Aetna Inc. or certain other investments, are matched, up to 5% of compensation, by the Company. The former U.S. Healthcare savings plan, which has not been merged into the Company's incentive savings plan, provides for a match of up to 2% of compensation in common stock of Aetna Inc. Pretax charges to operations (including continuing and Discontinued Operations in 1996 and 1995) for the incentive savings plans were $42 million, $50 million and $60 million for 1997, 1996 and 1995, respectively. Plan trustees held 4,177,786 shares, 4,514,258 shares and 5,015,075 shares of the Company's common stock for plan participants at the end of 1997, 1996 and 1995, respectively.

1996 Stock Incentive Plan - The Company's 1996 Stock Incentive Plan (the "1996 Plan") replaced the Company's and U.S. Healthcare's previous stock incentive plans. Effective with the merger, stock options of Aetna Inc. were substituted for options outstanding under the previous Aetna Services plans and for that portion of options outstanding under the previous U.S. Healthcare plans that were not satisfied for cash in the merger. The 1996 Plan provides for stock options (see "Stock Options" below), deferred contingent common stock or equivalent cash awards (see "Incentive Units" below) or restricted stock to certain key employees. The maximum number of shares of common stock initially issuable under the 1996 Plan (including shares issuable in respect of options and units granted under predecessor plans that were outstanding prior to the merger) is 13,270,000. At December 31, 1997, 6,753,386 shares were available for grant under the 1996 Plan.

The compensation expense charged to operations related to the Incentive Units was $22 million, $27 million and $36 million, pretax, for 1997, 1996 and 1995, respectively. The Company does not recognize compensation expense for stock options granted at or above the market price on the date of grant under its stock incentive plans. FAS No. 123, Accounting for Stock-Based Compensation, requires disclosure of pro forma net income as if the fair value method of valuing stock option grants were applied to such grants (disclosure alternative). The Company's net income and earnings per common share, on a pro forma basis, which may not be indicative of pro forma effects in future years, would have been as follows:

(Millions)                                       1997         1996        1995
---------------------------------------------------------------------------------
Net income:
 As reported                                     $ 901.1      $  651.0    $ 251.7
 Pro forma                                       $ 886.3      $  643.1    $ 249.1

Basic earnings per common share:
 As reported                                     $  5.67      $   4.77    $  2.22
 Pro forma                                       $  5.57      $   4.71    $  2.20

Diluted earnings per common share:
 As reported                                     $  5.60      $   4.72    $  2.20
 Pro forma                                       $  5.51      $   4.67    $  2.18
---------------------------------------------------------------------------------

The fair value of the stock options included in the pro forma amounts shown above was estimated as of the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                 1997         1996       1995
----------------------------------------------------------------------------------
Dividend yield                                     1%          2%          5%
Expected volatility                               30%         26%         22%
Risk-free interest rate                            7%          6%          7%
Expected life                                      4 years     4 years     4 years
----------------------------------------------------------------------------------

The weighted-average grant date fair values for options granted in 1997, 1996 and 1995 were $29.17, $17.00, and $9.22, respectively.

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

Stock option transactions for 1997, 1996 and 1995 were as follows:

                                  1997                     1996                    1995
--------------------------------------------------------------------------------------------------------
                                  Weighted                 Weighted                Weighted
                                  Number       Average     Number       Average    Number       Average
                                  of           Exercise    of           Exercise   of           Exercise
                                  Shares       Price       Shares       Price      Shares       Price
                                  ----------------------------------------------------------------------
Outstanding, beginning of year     7,228,550   $   58.99    4,883,661   $  53.72    5,072,958   $  52.44
 Granted                             385,025   $   94.22    3,185,180   $  70.78    2,131,100   $  55.61
 Exchanged for
  U.S. Healthcare options (1)              -   $       -      800,610   $  32.72            -   $      -
 Exercised                        (1,821,113)  $   51.94   (1,438,730)  $  51.94   (2,198,219)  $  52.46
 Expired or forfeited               (525,168)  $   68.55     (202,171)  $  62.02     (122,178)  $  56.19
                                  ----------               ----------              ----------
Outstanding, end of year           5,267,294   $   63.12    7,228,550   $  58.99    4,883,661   $  53.72
----------------------------------======================================================================
Options exercisable at year end    2,614,399   $   54.90    2,749,017   $  47.47    2,110,474   $  51.43
----------------------------------======================================================================

(1) Effective with the merger, stock options of Aetna Inc. were substituted for that portion of options outstanding under the previous U.S. Healthcare plans that were not satisfied in cash in the merger.

The following is a summary of information regarding options outstanding and options exercisable at December 31, 1997:

                             Options Outstanding               Options Exercisable
                    -----------------------------------------------------------------
                                   Weighted
                                   Average       Weighted                    Weighted
Range of                           Remaining     Average                     Average
Exercise            Number         Contractual   Exercise   Number           Exercise
Prices              Outstanding    Life (Years)  Price      Exercisable      Price
-------------------------------------------------------------------------------------
$14.87 - $ 38.72        469,476              8   $ 34.18        469,476      $ 34.18
$41.50 - $ 46.75        292,221              5   $ 44.88        292,221      $ 44.88
$50.50 - $ 57.00      1,450,495              7   $ 54.72      1,000,608      $ 54.78
$61.63 - $ 75.50      2,687,277              9   $ 70.37        852,094      $ 69.90
$80.25 - $112.63        367,825             10   $ 94.70              -      $     -
                    -----------                             -----------
                      5,267,294                               2,614,399
--------------------===========-----------------------------===========--------------

Incentive Units - Executives may be granted incentive units which are rights to receive common stock or an equivalent value in cash. Of the two cycles of incentive unit grants outstanding, each vests at the end of a four-year vesting period (currently 1998 and 2000) conditioned upon the employee's continued employment during that period and achievement of specified Company performance goals related to the Company's total return to shareholders over the four-year measurement period. The incentive units may vest within a range from 0% to 175% at the end of the four-year period based on the attainment of these performance goals. The incentive unit holders are not entitled to dividends during the vesting period.

Incentive unit transactions related to the 1996 Plan under which holders may be entitled to receive common stock, are as follows:

                            Number of Incentive Units
-----------------------------------------------------------------------
                                          1997        1996        1995
                                      ---------    --------     -------
Outstanding, beginning of year          368,217     564,920     345,800
 Granted                                433,500       3,425     243,440
 Vested                                (202,852)   (191,928)    (24,320)
 Expired or forfeited                   (23,720)     (8,200)          -
                                      ---------    --------     -------
Outstanding, end of year                575,145     368,217     564,920
--------------------------------------=================================

The weighted-average grant date fair values for incentive units granted in 1997, 1996 and 1995 were $85.17, $71.88 and $54.33, respectively.

12.   Participating Policyholders' Interests

Under participating life insurance contracts issued by the Company, the policyholder is entitled to share in the earnings of such contracts. This business is accounted for in the Company's consolidated financial statements on a statutory basis since any adjustments to policy acquisition costs and reserves on this business would have no effect on the Company's net income or shareholders' equity. Statutory premiums, assets and liabilities allocable to the participating policyholders were as follows:

(Millions)                                  1997         1996         1995
------------------------------------------------------------------------------
Premiums                                    $   63.8     $  48.4      $   50.1
------------------------------------------------------------------------------
Assets                                      $  733.5     $ 702.1      $  688.3
------------------------------------------------------------------------------
Liabilities                                 $  640.3     $ 613.3      $  614.9
------------------------------------------------------------------------------

13.   Debt and Guarantee of Debt Securities

(Millions)                                            1997         1996
----------------------------------------------------------------------------
Long-term debt:
 Domestic:
  Notes, 8.625% due 1998                              $    99.9    $    99.9
  Notes, 6.75% due 2001                                   299.7        299.6
  Notes, 6.375% due 2003                                  199.2        199.1
  Notes, 7.125% due 2006                                  347.8        347.5
  Debentures, 6.75% due 2013                              199.8        199.8
  Eurodollar Notes, 7.75% due 2016                         63.6         63.6
  Debentures, 8% due 2017 (1)                             170.0        200.0
  Mortgage Notes and Other Notes, 3%
   due in varying amounts to 2009                           5.6          6.0
  Debentures, 7.25% due 2023                              200.0        200.0
  Debentures, 7.625% due 2026                             446.0        445.9
  Debentures, 6.97% due 2036 (putable at
   par in 2004)                                           300.0        300.0
 International:
  Mortgage Notes, 6.5%-11.875% due in
   varying amounts to 2006                                 14.6         18.6
                                                      ----------------------
    Total                                             $ 2,346.2    $ 2,380.0
------------------------------------------------------======================

(1)   Subject to various redemption options which began on January 15, 1997.

On August 19, 1996, Aetna Services issued the following debt: $300 million 6.75% Notes due 2001; $350 million 7.125% Notes due 2006; $450 million 7.625% Debentures due 2026; and $300 million 6.97% Debentures due 2036 (putable at par in 2004).

Aetna Inc. has fully and unconditionally guaranteed the payment of all principal, premium, if any, and interest on all outstanding debt securities of Aetna Services, including the $348 million 9.5% Subordinated Debentures due 2024 (the "Subordinated Debentures") issued to Aetna Capital L.L.C., a wholly owned subsidiary of Aetna Services (refer to Note 14) (collectively the "Aetna Services Debt").

At December 31, 1997, $252.1 million of short-term borrowings were outstanding. In addition, Aetna Services has a revolving credit facility in an aggregate amount of $1.5 billion with a worldwide group of banks that terminates in June 2001. Various interest rate options are available under the facility and any borrowings mature on the expiration date of the applicable credit commitment. Aetna Services pays facility fees ranging from .065% to .20% per annum, depending upon its long-term senior unsecured debt rating. The facility fee at December 31, 1997 is at an annual rate of .08%. The facility also supports Aetna Services' commercial paper borrowing program.

As a guarantor to the credit facility, Aetna Inc. is required to maintain shareholders' equity, excluding net unrealized capital gains and losses, of at least $7.5 billion.

Aggregate maturities of long-term debt and sinking fund requirements for 1998 through 2001 are $106 million, $2 million, $4 million, $305 million, respectively, no maturities in 2002 and $1,929 million thereafter.

Total interest paid by the Company was $239 million, $130 million and $122 million in 1997, 1996 and 1995, respectively.

Consolidated financial statements of Aetna Services have not been presented herein or in any separate reports filed with the Securities and Exchange Commission because management has determined that such financial statements would not be material to holders of the Aetna Services Debt. Summarized consolidated financial information for Aetna Services at December 31 and for the year then ended, is as follows (in millions):

Balance Sheets Information:
                                            1997            1996
                                         ----------      ----------
Total investments (excluding
  Separate Accounts)                     $ 41,020.9      $ 42,555.0
                                         ----------      ----------
Total assets                             $ 85,138.9      $ 83,171.6
                                         ----------      ----------
Total insurance liabilities              $ 38,620.0      $ 40,357.4
                                         ----------      ----------
Total liabilities                        $ 82,160.2      $ 80,352.8
                                         ----------      ----------
Total redeemable preferred stock         $    275.0      $    275.0
                                         ----------      ----------
Total shareholder's equity               $  2,703.7      $  2,543.8
                                         ----------      ----------
Statements of Income Information:

Total revenue                            $ 10,390.7      $ 13,048.7
                                         ----------      ----------
Total benefits and expenses              $  8,885.5      $ 12,713.7
                                         ----------      ----------
Income from continuing operations
  before income taxes                    $  1,505.2      $    335.0
                                         ----------      ----------
Income from continuing operations        $    975.9      $    233.9
                                         ----------      ----------
Net income                               $    975.9      $    679.8
                                         ----------      ----------

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

Each share of Class C Stock is mandatorily convertible into one share of common stock on July 19, 2000. Dividends accrue on a daily basis at an annual rate of $4.7578 per share and are payable upon declaration by Aetna Inc.'s Board of Directors (the "Board"). Aetna Inc. may, at its option, redeem the Class C Stock during the period July 19, 1999 to July 18, 2000 for shares of Aetna Inc. common stock based on specified formulas. The number of shares of common stock to be issued for each share of Class C Stock pursuant to an optional redemption will be based on a ratio, calculated as the greater of: (a) $76.125 (plus any accrued but unpaid dividends) divided by the then current market price of the common stock determined two trading days prior to the notice date of the intent to redeem; or (b) .8197 of a share of common stock. Each share of Class C Stock is also convertible, prior to the mandatory redemption date in whole or part, at the option of the holder, into .8197 of a share of common stock.

At December 31, 1997 and 1996, 12,585,929 and 13,204,381 common shares, respectively, were reserved for Aetna Inc.'s stock option plans.

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

16.   Dividend Restrictions and Shareholders' Equity

The Company's business operations are conducted through Aetna Services and Aetna U.S. Healthcare and their respective subsidiaries (which principally consist of HMOs and insurance companies). In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further state regulations that, among other things, may require such companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations are not directly applicable to Aetna Services, Aetna U.S. Healthcare, or Aetna Inc., as none are an HMO or insurance company. The additional regulations applicable to the Company's indirect HMO and insurance company subsidiaries are not expected to affect the ability of Aetna Inc. to pay dividends, or the ability of any of the Company's subsidiaries to service their outstanding debt or preferred stock obligations.

The amount of dividends that may be paid to Aetna Services or Aetna U.S. Healthcare by their domestic insurance and HMO subsidiaries at December 31, 1997 without prior approval by state regulatory authorities is limited to approximately $634 million in the aggregate. There are no such restrictions on distributions from Aetna Services or Aetna U.S. Healthcare to Aetna Inc. or on distributions from Aetna Inc. to its shareholders.

The combined statutory net income for the years ended and statutory surplus as of December 31 for the domestic insurance and HMO subsidiaries of the Company, reflecting intercompany eliminations, were as follows:

(Millions)                        1997         1996
--------------------------------------------------------
Statutory net income (1)          $   759.5    $   418.5
Statutory surplus                 $ 3,361.3    $ 3,512.7
--------------------------------------------------------

(1) Statutory net income includes results for Aetna U.S. Healthcare from July 19, 1996.

As of December 31, 1997, the Company does not utilize any statutory accounting practices which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory surplus.

17.   Segment Information (1)(2)

Summarized financial information for the Company's principal operations was as follows:

(Millions)                                       1997        1996         1995
-----------------------------------------------------------------------------------
Revenue:
  Aetna U.S. Healthcare (3)                      $ 12,901.4  $  9,733.7   $ 7,615.4
  Aetna Retirement Services                         1,902.5     1,762.2     1,706.1
  International                                     1,975.5     1,631.0     1,459.8
  Large Case Pensions                               1,622.5     1,975.6     2,248.4
  Corporate: Other                                    138.3        98.0         9.7
                                                 ----------------------------------
     Total revenue                               $ 18,540.2  $ 15,200.5   $13,039.4
-------------------------------------------------==================================

Income from continuing operations
 before income taxes:
  Aetna U.S. Healthcare                          $    844.8  $    125.5   $   454.4
  Aetna Retirement Services                           372.2       265.5       294.8
  International                                       196.5       171.9       127.3
  Large Case Pensions                                 387.8       395.7       132.7
  Corporate:  Interest                               (226.9)     (159.9)     (108.3)
              Other                                   (63.2)     (460.0)     (174.7)
                                                 ----------------------------------
  Total income from continuing
   operations before income taxes                $  1,511.2  $    338.7   $   726.2
-------------------------------------------------==================================

Net income:
  Aetna U.S. Healthcare                          $    453.8  $     58.7   $   286.0
  Aetna Retirement Services                           257.1       186.2       198.0
  International                                       142.4       109.9        86.6
  Large Case Pensions                                 234.2       258.4        89.2
  Corporate:  Interest                               (147.5)     (103.9)      (70.4)
              Other                                   (38.9)     (304.2)     (115.5)
                                                 ----------------------------------
Income from continuing operations                     901.1       205.1       473.9
Discontinued Operations, net of tax                       -       445.9      (222.2)
                                                 ----------------------------------
Net income                                       $    901.1  $    651.0   $   251.7
-------------------------------------------------==================================


(Millions)                                       1997          1996
-----------------------------------------------------------------------
Assets:
  Aetna U.S. Healthcare                          $ 15,938.5  $ 15,831.0
  Aetna Retirement Services                        40,916.6    32,402.1
  International                                     6,521.5     5,999.6
  Large Case Pensions (4)                          32,325.2    38,146.1
  Corporate                                           298.8       534.1
                                                 ----------------------
Total assets                                     $ 96,000.6  $ 92,912.9
-------------------------------------------------======================

(1) The 1997 and 1996 results include benefits of $108.4 million and $131.5 million, after tax, respectively, from reductions of the loss on discontinued products in Large Case Pensions.
(2) The 1996 results include severance and facilities charges of $561.8 million, after tax. Of this charge $294.5 million related to Aetna U.S. Healthcare, $31.8 million related to Aetna Retirement Services and $235.5 million related to Corporate.
(3) Premiums and fees from the federal government accounted for 19.1% and 13.4% of Aetna U.S. Healthcare's and the Company's consolidated revenue, respectively in 1997. For 1996, such amounts were 18.0% of Aetna U.S. Healthcare's revenue, as determined on a pro forma basis for the U.S. Healthcare acquisitions and less than 10.0% of the Company's consolidated revenue. Contracts with the Health Care Financing Administration accounted for 82.4% and 70.0% of these premiums and fees, with the balance from other federal employee benefit programs in 1997 and 1996, respectively.
(4) Assets at December 31, 1997 and 1996 include $7.9 billion and $8.7 billion, respectively, of assets attributable to discontinued products.

18.   Commitments and Contingent Liabilities

Commitments

The Company has agreed with its Mexican partner to invest up to an additional $63 million in a joint venture that offers insurance products through the partner's bank subsidiary based on the performance of the new company over the first five years of operations. In addition, the Company has agreed with its Brazilian partner to invest up to an additional $90 million in a joint venture that provides health and life insurance, as well as private pension products, based on future performance of the new company. The Company also agreed to invest approximately $75 million in a number of other international joint ventures, expected to be funded in 1998.

Leases

The Company has entered into operating leases for office space and certain computer and other equipment. Rental expenses for these items were $192 million, $179 million and $203 million for 1997, 1996 and 1995, respectively. The future net minimum payments under noncancelable leases for 1998 through 2002 are estimated to be $172 million, $137 million, $96 million, $71 million and $62 million, respectively, and $270 million thereafter.

In connection with the property-casualty sale the Company vacated, and the purchaser subleased, at market rates for a period of eight years, the space that the Company occupied in the CityPlace office facility in Hartford. In 1996, the Company recorded a charge of $292 million pretax ($190 million after tax) which represents the present value of the difference between rent required to be paid by the Company under the lease and future rentals expected to be received by the Company. Future payments under the lease, net of expected subrentals (which are to be applied against the reserve and are not included in the future net minimum payments above), are $160 million and $235 million, attributable to the next five and subsequent six years, respectively.

Litigation

Purported Class Action Complaints were filed in the United States District Court for the Eastern District of Pennsylvania on November 5, 1997 by Eileen Herskowitz and Michael Wolin, and on December 2, 1997 by Pamela Goodman and Michael J. Oring. Other purported Class Action Complaints were filed in the United States District Court for the District of Connecticut on November 25, 1997 by Evelyn Silvert, on November 26, 1997 by The Rainbow Fund, Inc., and on December 24, 1997 by Terry B. Cohen. The Complaints seek, among other remedies, unspecified damages resulting from defendants' alleged violations of federal securities laws. The Complaints allege that the Company and three of its officers or directors, Ronald E. Compton, Richard L. Huber, and Leonard Abramson, are liable for certain misrepresentations and omissions regarding, among other matters, the integration of the merger with U.S. Healthcare and the Company's medical claim reserves. The litigation is still in the preliminary stages, and the Company is defending the actions vigorously.

The Company also is involved in numerous other lawsuits arising, for the most part, in the ordinary course of its business operations, including litigation in its health business concerning benefit plan coverage and other decisions made by the Company, and alleged medical malpractice by participating providers. While the ultimate outcome of these other lawsuits cannot be determined at this time, after consideration of the defenses available to the Company and any related reserves established, they are not expected to result in liability for amounts material to the financial condition of the Company, although they may adversely affect results of operations in future periods.

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

The Company engages KPMG Peat Marwick LLP as independent auditors to audit its financial statements and express their opinion thereon. Their audits include reviews and tests of the Company's internal controls to the extent they believe necessary to determine and conduct the audit procedures that support their opinion. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG Peat Marwick LLP appears below.

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

Independent Auditors' Report

The Shareholders and Board of Directors
Aetna Inc.:

We have audited the accompanying consolidated balance sheets of Aetna Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Aetna Inc. and Subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                /s/ KPMG Peat Marwick LLP


Hartford, Connecticut
February 3, 1998

Quarterly Data (Unaudited)

(Millions, except per common share data)
------------------------------------------------------------------------------------------------
1997 (1)(2)(3)                            First          Second         Third          Fourth
------------------------------------------------------------------------------------------------
Total revenue                             $ 4,486.7      $ 4,628.3      $ 4,632.3      $ 4,792.9
------------------------------------------------------------------------------------------------
Income before income taxes                $   487.9      $   370.1      $   211.2      $   442.0
Income taxes                                  208.6          140.0           93.4          168.1
                                          ------------------------------------------------------
Net income                                $   279.3      $   230.1      $   117.8      $   273.9
------------------------------------------======================================================
Net income applicable to common
 shareholders                             $   265.4      $   216.2      $   104.0      $   260.0
------------------------------------------======================================================
Per Common Share Results: (4)
Net income
 Basic                                    $    1.77      $    1.44      $     .70      $    1.76
 Diluted                                       1.72           1.43            .69           1.71
------------------------------------------------------------------------------------------------
Common Stock Data:
Dividends declared                        $     .20      $     .20      $     .20      $     .20
Common stock prices, high                     92.88         112.75         117.00          80.38
Common stock prices, low                      74.00          83.63          81.00          67.00
------------------------------------------------------------------------------------------------

(1) First quarter includes a benefit of $108.4 million after tax ($172.5 million pretax) from a reduction of the loss on discontinued products.
(2) First and second quarters include after-tax reductions of the severance and facilities reserves of $9.1 million and $20.2 million, respectively.
(3) The third quarter includes an increase in the reserve for HMO medical claims of $103.0 million after tax ($161.0 million pretax), the majority of which relates to the first two quarters of 1997.
(4) Calculation of the earnings per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

Quarterly Data (Unaudited)

(Millions, except per common share data)
--------------------------------------------------------------------------------------------------
1996 (1)(2)                               First          Second         Third          Fourth
--------------------------------------------------------------------------------------------------
Total revenue                             $  3,344.9     $  3,173.9     $  4,185.9     $   4,495.8
--------------------------------------------------------------------------------------------------
Income (Loss) from continuing operations
   before income taxes (benefits)         $    246.3     $     35.9     $    205.4     $    (148.9)
Income taxes (benefits)                         80.8           11.6           83.0           (41.8)
                                         ---------------------------------------------------------
  Income (Loss) from continuing
   operations                                  165.5           24.3          122.4          (107.1)
Income from Discontinued
 Operations, net of tax                        182.2              -              -               -
Gain on sale of Discontinued Operations,
 net of tax                                        -          263.7              -               -
                                          --------------------------------------------------------
Net income (loss)                         $    347.7     $    288.0     $    122.4     $    (107.1)
------------------------------------------========================================================
Net income (loss) applicable to common
 shareholders                             $    347.7     $    288.0     $    111.2     $    (121.0)
------------------------------------------========================================================
Per Common Share Results: (3)
Income (Loss) from continuing operations
 Basic                                    $     1.44     $      .21     $      .77     $      (.80)
 Diluted                                        1.43            .21            .77            (.80)
Net income (loss)
 Basic                                          3.03           2.49            .77            (.80)
 Diluted                                        2.99           2.47            .77            (.80)
--------------------------------------------------------------------------------------------------
Common Stock Data: (4)
Dividends declared                        $      .69     $        -     $      .40     $       .20
Common stock prices, high                      78.50          75.13          73.63           81.63
Common stock prices, low                       67.13          67.13          58.00           60.13
--------------------------------------------------------------------------------------------------

(1) Second, third and fourth quarters include after-tax severance and facilities charges of $255.0 million, $31.8 million and $275.0 million, respectively.
(2) Second and fourth quarters include benefits of $110.5 million and $21.0 million, respectively, after tax, from reductions of the loss on discontinued products.
(3) Calculation of the earnings per common share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.
(4) Aetna Life and Casualty Company common shares through the date of the merger with U.S. Healthcare, Aetna Inc. common shares thereafter.