Form 10-K, Exhibit 13
period 1998-12-31
AETNA INC
filed 1999-02-26
CIK 1013761

                                                                      Exhibit 13

Selected Financial Data

(Millions, except per common share data)                                  1998          1997         1996         1995         1994
-----------------------------------------------------------------------------------------------------------------------------------
Premiums:
  Aetna U.S. Healthcare                                             $ 13,006.2     $10,844.6    $ 7,765.2    $ 5,949.7    $ 5,611.5
  Aetna Retirement Services                                              131.9         158.5        180.7        260.2        235.7
  Aetna International                                                  1,578.5       1,434.1      1,166.1      1,038.5        887.1
  Large Case Pensions                                                    122.7         155.0        214.1        244.4        123.5
-----------------------------------------------------------------------------------------------------------------------------------
Total premiums                                                        14,839.3      12,592.2      9,326.1      7,492.8      6,857.8
-----------------------------------------------------------------------------------------------------------------------------------
Net Investment Income, Fees and Other
  Income, and Net Realized Capital Gains (Losses):
  Aetna U.S. Healthcare                                                2,088.2       2,056.8      1,968.5      1,665.7      1,527.6
  Aetna Retirement Services                                            1,755.5       1,744.0      1,581.5      1,445.9      1,269.1
  Aetna International                                                    569.1         541.4        464.9        421.3        409.9
  Large Case Pensions                                                  1,228.5       1,467.5      1,761.5      2,004.0      2,120.8
  Corporate: Other                                                       123.5         138.3         98.0          9.7         (9.7)
-----------------------------------------------------------------------------------------------------------------------------------
Total net investment income, fees and other income,
  and net realized capital gains (losses)                              5,764.8       5,948.0      5,874.4      5,546.6      5,317.7
-----------------------------------------------------------------------------------------------------------------------------------
Total revenue                                                       $ 20,604.1     $18,540.2    $15,200.5    $13,039.4    $12,175.5
===================================================================================================================================
Income from continuing operations:
  Aetna U.S. Healthcare                                             $    431.0     $   453.8    $    58.7    $   286.0    $   341.7
  Aetna Retirement Services                                              300.0         257.1        186.2        198.0        159.1
  Aetna International                                                    136.0         142.4        109.9         86.6         71.2
  Large Case Pensions                                                    169.9         234.2        258.4         89.2         54.4
  Corporate: Interest                                                   (155.9)       (147.5)      (103.9)       (70.4)       (60.5)
             Other                                                       (32.9)        (38.9)      (304.2)      (115.5)      (156.5)
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                        848.1         901.1        205.1        473.9        409.4
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                               848.1         901.1        651.0        251.7        467.5
-----------------------------------------------------------------------------------------------------------------------------------
Net realized capital gains (losses), net of tax (included above)         134.9         198.4         85.9         29.5        (41.2)
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                         105,148.1      96,000.6     92,912.9     84,323.7     75,486.7
-----------------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                   2,521.2       2,346.2      2,380.0        989.1      1,079.2
-----------------------------------------------------------------------------------------------------------------------------------
Aetna-obligated mandatorily redeemable preferred
  securities of subsidiary limited liability company
  holding primarily debentures guaranteed by Aetna                       275.0         275.0        275.0        275.0        275.0
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                  11,388.9      11,195.4     10,889.7      7,272.8      5,503.0
-----------------------------------------------------------------------------------------------------------------------------------
Per Common Share Data:
Income from continuing operations
  Basic                                                             $     5.50     $    5.67    $    1.37    $    4.18    $    3.64
  Diluted                                                                 5.41          5.60         1.36         4.14         3.62
Net Income
  Basic                                                                   5.50          5.67         4.77         2.22         4.15
  Diluted                                                                 5.41          5.60         4.72         2.20         4.14

Dividends declared                                                         .80           .80         1.29         2.76         2.76
Shareholders' equity                                                     74.51         70.85        66.79        63.39        48.85
Market price at year end                                                 78.63         70.56        80.00        69.25        47.13
-----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for significant events affecting the comparability of current year results with 1997 and 1996 results.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations addresses the financial condition of Aetna Inc. and its subsidiaries (collectively, the "Company") as of December 31, 1998 and 1997, and its results of operations for 1998, 1997 and 1996. This Management's Discussion and Analysis should be read in its entirety, since it contains detailed information that is important to understand the Company's results and financial condition.

Overview

General

The Company's current operations include three core businesses --- Aetna U.S. Healthcare, Aetna Retirement Services and Aetna International. Aetna U.S. Healthcare provides a full spectrum of managed care, indemnity, other health and group insurance products. Aetna Retirement Services offers a range of financial services products including fixed and variable annuity contracts, investment advisory services, financial services and pension plan administrative services. Aetna International, through subsidiaries and joint venture operations, sells primarily life insurance, health insurance and financial retirement services products in markets outside of the United States. The Company also has a Large Case Pensions business which manages a variety of retirement products for defined benefit and defined contribution plans.

The Company sold its property-casualty operations on April 2, 1996. See Note 4 of Notes to Consolidated Financial Statements for a discussion of certain indemnifications and other information related to this sale.

Consolidated Results

The Company reported income from continuing operations of $848 million in 1998, $901 million in 1997 and $205 million in 1996. The 1998 results include a gain related to the sale of the domestic individual life insurance business of $64 million and Year 2000 costs of $108 million. Results also include a benefit of $29 million in 1997 and a charge of $588 million in 1996, primarily related to severance and facilities actions. Reductions of the reserve for loss on discontinued products for Large Case Pensions of $44 million in 1998, $108 million in 1997 and $132 million in 1996 also are included in net income. Excluding these factors and net realized capital gains, income from continuing operations would have been $714 million in 1998, $565 million in 1997 and $576 million in 1996.

Acquisition of the NYLCare Health Business

On July 15, 1998, the Company acquired New York Life Insurance Company's ("NYL") NYLCare health business ("NYLCare") for a purchase price of $1.05 billion in cash, subject to adjustment as provided in the transaction agreements. Originally, in addition to the cash purchase price, payments totaling up to $300 million (up to $150 million in each of two years) were potentially payable to the extent that predetermined earnings and membership targets in future periods were achieved (the "Earnout").

On January 29, 1999, the Company and NYL agreed to resolve all purchase price adjustments and obligations under the Earnout. Under this agreement, the Company paid NYL an additional $50 million to resolve such matters. As a result, the total purchase price is approximately $1.1 billion.

The Company funded the acquisition with cash made available from issuing additional commercial paper. The Company issued $300 million of debt in the fourth quarter of 1998 and expects to issue additional medium- or long-term fixed income securities in 1999, subject to market conditions, to replace some of the commercial paper.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Overview (Continued)

Since the closing, the Company's results have been affected by, among other things, the operating results of NYLCare, the costs of financing the transaction and the amortization of intangible assets (primarily goodwill) created by the transaction. The financing costs are reflected in the Corporate segment. See "Aetna U.S. Healthcare" and "Corporate," as well as Note 4 of Notes to Consolidated Financial Statements, for further discussion.

Agreement to Acquire Prudential Health Care Business

On December 9, 1998, the Company entered into definitive agreements with The Prudential Insurance Company of America to acquire the Prudential health care business ("PHC") for $1 billion. The Company currently expects to complete the acquisition in the second quarter of 1999. The acquisition is subject to approval by federal antitrust and state regulators, and other customary closing conditions.

The Company expects to finance the transaction by issuing $500 million of three-year senior notes to the seller and by using cash the Company expects to receive as a result of issuing additional commercial paper prior to the closing. The Company expects to issue additional fixed income securities to replace some of this commercial paper.

After the closing, the Company's results will be affected by, among other things, the operating results of the Prudential health care business, the costs of financing the transaction and the amortization of intangible assets (primarily goodwill) expected to be created as a result of the transaction. See "Aetna U.S. Healthcare" and "Corporate," as well as Note 4 of Notes to Consolidated Financial Statements, for further discussion.

Sale of Domestic Individual Life Insurance Business

On October 1, 1998, the Company sold its domestic individual life insurance business to Lincoln National Corporation ("Lincoln") for $1 billion in cash. The sale resulted in an after-tax gain of approximately $152 million. Since the principal agreement to sell this business was generally in the form of an indemnity reinsurance arrangement, the Company will defer approximately $88 million of the gain and will amortize it over approximately 15 years. The Company recognized $64 million of the gain in the 1998 fourth quarter for the portion that relates to the Company's agreement to provide Lincoln with access to the agency sales force and brokerage distribution channel.

In the 1998 fourth quarter, the Company used approximately $300 million of the sale proceeds to repay outstanding commercial paper incurred in connection with the NYLCare acquisition. The Company expects to use the remaining sale proceeds for general corporate purposes, including repayment of debt, internal growth, acquisitions and share repurchases. For more details about the transaction and the indemnity reinsurance arrangement, see "Aetna Retirement Services" and Note 4 of Notes to Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Aetna U.S. Healthcare

Operating Summary

(Millions)                                                            1998(1)       1997       1996(1)
---------------------------------------------------------------------------------------------------
Premiums                                                         $13,006.2     $10,844.6   $7,765.2
Net investment income                                                537.2         451.2      414.6

Fees and other income                                              1,476.1       1,463.9    1,495.9
Net realized capital gains                                            74.9         141.7       58.0
---------------------------------------------------------------------------------------------------
Total revenue                                                     15,094.4      12,901.4    9,733.7
---------------------------------------------------------------------------------------------------
Current and future benefits                                       11,161.5       9,239.2    6,622.4
Operating expenses                                                 2,752.0       2,479.2    2,351.5
Amortization of goodwill and other acquired intangible assets        381.3         362.9      169.4
Amortization of deferred policy acquisition costs                       .6          20.3       11.9
Severance and facilities charges (reserve reductions)                   --         (45.0)     453.0
---------------------------------------------------------------------------------------------------
Income before income taxes                                           799.0         844.8      125.5
Income taxes                                                         368.0         391.0       66.8
---------------------------------------------------------------------------------------------------
Net income (2)                                                   $   431.0     $   453.8   $   58.7
===================================================================================================
Net realized capital gains, net of tax (included above)          $    49.2     $    69.9   $   37.9
===================================================================================================

(1) Operating results include NYLCare since July 15, 1998 and U.S. Healthcare, Inc. ("U.S. Healthcare") since July 19, 1996.
(2) Net income for 1998 includes a net benefit from capitalizing internal-use software of $17.4 million.

Aetna U.S. Healthcare consists of the Health Risk business and the Group Insurance and Other Health business. Health products include health maintenance organization ("HMO"), point-of-service ("POS"), preferred provider organization ("PPO") and indemnity products. The Health Risk business includes health plans offered on an insured basis. The Group Insurance and Other Health business includes group life and disability insurance and long-term care insurance, offered on both an insured and employer-funded basis, and all health plans offered on an employer-funded basis. Under insured plans, the Company assumes all or a majority of health care cost, utilization, mortality, morbidity or other risk, depending on the product. Under employer-funded plans, the customer, and not the Company, assumes all or a majority of these risks.

Results

Aetna U.S. Healthcare's net income decreased $23 million in 1998 and increased $395 million in 1997. The 1998 results include costs related to Year 2000 of $64 million (after tax). The results also reflect benefits of $29 million in 1997 and expenses of $321 million in 1996, primarily related to severance and facilities actions (see "Severance and Facilities Charges"), and net realized capital gains in all three years. Excluding these items, results increased $92 million in 1998 while the 1997 results were comparable to 1996. These results reflect the inclusion of NYLCare since July 15, 1998 and the inclusion of U.S. Healthcare since July 19, 1996.

Net realized capital gains for 1997 include a $31 million after-tax gain from the sale of three subsidiaries. These businesses were sold primarily to more effectively focus health business resources. Net realized capital gains for 1996 include a $15 million after-tax gain from the sale of an HMO subsidiary. The earnings of these subsidiaries were not material to the results of Aetna U.S. Healthcare.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Aetna U.S. Healthcare (Continued)

The remainder of the Aetna U.S. Healthcare discussion compares actual results for 1998 to actual 1997 results and to 1996 results on a pro forma basis, as if the merger with U.S. Healthcare had occurred at the beginning of 1996.

Operating Summary

                                                                                              Pro forma(2)
(Millions)                                                              1998(1)      1997          1996
-------------------------------------------------------------------------------------------------------
Premiums                                                           $13,006.2    $10,844.6     $10,096.6
Net investment income                                                  537.2        451.2         441.3
Fees and other income                                                1,476.1      1,463.9       1,549.2
Net realized capital gains                                              74.9        141.7          52.5
-------------------------------------------------------------------------------------------------------
Total revenue                                                       15,094.4     12,901.4      12,139.6
-------------------------------------------------------------------------------------------------------
Current and future benefits                                         11,161.5      9,239.2       8,387.0
Operating expenses                                                   2,752.0      2,479.2       2,683.3
Amortization of goodwill and other acquired intangible assets          381.3        362.9         364.6
Amortization of deferred policy acquisition costs                         .6         20.3          11.9
Severance and facilities charges (reserve reductions)                     --        (45.0)        453.0
-------------------------------------------------------------------------------------------------------
Income before income taxes                                             799.0        844.8         239.8
Income taxes                                                           368.0        391.0         146.7
-------------------------------------------------------------------------------------------------------
Net income (3)                                                     $   431.0    $   453.8     $    93.1
=======================================================================================================
Net realized capital gains, net of tax (included above)            $    49.2    $    69.9     $    34.4
=======================================================================================================

(1)   Operating results include NYLCare since July 15, 1998.
(2) Represents financial information as though the merger with U.S. Healthcare occurred on January 1, 1996. The 1996 pro forma operating summary and information derived from the summary are not necessarily indicative of results of operations had the merger occurred at the beginning of 1996, nor are they necessarily indicative of future results.
(3) Net income for 1998 includes a net benefit from capitalizing internal-use software of $17.4 million.

In order to provide a comparison that management believes better reflects the underlying performance of Aetna U.S. Healthcare, the operating earnings discussion that follows excludes amortization of goodwill and other acquired intangible assets (including the goodwill associated with the U.S. Healthcare and NYLCare acquisitions), Year 2000 costs in 1998, the severance and facilities actions in 1997 and 1996, and net realized capital gains in all three years.

(Millions)                                   1998(1)(2)     1997(1)        1996(1)
-------------------------------------------------------------------------------
Operating earnings:
  Health Risk                             $ 407.7        $ 312.9        $ 461.9
  Group Insurance and Other Health          350.3          340.7          218.2
-------------------------------------------------------------------------------
Total Aetna U.S. Healthcare               $ 758.0        $ 653.6        $ 680.1
===============================================================================

Commercial HMO Medical Loss Ratio            82.1%          84.2%          79.3%
-------------------------------------------------------------------------------
Commercial HMO Premium PMPM               $134.68        $132.57        $130.89
-------------------------------------------------------------------------------
Commercial HMO Medical Cost PMPM          $110.61        $111.69        $103.83
-------------------------------------------------------------------------------

Medicare HMO Medical Loss Ratio              93.0%          93.4%          89.7%
-------------------------------------------------------------------------------
Medicare HMO Premium PMPM                 $474.67        $459.69        $437.34
-------------------------------------------------------------------------------
Medicare HMO Medical Cost PMPM            $441.63        $429.31        $392.14
-------------------------------------------------------------------------------

(1) Operating results include NYLCare since July 15, 1998 and U.S. Healthcare since July 19, 1996.
(2) Includes a net benefit from capitalizing internal-use software of $17.4 million in 1998.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Aetna U.S. Healthcare (Continued)

Health Risk

The increase in Health Risk earnings of $95 million for 1998 reflects favorable HMO results due to membership growth, premium rate increases, the impact of medical cost initiatives, higher net investment income and the acquisition of NYLCare. These increases were partially offset by lower Indemnity and PPO results and increased operating expenses related to customer service enhancements. The 1997 Health Risk earnings reflected significantly increased HMO medical costs, which more than offset the benefit of increased HMO membership and HMO premium rate increases. The 1997 HMO medical cost increases include a $103 million after-tax charge in the third quarter of 1997 for the re-estimation of HMO medical claims reserves, a majority of which relates to 1997 claims.

Commercial HMO premiums per member per month ("PMPM") increased 2% in 1998, when compared to 1997, and 1% in 1997, when compared to 1996. These increases were due to premium rate increases, offset in part by customers selecting lower premium plans and a shift in the geographic mix of membership growth.

Commercial HMO medical costs PMPM decreased by 1% in 1998, when compared to 1997, and increased 8% in 1997, when compared to 1996. The decrease in 1998 is due primarily to favorable results of medical cost initiatives, geographic mix and customer changes in benefit plans partially offset by higher pharmacy, physician and outpatient utilization. The increase in 1997 was primarily due to higher inpatient facility and physician costs.

The Commercial HMO medical loss ratio decreased in 1998, when compared to 1997, as growth in premiums due to rate increases exceeded increases in medical costs, reflecting the benefit of medical cost initiatives.

Medicare HMO premiums PMPM increased by 3% in 1998, when compared to 1997, and 5% in 1997, when compared to 1996, due to Health Care Financing Administration ("HCFA") rate increases and increases in supplemental premiums.

Medicare HMO medical costs PMPM increased by 3% in 1998 when compared to 1997 and 10% in 1997 when compared to 1996. The higher medical costs in 1998 were primarily due to higher pharmacy, physician and outpatient utilization and medical cost inflation. The higher medical costs were partially offset by the impact of the NYLCare acquisition, geographic mix and benefit changes. The higher medical costs in 1997 were primarily due to higher inpatient facility, physician and pharmacy costs.

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

Group Insurance and Other Health

Group Insurance and Other Health results for 1998 reflect higher net investment income and the acquisition of NYLCare. Results include comparable favorable developments in claim benefit reserve estimates for life and disability products in both 1998 (including the NYLCare group business) and 1997. Results in 1997 also reflect increased product sales, higher administrative service contract fees resulting from rate increases and changes in product mix and lower operating expenses as a percentage of revenue due to continued cost reduction efforts.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Aetna U.S. Healthcare (Continued)

Membership

Aetna U.S. Healthcare's membership was as follows:

                                     December 31, 1998 (1)              December 31, 1997
                                 ----------------------------      ----------------------------
(Thousands)                       Risk    Nonrisk       Total       Risk    Nonrisk       Total
-----------------------------------------------------------------------------------------------
HMO
  Commercial (2)                 5,104        640       5,744      3,642        584       4,226
  Medicare                         535         --         535        382         19         401
  Medicaid                         132         --         132         98         --          98
-----------------------------------------------------------------------------------------------
    Total HMO                    5,771        640       6,411      4,122        603       4,725
POS (2)                            261      2,509       2,770        310      2,473       2,783
PPO                              1,089      2,943       4,032        609      3,012       3,621
Indemnity                          182      2,270       2,452        294      2,311       2,605
-----------------------------------------------------------------------------------------------
    Total Health Membership      7,303      8,362      15,665      5,335      8,399      13,734
===============================================================================================
Group Insurance: (3)
  Group Life                                            9,769                             9,822
  Disability                                            2,592                             2,559
  Long-Term Care                                           91                                97
-----------------------------------------------------------------------------------------------

(1) Health membership for NYLCare at the date of acquisition was 2,117 members including 1,186 Commercial HMO risk, 111 Medicare HMO risk, 56 Medicaid HMO risk, 135 HMO nonrisk, 452 PPO risk and 177 PPO nonrisk. Group Insurance NYLCare membership at the date of acquisition was 791 members.
(2) Commercial HMO includes POS members who access primary care physicians and referred care through an HMO network of 1,329 at December 31, 1998 and 885 at December 31, 1997.
(3) Group Insurance membership as of December 31, 1997 reflects improved data as a result of the conversion to a new membership reporting system. December 31, 1997 membership reflects adjustments which continued to occur through the first quarter of 1998, as applied to December 31, 1997 membership previously reported. Many Group Insurance members participate in more than one type of Aetna U.S. Healthcare coverage and are counted in each.

Total Health membership as of December 31, 1998 increased by approximately 2 million members when compared to December 31, 1997 due to the acquisition of NYLCare. Excluding the impact of the NYLCare acquisition, the membership increases in Commercial HMO, Medicare HMO, and POS were more than offset by declines in Indemnity and PPO enrollment. Total HMO membership as of December 31, 1998 increased by 1.7 million members, or 36%, when compared to December 31, 1997.

Total Revenue and Expense

Aetna U.S. Healthcare's revenues increased by $2.3 billion in 1998 and $1.0 billion in 1997, excluding revenue in 1996 associated with investments in primary care physician practices, as well as premiums related to the Civilian Health and Medical Program of the Uniformed Services ("CHAMPUS") contract, which was not renewed, revenue related to certain Medicare administrative services no longer provided by Aetna U.S. Healthcare and also excluding net realized capital gains. 1998 revenue growth was primarily due to the acquisition of NYLCare, as well as premium rate increases and membership growth in Commercial and Medicare HMO and POS products, partially offset by lower Indemnity and PPO membership. Also during 1998, Aetna U.S. Healthcare recorded higher investment income due to a higher investment portfolio balance (including the acquired assets of NYLCare), a shift in strategy to higher yielding investments and an increase in equity partnership income.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Aetna U.S. Healthcare (Continued)

Aetna U.S. Healthcare's operating expenses increased by $333 million, or 14% in 1998, and decreased $14 million, or .6% in 1997, excluding operating expenses in 1996 associated with investments in primary care physician practices, as well as operating expenses related to CHAMPUS and certain Medicare administrative services no longer provided by Aetna U.S. Healthcare. The increase in 1998 reflects the acquisition of NYLCare, as well as HMO membership increases, customer service enhancements and costs related to Year 2000. However, operating expenses as a percentage of revenue decreased from 1997. The decrease in 1997 reflects the impact of continuing cost reduction efforts, which also resulted in a reduction in operating expenses as a percentage of revenue.

Agreement to Acquire Prudential Health Care Business

On December 9, 1998, the Company entered into an agreement to acquire the Prudential health care business. Included in the acquisition are the Prudential health care HMO, POS, PPO and Indemnity health lines, as well as its dental business. At December 31, 1998, the Prudential health care business had approximately 6.2 million health members and 8 million dental members. See "Overview" for a further discussion of the purchase.

Outlook

With the increased importance of managed care to the Company, the ability to profitably grow the managed care risk business and obtain adequate pricing in an increasingly competitive environment, while effectively managing medical costs and operating expenses, is of critical importance.

Premiums in the Health Risk business are generally fixed by contract for one-year periods and, accordingly, costs in excess of those reflected in pricing cannot be recovered by prospectively or retrospectively raising premiums during the year.

For 1999, the Company is targeting commercial premium increases that seek to maintain or enhance margin. The Company is attempting to improve profitability by increasing premiums and by addressing cost increases in its contracting with providers and through other cost management efforts. However, the 1999 premium rate increases set by the federal government for Medicare risk products averaged approximately 2%, which the Company believes will be below the rate of medical cost inflation. In an effort to improve its medical loss ratio, the Company has made plan benefit changes and added premiums for supplemental benefits. In addition, the Company has exited certain Medicare markets as of January 1, 1999. The Company will continue to review the profitability of the Medicare business in certain markets. There can be no assurances, however, that any premium increases, benefit changes, or cost savings achieved through recontracting will be sufficient to offset the increases in medical costs, as well as any increases in other operating costs, due to potential governmental action (including rate decreases or reduction of rate increases), business conditions (including intensification of competition) and other factors.

Results for the Group Insurance and Other Health businesses are only expected to be level or to increase slightly in 1999. See "Regulatory Environment" and "Forward-Looking Information/Risk Factors" for information regarding other important factors that may materially affect Aetna U.S. Healthcare.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Aetna Retirement Services

Operating Summary

(Millions)                                                        1998(1)      1997         1996
------------------------------------------------------------------------------------------------
Premiums (2)                                                 $   131.9    $   158.5    $   180.7
Net investment income                                          1,024.5      1,114.7      1,086.7
Fees and other income                                            728.0        591.7        467.7
Net realized capital gains                                         3.0         37.6         27.1
------------------------------------------------------------------------------------------------
Total revenue                                                  1,887.4      1,902.5      1,762.2
------------------------------------------------------------------------------------------------
Current and future benefits (2)                                  918.2      1,034.1      1,035.9
Operating expenses                                               407.1        385.6        337.5
Amortization of deferred policy acquisition costs                128.3        110.6         74.3
Severance and facilities charge, net                               1.5           --         49.0
------------------------------------------------------------------------------------------------
Income before income taxes                                       432.3        372.2        265.5
Income taxes                                                     132.3        115.1         79.3
------------------------------------------------------------------------------------------------
Net income (3)                                               $   300.0    $   257.1    $   186.2
================================================================================================
Net realized capital gains, net of tax (included above)      $     2.0    $    24.2    $    17.8
================================================================================================
Deposits not included in premiums above:
  Annuities - fixed options                                  $ 1,125.6    $ 1,191.4    $ 1,362.3
  Annuities - variable options                                 3,642.7      3,291.2      2,759.3
  Individual life insurance                                      374.2        486.4        443.2
------------------------------------------------------------------------------------------------
    Total                                                    $ 5,142.5    $ 4,969.0    $ 4,564.8
================================================================================================
Assets under management:(4)
  Annuities - fixed options                                  $12,131.1    $12,056.3    $11,692.4
  Annuities - variable options (5)                            25,527.0     20,076.9     14,468.1
  Other investment advisory (6)                               14,268.6     10,069.0      3,288.1
------------------------------------------------------------------------------------------------
    Financial services                                        51,926.7     42,202.2     29,448.6
  Individual life insurance                                       --        2,749.9      2,614.1
------------------------------------------------------------------------------------------------
    Total                                                    $51,926.7    $44,952.1    $32,062.7
================================================================================================

(1) Operating results reflect the operations of the individual life business through the sale date of October 1, 1998.
(2) Includes $56.8 million in 1998, $59.1 million in 1997 and $71.8 million in 1996, for annuity premiums on contracts converting from the accumulation phase to payout options with life contingencies.
(3) Net income for 1998 includes a net benefit from capitalizing internal-use software of $8.6 million.
(4) Excludes net unrealized capital gains of $496.9 million at December 31, 1998, $551.6 million at December 31, 1997 and $366.0 million at December 31, 1996.
(5) Includes $7,467.5 million at December 31, 1998, $5,069.9 million at December 31, 1997 and $4,633.2 million at December 31, 1996, related to assets invested through Aetna Retirement Services' ("ARS") products in unaffiliated mutual funds.
(6) The December 31, 1997 balance includes the transfer of $4,078.5 million of assets under management that were previously reported in the Large Case Pensions segment, reflecting the consolidation of the Company's investment advisory services and migration of certain other pension products that complement ARS' business strategy.

ARS offers financial services products, including fixed and variable annuity contracts, investment advisory services, financial planning services and pension plan administrative services. ARS' domestic individual life insurance business was sold on October 1, 1998.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Aetna Retirement Services (Continued)

ARS' net income increased $43 million in 1998 and $71 million in 1997. ARS' 1998 net income includes Year 2000 costs of $23 million and a gain related to the sale of the Life business of $64 million (included in fees and other income) for access to the agency sales force and brokerage distribution channel. Results also include a net after-tax severance and facilities charge of $1 million in 1998 and $32 million in 1996. (See Note 9 of Notes to Consolidated Financial Statements for additional information.) Excluding these factors and net realized capital gains in all three years, ARS' results, as shown below, increased $25 million in 1998, $33 million in 1997 and $29 million in 1996.

(Millions)                                    1998(1)        1997           1996
--------------------------------------------------------------------------------
Financial services                          $186.5         $157.8         $120.7
Individual life insurance                     71.5           75.1           79.5
--------------------------------------------------------------------------------
  Total                                     $258.0         $232.9         $200.2
================================================================================

(1) Reflects the operations of the individual life business through the sale date of October 1, 1998.

The increases in 1998 and 1997 earnings for financial services primarily reflect increased fee income from higher levels of assets under management. Assets under management increased by 23% in 1998 and 29% in 1997, excluding assets under management that were previously reported in the Large Case Pensions segment. Assets under management grew primarily because of appreciation in the stock market and additional net deposits (i.e., deposits less surrenders) and, in 1997, the inclusion of assets from the acquisition of Financial Network Investment Corporation ("FNIC") (discussed below). Operating expenses as a percentage of assets under management declined in both years.

Premiums relate to traditional life insurance and annuity products containing life contingencies. Premiums decreased by $27 million in 1998, following a decrease of $22 million in 1997. The decrease in 1998 was due to the sale of the domestic individual life insurance business on October 1, 1998. The decrease in 1997 was due to a shift from annuity products containing life contingencies to annuity products not involving life contingencies, and in part, from ceasing to write structured settlement business.

Annuity deposits increased 6% in 1998 and 9% in 1997, reflecting business growth. Life deposits decreased by 23% in 1998 due to the sale of the Life business on October 1, 1998 and increased 10% in 1997, reflecting business growth.

Of the $12.1 billion at December 31, 1998 and December 31, 1997 and $11.7 billion at December 31, 1996 of fixed annuity assets under management, 25% were fully guaranteed and 75% were experience rated. The average earned rate on investments supporting fully guaranteed investment contracts was 7.6%, 7.8% and 7.9%, and the average earned rate on investments supporting experience rated investment contracts was 7.8%, 7.9% and 8.0% for the years ended December 31, 1998, 1997 and 1996. The average credited rate on fully guaranteed investment contracts was 6.5%, 6.6% and 6.7%, and the average credited rate on experience rated investment contracts was 5.8%, 5.9% and 6.0% for the years ended December 31, 1998, 1997 and 1996. The resulting interest margins on fully guaranteed investment contracts were 1.1%, 1.2% and 1.2% and on experience rated investment contracts was 2.0% for the years ended December 31, 1998, 1997 and 1996.

In 1997, in connection with the Company's efforts to expand its financial planning business, the Company acquired FNIC. FNIC is a broker/dealer licensed in all 50 states and includes more than 2,591 registered representatives and 179 branch offices in 36 states. The purchase price was not material to the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Aetna Retirement Services (Continued)

Sale of Domestic Individual Life Insurance Business

The Company's sale of its domestic individual life insurance business to Lincoln on October 1, 1998 included approximately $50 billion of individual life insurance in force, as well as access to the agency sales force and brokerage distribution channel. The transaction was generally in the form of an indemnity reinsurance arrangement and covers the following lines of insurance: traditional life, universal life, participating life, sponsored life and corporate-owned life insurance and pension life. Pension life results, which are reported in Financial Services, are not material to ARS' results and, therefore, are not included below. Revenues from the business lines sold were $399 million for 1998 through the sale date, $553 million for 1997 and $538 million for 1996. See "Overview" and Note 4 of Notes to Consolidated Financial Statements for further discussion of the sale.

Outlook

ARS' strategy is to increase assets under management and improve profitability by focusing on strategic markets and products in the financial services business. In doing so, ARS may take a variety of actions intended to improve its investment and product management, marketing, distribution and customer service. ARS also may seek acquisitions or divestitures in order to align its businesses with strategic and financial targets or build scale.

See "Forward-Looking Information/Risk Factors" for information regarding other important factors that may materially affect ARS.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Aetna International

Operating Summary

(Millions)                                                                1998         1997        1996
-------------------------------------------------------------------------------------------------------
Premiums                                                              $1,578.5     $1,434.1    $1,166.1
Net investment income (1)                                                459.8        384.4       334.2
Fees and other income                                                    138.2        140.3       124.2
Net realized capital gains (losses)                                      (28.9)        16.7         6.5
-------------------------------------------------------------------------------------------------------
Total revenue                                                          2,147.6      1,975.5     1,631.0
-------------------------------------------------------------------------------------------------------
Current and future benefits                                            1,336.6      1,206.3       996.8
Operating expenses                                                       505.6        462.0       377.2
Interest expense                                                          11.1          7.8         8.2
Amortization of goodwill and other acquired intangible assets             16.0         16.3         3.0
Amortization of deferred policy acquisition costs                         86.4         86.6        73.9
-------------------------------------------------------------------------------------------------------
Income before income taxes                                               191.9        196.5       171.9
Income taxes                                                              55.9         54.1        62.0
-------------------------------------------------------------------------------------------------------
Net income (2)                                                        $  136.0     $  142.4    $  109.9
=======================================================================================================
Net realized capital gains (losses), net of tax (included above)      $  (22.2)    $   13.7    $    4.4
=======================================================================================================

(1) Includes $96.5 million in 1998, $51.5 million in 1997 and $16.8 million in 1996 of earnings from Aetna International subsidiaries that are carried on the equity basis.
(2) Net income for 1998 includes a net benefit from capitalizing internal-use software of $2.0 million.

Aetna International, through subsidiaries and joint venture affiliates, sells primarily life insurance and health insurance and financial retirement services products in markets outside of the United States.

Earnings by major geographic location, excluding Year 2000 costs in 1998 and net realized capital gains or losses in all three years, are as follows:

(Millions)                               1998             1997             1996
-------------------------------------------------------------------------------
Asia Pacific (1)                       $ 65.2           $ 55.7           $ 53.8
Americas (2)                            112.9             83.0             59.1
Other (3)                               (12.4)           (10.0)            (7.4)
-------------------------------------------------------------------------------
Total                                  $165.7           $128.7           $105.5
===============================================================================

(1) Includes China, Hong Kong, Indonesia, Malaysia, New Zealand, Philippines, Taiwan and Thailand.
(2)   Includes Argentina, Brazil, Canada, Chile, Mexico, Peru and Venezuela.
(3)   Includes general and other miscellaneous expenses.

Aetna International's net income decreased $6 million in 1998 and increased $33 million in 1997. Results in 1998 include Year 2000 costs of $8 million. Excluding Year 2000 costs and net realized capital gains or losses, earnings increased $37 million in 1998 and $23 million in 1997. Results in 1998 primarily reflect earnings growth from the Company's operations in Brazil, which were acquired in April 1997, as well as from operations in Taiwan, Canada and the Mexican pension business. These results were offset in part by other Mexican operations and an overall weakening of foreign currencies versus the U.S. dollar. Results in 1997 primarily reflect the Company's operations in Brazil, earnings growth in Taiwan and Canada and favorable investment performance in certain Asia Pacific and Latin American businesses. This earnings growth was partially offset by increased losses related to start-up operations, primarily those in the Philippines and Argentina, and fourth quarter weakening of foreign currencies in Asia.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Aetna International (Continued)

Premiums in 1998 were 10% higher than in 1997, following a 23% increase in 1997 premiums as compared with 1996. The premium growth rate in 1998 was adversely affected by the overall weakening of foreign currencies versus the U.S. dollar. The increases in premiums in 1997 were primarily due to increased insurance product sales in Taiwan and Chile.

During 1998, Aetna International continued to grow with new and expanded presence in China, Chile, Thailand, Venezuela and New Zealand. In January 1999, Aetna International also acquired the largest health care company in Argentina and entered into a pension joint venture in Poland. See Note 4 of Notes to Consolidated Financial Statements for additional information.

Outlook

Aetna International seeks to invest in emerging markets outside the U.S. that have the potential for attractive long-term returns. The Company also explores opportunities for additional investments, or divestitures, where appropriate, in certain mature markets where it currently has a presence. These investments are generally made through the acquisition of part or all of an existing company or a start-up investment.

Brazil has recently experienced a significant devaluation in its currency which could also have a broader impact on growth in Latin America. Currency devaluations in Brazil, or the Company's other established operations, could adversely affect operating earnings when translated into U.S. dollars. This effect may be offset somewhat by increased interest rate returns on investments resulting from the economic conditions that lead to the devaluation. In addition, currency devaluation could reduce losses from start-up operations when translated into U.S. dollars.

See "Forward-Looking Information/Risk Factors" for information regarding other important factors that may materially affect Aetna International.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Large Case Pensions

Operating Summary

(Millions)                                                        1998          1997          1996
--------------------------------------------------------------------------------------------------
Premiums                                                     $   122.7     $   155.0     $   214.1
Net investment income                                          1,152.5       1,408.7       1,649.2
Fees and other income (1)                                         18.5          28.1          81.4
Net realized capital gains                                        57.5          30.7          30.9
--------------------------------------------------------------------------------------------------
Total revenue                                                  1,351.2       1,622.5       1,975.6
--------------------------------------------------------------------------------------------------
Current and future benefits                                    1,122.4       1,372.4       1,723.6
Operating expenses (1)                                            24.4          34.8          58.6
Reductions of loss on discontinued products                      (68.0)       (172.5)       (202.3)
--------------------------------------------------------------------------------------------------
Income before income taxes                                       272.4         387.8         395.7
Income taxes                                                     102.5         153.6         137.3
--------------------------------------------------------------------------------------------------
Net income                                                   $   169.9     $   234.2     $   258.4
==================================================================================================
Net realized capital gains, net of tax (included above)      $    37.4     $    20.8     $    20.8
==================================================================================================
Deposits not included in premiums above:
  Fully guaranteed discontinued products                     $    17.7     $    14.0     $    17.7
  Experience rated                                               251.3         735.4         789.0
  Nonguaranteed                                                  950.2         849.2         975.1
--------------------------------------------------------------------------------------------------
    Total                                                    $ 1,219.2     $ 1,598.6     $ 1,781.8
==================================================================================================
Assets under management: (1) (2)
  Fully guaranteed discontinued products                     $ 6,737.9     $ 7,548.9     $ 8,477.1
  Experience rated                                             9,546.9      11,114.7      16,103.2
  Nonguaranteed                                               12,120.0      11,070.2      10,749.3
--------------------------------------------------------------------------------------------------
    Total                                                    $28,404.8     $29,733.8     $35,329.6
==================================================================================================

(1) 1997 includes $7.0 million of fees and other income and $1.8 million of operating expenses and, at December 31, 1997, assets of $285.2 million that are currently reported in the ARS segment. 1996 includes $15.7 million of fees and other income and $12.7 million of operating expenses and, at December 31, 1996, assets of $3,608.0 million that are currently reported in the ARS segment. This reflects the consolidation of the Company's investment advisory services and certain other products that complement ARS' business strategy.
(2) Excludes net unrealized capital gains of $621.0 million at December 31, 1998, $645.4 million at December 31, 1997 and $321.4 million at December 31, 1996.

The Large Case Pensions segment manages a variety of retirement products (including pension and annuity products) primarily for defined benefit and defined contribution plans. These products provide a variety of funding and benefit payment distribution options and other services. Certain products provide investment guarantees.

Large Case Pensions' net income decreased $64 million in 1998 and $24 million in 1997. Primarily as a result of favorable investment performance during 1998, the Company released $44 million (after tax) of the reserve related to discontinued products. Also, as a result of continued favorable developments in real estate markets, the Company released $108 million (after tax) in 1997 and $132 million (after tax) in 1996 of the reserve related to discontinued products. Large Case Pensions' earnings, excluding Year 2000 costs of approximately $1 million (after tax) in 1998, the reductions of the reserve for loss on discontinued products and net realized capital gains in all three years decreased $15 million in 1998 and decreased slightly in 1997. The 1998 and 1997 decreases continue to reflect the redeployment of capital supporting this business and the consolidation into the ARS segment of certain products and services, partially offset by lower expenses in both years.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Large Case Pensions (Continued)

Assets under management decreased during 1998 and 1997. The 1998 and 1997 decreases primarily resulted from the continuing runoff of underlying liabilities and consolidation into the ARS segment of the Company's investment advisory services and certain other products that complement ARS' business strategy.

General account assets supporting experience rated products (where the customer, not the Company, assumes investment and other risks) may be subject to participant or contractholder withdrawal. Experience rated contractholder and participant withdrawals and transfers were as follows (excluding contractholder transfers to other Company products):

(Millions)                                                                     1998      1997        1996
---------------------------------------------------------------------------------------------------------
Scheduled contract maturities and benefit payments (1)                       $935.5    $905.0    $1,089.1
Contractholder withdrawals other than scheduled contract maturities and
  benefit payments (2)                                                       $431.8    $358.1    $  506.2
Participant withdrawals (2)                                                  $ 98.3    $130.0    $  170.8
---------------------------------------------------------------------------------------------------------

(1) Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.
(2) At December 31, 1998, approximately $1.3 billion of experience rated pension contracts allowed for unscheduled contractholder withdrawals, subject to timing restrictions and formula-based market value adjustments. Further, approximately $2.7 billion of such contracts supported by general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants, without market value adjustment.

Outlook

Large Case Pensions' earnings are expected to continue to decline in 1999 as reductions in investment income on capital supporting maturing obligations are redeployed to other businesses of the Company.

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

Results of operations of discontinued products, including net realized capital gains or losses, are credited or charged to the reserve for anticipated losses. The Company's results of operations would be adversely affected to the extent that future losses on the products are greater than anticipated and positively affected to the extent future losses are less than anticipated. Management reviews the adequacy of the discontinued products reserve quarterly and, as a result, $68 million (pretax) of the reserve was released in 1998, primarily due to favorable investment performance. Similar reviews resulted in the Company's release of $173 million (pretax) in 1997 and $202 million (pretax) in 1996 of the reserve due to continued favorable developments in real estate markets. The current reserve reflects management's best estimate of anticipated future losses.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Large Case Pensions (Continued)

The results of discontinued products were as follows:

(Millions)                                                                       1998       1997      1996
----------------------------------------------------------------------------------------------------------
Interest margin (1)                                                            $(22.7)    $ 15.1    $ 26.3
Net realized capital gains (2)                                                   75.8      175.4      79.2
Interest earned on receivable from continuing products                           22.4       21.5      29.7
Other, net                                                                        3.6        2.8      16.3
----------------------------------------------------------------------------------------------------------
Results of discontinued products, after tax                                    $ 79.1     $214.8    $151.5
==========================================================================================================
Results of discontinued products, pretax                                       $130.4     $337.4    $230.3
==========================================================================================================
Net realized capital gains from sales of bonds, after tax, included above      $ 52.5     $ 36.6    $  7.7
==========================================================================================================

(1) The interest margin is the difference between earnings on invested assets and interest credited to contractholders.
(2) 1998 includes net realized capital gains of $27.9 million related to continued favorable developments in real estate markets. 1997 includes net realized capital gains of $100.4 million related to continued favorable developments in real estate markets (including gains of $24.3 million related to the securitization of commercial mortgage loans), as well as $37.3 million resulting from the sale of investments in order to meet liquidity needs. 1996 includes net realized capital gains of $72.7 million related to favorable developments in real estate markets.

Total assets supporting discontinued products and the reserve include a receivable from continuing products of $493 million (after tax) at December 31, 1998 and $515 million (after tax) at December 31, 1997. Interest income accrues on this receivable at the discount rate used to calculate the reserve.

The activity in the reserve for anticipated future losses on discontinued products was as follows (pretax):

(Millions)
-------------------------------------------------------------------------------
Reserve at December 31, 1995                                           $  958.8
  Results of discontinued products                                        230.3
  Reserve reduction                                                      (202.3)
-------------------------------------------------------------------------------
Reserve at December 31, 1996                                              986.8
  Results of discontinued products                                        337.4
  Reserve reduction                                                      (172.5)
-------------------------------------------------------------------------------
Reserve at December 31, 1997                                            1,151.7
  Results of discontinued products                                        130.4
  Reserve reduction                                                       (68.0)
-------------------------------------------------------------------------------
Reserve at December 31, 1998                                           $1,214.1
===============================================================================

Distributions on discontinued products were as follows:

(Millions)                                                               1998        1997        1996
-----------------------------------------------------------------------------------------------------
Scheduled contract maturities, settlements and benefit payments      $1,433.5    $1,683.1    $2,609.0
Participant directed withdrawals                                     $   21.4    $   36.4    $   52.0
-----------------------------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Large Case Pensions (Continued)

Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.

At December 31, 1998, scheduled maturities, future benefit payments and other expected payments, including future interest, were as follows:

(Millions)
--------------------------------------------------------------------------------
1999                                                                    $1,255.0
2000                                                                       895.7
2001                                                                       816.8
2002                                                                       674.4
2003                                                                       531.7
2004 -- 2008                                                             2,273.0
2009 -- 2013                                                             1,966.3
2014 -- 2018                                                             1,583.6
2019 -- 2023                                                             1,182.9
Thereafter                                                               2,097.7
--------------------------------------------------------------------------------

See Note 10 of Notes to Consolidated Financial Statements and "General Account Investments" for additional information.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Corporate

Operating Summary

(Millions, after tax)                                 1998       1997       1996
--------------------------------------------------------------------------------
Interest expense                                    $155.9     $147.5     $103.9
--------------------------------------------------------------------------------
Other expense:
  Severance and facilities charges (1)              $   --     $   --     $235.5
  Other operating expenses, net                      106.7      108.7      110.5
  Interest income on life sale (1998) and
    property-casualty sale (1996) proceeds            (5.3)        --      (36.8)
Net realized capital gains (2)                       (68.5)     (69.8)      (5.0)
--------------------------------------------------------------------------------
  Total other expense                               $ 32.9     $ 38.9     $304.2
================================================================================

(1) See Note 9 of Notes to Consolidated Financial Statements for additional information.
(2) After-tax net realized capital gains in 1998 include gains of $74.4 million related to the sale of the Company's remaining investment in Travelers Property Casualty Corporation ("TPCC"). After-tax net realized capital gains in 1997 include gains of $98.1 million related to sales of portions of the Company's investment in TPCC offset by an after-tax realized capital loss of $28.6 million related to the write-down of certain properties that the Company had classified as held for sale.

The Corporate segment includes interest expense and other expenses that are not directly related to the Company's business segments. "Other expense" includes corporate expenses, such as staff area expenses, advertising and contributions, which are partially offset by net investment income.

The 1998 increase in interest expense primarily results from additional debt incurred in connection with the NYLCare acquisition. The 1997 increase in interest expense primarily results from additional debt incurred in connection with the U.S. Healthcare merger.

Included in other operating expenses are Year 2000 costs of $11 million for 1998. Other operating expenses were comparable in 1998 and 1997.

Outlook

The Company continues to review its cost structure, in particular its corporate operating expenses, for possible efficiencies and costs savings.

Interest expense is expected to increase in 1999 as a result of the additional debt that will be incurred to finance the Prudential acquisition.

See "Forward-Looking Information/Risk Factors" for information regarding other important factors that may materially affect the Company.

Severance and Facilities Charges

During 1996, the Company established severance and facilities reserves of $865 million (pretax) in the Aetna U.S. Healthcare, ARS and Corporate segments to reflect the integration of the health businesses and certain other actions taken or to be taken in order to make its businesses more competitive. During 1997, the Company reduced the Aetna U.S. Healthcare severance and facilities reserve by $45 million (pretax) due to higher attrition than was contemplated in the establishment of the reserve. See Note 9 of Notes to Consolidated Financial Statements for additional information.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

General Account Investments

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

Total Investments

                                                           December 31,
                                                  ------------------------------
(Millions)                                             1998                 1997
--------------------------------------------------------------------------------
Debt securities                                   $32,180.8            $34,245.0
Equity securities                                     800.5              1,041.4
Short-term investments                                942.2              1,003.9
Mortgage loans                                      3,553.0              4,207.8
Real estate                                           270.3                369.5
Policy loans                                          458.7                746.9
Other                                               1,264.5                947.4
--------------------------------------------------------------------------------
Total investments                                 $39,470.0            $42,561.9
================================================================================

Debt Securities

Available for sale debt securities represented 82% of the Company's total general account invested assets at December 31, 1998 and 80% at December 31, 1997 and supported the following types of businesses:

(Millions)                                                 1998             1997
--------------------------------------------------------------------------------
Supporting discontinued products                      $ 5,890.5        $ 6,471.4
Supporting experience rated products                   13,197.3         15,322.8
Supporting remaining products                          13,093.0         12,450.8
--------------------------------------------------------------------------------
Total debt securities                                 $32,180.8        $34,245.0
================================================================================

Debt securities reflect net unrealized capital gains of $1.5 billion at December 31, 1998 compared with $1.6 billion at December 31, 1997. Of the net unrealized capital gains at December 31, 1998, $362 million relate to assets supporting discontinued products and $576 million relate to experience rated pension contractholders.

The debt securities in the Company's portfolio are generally rated by external rating agencies, and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. The Company's investments in debt securities had an average quality rating of A+ as of December 31, 1998 and AA- as of December 31, 1997, (33% were AAA at December 31, 1998 and 36% were AAA at December 31, 1997). "Below investment grade" debt securities carry a rating of below BBB-/Baa3 and represent 6% of the portfolio at December 31, 1998 and December 31, 1997, of which 51% at December 31, 1998 and 62% at December 31, 1997 support discontinued and experience rated products. See Note 5 of Notes to Consolidated Financial Statements for disclosures related to debt securities by market sector.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

General Account Investments (Continued)

Residential Collateralized Mortgage Obligations

Included in the Company's debt securities are residential collateralized mortgage obligations ("CMOs") of $2.0 billion at December 31, 1998 and $2.7 billion at December 31, 1997. There are various categories of CMOs that are subject to different degrees of risk from changes in interest rates and, for nonagency-backed CMOs, defaults. Approximately 67% of the Company's residential CMO holdings were backed by government agencies, such as GNMA, FNMA and FHLMC, at December 31, 1998 and 76% at December 31, 1997. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the repayment of principal from the underlying mortgages either earlier or later than originally anticipated. At December 31, 1998, approximately 2% and at December 31, 1997, approximately 3% of the Company's CMO holdings were invested in amounts that are subject to more prepayment and extension risk than traditional CMOs (such as interest- or principal-only strips).

Mortgage Loans

At December 31, 1998 and 1997, the Company's mortgage loan investments, net of impairment reserves, supported the following types of businesses:

(Millions)                                                 1998             1997
--------------------------------------------------------------------------------
Supporting discontinued products                       $  754.2         $  976.9
Supporting experience rated products                    1,183.3          1,671.9
Supporting remaining products                           1,615.5          1,559.0
--------------------------------------------------------------------------------
Total mortgage loans                                   $3,553.0         $4,207.8
================================================================================

During 1998, the Company continued to manage its mortgage loan portfolio to reduce the balance in absolute terms, relative to invested assets, and to reduce its overall risk. The $655 million decrease during 1998 in the total mortgage loan portfolio primarily reflects loan prepayments and repayments of maturing loans. In December 1997, the Company completed the sale and securitization of approximately $803 million of commercial mortgage loans primarily supporting discontinued fully guaranteed large case pension products, and retained approximately $210 million of subordinate and residual certificates that were classified as available-for-sale debt securities. The net proceeds from the sale were approximately $635 million. Realized capital gains on the sale and securitization were approximately $42 million (pretax), of which $37 million (pretax) was recorded as part of the reserve for anticipated future losses on discontinued products.

Problem, restructured and potential problem loans included in mortgage loans were $301 million at December 31, 1998 and $388 million at December 31, 1997, of which 86% at December 31, 1998 and 84% at December 31, 1997 support discontinued and experience rated products. Specific impairment reserves on these loans were $48 million at December 31, 1998 and $51 million at December 31, 1997. See Note 5 of Notes to Consolidated Financial Statements for additional information.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

General Account Investments (Continued)

Mortgage Loans (Continued)

At December 31, 1998 scheduled mortgage loan principal repayments were as follows:

(Millions)
--------------------------------------------------------------------------------
1999                                                                    $  418.4
2000                                                                       444.5
2001                                                                       121.6
2002                                                                       178.5
2003                                                                       647.7
Thereafter                                                               1,806.3
--------------------------------------------------------------------------------

Risk Management and Market Sensitive Instruments

The Company regularly evaluates the appropriateness of investments relative to its management approved investment guidelines (and operates within those guidelines) and the business objective of the portfolios. The Company manages interest rate risk by seeking to maintain a tight duration band, while credit risk is managed by seeking to maintain high average quality ratings and diversified sector exposure within the debt securities portfolio. In connection with its investment and risk management objectives, the Company also uses financial instruments whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), duration, exchange rates, prepayment rates, equity markets or credit ratings/spreads.

The Company's use of derivatives is generally limited to hedging purposes and has principally consisted of using interest rate swap agreements, futures contracts, warrants, foreign exchange forward contracts, currency swap agreements and written options to hedge interest rate, equity price and foreign exchange risks. These instruments, viewed separately, subject the Company to varying degrees of interest rate, equity price, foreign exchange and credit risk. However, when used for hedging, the expectation is that these instruments would reduce overall risk. See Note 6 of Notes to Consolidated Financial Statements for additional information.

The risks associated with investments supporting experience rated pension, annuity and life products are assumed by those contractholders and not by the Company (subject to, among other things, certain minimum guarantees). Anticipated future losses associated with investments supporting discontinued fully guaranteed large case pension products are provided for in the reserve for anticipated future losses (see "Large Case Pensions -- Discontinued Products"). Risks associated with the investments and liabilities related to experience rated pension, annuity and life products and discontinued fully guaranteed large case pension products are not included in the analysis presented below.

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

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

General Account Investments (Continued)

Interest Rate Risk

Assuming an immediate increase of 100 basis points in interest rates, the net hypothetical loss in fair value of shareholders' equity related to financial and derivative instruments is estimated to be $180 million (after tax), (1.6% of total shareholders' equity) at December 31, 1998, and $79 million (after tax), (.7% of total shareholders' equity) at December 31, 1997. The Company believes that an interest rate shift of this magnitude represents a moderately adverse scenario and is approximately equal to the historical annual volatility of interest rate movements for the Company's intermediate-term available-for-sale debt securities. The Company has included corresponding changes in certain insurance liabilities in this sensitivity analysis.

The potential effect of interest rate risk on near-term net income, cash flow and fair value was determined based on commonly used models. The models project the impact of interest rate changes on a wide range of factors, including duration, prepayment, put options and call options. Fair value was estimated based on the net present value of cash flows or duration estimates using a representative set of likely future interest rate scenarios.

Equity Price Risk

The Company's available-for-sale equity securities consist primarily of domestic stocks, as well as certain foreign holdings. Assuming an immediate decrease of 10% in equity prices for domestic and foreign equity securities generally, and 25% for Southeast Asian and Latin American emerging market equity securities, the hypothetical loss in fair value of shareholders' equity related to financial and derivative instruments is estimated to be $77 million (after tax), (.7% of total shareholders' equity) at December 31, 1998, and $92 million (after tax), (.8% of total shareholders' equity) at December 31, 1997.

Foreign Exchange Risk

The Company selectively hedges to manage its foreign exchange risk. The Company generally uses short-term foreign exchange forward contracts to hedge its foreign exchange risk arising from certain non-dollar denominated investment securities and investments in certain foreign affiliates.

Assuming a foreign exchange rate volatility of 10% generally, and 25% for certain Southeast Asian and Latin American emerging market currencies, the net hypothetical loss in fair value of shareholders' equity related to financial and derivative instruments is estimated to be $206 million (after tax), (1.8% of total shareholders' equity) at December 31, 1998, and $168 million (after tax), (1.5% of total shareholders' equity) at December 31, 1997. Approximately 80% at December 31, 1998 and 75% at December 31, 1997 of total foreign exchange risk is comprised of Brazil, Mexico, Taiwan, Chile, Malaysia and Canada. Included in the calculation of net hypothetical loss above is $129 million (after tax) at December 31, 1998 and $77 million (after tax) at December 31, 1997 related to equity investments in foreign affiliates, primarily Brazil and Mexico. Foreign exchange exposure is calculated by: (1) translating the local reporting currency into U.S. dollars using foreign exchange rates at December 31 and (2) applying the market volatility rate to the translated amount.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Liquidity and Capital Resources

Cash Flows

Generally, the Company meets its operating requirements by maintaining appropriate levels of liquidity in its investment portfolio and using overall cash flows from premiums, deposits and income received on investments. Overall cash flows are used primarily for claim and benefit payments, contract withdrawals and operating expenses.

The Company's current liquidity objectives are to maximize the use of available cash to fund ongoing operating needs, pay shareholder dividends, strategically invest in core businesses and meet any common stock repurchase objectives. During 1998, net cash generated from investing, financing and operating activities was used to make approximately $1.2 billion of investments in core businesses and acquisitions, pay approximately $395 million for common stock repurchases and pay approximately $171 million of dividends to shareholders. In 1997, net cash generated by investing, financing and operating activities was used to make approximately $500 million of investments in core businesses, pay approximately $523 million for common stock repurchases and pay approximately $175 million of dividends to shareholders.

The Company monitors the duration of its debt securities portfolio (which is highly marketable) and mortgage loans, and executes its purchases and sales of these investments with the objective of having adequate funds available to satisfy the Company's maturing liabilities.

Dividends

The Board of Directors (the "Board") reviews Aetna's common stock dividend each quarter. Among the factors considered by the Board in determining the amount of each dividend are the Company's results of operations and the capital requirements, growth and other characteristics of its businesses.

Financings, Financing Capacity and Capitalization

Substantially all of the Company's borrowings and financings are conducted through Aetna Services, Inc. and are fully and unconditionally guaranteed by Aetna Inc. See Note 14 of Notes to Consolidated Financial Statements for additional information.

The Company has significant short-term liquidity supporting its businesses. The Company uses short-term borrowings from time to time to address timing differences between cash receipts and disbursements and in 1998 used these borrowings to finance acquisitions due to market conditions. The maximum amount of domestic short-term borrowings outstanding was $1.8 billion in 1998, $858 million in 1997 and $483 million in 1996. Aetna Services, Inc. also has a revolving credit facility in an aggregate amount of $1.5 billion with a worldwide group of banks and other financing entities. The facility terminates in June 2001. See Note 14 of Notes to Consolidated Financial Statements for additional information.

The Company's total debt to capital ratio (total debt divided by total debt and shareholders' equity, adjusted for unrealized gains or losses on available-for-sale investment securities and redeemable preferred securities) was 24.1% at the end of 1998, 19.1% at the end of 1997 and 19.9% at the end of 1996.

The Company continually monitors existing and alternative financing sources to support the Company's capital and liquidity needs, including, but not limited to, debt issuance, preferred or common stock issuance, intercompany borrowings and pledging or selling of assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Liquidity and Capital Resources (Continued)

Common Stock Transactions

In September 1997, the Board authorized the repurchase of 7.5 million shares of its common stock. As of December 31, 1998, all 7.5 million shares of common stock have been repurchased pursuant to this authorization at a cost of $578 million, of which 5.1 million shares at a cost of $395 million were repurchased during 1998. In January 1999, the Board authorized the repurchase of an additional 5.0 million shares of common stock.

The Company issued 576,387 shares in 1998, 1,883,945 shares in 1997 and 1,563,491 shares in 1996 for benefit plans. The Company issued 34,988,615 shares of common stock on July 19, 1996 in connection with the U.S. Healthcare merger.

Restrictions on Certain Payments by the Company

The Company's business operations are conducted through Aetna Services, Inc. and Aetna U.S. Healthcare Inc. and their respective subsidiaries (which principally consist of HMOs and insurance companies). In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further state regulations that, among other things, may require those companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations are not directly applicable to Aetna Services, Inc., Aetna U.S. Healthcare Inc., or Aetna Inc., as none is an HMO or insurance company. The additional regulations applicable to the Company's indirect HMO and insurance company subsidiaries are not expected to affect the ability of Aetna Inc. to pay dividends, or the ability of any of the Company's subsidiaries to service their outstanding debt or preferred stock obligations.

Solvency Regulation

In recent years, state insurance regulators have adopted changes in statutory accounting practices and other initiatives to strengthen solvency regulation. The National Association of Insurance Commissioners ("NAIC") adopted risk-based capital ("RBC") standards for life insurers that are designed to identify weakly capitalized companies by comparing the company's adjusted surplus to its required surplus ("RBC ratio"). The RBC ratio is designed to reflect the risk profile of the company. Within certain ratio ranges, regulators have increasing authority to take action as the RBC ratio decreases. There are four levels of regulatory action, ranging from requiring insurers to submit a comprehensive plan to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control. The RBC ratio for each of the Company's primary life insurance subsidiaries as measured at December 31, 1998 was above the levels that would require regulatory action. External rating agencies use their own RBC standards as part of determining a company's rating. The RBC framework described above for life insurers was recently extended by the NAIC to health organizations, including HMOs. Although most states have not yet adopted these rules at December 31, 1998, each of Aetna's HMOs has a surplus that exceeded the highest threshold specified by the NAIC's RBC rules.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Year 2000

The Company relies heavily on information technology ("IT") systems and other systems and facilities, such as telephones, building access control systems and heating and ventilation equipment ("embedded systems") to conduct its business. The Company also has business relationships with health care providers, financial institutions, financial intermediaries, public utilities and other critical vendors, as well as regulators and customers who are themselves reliant on IT and embedded systems to conduct their businesses.

State of Readiness

In 1997, the Company organized a multidisciplinary Year 2000 Project Team that includes outside consultants. The Year 2000 Project Team and the Company's businesses have developed and are currently executing a comprehensive plan designed to make the Company's mission-critical IT systems and embedded systems Year 2000 ready. Outside consultants have reviewed the Company's overall process, plan and progress to date. The Company's plan for IT systems consists of several phases: (i) inventory -- identifying all IT systems and risk rating each according to its potential business impact; (ii) assessment -- identifying IT systems that use date functions and assessing them for Year 2000 functionality; (iii) remediation -- reprogramming, or replacing where necessary, inventoried items to make them Year 2000 ready; and (iv) testing and certification -- testing the code modifications and new inventory with other associated systems, including extensive date testing, and performing quality assurance testing to determine if they will successfully operate in the post-1999 environment.

The Company completed the inventory and assessment phases for substantially all of its IT systems by year-end 1997. The Company's IT systems are currently in the remediation and testing and certification phases. The Company has completed the remediation of substantially all of its mission-critical IT systems and is scheduled to complete the remediation of its other IT systems by March 30, 1999, and the testing and certification of all of its IT systems by mid-1999.

The Company has inventoried and risk rated substantially all of its embedded systems. The results of these processes indicate that embedded systems should not present a material Year 2000 risk to the Company. The Company's remaining steps include testing selected embedded systems and remediating and certifying systems that exhibit Year 2000 issues. The Company is focusing its testing and remediation efforts on select embedded systems of its mission-critical facilities, such as data centers, service centers, communications centers and select office locations. The Company plans to complete the testing of these systems by mid-1999, and the remediation and certification of these systems by year-end 1999.

The Company believes that its Year 2000 project generally is on schedule and does not expect the pending acquisition of PHC to have a material impact on the completion of its Year 2000 project.

External Relationships

The Company also faces the risk that one or more of its critical suppliers or customers ("external relationships") will not be able to interact with the Company due to the third party's inability to resolve its own Year 2000 issues, including those associated with its own external relationships. The Company has completed its inventory of external relationships and risk rated each external relationship based upon the potential business impact, available alternatives and cost of substitution. In the case of mission-critical suppliers, such as banks, financial intermediaries (such as stock exchanges), telecommunications providers and other utilities, mutual fund

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Year 2000 (Continued)

External Relationships (Continued)

companies, IT vendors, financial market data providers, national pharmacy chains, electronic claims clearinghouses, major physician groups and major hospitals, the Company is engaged in discussions with the third parties and is attempting to obtain detailed information as to those parties' Year 2000 plans and state of readiness. The Company, however, does not have sufficient information at the current time to predict whether its external relationships will be Year 2000 ready.

Year 2000 Costs

Total Year 2000 project costs were $108 million (after tax) in 1998 and are currently estimated to be at least $85 million (after tax) in 1999. A large majority of these costs are expected to be incremental expenses that will not recur in the year 2000 or thereafter. Year 2000 costs were not material in 1997. The Company expenses these costs as incurred and funds these costs through operating cash flows.

Year 2000 readiness is critical to the Company. The Company has redeployed some resources from noncritical system enhancements to address Year 2000 issues. Due to the importance of IT systems to the Company's business, management has not deferred mission-critical systems enhancements to become Year 2000 ready. The Company does not expect these redeployments and deferrals to have a material impact on the Company's financial condition or results of operations.

Risks and Contingency/Recovery Planning

If the Company's Year 2000 issues were unresolved, potential consequences would include, among other possibilities, the inability to accurately and timely process benefits claims; update customers' accounts; process financial transactions; bill customers; assess exposure to risks; determine liquidity requirements or report accurate data to management, shareholders, customers, regulators and others; as well as business interruptions or shutdowns; financial losses; reputational harm; increased scrutiny by regulators; and litigation related to Year 2000 issues. The Company's international affiliates face additional Year 2000 risk due to the diverse environments in which they operate. The Company is attempting to limit the potential impact of the Year 2000 by monitoring the progress of its own Year 2000 project and those of its critical external relationships and by developing contingency/recovery plans. The Company cannot guarantee that it will be able to resolve all of its Year 2000 issues. Any critical unresolved Year 2000 issues at the Company or its external relationships, however, could have a material adverse effect on the Company's results of operations, liquidity or financial condition.

The Company has begun to develop contingency/recovery plans aimed at affecting the continuity of critical business functions before and after December 31, 1999. As part of that process, the Company has begun to develop reasonably possible failure scenarios for its critical IT systems and external relationships, and the embedded systems in its critical facilities. Once these scenarios are identified, the Company will develop plans that are designed to reduce the impact on the Company, and provide methods of returning to normal operations, if one or more of those scenarios occur. The Company expects contingency/recovery planning to be substantially complete by September 1999.

See "Forward-Looking Information/Risk Factors" for factors that could cause actual Year 2000 results to differ from the Company's expectations.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Regulatory Environment

The federal and state governments continue to enact and seriously consider many legislative and regulatory proposals that have or would materially impact various aspects of the health care system. Many of these changes are described below. While we anticipate that certain of these measures would adversely affect us, at this time we cannot predict the extent of this impact.

Medicare

In 1997, the federal government passed legislation related to Medicare that changed the method for determining premiums that the government pays to HMOs for Medicare members. In general, the new method has and will reduce the premiums payable to us compared to the old method, although the level and extent of the reductions varies by geographic market and depends on other factors. The legislation also requires us to pay a "user fee." The changes began to be phased in on January 1, 1998 and will continue over five years. While the phase-in provisions provide us with an opportunity to offset some of the premium reductions and the user fee by adjusting the supplemental premiums that members pay to us and by adjusting the benefits included in our products, because of competition and other factors, the adjustments we can make may not fully offset the reductions in premiums from the government. Because of these reduced premiums and the user fee, as well as other factors including new Medicare + Choice regulations issued by HCFA, we decided not to renew our Medicare HMO contracts in certain areas effective January 1, 1999. The federal government also announced in January 1999 that it planned to begin to phase in risk adjustments to its premium payments over a five-year period commencing January 1, 2000. It is anticipated that the net impact of these risk adjustments will be to reduce the premiums payable to the Company. It is uncertain whether we can fully offset or recoup, through higher supplemental premiums, reduced benefits, or market withdrawals, the impact of such reduced premiums.

HIPAA and Related Federal Legislation

The federal government enacted the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") in 1997. The legislation has three main effects:

o It limits pre-existing condition exclusions that apply to individuals changing jobs or moving to individual coverage;
o It guarantees that employees in the small group market have available health coverage; and
o It prevents exclusion of individuals from coverage under group plans based on health status.

Other federal legislation, effective January 1, 1998, mandates minimum hospital stays after childbirth and that health plans apply lifetime limits to mental health benefits with parity.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Other Legislation and Regulation

The federal government and many states, including states in which we have substantial managed care membership, have enacted or are seriously considering additional legislation or regulation related to managed care. This legislation or regulation includes, among other things, the following:

o Assessments, surcharges or taxes on premiums or provider payments to fund uncompensated care, graduate medical education, high risk pools, guaranty funds, or government programs

o     Changes to licensure or certification requirements

o Eliminating or reducing the scope of ERISA pre-emption of state medical and bad faith liability laws, exposing health plans to expanded liability to punitive and other extra-contractual damages

o Extension of malpractice and other liability for medical and other decisions from providers to health plans

o     Hearings and limitations on termination of providers from networks

o     Increased reserve and capital requirements

o     Liability for negligent denials or delays in coverage

o     Mandatory coverage of experimental procedures and drugs

o Mandatory direct access to specialists for patients with chronic conditions

o Mandatory direct access to specialists (including OB/GYNs) and chiropractors

o     Mandated expanded consumer disclosures and notices

o     Mandatory expanded coverage for emergency services

o     Mandated liberalized definitions of medical necessity

o Mandated liberalized internal and external grievance and appeal procedures (including expedited decision making)

o     Mandatory maternity and other lengths of hospital inpatient stay

o     Mandatory point-of-service benefits for HMO plans

o     Prohibition of so-called "gag" and similar clauses

o     Prohibitions on incentives based on utilization

o Prohibition or limitation of arrangements designed to manage medical costs and improve quality of care, such as capitated arrangements with providers or provider financial incentives

o     Regulation of and restrictions on utilization management and review

o Regulation of the composition of provider networks, such as any willing provider and pharmacy laws

o     Required payment levels for out-of-network care

o Third party review of denials of benefits (including denials based on a lack of medical necessity)

It is uncertain whether we can recoup, through higher premiums or other measures, the increased costs of mandated benefits or the other increased costs caused by such legislation or regulation.

The health business also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA, or reduce the scope of ERISA pre-emption.

For other important information regarding regulation of our health and other businesses, see "Forward-Looking Information/Risk Factors" and our 1998 Annual Report on Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Forward-Looking Information/Risk Factors

The Private Securities Litigation Reform Act of 1995 (the "1995 Act") provides a "safe harbor" for forward-looking statements, so long as (1) those statements are identified as forward-looking, and (2) the statements are accompanied by meaningful cautionary statements that identify important factors that could cause actual results to differ materially from those discussed in the statement. We want to take advantage of these safe harbor provisions.

Certain information contained in this Management's Discussion and Analysis is forward-looking within the meaning of the 1995 Act or Securities and Exchange Commission rules. This information includes, but is not limited to: (1) the information that appears under the headings "Outlook" in the discussion of results of operations of each of our businesses, (2) "General Account Investments - Risk Management and Market Sensitive Instruments" and (3) "Year 2000." In writing this Management's Discussion and Analysis, we also used the following words, or variations of these words and similar expressions, where we intended to identify forward-looking statements:

      o Expects       o Anticipates       o Plans          o Seeks
      o Projects      o Intends           o Believes       o Estimates

These forward-looking statements rely on a number of assumptions concerning future events, and are subject to a number of significant uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from these statements. You should not put undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Set forth below are certain important risk factors that, in addition to general economic conditions and other factors (some of which are discussed elsewhere in this Annual Report), may affect these forward-looking statements and our businesses generally. In addition, you may read our reports filed with the Securities and Exchange Commission, including our 1998 Form 10-K, for a more detailed description of certain uncertainties and factors that could cause actual results to differ materially from these forward-looking statements.

Certain Factors Particular to Health Operations

Medical costs could increase beyond our expectations for a contract year. Premiums in our Health Risk business are generally fixed by contract for one-year periods. We cannot recover actual costs for the contract year that are higher than those estimated and reflected in pricing through higher premiums from customers. However, contracts renew periodically during the year and the Company may be able to reflect increased costs as these contracts renew.

Factors that may increase medical costs for the contract year include increased utilization, increases in provider contract rates, increases in noncontracted provider charges, adverse changes in legislation and regulation, changes in health practices and medical technologies, price increases in pharmaceuticals and durable medical equipment and other factors.

Actual costs of medical claims could exceed the estimates reflected in our reserves. For the Health Risk business, our medical claims payable reflect estimates of the ultimate cost of claims incurred by members but not yet reported to us, and claims reported to us but not yet paid. Estimates of medical claims payable are based on a number of factors, including those derived from historical claim experience. We estimate medical claims payable periodically, and we reflect any adjustments to our estimates in our current period results.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Forward-Looking Information/Risk Factors (Continued)

We establish reserves for Group Insurance products as premiums become due. These reserves reflect the present value of expected future obligations net of the present value of expected future premiums. Policy reserves for group paid-up life insurance generally reflect long-term fixed obligations. We compute these reserves on the basis of assumed or guaranteed yield and benefit payments. Our assumptions are based on our historical claim experience. For long-term disability products, we establish reserves for: (1) lives currently in payment status (using standard industry, as well as our own, morbidity and interest rate assumptions), (2) lives who have not yet satisfied the waiting period, but who we expect will do so, and (3) claims that have been incurred but not reported to us. Long-term care reserves are a long-term obligation, and we calculate them using industry data for morbidity and mortality assumptions.

Federal and state governments may adopt legislation and regulations that adversely affect our health business. As discussed above (see "Regulatory Environment"), the federal and many state governments have enacted or are actively considering certain legislative and regulatory changes related to health products. At this time we are unable to predict the impact of future changes, although we anticipate that certain of these measures, if enacted, could adversely affect health operations through:

o     reducing premiums
o     reducing our ability to manage medical costs
o     increasing medical costs and operating expenses
o     regulating levels and permitted lines of business
o     imposing financial assessments
o     regulating business practices

Our profitability growth depends in part on an efficient integration of acquired health operations. We acquired the NYLCare health business in July 1998 and agreed to acquire the Prudential health care business in December 1998 (we currently expect to close the PHC transaction in the second quarter of 1999). Factors that can affect the efficiency of our integration include, but are not limited to, our success in: (1) integrating management, products, legal entities, networks and information systems on a timely basis, (2) applying managed care expertise and techniques throughout a broader membership base and
(3) eliminating duplicative administrative and customer service functions.

Changes in our business mix can affect our profitability. If employers and individuals select plans with higher copayments, deductibles or coinsurance then certain of our medical costs would be lower, but we also would receive lower premiums for these plans. In addition, our profitability may become more sensitive to changes in medical costs and premiums if:

o more employers switch to self-funded coverage (where the employer bears most or all of the medical cost risk);
o our Medicare risk membership increases relative to our commercial risk membership (Medicare plans have both relatively higher premiums and medical costs); and/or
o health products with relatively higher medical loss ratios are purchased.

Also, adverse publicity, like the kind currently occurring, regarding managed care may negatively influence participants' or employers' decisions to select managed care plans generally, and our health plans, specifically.

Government payors can determine premiums. In government-funded health programs such as Medicare and Medicaid, the government payor determines the premium levels. If the government payor reduces the premium levels or increases premiums by less than our cost increases and the Company cannot offset these with supplemental premiums and changes in benefit plans, then we could be adversely affected.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Forward-Looking Information/Risk Factors (Continued)

Changes in accreditation of our health plans could affect our competitiveness. Accreditation by independent quality accrediting agencies, such as the National Committee for Quality Assurance, is an important competitive factor for certain of our HMO plans. If our plans were to lose or be denied accreditation it could adversely affect customer selection of our health products, and, in some jurisdictions, could affect our licensure status.

Certain Factors Particular to Financial Services Operations

Significant changes in financial markets could affect earnings. Significant changes in financial markets could impact the level of assets under management in our Aetna Retirement Services, Large Case Pensions and Aetna International businesses, and, in turn, our level of asset-based fees in those businesses. For example, significant increases in interest rates or decreases in equity markets would directly affect the level of assets under management and, in addition, may increase the level of withdrawals and decrease the level of deposits by customers. Customers under those circumstances may seek to diversify among asset managers or seek investment alternatives that we do not offer. Significant declines in the value of investments also may affect our ability to pass through investment losses to certain experience rated customers, whether due to triggering minimum guarantees or other business reasons.

Decreases in ratings could affect assets under management. Decreases in the claims-paying ratings of our domestic financial services subsidiaries could have the effect of decreasing new sales and deposits and increasing withdrawals and surrenders in our Aetna Retirement Services and Large Case Pensions businesses. Such changes in sales and deposits, withdrawals and surrenders would adversely affect the level of asset-based fees of those businesses. The claims-paying ratings of these subsidiaries are currently under review by certain rating agencies pending completion of their analysis of the pending Prudential health care acquisition.

Early withdrawal of assets could affect earnings. We incur up-front costs, such as commissions, when we sell our annuity, life insurance and other financial services products, including international financial services products. We generally defer these costs and recognize them over time. As a result, the retention of assets under those products is an important component of profitability. We generally seek to structure our products and sales to encourage retention of assets under management or recover costs, through surrender charges, higher credited rates to customers if we retain their assets for longer periods, paying renewal commissions, paying service fees or other terms. However, if customers withdraw assets earlier than we anticipated when we priced the products, it would adversely affect profitability. We also may experience competitive pressure to lower margins.

Certain Factors Particular to International Operations

Devaluation of foreign currencies reduces earnings calculated in U.S. dollars. We hedge our foreign exchange risk on a selective basis. However, we generally do not hedge the currency exposure of our investments in foreign affiliates, since we view these investments as long term. In preparing our consolidated financial statements, we translate our results from the foreign currency in which we operate in a particular country into U.S. dollars. Devaluation of a country's currency, however, could adversely affect our results of operations when translated into U.S. dollars. Also, when economies are considered highly inflationary (generally, cumulative inflation levels in excess of 100% over a three-year period), we then recognize changes in the value of net monetary assets or liabilities currently in earnings, rather than through shareholders' equity. This would potentially make our reported earnings more volatile. In addition, although we consider foreign exchange trends when deciding to invest in particular countries, currency devaluation also may affect the value of our international investments when translated into U.S. dollars. See "Aetna International - Outlook" for a discussion of the recent currency devaluation in Brazil.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Forward-Looking Information/Risk Factors (Continued)

International markets are subject to additional risks. Our Aetna International operations involve certain other risks not typically associated with doing business in the United States. These risks include investment and other controls that may be imposed by governments, such as:

o     Permitted levels of equity ownership of companies by foreign persons
o     Restrictions on remittances of foreign earnings or repatriation of capital
o     Currency exchange controls
o     Restrictions on entry into new lines of business
o Requirements that portions of business be reinsured through state-affiliated institutions
o     Other restrictions affecting the conduct of business

Additionally, it may be more difficult for us to manage interest rate risk because of the relatively short duration of investments that are available in currencies that match long-term liabilities for international fixed-rate products. Foreign economies may also experience increased volatility of equity markets and high rates of inflation. They also may be subject to other political and economic factors, such as more rapid change of regulatory policy. We generally do not insure against foreign political risks.

Other Factors Affecting All of Our Businesses

Retention of our key senior executives is important to our operations. Our success is dependent, in part, on our ability to attract and retain key senior executives. We entered into employment agreements with certain of these executives, although an employment agreement does not guarantee that an executive's services with us will continue.

Adverse changes in regulation could affect the operations of each of our businesses. In addition to our health business, each of our other businesses is subject to comprehensive regulation. These businesses could be adversely affected by:

o Increases in minimum capital and other financial viability requirements for health and other insurance operations.
o Removal of barriers preventing banks from engaging in insurance and mutual fund businesses.
o Changes in the taxation of insurance companies. For example, the President of the United States' revenue proposal would require life insurance companies to pay tax on certain income earned prior to 1984. Under current law, that income is deferred for tax purposes. If this tax change, which is currently just a proposal, were enacted then we would recognize a one-time charge to income in the amount of the tax.
o Changes in the tax treatment of annuity, pension and other insurance products as well as changes in capital gains tax rates. Certain of these changes, should they occur, could affect the attractiveness to customers of our retirement services products compared to investment alternatives offered by our competitors.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Forward-Looking Information/Risk Factors (Continued)

Successful completion of our Year 2000 Project is important to operations. If we do not resolve critical Year 2000 issues, or if third parties with whom we have external relationships do not resolve critical Year 2000 issues, then those issues could have a material adverse effect on our results of operations, liquidity or financial condition. In addition, our expectations about the future costs and timely and successful completion of our Year 2000 program are subject to uncertainties that could cause actual results to differ materially from what we discussed under "Year 2000." Factors that could influence our future costs and the completion dates and effectiveness of our remediation, testing and certification and contingency planning efforts include our success in identifying IT systems and embedded systems that contain two-digit year codes, the nature and amount of required reprogramming, testing and certification, the rate and magnitude of related labor and consulting costs, the availability of qualified personnel and the success of our external relationships in addressing their own Year 2000 issues. See "Year 2000."

Litigation can increase our expenses. Litigation also could adversely affect us, both through costs of defense and adverse results or settlements. See Note 21 of Notes to Consolidated Financial Statements and our 1998 Form 10-K for information regarding litigation, including current shareholder litigation and certain litigation related to our health business.

Consolidated Statements of Income

                                                                       For the years ended December 31,
(Millions, except per common share data)                                  1998          1997          1996
----------------------------------------------------------------------------------------------------------
Revenue:
  Premiums                                                           $14,839.3     $12,592.2     $ 9,326.1
  Net investment income                                                3,190.9       3,377.5       3,565.2
  Fees and other income                                                2,362.1       2,236.3       2,174.8
  Net realized capital gains                                             211.8         334.2         134.4
----------------------------------------------------------------------------------------------------------
Total revenue                                                         20,604.1      18,540.2      15,200.5
----------------------------------------------------------------------------------------------------------
Benefits and Expenses:
  Current and future benefits                                         14,538.7      12,852.0      10,378.7
  Operating expenses                                                   3,857.3       3,561.2       3,319.8
  Interest expense                                                       250.9         235.8         168.3
  Amortization of goodwill and other acquired intangible assets          400.1         380.0         172.5
  Amortization of deferred policy acquisition costs                      215.3         217.5         160.1
  Reductions of loss on discontinued products                            (68.0)       (172.5)       (202.3)
  Severance and facilities charges (reserve reductions), net               1.5         (45.0)        864.7
----------------------------------------------------------------------------------------------------------
Total benefits and expenses                                           19,195.8      17,029.0      14,861.8
----------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                  1,408.3       1,511.2         338.7
Income taxes                                                             560.2         610.1         133.6
----------------------------------------------------------------------------------------------------------
Income from continuing operations                                        848.1         901.1         205.1
Discontinued Operations, net of tax:
  Income from operations                                                    --            --         182.2
  Gain on sale                                                              --            --         263.7
----------------------------------------------------------------------------------------------------------
Net income                                                           $   848.1     $   901.1     $   651.0
==========================================================================================================
Net income applicable to common ownership                            $   792.8     $   845.6     $   625.9
==========================================================================================================
Results Per Common Share:
Income from continuing operations:
  Basic                                                              $    5.50     $    5.67     $    1.37
  Diluted                                                                 5.41          5.60          1.36
Net income:
  Basic                                                              $    5.50     $    5.67     $    4.77
  Diluted                                                                 5.41          5.60          4.72
----------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

                                                                                                       As of December 31,
(Millions, except per common share data)                                                                1998         1997
-------------------------------------------------------------------------------------------------------------------------
Assets:
Investments:
  Debt securities available for sale, at fair value (amortized cost $30,730.1 and $32,694.0)      $ 32,180.8    $34,245.0
  Equity securities, at fair value (cost $762.6 and $824.4)                                            800.5      1,041.4
  Short-term investments                                                                               942.2      1,003.9
  Mortgage loans                                                                                     3,553.0      4,207.8
  Real estate                                                                                          270.3        369.5
  Policy loans                                                                                         458.7        746.9
  Other                                                                                              1,264.5        947.4
-------------------------------------------------------------------------------------------------------------------------
Total investments                                                                                   39,470.0     42,561.9
-------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents                                                                          1,951.5      1,805.8
  Short-term investments under securities loan agreement                                               753.6           --
  Accrued investment income                                                                            537.1        545.8
  Premiums due and other receivables                                                                 1,478.1      1,205.8
  Reinsurance recoverables                                                                           3,897.2        175.2
  Deferred income taxes                                                                                 53.0           --
  Deferred policy acquisition costs                                                                  1,768.6      2,367.3
  Goodwill and other acquired intangible assets                                                      9,155.3      8,506.3
  Other assets                                                                                       1,111.9        875.1
  Separate Accounts assets                                                                          44,971.8     37,957.4
-------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                      $105,148.1    $96,000.6
=========================================================================================================================
Liabilities:
  Future policy benefits                                                                          $ 18,541.1    $17,837.1
  Unpaid claims                                                                                      3,953.9      3,294.4
  Unearned premiums                                                                                    428.9        359.2
  Policyholders' funds left with the Company                                                        17,632.5     18,761.2
-------------------------------------------------------------------------------------------------------------------------
Total insurance liabilities                                                                         40,556.4     40,251.9
  Dividends payable to shareholders                                                                     35.2         36.1
  Short-term debt                                                                                    1,063.4        252.1
  Long-term debt                                                                                     2,521.2      2,346.2
  Payables under securities loan agreement                                                             753.6           --
  Current income taxes                                                                                 444.8        320.5
  Deferred income taxes                                                                                   --        223.3
  Other liabilities                                                                                  3,025.2      2,931.9
  Minority and participating policyholders' interests                                                  148.4        237.7
  Separate Accounts liabilities                                                                     44,936.0     37,930.5
-------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                   93,484.2     84,530.2
-------------------------------------------------------------------------------------------------------------------------
Aetna-obligated mandatorily redeemable preferred securities of subsidiary limited liability
  company holding primarily debentures guaranteed by Aetna                                             275.0        275.0
-------------------------------------------------------------------------------------------------------------------------
Commitments and Contingent Liabilities (Notes 4, 6 and 21)
Shareholders' Equity:
  Class C voting mandatorily convertible preferred stock ($.01 par value; 15,000,000 shares
    authorized; 11,614,816 in 1998 and 11,655,206 in 1997 issued and outstanding)                      862.1        865.4
  Common stock ($.01 par value; 500,000,000 shares authorized; 141,272,628 in 1998 and
    145,794,844 in 1997 issued and outstanding)                                                      3,292.4      3,644.4
  Accumulated other comprehensive income                                                               177.8        307.1
  Retained earnings                                                                                  7,056.6      6,378.5
-------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                          11,388.9     11,195.4
-------------------------------------------------------------------------------------------------------------------------
Total liabilities, redeemable preferred securities and shareholders' equity                       $105,148.1    $96,000.6
=========================================================================================================================
Shareholders' equity per common share                                                             $    74.51    $   70.85
=========================================================================================================================

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

                                                                    Three years ended December 31, 1998
                                               ---------------------------------------------------------------------------
                                                                                        Accumulated Other
                                                                                       Comprehensive Income
                                                          Class C Voting             ------------------------
                                                             Mandatorily                Unrealized
                                                             Convertible     Common  Gains (Losses)   Foreign     Retained
(Millions, except share data)                     Total  Preferred Stock      Stock  on Securities   Currency     Earnings
--------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1995                 $ 7,272.8           $   --   $1,436.1        $ 797.0    $(155.9)    $5,195.6
--------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
Net income                                        651.0                                                              651.0
Other comprehensive loss, net of tax:
Unrealized losses on securities
  ($(527.6) pretax)(1)                           (342.8)                                    (342.8)
Foreign currency ($64.2 pretax)                    41.7                                                  41.7
                                              ---------
Other comprehensive loss                         (301.1)
                                              ---------
Total comprehensive income                        349.9
                                              =========
Issued for U.S. Healthcare merger:
  Class C voting mandatorily convertible
    preferred stock (11,655,546 shares)           865.4            865.4
  Common shares (34,988,615 shares)             2,580.1                     2,580.1
  Stock options                                    24.8                        24.8
Common stock issued for benefit plans
  (1,563,491 shares)                               75.1                        75.1
Repurchase of common shares
  (1,194,400 shares)                              (83.3)                      (83.3)
Common stock dividends                           (170.0)                                                            (170.0)
Preferred stock dividends                         (25.1)                                                             (25.1)
--------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1996                  10,889.7            865.4    4,032.8          454.2     (114.2)     5,651.5
==========================================================================================================================
Comprehensive income:
Net income                                        901.1                                                              901.1
Other comprehensive loss, net of tax:
Unrealized gains on securities
  ($81.8 pretax)(1)                                49.9                                       49.9
Foreign currency ($(127.3) pretax)                (82.8)                                                (82.8)
                                              ---------
Other comprehensive loss                          (32.9)
                                              ---------
Total comprehensive income                        868.2
                                              =========
Common stock issued for benefit plans
  (1,883,945 shares)                              134.7                       134.7
Repurchase of common shares
  (6,173,900 shares)                             (523.1)                     (523.1)
Common stock dividends                           (118.6)                                                            (118.6)
Preferred stock dividends                         (55.5)                                                             (55.5)
--------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1997                  11,195.4            865.4    3,644.4          504.1     (197.0)     6,378.5
==========================================================================================================================
Comprehensive income:
Net income                                        848.1                                                              848.1
Other comprehensive loss, net of tax:
Unrealized losses on securities
  ($(179.8) pretax)(1)                           (116.9)                                    (116.9)
Foreign currency ($(19.1) pretax)                 (12.4)                                                (12.4)
                                              ---------
Other comprehensive loss                         (129.3)
                                              ---------
Total comprehensive income                        718.8
                                              =========
Common stock issued for benefit plans
  (576,387 shares)                                 39.6                        39.6
Repurchase of common shares
  (5,131,700 shares)                             (394.9)                     (394.9)
Conversion of preferred securities
  (40,390 preferred shares converted to
  33,097 common shares)                              --             (3.3)       3.3
Common stock dividends                           (114.7)                                                            (114.7)
Preferred stock dividends                         (55.3)                                                             (55.3)
--------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1998                 $11,388.9           $862.1   $3,292.4        $ 387.2    $(209.4)    $7,056.6
==========================================================================================================================

(1)   Net of reclassification adjustments.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

                                                                                    For the years ended December 31,
(Millions, except per common share data)                                          1998            1997            1996
----------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net income                                                                $    848.1      $    901.1      $    651.0
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation and amortization (including investment discounts
    and premiums)                                                                451.4           374.2           207.4
  Gain related to sale of life business                                          (98.9)             --              --
  Gain on sale of Discontinued Operations                                           --              --          (263.7)
  Income from Discontinued Operations                                               --              --          (182.2)
                                                                              --------      ----------      ----------
    Cash flows provided by operating activities and net realized
        capital gains before changes in assets and liabilities                 1,200.6         1,275.3           412.5
  Net realized capital gains                                                    (211.8)         (334.2)         (134.4)
                                                                              --------      ----------      ----------
    Cash flows provided by operating activities before changes
      in assets and liabilities                                                  988.8           941.1           278.1
       Changes in assets and liabilities:
         Decrease in accrued investment income                                     8.5            46.0            24.9
         (Increase) Decrease in premiums due and other receivables               (92.6)         (245.8)           12.0
         Increase in deferred policy acquisition costs                          (278.9)         (302.4)         (275.1)
         (Decrease) Increase in income taxes                                     (97.6)          323.3          (155.8)
         Net (increase) decrease in other assets and other liabilities          (244.0)         (193.0)          209.8
         Increase in other insurance liabilities                                 598.4           656.4           673.7
         Other, net                                                               (2.2)            4.9             5.5
----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                        880.4         1,230.5           773.1
----------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
  Proceeds from sales of:
        Debt securities available for sale                                    20,254.6        16,247.8        13,625.6
        Equity securities                                                        833.4           961.4           565.6
        Mortgage loans                                                            90.4         1,078.8           154.9
        Real estate                                                              136.5           626.8           689.5
        Other investments                                                        579.1           924.7           838.6
        Short-term investments                                                21,229.1        19,957.0        34,679.2
        Discontinued Operations                                                     --              --         4,134.1
        Life business                                                          1,000.0              --              --
  Investment maturities and repayments of:
        Debt securities available for sale                                     2,849.4         3,913.9         3,567.0
        Mortgage loans                                                           918.4         1,726.5         1,569.7
  Cost of investments in:
        Debt securities available for sale                                   (20,602.6)      (21,310.1)      (16,922.5)
        Equity securities                                                       (481.5)         (626.1)         (859.5)
        Mortgage loans                                                          (319.2)         (255.3)         (360.5)
        Real estate                                                              (38.5)          (66.8)         (116.4)
        Other investments                                                     (5,295.4)       (1,544.6)       (1,090.7)
        Short-term investments                                               (21,126.0)      (20,291.7)      (34,703.0)
        U.S. Healthcare                                                             --              --        (5,243.9)
  Increase in property and equipment                                            (123.2)          (92.4)          (78.2)
  (Increase) Decrease in Separate Accounts                                        (9.1)           38.1            (3.2)
  Other, net                                                                     (97.4)           83.0           (46.7)
----------------------------------------------------------------------------------------------------------------------
Net cash (used for) provided by investing activities                            (202.0)        1,371.0           399.6
----------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Deposits and interest credited for investment contracts                      2,046.4         1,872.5         1,968.1
  Withdrawals of investment contracts                                         (3,150.9)       (3,481.1)       (5,191.6)
  Issuance of long-term debt                                                     332.4             4.7         1,389.3
  Repayment of long-term debt                                                   (153.0)          (34.3)             --
  Net increase (decrease) in short-term debt                                     815.6           (46.7)         (109.4)
  Common stock issued under benefit plans                                         39.6           134.7            75.1
  Common stock acquired                                                         (394.9)         (523.1)          (83.3)
  Dividends paid to shareholders                                                (170.9)         (174.9)         (237.3)
----------------------------------------------------------------------------------------------------------------------
Net cash used for financing activities                                          (635.7)       (2,248.2)       (2,189.1)
----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                      (5.8)          (10.1)           (0.3)
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                              36.9           343.2        (1,016.7)
Cash from acquisitions                                                           108.8            --             766.6
Cash and cash equivalents, beginning of year                                   1,805.8         1,462.6         1,712.7
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                      $  1,951.5      $  1,805.8      $  1,462.6
======================================================================================================================

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Aetna Inc., through its subsidiaries, provides health care benefits, group insurance and financial services. Aetna Inc. has four reportable segments: Aetna U.S. Healthcare, Aetna Retirement Services, Aetna International and Large Case Pensions. Aetna U.S. Healthcare provides a full spectrum of managed care, indemnity, other health and group insurance products. Aetna Retirement Services offers financial services. Aetna International, through subsidiaries and joint venture operations, sells primarily life insurance, health insurance and financial retirement services products in markets outside of the United States. Large Case Pensions manages a variety of retirement products for primarily defined benefit and defined contribution plans in the U.S. These segments are distinct businesses that offer different products and services. They are managed separately as each business requires different market strategies, technology and capital allocation. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Aetna Inc. evaluates performance of these business segments based on operating earnings (net income excluding net realized capital gains and losses and any unusual items such as Year 2000 costs, severance and facilities actions, reduction of the reserve for discontinued products, etc.). All footnote disclosures reflect continuing operations unless otherwise noted.

Principles of Consolidation

The consolidated financial statements include Aetna Inc. and its majority-owned subsidiaries (collectively, the "Company"), including Aetna Services, Inc. ("Aetna Services") and, from July 19, 1996, Aetna U.S. Healthcare Inc. (Refer to
Note 3.) Less than majority-owned entities in which the Company has at least a 20% interest are reported on the equity basis. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles. Certain reclassifications have been made to 1997 and 1996 financial information to conform to the 1998 presentation.

New Accounting Standards

Employers' Disclosure about Pensions and Other Postretirement Benefits

As of December 31, 1998, the Company adopted Financial Accounting Standard ("FAS") No. 132, Employers' Disclosure about Pensions and Other Postretirement Benefits. This statement amends Financial Accounting Standards Board ("FASB") Statements Nos. 87, 88 and 106 and standardizes the disclosure requirements for pensions and other postretirement benefits to provide additional information, primarily relating to plan assets and benefit obligations. (Refer to Note 12.)

Disclosures about Segments of an Enterprise and Related Information

As of December 31, 1998, the Company adopted FAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement establishes standards for the reporting of information relating to operating segments. This statement supersedes FAS No. 14, Financial Reporting for Segments of a Business Enterprise, which requires reporting segment information by industry and geographic area (industry approach). Under FAS No. 131, operating segments are defined as components of a company for which separate financial information is available and is used by management to allocate resources and assess performance (management approach). The adoption of this statement did not change the composition or the results of operations of any of the operating segments of the Company, which are consistent with the management approach. (Refer to Notes 18, 19 and 20.)

New Accounting Standards (Continued)

Accounting for the Costs of Computer Software Developed or Obtained for Internal Use

On January 1, 1998, the Company adopted Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, issued by the American Institute of Certified Public Accountants ("AICPA"). This statement requires that certain costs incurred in developing internal-use computer software (in process at, and subsequent to the adoption date) be capitalized and provides guidance for determining whether computer software is considered to be for internal use. The Company is amortizing these costs over a period of three to five years. Previously, the Company expensed the cost of internal-use computer software as incurred. The adoption of this statement resulted in a net after-tax increase to the results of operations of $33 million, or $0.22 per diluted common share, for the year ended December 31, 1998.

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In June 1996, the FASB issued FAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that provides accounting and reporting standards for transfers of financial assets and extinguishments of liabilities. FAS No. 125 was effective for 1997 financial statements, however, certain provisions relating to accounting for repurchase agreements and securities lending were not effective until January 1, 1998. The adoption of those provisions effective in 1998 did not have a material effect on the Company's financial position or results of operations.

Future Application of Accounting Standards

Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk

In October 1998, the AICPA issued SOP 98-7, Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk, which provides guidance on how to account for all insurance and reinsurance contracts that do not transfer insurance risk, except for long-duration life and health insurance contracts. This statement is effective for the Company's financial statements beginning January 1, 2000, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this statement and the potential effect on its financial position and results of operations.

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the FASB issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This standard requires companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. This standard is effective for the Company's financial statements beginning January 1, 2000, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this statement and the potential effect on its financial position and results of operations.

Accounting by Insurance and Other Enterprises for Insurance-Related Assessments

In December 1997, the AICPA issued SOP 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments, which provides guidance for determining when an insurance or other enterprise should recognize a liability for guaranty-fund and other insurance-related assessments and guidance for measuring the liability. This statement is effective for the Company's 1999 financial statements with early adoption permitted. The Company does not expect adoption of this statement to have a material effect on its financial position or results of operations.

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

Investments

Debt and equity securities are classified as available for sale and carried at fair value. These securities are written down (as realized capital losses) for other than temporary declines in value. Unrealized capital gains and losses related to available-for-sale investments, other than amounts allocable to experience-rated contractholders (where the contractholder and not the company assumes the investment risk) and discontinued products, are reflected in shareholders' equity, net of related income taxes. Purchases and sales of debt and equity securities are recorded on the trade date. Sales of mortgage loans and real estate are recorded on the closing date.

Fair values for debt and equity securities are based on quoted market prices or dealer quotations. Where quoted market prices or dealer quotations are not available, fair values are measured utilizing quoted market prices for similar securities or by using discounted cash flow methods. Cost for mortgage-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments. The Company does not accrue interest on problem debt securities when management believes the collection of interest is unlikely.

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of a loaned domestic security and 105% of the market value of a loaned foreign security. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis, with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Mortgage loans and policy loans are carried at unpaid principal balances, net of impairment reserves. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect amounts due according to the contractual terms of the loan agreement (delays of up to 60 days may not result in a loan being considered impaired). The Company accrues interest income on impaired loans to the extent it is deemed collectible and the loan continues to perform under its original or restructured terms. Interest income on problem loans is generally recognized on a cash basis. Cash payments on loans in the process of foreclosure are generally treated as a return of principal. For impaired loans, a specific impairment reserve is established for the difference between the recorded investment in the loan and the estimated fair value of the collateral. The Company applies this loan impairment policy individually to all loans in the portfolio and does not aggregate loans for the purpose of applying such provisions. The Company records full or partial charge-offs of loans at the time an event occurs affecting the legal status of the loan, typically at the time of foreclosure (actual or in-substance) or upon a loan modification giving rise to forgiveness of debt. A general reserve is established for losses management believes are likely to arise from loans in the portfolio, other than for those losses that have been specifically reserved. The Company does not accrue interest on impaired loans when management believes the collection of interest is unlikely.

Investments (Continued)

Investment real estate, which the Company has the intent to hold for the production of income, is carried at depreciated cost, including capital additions, net of write-downs for other than temporary declines in fair value. Properties held for sale (primarily acquired through foreclosure) are carried at the lower of cost or fair value less estimated selling costs. Adjustments to the carrying value of properties held for sale are recorded in a valuation reserve when the fair value less estimated selling costs is below cost. Fair value is generally estimated using a discounted future cash flow analysis in conjunction with comparable sales information. Property valuations are reviewed regularly by the Company's investment management group.

Short-term investments, consisting primarily of money market instruments and other debt purchased with an original maturity of 91 days to one year, are considered available for sale and are carried at fair value, which approximates amortized cost.

Other invested assets consist primarily of partnerships and equity subsidiaries. Partnerships and equity subsidiaries are carried on an equity basis.

The Company utilizes foreign exchange forward contracts, futures contracts, swap agreements, warrants and written options for other than trading purposes in order to hedge interest rate, equity price and foreign exchange risks (collectively, market risk). (Refer to Note 6.)

Foreign exchange forward contracts, which are designated at inception and are effective as hedges of foreign translation and transaction exposures related to investments classified as available for sale, are accounted for using the deferral method. Accordingly, realized and unrealized gains and losses from these foreign exchange forward contracts are deferred on the Consolidated Balance Sheets, net of tax, in accumulated other comprehensive income. Upon disposal of the hedged item, deferred gains and losses are recognized in net realized capital gains or losses. Excess realized or unrealized gain or loss, if any, from the foreign exchange forward contract compared to the foreign investment being hedged, is reported as a net realized capital gain or loss.

Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of futures contracts that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability. Deferred gains or losses on such futures contracts are amortized over the life of the acquired asset or liability as a yield adjustment or through net realized capital gains or losses upon disposal of an asset. Changes in the fair value of futures contracts that do not qualify as hedges are recorded in net realized capital gains or losses. Hedge designation requires specific asset or liability identification, a probability at inception of high correlation with the position underlying the hedge, and that such high correlation be maintained throughout the hedge period. If a hedging instrument ceases to be highly correlated with the position underlying the hedge, hedge accounting ceases at that date and excess gains and losses on the hedging instrument are reflected in net realized capital gains or losses.

Interest rate and currency swap agreements, which are designated as interest rate or currency risk management instruments at inception, are accounted for using the accrual method. Accordingly, the difference between amounts paid and received on such agreements is reported in net investment income. There is no recognition in the Consolidated Balance Sheets of changes in the fair value of these agreements.

Warrants represent the right to purchase specific securities and are accounted for as hedges. Upon exercise, the cost of the warrants is added to the basis of the securities purchased.

Written options are contracts that grant the purchaser, for a fee, the right but not the obligation, to buy or sell a financial instrument at a contracted price within a specified period of time. Changes in the fair value of the option are reported in realized capital gains.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars at the exchange rate in effect at each year end for assets and liabilities and average exchange rates during the year for results of operations. The related unrealized gains or losses resulting from translation of the net assets are included in accumulated other comprehensive income. If the economy of the country where a foreign subsidiary is located is considered highly inflationary (generally, cumulative inflation levels in excess of 100% over a three-year period), changes in the value of net monetary assets or liabilities would be recognized currently in earnings.

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

Deferred Policy Acquisition Costs

Certain costs of acquiring insurance business are deferred. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain expenses of underwriting and issuing contracts, and certain agency expenses. For certain annuity and pension contracts, such costs are amortized in proportion to estimated gross profits and adjusted to reflect actual gross profits over the life of the contracts (up to 20 years for annuity and pension contracts). Deferred policy acquisition costs are written off to the extent that it is determined that future policy premiums and investment income or gross profits are not adequate to cover related expenses.

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

Insurance Liabilities

Future policy benefits include reserves for limited payment and traditional life insurance contracts. (Refer to Note 4 for further discussion on the sale of the individual life insurance business.) Reserves for universal life contracts are equal to cumulative premiums less charges plus credited interest thereon. Reserves for limited payment and traditional life insurance contracts are computed on the basis of assumed investment yield, mortality, morbidity and expenses, including a margin for adverse deviation. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates averaged 6.56% in 1998. Investment yield is based on the Company's experience. Mortality, morbidity and withdrawal rate assumptions are based on the Company's experience and are periodically reviewed against both industry standards and experience.

Policyholders' funds left with the Company include reserves for pension and annuity investment contracts. Reserves on such contracts are equal to cumulative deposits less charges plus credited interest thereon (rates averaged 9.19% in 1998), net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Reserves on contracts subject to experience rating reflect the rights of contractholders, plan participants and the Company.

Unpaid claims related to the Company's prepaid health care services (primarily health maintenance organizations) consist principally of medical claims and capitation costs. Medical claims include estimates of payments to be made on claims reported and estimates of health care services rendered but not reported to the Company as of the balance sheet date. Such estimates include the cost of services that will continue to be rendered after the balance sheet date if the Company is obligated to pay for such services in accordance with contract provisions or regulatory requirements. Reserves for unpaid claims for other group health products (including short-duration contracts) and medical claims payable reflect estimates, derived from past experience, of the ultimate cost of incurred claims, including claims that have been incurred but not reported, and claims that have been reported, but not settled. Unpaid claims payable are estimated periodically and any resulting adjustments are reflected in results of operations.

Premium deficiency losses are recognized when it is probable that expected claim expenses will exceed future premiums on existing health and other insurance contracts. For purposes of premium deficiency losses, contracts are grouped in a manner consistent with the Company's method of acquiring, servicing and measuring the profitability of such contracts.

Intersegment Transactions

The Company accounts for intersegment loans as if the loans were to third parties, that is, at current market rates. The intersegment loans and related interest are eliminated in consolidation.

Revenue Recognition

For certain annuity contracts, charges assessed against policyholders' funds for the cost of insurance, surrender charges, actuarial margin and other fees are recorded as revenue in fees and other income. Other amounts received for these contracts are reflected as deposits and are not recorded as revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity, reflected as an offsetting amount in both premiums and current and future benefits in the Consolidated Statements of Income.

Revenue Recognition (continued)

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

Allocations of Expenses

The Company allocates centrally incurred costs associated with specific internal goods or services provided to a segment, such as employee services, technology services and rent, to the business segments based on a reasonable method of each specific cost (e.g., usage, headcount, compensation or square footage occupied). Interest expense on third-party borrowings is not currently allocated to the reporting segments, since it is not used as a basis for measuring the operating performance of the segment.

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

Reinsurance

The Company utilizes reinsurance agreements to reduce exposure to large losses in certain aspects of its insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. Only those reinsurance recoverables deemed probable of recovery are reflected as assets. (Refer to Note 4.)

2. Earnings Per Common Share

A reconciliation of the numerator and denominator of the basic and diluted earnings per common share ("EPS") is as follows:

                                                                                              Per Common
                                                                     Income           Shares       Share
(Millions, except per common share data)                         (Numerator)    (Denominator)     Amount
--------------------------------------------------------------------------------------------------------
1998
Net income                                                           $848.1
Less:  Preferred stock dividends                                       55.3
                                                                     ------
Basic EPS
  Income applicable to common ownership                               792.8            144.1      $5.50
Effect of dilutive securities:                                                                    =====
  Stock options and other (1)                                                            1.1
  Convertible preferred stock                                          55.3             11.6
                                                                     ------            -----
Diluted EPS
  Income applicable to common ownership and assumed conversions      $848.1            156.8      $5.41
=======================================================================================================
1997
Net income                                                           $901.1
Less:  Preferred stock dividends                                       55.5
                                                                     ------
Basic EPS
  Income applicable to common ownership                               845.6            149.2      $5.67
Effect of dilutive securities:                                                                    =====
  Stock options and other (1)                                                            1.5
  Convertible preferred stock                                          55.5             10.2
                                                                     ------            -----
Diluted EPS
  Income applicable to common ownership and assumed conversions      $901.1            160.9      $5.60
=======================================================================================================
1996(2)(3)
Income from continuing operations                                    $205.1
Less:  Preferred stock dividends                                       25.1
                                                                     ------
Basic EPS
  Income applicable to common ownership                              $180.0            131.3      $1.37
                                                                     ======                       =====
Effect of dilutive securities:
  Stock options and other (1)                                                            1.2
                                                                                       -----
Diluted EPS
  Income applicable to common ownership and assumed conversions      $180.0            132.5      $1.36
=======================================================================================================

(1) Options to purchase shares of common stock in 1998, 1997 and 1996 of 3.0 million shares, .2 million shares and 1.2 million shares, respectively, (with exercise prices ranging from $71.50 - $112.63) were not included in the calculation of diluted earnings per common share because the options' exercise price was greater than the average market price of common shares.
(2) The issuable common stock related to Class C voting mandatorily convertible preferred stock (5.3 million weighted average shares) was not included in the computation of diluted earnings per common share in 1996 because to do so would be anti-dilutive.
(3) In 1996, basic and diluted earnings per common share related to Discontinued Operations were $3.40 and $3.36, respectively.

3. Merger with U.S. Healthcare

The merger with U.S. Healthcare was consummated on July 19, 1996. As a result of the merger, each outstanding share of Aetna Services common stock became a share of common stock of Aetna Inc. Each outstanding share of U.S. Healthcare common stock and Class B Stock became a right to receive $34.20 in cash, 0.2246 shares of Aetna Inc. common stock and 0.0749 shares of Aetna Inc. Class C Voting Preferred Stock. The Company's consolidated results of operations include U.S. Healthcare from July 19, 1996.

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

4. Other Acquisitions and Dispositions

Aetna U.S. Healthcare

On December 9, 1998, the Company entered into definitive agreements with The Prudential Insurance Company of America to acquire the Prudential health care business for $1 billion. The Company currently expects to complete the acquisition in the second quarter of 1999. The acquisition is subject to approval by federal antitrust and state regulators, and other customary closing conditions.

On July 15, 1998, the Company acquired New York Life Insurance Company's ("NYL") NYLCare health business for a purchase price of $1.05 billion in cash, subject to adjustment as provided in the transaction agreements. The acquisition was accounted for as a purchase. The excess of the cash payment over the fair value of the net assets acquired resulted in approximately $950 million, net of related deferred taxes, being allocated to goodwill and other acquired intangible assets, which is being amortized over a 40-year period for goodwill and over a range of three to 20 years for other acquired intangible assets. The Company's consolidated results of operations include the NYLCare health business from July 15, 1998. Originally, in addition to the cash purchase price, payments totaling up to $300 million (up to $150 million in each of two years) were potentially payable to the extent that predetermined earnings and membership targets in future periods were achieved (the "Earnout"). On January 29, 1999, the Company and NYL agreed to resolve all purchase price adjustments and obligations under the Earnout. Under this agreement, the Company paid NYL an additional $50 million to resolve such matters. As a result, the total purchase price is approximately $1.1 billion.

During 1997, the Company's health business sold subsidiaries that were involved in physician practice management, health electronic data interchange services and behavioral health management. The sale of these entities resulted in a net after-tax realized capital gain of $31 million ($82 million pretax). At the time of the sale of the behavioral health management business, Human Affairs International ("HAI"), the Company entered into a long-term strategic provider relationship that will provide its health members continued access to HAI's, as well as the purchaser's, participating behavioral health professionals. Under the terms of this long-term strategic relationship, the Company may receive incentive-related compensation payments of up to $300 million during the period from the closing date through the year 2004.

Aetna Retirement Services

On October 1, 1998, the Company sold its domestic individual life insurance business to Lincoln National Corporation ("Lincoln") for $1 billion in cash, subject to adjustment as provided by the related agreements. The transaction was generally in the form of an indemnity reinsurance arrangement, under which Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains directly obligated to policyholders. Assets related to and supporting the life policies were transferred to Lincoln and the Company recorded a reinsurance receivable from Lincoln. The transaction resulted in an after-tax gain on the sale of approximately $152 million, of which $88 million will be deferred and amortized over approximately 15 years.

Revenues for the business lines sold to Lincoln were $399 million, $553 million and $538 million for 1998 (through the sale date), 1997 and 1996, respectively. Net income for these business lines, excluding Year 2000 costs in 1998 and net realized capital gains in all periods, was $72 million, $75 million and $80 million for 1998 (through the sale date), 1997 and 1996, respectively. Premiums ceded and reinsurance recoveries made in 1998 totaled $153 million and $58 million, respectively.

Aetna International

On September 1, 1998, the Company acquired a 74.5% ownership interest in Cruz Blanca, a private health insurance company in Chile, for approximately $92 million.

The total amount of Aetna International's investments in 1998, excluding its investment in Cruz Blanca, was approximately $150 million. These investments were individually not material.

In April 1997, the Company acquired a 49% ownership interest for approximately $300 million in a Brazilian joint venture that provides health and life insurance, as well as private pension plan products. The joint venture is being accounted for on the equity basis. In late 1996, the Company acquired certain interests in two similar joint ventures with its Mexican partner, in addition to increasing its existing equity ownership in Mexico. The total amount of these investments was $171 million. Additional investments in the pension products joint venture totalled $50 million in 1997.

Other

The Company also acquired the following entities during 1997: Financial Network Investment Corporation; Virginia Mason Health Plan, Inc.; Frontier Health Holdings, Inc.; and Financial Life Assurance Company of Canada. The purchase price of these acquisitions, both individually and in the aggregate, were not material.

On April 2, 1996, the Company sold its property-casualty operations to an affiliate of The Travelers Insurance Group Inc. ("Travelers") for approximately $4.1 billion in cash. The sale resulted in an after-tax gain of $264 million ($218 million pretax). The operating results of the property-casualty operations are presented as Discontinued Operations through the sale date. Operating results for the period from January 1 to April 2, 1996 included total revenue of $1.5 billion, income before income taxes of $263 million, income taxes of $81 million and income of $182 million.

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

5. Investments

Debt securities available for sale at December 31 were as follows:

                                                                                     Gross        Gross
                                                                  Amortized     Unrealized   Unrealized            Fair
1998 (Millions)                                                        Cost          Gains       Losses           Value
-----------------------------------------------------------------------------------------------------------------------
Bonds:
  U.S. government and government agencies and authorities         $ 1,863.8       $  136.4       $  1.6       $ 1,998.6
  States, municipalities and political subdivisions                   531.8           18.6           .3           550.1
  U.S. corporate securities:
    Utilities                                                       2,454.8          135.6         12.4         2,578.0
    Financial                                                       4,739.1          215.6          8.8         4,945.9
    Transportation/capital goods                                    2,313.7          193.7          5.5         2,501.9
    Health care/consumer products                                   2,495.2          167.6          6.5         2,656.3
    Natural resources                                               1,494.3           72.9         16.5         1,550.7
    Other corporate securities                                      1,314.5           86.0         44.7         1,355.8
-----------------------------------------------------------------------------------------------------------------------
      Total U.S. corporate securities                              14,811.6          871.4         94.4        15,588.6
-----------------------------------------------------------------------------------------------------------------------
  Foreign:
    Government, including political subdivisions                    2,722.6          243.1         81.9         2,883.8
    Utilities                                                         589.8           92.0          5.2           676.6
    Other                                                           2,802.2          126.6         60.8         2,868.0
-----------------------------------------------------------------------------------------------------------------------
      Total foreign securities                                      6,114.6          461.7        147.9         6,428.4
-----------------------------------------------------------------------------------------------------------------------
  Residential mortgage-backed securities:
    Pass-throughs                                                   2,248.8           78.9          5.0         2,322.7
    Collateralized mortgage obligations                             1,929.2          122.4         10.4         2,041.2
-----------------------------------------------------------------------------------------------------------------------
      Total residential mortgage-backed securities                  4,178.0          201.3         15.4         4,363.9
-----------------------------------------------------------------------------------------------------------------------
  Commercial/Multifamily mortgage-backed securities (1)             2,121.8           44.3         42.9         2,123.2
  Other asset-backed securities (2)                                   954.9           17.2          1.1           971.0
-----------------------------------------------------------------------------------------------------------------------
Total bonds                                                        30,576.5        1,750.9        303.6        32,023.8
Redeemable preferred stocks                                           153.6            4.4          1.0           157.0
-----------------------------------------------------------------------------------------------------------------------
Total debt securities                                             $30,730.1       $1,755.3       $304.6       $32,180.8
=======================================================================================================================

1997 (Millions)
-----------------------------------------------------------------------------------------------------------------------
Bonds:
  U.S. government and government agencies and authorities         $ 3,762.3       $  168.0       $  1.7       $ 3,928.6
  States, municipalities and political subdivisions                   190.7           16.1           .2           206.6
  U.S. corporate securities:
    Utilities                                                       2,382.6          125.1          2.2         2,505.5
    Financial                                                       5,049.4          169.8          2.4         5,216.8
    Transportation/capital goods                                    2,417.7          174.7          3.0         2,589.4
    Health care/consumer products                                   1,641.5           97.7          3.9         1,735.3
    Natural resources                                               1,467.1           93.5           .7         1,559.9
    Other corporate securities                                      1,418.9           88.2           .9         1,506.2
-----------------------------------------------------------------------------------------------------------------------
      Total U.S. corporate securities                              14,377.2          749.0         13.1        15,113.1
-----------------------------------------------------------------------------------------------------------------------
  Foreign:
    Government, including political subdivisions                    2,514.7          161.6         46.5         2,629.8
    Utilities                                                         612.4           76.9           .2           689.1
    Other                                                           3,714.8          188.5         72.9         3,830.4
-----------------------------------------------------------------------------------------------------------------------
      Total foreign securities                                      6,841.9          427.0        119.6         7,149.3
-----------------------------------------------------------------------------------------------------------------------
  Residential mortgage-backed securities:
    Pass-throughs                                                   1,707.5          107.3          2.3         1,812.5
    Collateralized mortgage obligations                             2,549.6          162.8          2.0         2,710.4
-----------------------------------------------------------------------------------------------------------------------
      Total residential mortgage-backed securities                  4,257.1          270.1          4.3         4,522.9
-----------------------------------------------------------------------------------------------------------------------
  Commercial/Multifamily mortgage-backed securities (1)             1,586.2           42.0          6.2         1,622.0
  Other asset-backed securities (2)                                 1,612.9           23.0           .8         1,635.1
-----------------------------------------------------------------------------------------------------------------------
Total bonds                                                        32,628.3        1,695.2        145.9        34,177.6
Redeemable preferred stocks                                            65.7            1.7           --            67.4
-----------------------------------------------------------------------------------------------------------------------
Total debt securities                                             $32,694.0       $1,696.9       $145.9       $34,245.0
=======================================================================================================================

(1) Includes approximately $178.1 million and $209.6 million of subordinate and residual certificates at December 31, 1998 and 1997, respectively, from a securitization of approximately $802.7 million of commercial mortgage loans in 1997 (proceeds of approximately $635.1 million) which were retained by the Company.
(2) Includes approximately $89.2 million and $97.9 million of subordinate and residual certificates at December 31, 1998 and 1997, respectively, from a 1995 mortgage loan securitization which were retained by the Company.

At December 31, 1998 and 1997, net unrealized appreciation on available-for-sale debt securities included $576 million and $678 million, respectively, related to experience-rated contracts and $362 million and $388 million, respectively, related to discontinued products (refer to Note 10), which were not reflected in shareholders' equity.

The carrying and fair value of debt securities are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

                                                   Amortized                Fair
1998 (Millions)                                         Cost               Value
--------------------------------------------------------------------------------
Due to mature:
  One year or less                                 $ 1,734.9           $ 1,762.7
  After one year through five years                  6,934.0             7,107.9
  After five years through ten years                 7,169.1             7,420.9
  After ten years                                    7,637.4             8,431.2
  Mortgage-backed securities                         6,299.8             6,487.1
  Other asset-backed securities                        954.9               971.0
--------------------------------------------------------------------------------
Total                                              $30,730.1           $32,180.8
================================================================================

Investments in equity securities at December 31 were as follows:

(Millions)                                                1998             1997
-------------------------------------------------------------------------------
Cost                                                    $762.6         $  824.4
Gross unrealized capital gains                            81.1            287.6
Gross unrealized capital losses                          (43.2)           (70.6)
-------------------------------------------------------------------------------
Fair value                                              $800.5         $1,041.4
===============================================================================

Real estate holdings at December 31 were as follows:

(Millions)                                               1998             1997
-------------------------------------------------------------------------------
Properties held for sale                                $223.8          $ 328.3
Investment real estate                                   137.6            142.5
-------------------------------------------------------------------------------
                                                         361.4            470.8
Valuation reserve                                        (91.1)          (101.3)
-------------------------------------------------------------------------------
Net carrying value of real estate                       $270.3          $ 369.5
===============================================================================

Accumulated depreciation for investment real estate was $60 million at December 31, 1998 and 1997.

Total real estate write-downs included in the net carrying value of the Company's real estate holdings at December 31, 1998 and 1997 were $122 million and $160 million, respectively, (including $104 million and $116 million, respectively, attributable to assets supporting discontinued products).

At December 31, 1998 and 1997, the total recorded investment in mortgage loans that are considered to be impaired (including problem loans, restructured loans and potential problem loans) and related specific reserves were as follows:

                                                 1998                        1997
                                      -------------------------   -------------------------
                                           Total                       Total
                                        Recorded       Specific     Recorded       Specific
(Millions)                            Investment       Reserves   Investment       Reserves
-------------------------------------------------------------------------------------------
Supporting discontinued products          $161.9          $22.9       $206.5          $25.8
Supporting experience-rated products        95.7           21.7        110.8           16.7
Supporting remaining products               43.6            3.2         70.2            8.7
-------------------------------------------------------------------------------------------
Total impaired loans                      $301.2(1)       $47.8       $387.5(1)       $51.2
===========================================================================================

(1) Includes impaired loans of $96.0 million and $127.7 million, respectively, for which no specific reserves are considered necessary.

The activity in the specific and general mortgage loan impairment reserves for the periods indicated is summarized below:

                                                            Supporting
                                           Supporting      Experience-       Supporting
                                         Discontinued            Rated        Remaining
(Millions)                                   Products         Products         Products         Total
-----------------------------------------------------------------------------------------------------
Balance at December 31, 1996                   $136.7           $ 74.7           $ 35.6        $247.0
-----------------------------------------------------------------------------------------------------
Credited to net realized capital gains             --               --            (10.6)        (10.6)
Credited to other accounts                      (25.0)(1)        (20.0)(1)           --         (45.0)
Principal write-offs                            (43.0)           (23.1)           (10.8)        (76.9)
-----------------------------------------------------------------------------------------------------
Balance at December 31, 1997 (2)                 68.7             31.6             14.2         114.5
-----------------------------------------------------------------------------------------------------
Credited to net realized capital gains             --               --             (8.0)         (8.0)
(Credited) Charged to other accounts            (37.0)(1)         (2.0)(1)          4.7         (34.3)
Principal write-offs                             (2.2)              --             (3.1)         (5.3)
-----------------------------------------------------------------------------------------------------
Balance at December 31, 1998 (2)               $ 29.5           $ 29.6           $  7.8        $ 66.9
=====================================================================================================

(1) Reflects adjustments to reserves related to assets supporting experience-rated products and discontinued products, which do not affect the Company's results of operations.
(2) Total reserves at December 31, 1998 and 1997 include $47.8 million and $51.2 million of specific reserves and $19.1 million and $63.3 million of general reserves, respectively.

Income earned (pretax) and cash received on the average recorded investment in impaired loans for the twelve months ended December 31 were as follows:

                                                        1998                                  1997
                                           --------------------------------     --------------------------------
                                            Average                              Average
                                           Impaired      Income        Cash     Impaired      Income        Cash
(Millions)                                    Loans      Earned    Received        Loans      Earned    Received
----------------------------------------------------------------------------------------------------------------
Supporting discontinued products             $172.8       $13.5       $13.8       $343.1       $36.9       $30.2
Supporting experience-rated products          104.1         9.9        10.1        195.3        17.6        14.5
Supporting remaining products                  47.9         3.4         3.0        112.2        12.5        10.3
----------------------------------------------------------------------------------------------------------------
Total                                        $324.8       $26.8       $26.9       $650.6       $67.0       $55.0
================================================================================================================

Significant noncash investing and financing activities include the acquisition of real estate through foreclosures of mortgage loans amounting to $13 million and $33 million for 1998 and 1997, respectively.

At December 31, 1998 and 1997, the Company's mortgage loan balances net of specific impairment reserves by geographic region and property type were as follows:

(Millions)                                                1998              1997
--------------------------------------------------------------------------------
South Atlantic                                        $  554.3          $  790.0
Middle Atlantic                                          760.7             948.4
New England                                              294.3             417.9
South Central                                             92.5             116.0
North Central                                            410.3             522.8
Pacific and Mountain                                     636.8             886.6
Non-U.S                                                  823.2             589.4
--------------------------------------------------------------------------------
Total                                                  3,572.1           4,271.1
Less:  general impairment reserve                         19.1              63.3
--------------------------------------------------------------------------------
Net mortgage loan balance                             $3,553.0          $4,207.8
================================================================================

(Millions)                                                1998              1997
--------------------------------------------------------------------------------
Office                                                $1,519.4          $2,009.2
Retail                                                   647.2             901.9
Apartment                                                123.0             140.0
Hotel/Motel                                              182.6             239.6
Industrial                                               267.9             325.1
Mixed Use                                                238.4             263.8
Other                                                    593.6             391.5
--------------------------------------------------------------------------------
Total                                                  3,572.1           4,271.1
Less:  general impairment reserve                         19.1              63.3
--------------------------------------------------------------------------------
Net mortgage loan balance                             $3,553.0          $4,207.8
================================================================================

6. Financial Instruments

Estimated Fair Value

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 1998 and 1997 were as follows:

                                                       1998                                1997
                                           -----------------------------       -----------------------------
                                            Carrying      Estimated Fair        Carrying      Estimated Fair
(Millions)                                     Value               Value           Value               Value
------------------------------------------------------------------------------------------------------------
Assets:
  Mortgage loans                           $ 3,553.0           $ 3,597.1       $ 4,207.8           $ 4,327.0
Liabilities:
  Investment contract liabilities:
    With a fixed maturity                  $ 4,758.4           $ 4,814.1       $ 5,897.1           $ 6,022.6
    Without a fixed maturity                11,812.1            11,194.9        11,932.0            11,438.8
  Long-term debt                             2,521.2             2,569.0         2,346.2             2,390.6
------------------------------------------------------------------------------------------------------------

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

The following valuation methods and assumptions were used by the Company in estimating the fair value of the above financial instruments:

Mortgage loans: Fair values are estimated by discounting expected mortgage loan cash flows at market rates that reflect the rates at which similar loans would be made to similar borrowers. The rates reflect management's assessment of the credit quality and the remaining duration of the loans. The fair value estimates of mortgage loans of lower credit quality, including problem and restructured loans, are based on the estimated fair value of the underlying collateral.

Investment contract liabilities (included in policyholders' funds left with the Company):

With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

Without a fixed maturity: Fair value is estimated as the amount payable to the contractholder upon demand. However, the Company has the right under such contracts to delay payment of withdrawals that may ultimately result in paying an amount different than that determined to be payable on demand.

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

Off-Balance-Sheet and Other Financial Instruments

The notional amounts, carrying values and estimated fair values of the Company's off-balance-sheet and other financial instruments at December 31 were as follows:

                                                                         1998                                     1997
                                                          -----------------------------------       --------------------------------
                                                                       Carrying                                 Carrying
                                                                          Value     Estimated                      Value   Estimated
                                                          Notional        Asset          Fair     Notional         Asset        Fair
(Millions)                                                  Amount  (Liability)         Value       Amount   (Liability)       Value
------------------------------------------------------------------------------------------------------------------------------------
Foreign exchange forward contracts - sell:
  Related to net investments in foreign affiliates          $192.4        $(2.7)        $(3.3)      $157.8          $ .8        $1.0
  Related to investments in nondollar-
    denominated assets                                        33.6          (.1)          (.1)        42.7            .6          .6
Foreign exchange forward contracts - buy:
  Related to net investments in foreign affiliates              --           --            --         11.9            --          --
  Related to investments in nondollar-
    denominated assets                                         2.3           --            --         25.0           1.5         1.5
Futures contracts to purchase securities                     293.4         (4.3)         (4.3)         8.5            .1          .1
Futures contracts to sell securities                         966.4         10.9          10.9         10.0            .2          .2
Interest rate swaps                                           43.0           --           8.5         43.0            --         7.2
Currency swaps                                                19.8           --            .5           --            --          --
Warrants to purchase securities                               26.5          1.6           1.6         19.6           6.7         6.7
Written options                                               50.0           .1            .1           --            --          --
------------------------------------------------------------------------------------------------------------------------------------

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

The Company engages in hedging activities to manage interest rate, equity price and foreign exchange risks. Such hedging activities have principally consisted of using off-balance-sheet instruments that involve, to varying degrees, elements of market risk and credit risk in excess of the amounts recognized in the Consolidated Balance Sheets. The Company evaluates the risks associated with these instruments in a manner similar to that used to evaluate the risks associated with on-balance-sheet financial instruments. Unlike on-balance-sheet financial instruments, where credit risk is generally represented by the notional or principal amount, the off-balance-sheet financial instruments' risk of credit loss generally is significantly less than the notional value of the instrument and is represented by the positive fair value of the instrument. The Company generally does not require collateral or other security to support the financial instruments discussed below. However, the Company controls its credit risk exposure through credit approvals, credit limits and regular monitoring procedures. There were no material concentrations of off-balance-sheet financial instruments at December 31, 1998 or December 31, 1997.

Foreign Exchange Forward Contracts:

Foreign exchange forward contracts are agreements to exchange fixed amounts of two different currencies at a specified future date and at a specified price. The Company selectively hedges to manage its foreign exchange risk. The Company generally utilizes short-term foreign exchange forward contracts to hedge its foreign exchange exposure arising from certain investments in foreign affiliates and nondollar-denominated investment securities.

Futures Contracts:

Futures contracts represent commitments to either purchase or sell securities at a specified future date and at a specified price or yield. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

Off-Balance-Sheet and Other Financial Instruments (Continued)

Interest Rate and Currency Swaps:

The Company utilizes interest rate swaps to manage certain exposures related to changes in interest rates primarily by exchanging variable-rate returns for fixed-rate returns. The Company also utilizes currency swaps to manage certain exposures related to changes in foreign currency values primarily by exchanging currencies and agreeing to re-exchange the currencies at the same rate of exchange at a specified future date.

Warrants:

Warrants are instruments giving the Company the right, but not the obligation to buy a security at a given price during a specified period.

Written Options:

Written options are contracts that give the holder the right, but not the obligation to buy a financial instrument at a given price during a specified period. Written options may be used to manage certain exposure to changes in interest rates.

7. Net Investment Income

Sources of net investment income were as follows:

(Millions)                                    1998           1997           1996
--------------------------------------------------------------------------------
Debt securities                           $2,387.4       $2,365.3       $2,313.3
Equity securities                             38.5           42.1           34.0
Short-term investments                        71.5           51.8           61.3
Mortgage loans                               353.1          610.1          761.8
Real estate                                   86.3          182.6          300.2
Policy loans                                  36.4           39.9           37.2
Other                                        240.3          175.5          155.2
Cash equivalents                             127.3          114.9          135.1
--------------------------------------------------------------------------------
Gross investment income                    3,340.8        3,582.2        3,798.1
Less: investment expenses                    149.9          204.7          232.9
--------------------------------------------------------------------------------
Net investment income (1)(2)              $3,190.9       $3,377.5       $3,565.2
--------------------------------------------------------------------------------

(1) Includes $10.1 million, $15.6 million and $67.1 million from real estate held for sale during 1998, 1997 and 1996, respectively.
(2) Includes amounts allocable to experience-rated contractholders of $1.2 billion, $1.3 billion and $1.4 billion during 1998, 1997 and 1996, respectively. Interest credited to contractholders is included in current and future benefits.

8. Capital Gains and Losses on Investment Operations and Other

Realized capital gains or losses are the difference between the carrying value and sale proceeds of specific investments sold. Provisions for impairments and changes in the fair value of real estate held for sale are also included in net realized capital gains or losses.

Net realized capital gains (losses), excluding amounts allocable to experience-rated contractholders and discontinued products, on investments were as follows:

(Millions)                                       1998         1997         1996
-------------------------------------------------------------------------------
Debt securities                                $ 51.7       $ 49.8       $(11.8)
Equity securities (1)                           166.2        231.2         46.3
Mortgage loans                                   19.9         19.2         33.9
Real estate                                       3.2         13.5          4.7
Sales of subsidiaries (2)                          --         82.3         60.1
Other (3)                                       (29.2)       (61.8)         1.2
-------------------------------------------------------------------------------
Pretax realized capital gains                  $211.8       $334.2       $134.4
===============================================================================
After-tax realized capital gains               $134.9       $198.4       $ 85.9
===============================================================================

(1) Includes pretax realized capital gains of $74.4 million and $151.0 million in 1998 and 1997, respectively, related to the sale of the Company's investment in Travelers Property Casualty Corp.
(2) Realized capital gains in 1997 include net pretax gains associated with the sale of certain health subsidiaries. (Refer to Note 4.) Realized capital gains in 1996 include pretax gains of $39.3 million from the sale of Aetna Realty Investors and $20.8 million from the sale of Aetna Health Plans of Western Pennsylvania.
(3) Includes pretax realized capital losses of $12.7 million in 1998 for futures contracts related to investments sold as part of the sale of the individual life business and $44.0 million in 1997 related to the write-down of certain properties that the Company had classified as held for sale.

Net realized capital gains of $125 million, $221 million and $199 million for 1998, 1997 and 1996, respectively, allocable to experience-rated contractholders were deducted from net realized capital gains and an offsetting amount was reflected in policyholders' funds left with the Company.

Proceeds from the sale of available-for-sale debt securities and the related gross gains and losses were as follows:

(Millions)                                1998             1997             1996
--------------------------------------------------------------------------------
Proceeds on sales                    $20,254.6        $16,247.8        $13,625.6
Gross gains                              174.8             90.2             77.6
Gross losses                             123.1             40.4             89.4
--------------------------------------------------------------------------------

Changes in shareholders' equity related to changes in accumulated other comprehensive income (unrealized capital gains and losses on securities and foreign currency) (excluding those related to experience-rated contractholders and discontinued products) were as follows:

(Millions)                                                   1998       1997       1996
---------------------------------------------------------------------------------------
Continuing Operations:
  Debt securities                                         $  28.2    $ 194.5    $(225.8)
  Equity securities                                        (179.1)    (152.4)     307.5
  Foreign exchange and other, net                           (47.9)     (92.8)     (70.9)
Discontinued Operations                                        --         --     (474.0)
---------------------------------------------------------------------------------------
Subtotal                                                   (198.8)     (50.7)    (463.2)
Decrease in deferred income taxes                           (69.5)     (17.8)    (162.1)
---------------------------------------------------------------------------------------
Net changes in accumulated other comprehensive income     $(129.3)   $ (32.9)   $(301.1)
=======================================================================================

Shareholders' equity included the following accumulated other comprehensive income which are net of amounts allocable to experience-rated contractholders and discontinued products at December 31:

(Millions)                                                   1998           1997
--------------------------------------------------------------------------------
Debt securities available for sale:
  Gross unrealized capital gains                           $ 678.5       $ 563.0
  Gross unrealized capital losses                           (164.9)        (77.6)
--------------------------------------------------------------------------------
                                                             513.6         485.4
--------------------------------------------------------------------------------
Equity securities:
  Gross unrealized capital gains                              81.1         287.6
  Gross unrealized capital losses                            (43.2)        (70.6)
--------------------------------------------------------------------------------
                                                              37.9         217.0
--------------------------------------------------------------------------------

Foreign exchange and other, net                             (277.9)       (230.0)
Deferred income taxes                                        (95.8)       (165.3)
--------------------------------------------------------------------------------
Net accumulated other comprehensive income                 $ 177.8       $ 307.1
================================================================================

Additional Information - Accumulated Other Comprehensive Income

Changes in accumulated other comprehensive income related to changes in unrealized gains on securities (excluding those related to experience-rated contractholders and discontinued products) were as follows:

(Millions)                                                                                     1998       1997      1996
------------------------------------------------------------------------------------------------------------------------
Unrealized holding gains (losses) arising during the period (1)                             $ 107.6     $385.3   $(189.0)
Less:  reclassification adjustment for gains and other items included in net income (2)       224.5      335.4     153.8
------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses) on securities                                                 $(116.9)    $ 49.9   $(342.8)
------------------------------------------------------------------------------------------------------------------------

(1) Pretax unrealized holding gains (losses) arising during the period were $165.6 million, $592.8 million and ($290.8) million for 1998, 1997 and 1996, respectively.
(2) Pretax reclassification adjustments for gains and other items included in net income were $345.4 million, $511.0 million and $236.8 million for 1998, 1997 and 1996, respectively.

9. Severance and Facilities Charges

In 1996, the Company recorded severance and facilities reserves in connection with the integration of its acquired health businesses and certain other actions taken or to be taken in order to make its businesses more competitive. The Aetna U.S. Healthcare and Aetna Retirement Services severance and facilities actions were substantially completed by December 31, 1998. The Corporate severance actions and vacating of certain leased office space were substantially completed in 1997. The severance and facilities reserves established with the original plan in 1996 were an accurate estimation of costs incurred, including any refinements (and adjustments disclosed below) among the associated activities as the original plan was completed. In connection with the sale of the Company's property-casualty operations, the Company vacated, and the purchaser subleased, at market rates for a period of eight years, the space that the Company occupied in the CityPlace office facility in Hartford. (Refer to Note 21.)

Activity for 1998, 1997 and 1996 within the severance and facilities reserves (pretax) was as follows:

(Millions)                                                               Reserve
--------------------------------------------------------------------------------
Balance at December 31, 1995                                             $    --
Severance and facilities charges                                           864.7
Actions taken (1)                                                         (139.5)
--------------------------------------------------------------------------------
Balance at December 31, 1996                                               725.2
Actions taken (1)                                                         (274.8)
Adjustments (2)                                                            (45.0)
--------------------------------------------------------------------------------
Balance at December 31, 1997                                               405.4
Severance and facilities charges (3)                                         4.0
Actions taken (1)                                                         (114.5)
Adjustments (2)                                                             (2.5)
Other (4)                                                                 (287.5)
--------------------------------------------------------------------------------
Balance at December 31, 1998                                             $   4.9
================================================================================

(1)   Includes $45.8 million, $120.8 and $84.6 million in 1998, 1997 and 1996, respectively, of severance-related actions (including reductions of 1,144, 2,802 and 2,421 positions, respectively). Other actions include asset write-offs, vacated leased property payments and other exit costs.
(2) Reflects reductions in anticipated severance actions resulting from higher attrition than was contemplated in the establishment of the reserve in the Aetna U.S. Healthcare segment in 1997 (approximately 1,200 positions), and reduction of the reserve in the Aetna Retirement Services segment in 1998 upon substantial completion of anticipated actions, recorded as severance and facilities reserve reductions in the Consolidated Statements of Income.
(3) Relates to anticipated severance actions as a result of the sale of the domestic life business, which includes approximately 55 positions expected to be eliminated in 1999.
(4) Reflects the amount for actions associated with vacating the CityPlace office facility, which occurred in 1996. Refer to Note 21 for further discussion.

10. Discontinued Products

The Company discontinued the sale of its fully guaranteed large case pension products (single-premium annuities ("SPAs") and guaranteed investment contracts ("GICs")) in 1993. Under the Company's accounting for these discontinued products, a reserve for anticipated future losses from these products was established, and the reserve is reviewed by management quarterly. As long as the reserve continues to represent management's then best estimate of expected future losses, results of operations of the discontinued products, including net realized capital gains and losses, are credited/charged to the reserve and do not affect the Company's results of operations. Primarily as a result of favorable investment performance in 1998 the Company released $68 million (pretax) of the reserve. Also, as a result of continued favorable developments in real estate markets, the Company released $173 million (pretax) in 1997, and $202 million (pretax) in 1996 of the reserve. The current reserve reflects management's best estimate of anticipated future losses. The Company's results of operations would be adversely affected to the extent that future losses on the products are greater than anticipated and positively affected to the extent that future losses are less than anticipated.

At the time of discontinuance, a receivable from Large Case Pensions' continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products. Interest on the receivable is accrued at the discount rate that was used to calculate the loss on discontinuance. The offsetting payable, on which interest is similarly accrued, is reflected in continuing products. Interest on the payable generally offsets the investment income on the assets available to fund the shortfall. At December 31, 1998, the receivable from continuing products, net of related deferred taxes payable of $55 million on the accrued interest income, was $493 million. At December 31, 1997, the receivable from continuing products, net of the related deferred taxes payable of $43 million on the accrued interest income was $515 million. This amount is eliminated in consolidation.

Results of discontinued products were as follows (pretax):

                                                                          Charged (Credited)
                                                                             to Reserve for
(Millions)                                                     Results        Future Losses          Net(1)
-----------------------------------------------------------------------------------------------------------
1998
Net investment income                                         $  530.9              $    --          $530.9
Net realized capital gains                                       116.6               (116.6)             --
Interest earned on receivable from continuing products            34.4                   --            34.4
Other income                                                      28.5                   --            28.5
-----------------------------------------------------------------------------------------------------------
  Total revenue                                                  710.4               (116.6)          593.8
-----------------------------------------------------------------------------------------------------------
Current and future benefits                                      565.8                 13.8           579.6
Operating expenses                                                14.2                   --            14.2
-----------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                    580.0                 13.8           593.8
-----------------------------------------------------------------------------------------------------------
Results of discontinued products                              $  130.4              $(130.4)         $   --
===========================================================================================================
1997
Net investment income                                         $  675.5              $    --          $675.5
Net realized capital gains (2)                                   269.9               (269.9)             --
Interest earned on receivable from continuing products            33.1                   --            33.1
Other income                                                      25.3                   --            25.3
-----------------------------------------------------------------------------------------------------------
  Total revenue                                                1,003.8               (269.9)          733.9
-----------------------------------------------------------------------------------------------------------
Current and future benefits                                      652.3                 67.5           719.8
Operating expenses                                                14.1                   --            14.1
-----------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                    666.4                 67.5           733.9
-----------------------------------------------------------------------------------------------------------
Results of discontinued products                              $  337.4              $(337.4)         $   --
===========================================================================================================
1996
Net investment income                                         $  818.3              $    --          $818.3
Net realized capital gains                                       121.8               (121.8)             --
Interest earned on receivable from continuing products            45.7                   --            45.7
Change in accounting policy - FAS No. 121                          8.3                   --             8.3
Other income                                                      31.5                   --            31.5
-----------------------------------------------------------------------------------------------------------
  Total revenue                                                1,025.6               (121.8)          903.8
-----------------------------------------------------------------------------------------------------------
Current and future benefits                                      777.8                108.5           886.3
Operating expenses                                                17.5                   --            17.5
-----------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                    795.3                108.5           903.8
-----------------------------------------------------------------------------------------------------------
Results of discontinued products                              $  230.3              $(230.3)         $   --
===========================================================================================================

(1) Amounts are reflected in the 1998, 1997 and 1996 Consolidated Statements of Income, except for interest earned on the receivable from continuing products, which is eliminated in consolidation.
(2) Includes net realized capital gains of $154.4 million (pretax) related to continued favorable developments in real estate markets (including gains of $37.4 million (pretax) related to the securitization of commercial mortgage loans), as well as $57.4 million (pretax) resulting from the sale of investments in order to meet liquidity needs.

Net realized capital gains from the sale of bonds supporting discontinued products were $81 million, $56 million and $12 million (pretax) for 1998, 1997 and 1996, respectively.

Assets and liabilities supporting discontinued products at December 31 were as follows: (1)

(Millions)                                                              1998          1997
------------------------------------------------------------------------------------------
Debt securities available for sale                                  $5,890.5      $6,471.4
Mortgage loans                                                         754.2         976.9
Real estate                                                            104.2         116.9
Short-term and other investments                                       494.6         371.3
------------------------------------------------------------------------------------------
Total investments                                                    7,243.5       7,936.5
Current and deferred income taxes                                      187.5         165.6
Receivable from continuing products (2)                                548.0         557.8
------------------------------------------------------------------------------------------
Total assets                                                        $7,979.0      $8,659.9
==========================================================================================

Future policy benefits                                              $4,653.5      $4,763.0
Policyholders' funds left with the Company                           1,546.0       2,321.4
Reserve for anticipated future losses on discontinued products       1,214.1       1,151.7
Other                                                                  565.4         423.8
------------------------------------------------------------------------------------------
Total liabilities                                                   $7,979.0      $8,659.9
==========================================================================================

(1) Assets supporting the discontinued products are distinguished from other continuing operations assets.
(2)   The receivable from continuing products is eliminated in consolidation.

Net unrealized capital gains on available-for-sale debt securities are included above in other liabilities and are not reflected in consolidated shareholders' equity. The reserve for anticipated future losses is included in future policy benefits on the Consolidated Balance Sheets.

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

At December 31, 1998 and 1997, estimated future net realized capital losses attributable to mortgage loans and real estate expected to be charged to the reserve for anticipated future losses were $30 million and $69 million (pretax), respectively.

The activity in the reserve for anticipated future losses on discontinued products was as follows (pretax):

(Millions)
--------------------------------------------------------------------------------
Reserve at December 31, 1995                                            $  958.8
Results of discontinued products                                           230.3
Reserve reduction                                                         (202.3)
--------------------------------------------------------------------------------
Reserve at December 31, 1996                                               986.8
Results of discontinued products                                           337.4
Reserve reduction                                                         (172.5)
--------------------------------------------------------------------------------
Reserve at December 31, 1997                                             1,151.7
Results of discontinued products                                           130.4
Reserve reduction                                                          (68.0)
--------------------------------------------------------------------------------
Reserve at December 31, 1998                                            $1,214.1
================================================================================

11. Income Taxes

Income taxes (benefits) for continuing operations consist of the following:

(Millions)                                   1998           1997            1996
--------------------------------------------------------------------------------
Current taxes:
  Federal                                  $601.7         $407.1         $ 231.9
  State                                      39.9           34.6            15.6
  Foreign                                    21.0           25.1            10.4
--------------------------------------------------------------------------------
                                            662.6          466.8           257.9
--------------------------------------------------------------------------------
Deferred taxes (benefits):
  Federal                                  (111.4)         141.2          (139.9)
  State                                       (.2)           4.4             2.4
  Foreign                                     9.2           (2.3)           13.2
--------------------------------------------------------------------------------
                                           (102.4)         143.3          (124.3)
--------------------------------------------------------------------------------
Total                                      $560.2         $610.1         $ 133.6
================================================================================

Income taxes were different from the amount computed by applying the federal income tax rate to income from continuing operations before income taxes as follows:

(Millions)                                    1998            1997          1996
--------------------------------------------------------------------------------
Income from U.S. operations               $1,196.4        $1,261.8        $155.9
Income from non-U.S. operations              211.9           249.4         182.8
--------------------------------------------------------------------------------
Income before income taxes                 1,408.3         1,511.2         338.7
Tax rate                                        35%             35%           35%
--------------------------------------------------------------------------------
Application of the tax rate                  492.9           528.9         118.5
Tax effect of:
  Tax-exempt interest                         (4.1)           (2.6)         (4.4)
  Foreign operations                         (11.4)          (18.3)         (4.9)
  Excludable dividends                       (11.7)          (10.1)        (10.5)
  Goodwill amortization                       67.8            66.5          30.7
  State income taxes                          25.9            25.4          11.7
  Other, net                                    .8            20.3          (7.5)
--------------------------------------------------------------------------------
Income taxes                              $  560.2        $  610.1        $133.6
--------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, are as follows:

(Millions)                                                                1998        1997
------------------------------------------------------------------------------------------
Deferred tax assets:
  Insurance reserves                                                  $  360.6    $  325.4
  Reserve for anticipated future losses on discontinued products         407.0       392.3
  Reserve for severance and facilities charges                           126.7       167.4
  Impairment reserves                                                     32.8        38.0
  Other postretirement benefits                                          188.5       191.3
  Net operating loss carryforward                                         25.3        27.7
  Deferred compensation and other                                        106.0        64.3
  Other                                                                   10.8        24.1
------------------------------------------------------------------------------------------
Total gross assets                                                     1,257.7     1,230.5
Less:  valuation allowance                                                21.4        20.2
------------------------------------------------------------------------------------------
Assets, net of valuation allowance                                     1,236.3     1,210.3
------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Deferred policy acquisition costs                                      542.3       651.5
  Acquired intangibles other than goodwill                               382.2       432.8
  Accumulated other comprehensive income                                  91.6       132.2
  Market discount                                                         54.4        56.3
  Other                                                                  112.8       160.8
------------------------------------------------------------------------------------------
Total gross liabilities                                                1,183.3     1,433.6
------------------------------------------------------------------------------------------
Net deferred tax asset (liability)                                    $   53.0    $ (223.3)
==========================================================================================

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. The valuation allowance relates to future tax benefits on certain purchased domestic and foreign net operating losses.

Management believes that it is more likely than not that the Company will realize the benefit of the net deferred tax asset of $53 million. The Company expects sufficient taxable income in the future to realize the net deferred tax asset because of the Company's long-term history of having taxable income, which is projected to continue.

The Company has not recognized U.S. deferred taxes related to an estimated cumulative amount of undistributed earnings of approximately $467 million on its foreign corporations because the Company does not expect to repatriate these earnings. A U.S. deferred tax liability will be recognized when the Company expects that it will recover these undistributed earnings in a taxable manner, such as through a receipt of dividends or a sale of the investment.

The "Policyholders' Surplus Account," which arose under prior tax law, is generally that portion of a life insurance company's statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders' Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was $935 million at December 31, 1998, adjusted for Internal Revenue Service (the "Service") audits finalized to date. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount, since management believes under current tax law the conditions under which such taxes would become payable are remote.

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

The Company paid net income taxes of $553 million, $378 million and $249 million in 1998, 1997 and 1996, respectively.

12. Benefit Plans

The Company has noncontributory defined benefit pension plans covering substantially all Aetna Services employees and certain agents. The plan provides pension benefits based on years of service and average annual compensation (measured over 60 consecutive months of highest earnings in a 120 month period). Contributions are determined by using the Projected Unit Credit Method and, for qualified plans subject to ERISA requirements, are limited to amounts that are tax deductible.

Plans assets, primarily investments in domestic equities and fixed-income instruments, are held in trust, and benefit payments are administered by Aetna Life Insurance Company and affiliates. Approximately 7% of the plan assets at December 31, 1998 are held in the general account of Aetna Life Insurance Company.

Components of the net periodic benefit cost in continuing operations were as follows:

(Millions)                                        1998         1997         1996
--------------------------------------------------------------------------------
Actual return on plan assets                   $  70.2      $ 731.4      $ 373.1
Service cost                                     (76.0)       (74.9)       (77.7)
Interest cost                                   (239.0)      (231.4)      (217.0)
Net amortization and deferral                    255.6       (476.1)      (128.8)
--------------------------------------------------------------------------------
Net periodic benefit income (cost) (1)         $  10.8      $ (51.0)     $ (50.4)
================================================================================

(1) A curtailment loss of $95.6 million (pretax) is included in the gain on the sale of Discontinued Operations in 1996.

As of the measurement date (September 30), the status of the defined benefit pension plans was as follows:

(Millions)                                                                               1998          1997
-----------------------------------------------------------------------------------------------------------
Projected benefit obligation, beginning of year                                      $3,273.7      $3,149.8
Service cost                                                                             76.0          74.9
Interest cost                                                                           239.0         231.4
Actuarial loss (gain)                                                                   254.6         (33.3)
Benefits paid                                                                          (171.1)       (149.1)
-----------------------------------------------------------------------------------------------------------
Projected benefit obligation, end of year                                            $3,672.2      $3,273.7
-----------------------------------------------------------------------------------------------------------

Fair value of plan assets, beginning of year                                         $3,587.5      $2,932.3
Actual return on plan assets                                                             70.2         731.4
Employer contribution                                                                    79.7          72.9
Benefits paid                                                                          (171.1)       (149.1)
-----------------------------------------------------------------------------------------------------------
Fair value of plan assets, end of year                                               $3,566.3      $3,587.5
-----------------------------------------------------------------------------------------------------------

Fair value of plan assets in excess of (less than) projected benefit obligation      $ (105.9)     $  313.8
Unrecognized net loss (gain)                                                             97.9        (413.0)
Unrecognized prior service cost/other                                                     3.7           (.1)
Unrecognized net asset at date of adoption of FAS No. 87                                  (.2)          4.7
-----------------------------------------------------------------------------------------------------------
Accrued pension cost                                                                 $   (4.5)     $  (94.6)
===========================================================================================================

Weighted average discount rate                                                            7.0%          7.5%
Expected return on plan assets                                                            9.0%          9.0%
Rate of compensation increase                                                             4.0%          4.5%
-----------------------------------------------------------------------------------------------------------

The defined benefit plans included above with benefit obligations in excess of assets (unfunded plans) had projected benefit obligations of $206 million and $176 million for 1998 and 1997, respectively. The 1998 and 1997 accumulated benefit obligations for these plans were $173 million and $148 million, respectively.

The Company also has a defined contribution pension plan which covers substantially all of its former U.S. Healthcare employees, subject to certain age and service requirements. The Company's contribution for each eligible employee is a percentage of the employee's compensation, as defined. Pretax charges for this defined contribution pension plan were $16 million in 1998 and 1997 and $7 million for the period from July 19, 1996 through December 31, 1996.

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

Components of the net periodic postretirement benefit cost in continuing operations were as follows:

(Millions)                                        1998         1997         1996
--------------------------------------------------------------------------------
Actual return on plan assets                    $  2.6       $  2.4       $  1.4
Service cost                                      (5.7)        (5.9)        (7.3)
Interest cost                                    (30.7)       (30.2)       (34.7)
Net amortization                                  24.1         24.9         26.4
--------------------------------------------------------------------------------
Net periodic benefit cost (1)                   $ (9.7)      $ (8.8)      $(14.2)
================================================================================

(1) A curtailment gain of $77.4 million (pretax) is included in the gain on the sale of Discontinued Operations in 1996.

As of the measurement date (September 30), the status of the postretirement benefit plans (other than pensions) was as follows:

(Millions)                                                                   1998        1997
---------------------------------------------------------------------------------------------
Accumulated benefit obligation, beginning of year                          $426.5      $417.2
Service cost                                                                  5.7         5.9
Interest cost                                                                30.7        30.2
Actuarial loss                                                               36.4          .8
Benefits paid                                                               (35.2)      (27.6)
---------------------------------------------------------------------------------------------
Accumulated benefit obligation, end of year                                $464.1      $426.5
---------------------------------------------------------------------------------------------

Fair value of plan assets, beginning of year                               $ 55.7      $ 54.0
Actual return on plan assets                                                  2.6         2.4
Employer contribution                                                        33.9        26.9
Benefits paid                                                               (35.2)      (27.6)
---------------------------------------------------------------------------------------------
Fair value of plan assets, end of year                                     $ 57.0      $ 55.7
---------------------------------------------------------------------------------------------

Accumulated benefit obligation in excess of fair value of plan assets      $407.1      $370.8
Unrecognized net gain                                                        39.3        78.8
Prior service cost                                                           57.2        78.5
---------------------------------------------------------------------------------------------
Accrued postretirement benefit costs                                       $503.6      $528.1
---------------------------------------------------------------------------------------------

Weighted average discount rate                                                7.0%        7.5%
Expected return on plan assets                                                7.0%        7.0%
---------------------------------------------------------------------------------------------

The health care cost trend rate for the 1998 valuation decreased gradually from 8.5% for 1999 to 5.5% by the year 2005. For the 1997 valuation, the rates decreased gradually from 9.0% for 1998 to 5.5% by the year 2005. A one-percentage-point change (increase or decrease) in assumed health care cost trend rates would have the following effects:

(Millions)                                                  Increase    Decrease
--------------------------------------------------------------------------------
Effect on total of service and interest cost components        $ 1.6      $ (1.3)
Effect on postretirement benefit obligation                    $21.8      $(18.4)
--------------------------------------------------------------------------------

It is the Company's practice to fund amounts for postretirement life insurance benefits to the extent the contribution is deductible for federal income taxes. The plan assets are held in trust and administered by Aetna Life Insurance Company. The assets are in the general account of Aetna Life Insurance Company, and the expected rate of return on the plan assets was 7% for 1998, 1997 and 1996.

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

Effective January 1, 1999, the Company terminated the defined contribution pension plan related to former U.S. Healthcare employees and provided for eligibility for those employees in its noncontributory defined pension and postretirement benefit plans, as well as extended eligibility to employees of the acquired NYLCare health business in such plans.

Also, effective January 1, 1999, the Company changed the formula for providing pension benefits from the existing final average pay formula to a cash balance formula, which will credit employees annually with an amount equal to a percentage of eligible pay based on age and years of service as well as an interest credit based on individual account balances. The formula also provides for a transition period until December 31, 2006, which allows certain employees to receive vested benefits at the higher of the final average pay or cash balance formula. The changing of this formula will not have a material effect on the Company's results of operations, liquidity or financial condition.

Incentive Savings Plans - Substantially all Aetna Services employees are eligible to participate in a savings plan under which designated contributions, which may be invested in common stock of Aetna Inc. or certain other investments, are matched, up to 5% of compensation, by the Company. The U.S. Healthcare savings plan provides for a match of up to 2% of compensation in common stock of Aetna Inc. Effective January 1, 1999, contributions to this plan ceased and such employees became eligible to participate in the Company's incentive savings plan. Pretax charges to operations (including continuing and Discontinued Operations in 1996) for the incentive savings plans were $42 million, $39 million and $50 million for 1998, 1997 and 1996, respectively. Plan trustees held 3,795,808 shares, 4,177,786 shares and 4,514,258 shares of the Company's common stock for plan participants at the end of 1998, 1997 and 1996, respectively.

Stock Incentive Plans - The Company's Stock Incentive Plans (the "Plans") provides for stock options (see "Stock Options" below), deferred contingent common stock or equivalent cash awards (see "Incentive Units" below) or restricted stock to employees. The maximum number of shares of common stock initially issuable under the Plans is 23,270,000. At December 31, 1998, 13,936,244 shares were available for grant under the Plans.

The compensation expense charged to operations related to the Incentive Units was $20 million, $22 million, and $27 million, pretax, for 1998, 1997 and 1996, respectively. The Company does not recognize compensation expense for stock options granted at or above the market price on the date of grant under its stock incentive plans. FAS No. 123, Accounting for Stock-Based Compensation, requires disclosure of pro forma net income as if the fair value method of valuing stock option grants were applied to such grants (disclosure alternative). The Company's net income and earnings per common share, on a pro forma basis, which may not be indicative of pro forma effects in future years, would have been as follows:

(Millions)                                        1998         1997         1996
--------------------------------------------------------------------------------
Net income:
  As reported                                   $848.1       $901.1       $651.0
  Pro forma                                     $820.7       $886.3       $643.1
Basic earnings per common share:
  As reported                                   $ 5.50       $ 5.67       $ 4.77
  Pro forma                                     $ 5.33       $ 5.57       $ 4.71
Diluted earnings per common share:
  As reported                                   $ 5.41       $ 5.60       $ 4.72
  Pro forma                                     $ 5.25       $ 5.51       $ 4.67
--------------------------------------------------------------------------------

The fair value of the stock options included in the pro forma amounts shown above was estimated as of the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

(Millions)                                     1998          1997           1996
--------------------------------------------------------------------------------
Dividend yield                                    1%            1%             2%
Expected volatility                              30%           30%            26%
Risk-free interest rate                           6%            7%             6%
Expected life                               3 years       4 years        4 years
--------------------------------------------------------------------------------

The weighted-average grant date fair values for options granted in 1998, 1997 and 1996 were $22.17, $29.17, and $17.00, respectively.

Stock Options - Executive, middle management and non-management employees may be granted options to purchase common stock of the Company at or above the market price on the date of grant. Options generally become 100% vested three years after the grant is made, with one-third of the options vesting each year. From time to time, the Company has issued options with different vesting provisions. Vested options may be exercised at any time during the 10 years after grant, except in certain circumstances generally related to employment termination or retirement. At the end of the 10-year period, any unexercised options expire.

Stock option transactions for 1998, 1997 and 1996 were as follows:

                                                          1998                         1997                           1996
                                               -------------------------     -------------------------     -------------------------
                                                Weighted         Average      Weighted         Average      Weighted         Average
                                                  Number        Exercise        Number        Exercise        Number        Exercise
                                               of Shares           Price     of Shares           Price     of Shares           Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                 5,267,294          $63.12     7,228,550          $58.99     4,883,661          $53.72
Granted                                        3,684,854          $86.18       385,025          $94.22     3,185,180          $70.78
Exchanged for U.S. Healthcare options (1)             --          $   --            --          $   --       800,610          $32.72
Exercised                                       (572,715)         $58.07    (1,821,113)         $51.94    (1,438,730)         $51.94
Expired or forfeited                            (468,665)         $80.50      (525,168)         $68.55      (202,171)         $62.02
------------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                       7,910,768          $73.20     5,267,294          $63.12     7,228,550          $58.99
====================================================================================================================================
Options exercisable at year end                4,020,928          $63.53     2,614,399          $54.90     2,749,017          $47.47
====================================================================================================================================

(1) Effective with the merger, stock options of Aetna Inc. were substituted for that portion of options outstanding under the previous U.S. Healthcare plans that were not satisfied in cash in the merger.

The following is a summary of information regarding options outstanding and options exercisable at December 31, 1998:

                                               Options Outstanding                            Options Exercisable
                              -------------------------------------------------          -----------------------------
                                                    Weighted
                                                     Average           Weighted                               Weighted
                                                   Remaining            Average                                Average
                                   Number        Contractual           Exercise               Number          Exercise
Range of Exercise Prices      Outstanding        Life (Years)             Price          Exercisable             Price
----------------------------------------------------------------------------------------------------------------------
   $14.83 -- $ 38.72              402,440             7                  $34.31              402,440            $34.31
   $41.50 -- $ 46.75              250,651             5                  $44.95              250,651            $44.95
   $50.50 -- $ 57.00            1,194,014             6                  $54.74            1,121,014            $54.60
   $61.63 -- $ 78.96            2,620,040             8                  $70.68            1,587,163            $70.23
   $80.19 -- $112.63            3,443,623            10                  $88.11              659,660            $87.48
----------------------------------------------------------------------------------------------------------------------
                                7,910,768                                                  4,020,928
======================================================================================================================

Incentive Units - Executives may, from time to time, be granted incentive units, which are rights to receive common stock or an equivalent value in cash. Of the two cycles of incentive unit grants outstanding, each vests at the end of a four-year vesting period (currently 1998 and 2000), conditioned upon the employee's continued employment during that period and achievement of specified Company performance goals related to the Company's total return to shareholders over the four-year measurement period. The incentive units may vest within a range from 0% to 175% at the end of the four-year period based on the attainment of these performance goals. The incentive unit holders are not entitled to dividends during the vesting period.

Incentive unit transactions related to the 1996 Plan under which holders may be entitled to receive common stock, are as follows:

                                                 Number of Incentive Units
                                           -------------------------------------
                                              1998           1997           1996
--------------------------------------------------------------------------------
Outstanding, beginning of year             575,145        368,217        564,920
Granted                                     28,625        433,500          3,425
Vested                                          --       (202,852)      (191,928)
Expired or forfeited                       (11,950)       (23,720)        (8,200)
--------------------------------------------------------------------------------
Outstanding, end of year                   591,820        575,145        368,217
--------------------------------------------------------------------------------

The weighted-average grant date fair values for incentive units granted in 1998, 1997 and 1996 were $80.64, $85.17 and $71.88, respectively.

13. Participating Policyholders' Interests

Under participating life insurance contracts issued by the Company, the policyholder is entitled to share in the earnings of such contracts. This business is accounted for in the Company's consolidated financial statements on a statutory basis, since any adjustments to policy acquisition costs and reserves on this business would have no effect on the Company's net income or shareholders' equity. Statutory premiums, assets and liabilities allocable to the participating policyholders were as follows:

(Millions)                                    1998(1)        1997           1996
--------------------------------------------------------------------------------
Premiums                                    $ 44.4         $ 63.8         $ 48.4
Assets                                      $124.2         $733.5         $702.1
Liabilities                                 $ 81.7         $640.3         $613.3
--------------------------------------------------------------------------------

(1) The domestic individual life business was sold on October 1, 1998 (refer to Note 4 for further discussion).

14. Debt and Guarantee of Debt Securities

(Millions)                                                               1998        1997
-----------------------------------------------------------------------------------------
Long-term debt:
  Domestic:
    Notes, 8.625% due 1998                                           $     --    $   99.9
    Notes, 6.75% due 2001                                               299.8       299.7
    Notes, 6.375% due 2003                                              199.4       199.2
    Notes, 7.125% due 2006                                              348.0       347.8
    Debentures, 6.75% due 2013                                          199.9       199.8
    Eurodollar Notes, 7.75% due 2016                                     63.5        63.6
    Debentures, 8% due 2017 (1)                                         140.0       170.0
    Note, 3% due 2009                                                     1.6         5.6
    Puttable Reset Securities, 5.66% due 2009                           306.7          --
    Debentures, 7.25% due 2023                                          199.9       200.0
    Debentures, 7.625% due 2026                                         446.1       446.0
    Debentures, 6.97% due 2036 (puttable at par in 2004)                300.0       300.0
  International:
    Mortgage Notes, 6.5%-11.875% due in varying amounts to 2006          16.3        14.6
Total                                                                $2,521.2    $2,346.2
-----------------------------------------------------------------------------------------

(1)   Subject to various redemption options which began on January 15, 1997.

Aetna Inc. has fully and unconditionally guaranteed the payment of all principal, premium, if any, and interest on all outstanding debt securities of Aetna Services, including the $348 million 9.5% Subordinated Debentures due 2024 (the "Subordinated Debentures") issued to Aetna Capital L.L.C., a wholly owned subsidiary of Aetna Services (refer to Note 15) (collectively, the "Aetna Services Debt"). Aggregate maturities of long-term debt and sinking fund requirements for 1999 through 2001 are $1 million, $1 million, $306 million, respectively, no maturities in 2002, $199 million in 2003 and $2,013 million, thereafter.

On November 18, 1998, Aetna Services issued $300 million of 5.66% Puttable Reset Securities ("PURS") due 2009. The PURS are structured such that, on November 29, 1999 (the "Reset Date") the remarketing agents may elect to remarket the PURS, whereby the annual interest rate on the securities will be reset to a specified base rate (10-year Treasury rate plus a defined spread). If the remarketing agents elect not to remarket the securities, Aetna Services will be required to repurchase the PURS in full on November 29, 1999, unless at least 10% of the holders elect to hold the PURS to maturity (subject to the interest reset described above). The PURS cannot be redeemed prior to the Reset Date. The Company received a premium for the remarketing component of the securities.

At December 31, 1998, $1.1 billion of short-term borrowings were outstanding. In addition, Aetna Services has a revolving credit facility in an aggregate amount of $1.5 billion with a worldwide group of banks that terminates in June 2001. Various interest rate options are available under the facility and any borrowings mature on the expiration date of the applicable credit commitment. Aetna Services pays facility fees ranging from .065% to .2% per annum, depending upon its long-term senior unsecured debt rating. The facility fee at December 31, 1998 is at an annual rate of .08%. The facility also supports Aetna Services' commercial paper borrowing program. As a guarantor to the credit facility, Aetna Inc. is required to maintain shareholders' equity, excluding accumulated other comprehensive income, of at least $7.5 billion.

Total interest paid by the Company was $212 million, $239 million and $130 million in 1998, 1997 and 1996, respectively.

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

Balance Sheets Information:
                                                             1998           1997
--------------------------------------------------------------------------------
Total investments (excluding Separate Accounts)         $38,313.9      $41,020.9
--------------------------------------------------------------------------------
Total assets                                            $93,190.9      $85,138.9
--------------------------------------------------------------------------------
Total insurance liabilities                             $38,566.9      $38,620.0
--------------------------------------------------------------------------------
Total liabilities                                       $90,770.3      $82,160.2
--------------------------------------------------------------------------------
Total redeemable preferred stock                        $   275.0      $   275.0
--------------------------------------------------------------------------------
Total shareholder's equity                              $ 2,145.6      $ 2,703.7
--------------------------------------------------------------------------------

Statements of Income Information:

Total revenue                                           $10,616.9      $10,390.7
--------------------------------------------------------------------------------
Total benefits and expenses                             $ 9,454.2      $ 8,885.5
--------------------------------------------------------------------------------
Income before income taxes                              $ 1,162.7      $ 1,505.2
--------------------------------------------------------------------------------
Net income                                              $   766.4      $   975.9
--------------------------------------------------------------------------------

15. Aetna-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Limited Liability Company Holding Primarily Debentures Guaranteed by Aetna

On November 22, 1994, Aetna Capital L.L.C. ("ACLLC"), a wholly owned subsidiary of Aetna Services, issued $275 million (11,000,000 shares) of 9.5% Cumulative Monthly Income Preferred Securities, Series A. The securities are redeemable, at the option of ACLLC with Aetna Services' consent, in whole or in part, from time to time, on or after November 30, 1999, or at any time under certain limited circumstances related to tax events, at a redemption price of $25 per security plus accumulated and unpaid dividends to the redemption date. The securities are scheduled to become due and payable in 2024. The maturity date may be changed under certain circumstances.

ACLLC loaned the proceeds from the preferred stock issuance and the common capital contributions to Aetna Services. In return, Aetna Services issued to ACLLC approximately $348 million principal amount of 9.5% Subordinated Debentures due in 2024, which are fully and unconditionally guaranteed by Aetna Inc. on a subordinated basis. (Refer to Note 14.) These Subordinated Debentures represent substantially all of the assets of ACLLC. Interest on these debentures is payable monthly, and under certain circumstances, principal may be due prior to or later than the original maturity date. This loan is eliminated in the Consolidated Balance Sheets. The interest and other payment dates on the debentures correspond to the distribution and other payment dates on the preferred and common securities of ACLLC. Aetna Inc.'s obligations under the debentures and related agreements, taken together, constitute a full and unconditional guarantee of payments due on the preferred securities of ACLLC.

16. Capital Stock

In addition to the capital stock disclosed on the Consolidated Balance Sheets, Aetna Inc. has the following authorized capital stock: 15,000,000 shares of Class A Voting Preferred Stock, $.01 par value per share; 15,000,000 shares of Class B Voting Preferred Stock, $.01 par value per share; and 15,000,000 shares of Class D Non-Voting Preferred Stock, par value $.01 per share. At December 31, 1998 and 1997, 12,424,092 and 12,585,929 common shares, respectively, were reserved for issuance under Aetna Inc.'s stock option plans.

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

The Rights trade with the common stock until they become exercisable. The Rights become exercisable 10 days after: (i) a public announcement that a person or group ("person") has acquired 15% or more of the outstanding shares of common stock or 10% or more of the outstanding shares of common stock if such person is declared by the Board to be an "adverse person" (a "triggering acquisition"); or
(ii) a person commences a tender offer or exchange offer, the consummation of which could result in such person owning 15% or more of the common stock; or
(iii), in either event, such later date as the Board may determine.

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

17. Dividend Restrictions and Shareholders' Equity

The Company's business operations are conducted through Aetna Services and Aetna U.S. Healthcare and their respective subsidiaries (which principally consist of HMOs and insurance companies). In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further state regulations that, among other things, may require such companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations are not directly applicable to Aetna Services, Aetna U.S. Healthcare or Aetna Inc., as none is an HMO or insurance company. The additional regulations applicable to the Company's indirect HMO and insurance company subsidiaries are not expected to affect the ability of Aetna Inc. to pay dividends, or the ability of any of the Company's subsidiaries to service their outstanding debt or preferred stock obligations.

The amount of dividends that may be paid to Aetna Services or Aetna U.S. Healthcare by their domestic insurance and HMO subsidiaries at December 31, 1998 without prior approval by state regulatory authorities is limited to approximately $501 million in the aggregate. There are no such restrictions on distributions from Aetna Services or Aetna U.S. Healthcare to Aetna Inc. or on distributions from Aetna Inc. to its shareholders.

The combined statutory net income for the years ended and statutory surplus as of December 31 for the domestic insurance and HMO subsidiaries of the Company, reflecting intercompany eliminations, were as follows:

(Millions)                                              1998                1997
--------------------------------------------------------------------------------
Statutory net income                                $  591.0            $  759.5
Statutory surplus                                   $2,993.2            $3,361.3
--------------------------------------------------------------------------------

As of December 31, 1998, the Company does not utilize any statutory accounting practices which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory surplus.

18. Segment Information

Summarized financial information for the Company's principal operations was as follows:

                                                                 Aetna
                                              Aetna U.S.     Retirement           Aetna      Large Case    Corporate          Total
1998 (Millions)                               Healthcare       Services   International        Pensions  and Other(1)       Company
-----------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers               $14,482.3      $   859.9        $1,716.7       $   141.2      $   1.3     $ 17,201.4
Net investment income                              537.2        1,024.5           363.3         1,152.5         16.9        3,094.4
Equity in earnings of subsidiaries                    --             --            96.5              --           --           96.5
-----------------------------------------------------------------------------------------------------------------------------------
Total revenue excluding realized
  capital gains (losses)                       $15,019.5      $ 1,884.4        $2,176.5       $ 1,293.7      $  18.2     $ 20,392.3
===================================================================================================================================

Interest expense                               $      --      $      --        $   11.1       $      --      $ 239.8     $    250.9
-----------------------------------------------------------------------------------------------------------------------------------
Amortization                                   $   381.9      $   131.1        $  102.4       $      --      $    --     $    615.4
-----------------------------------------------------------------------------------------------------------------------------------
Income taxes (benefits)                        $   368.0      $   132.3        $   55.9       $   102.5      $ (98.5)    $    560.2
-----------------------------------------------------------------------------------------------------------------------------------

Operating earnings (losses) (2)                $   446.1      $   258.0        $  165.7       $    89.7      $(245.9)    $    713.6
Unusual items (3)                                  (64.3)          40.0            (7.5)           42.8        (11.4)           (.4)
Realized capital gains (losses), net of tax         49.2            2.0           (22.2)           37.4         68.5          134.9
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                              $   431.0      $   300.0        $  136.0       $   169.9      $(188.8)    $    848.1
===================================================================================================================================

Segment assets (4)                             $18,619.0      $47,843.3        $8,017.4       $30,651.1      $  17.3     $105,148.1
-----------------------------------------------------------------------------------------------------------------------------------
Investment in equity subsidiaries              $      --      $      --        $  493.1       $      --      $    --     $    493.1
-----------------------------------------------------------------------------------------------------------------------------------
Expenditures for long-lived assets             $     9.6      $    10.4        $   42.5       $      .2      $    --     $     62.7
-----------------------------------------------------------------------------------------------------------------------------------

(1) Corporate includes corporate interest, staff area expenses, advertising, contributions, net investment income and consolidating adjustments.
(2) Operating earnings are net income (loss) excluding net realized capital gains and losses and any unusual items.
(3) Unusual items excluded from operating earnings include Year 2000 costs for all segments, an after-tax gain related to the sale of the domestic life insurance business of $64.0 million and a net after-tax severance and facilities charge of $1.0 million in the Aetna Retirement Services segment and an after-tax benefit of $44.2 million from reductions of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment.
(4) Large Case Pensions assets include $7.2 billion attributable to discontinued products.

                                                                 Aetna
                                                Aetna U.S.   Retirement           Aetna     Large Case      Corporate         Total
1997 (Millions)                                 Healthcare     Services   International       Pensions   and Other(1)       Company
-----------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers                 $12,308.5    $   750.2        $1,574.4      $   183.1        $  12.3     $14,828.5
Net investment income                                451.2      1,114.7           332.9        1,408.7           18.5       3,326.0
Equity in earnings of subsidiaries                      --           --            51.5             --             --          51.5
-----------------------------------------------------------------------------------------------------------------------------------
Total revenue excluding realized capital gains
  (losses)                                       $12,759.7    $ 1,864.9        $1,958.8      $ 1,591.8        $  30.8     $18,206.0
===================================================================================================================================

Interest expense                                 $      .6    $      .5        $    7.8      $      --        $ 226.9     $   235.8
-----------------------------------------------------------------------------------------------------------------------------------
Amortization                                     $   383.2    $   111.4        $  102.9      $      --        $    --     $   597.5
-----------------------------------------------------------------------------------------------------------------------------------
Income taxes (benefits)                          $   391.0    $   115.1        $   54.1      $   153.6        $(103.7)    $   610.1
-----------------------------------------------------------------------------------------------------------------------------------

Operating earnings (losses) (2)                  $   354.6    $   232.9        $  128.7      $   105.0        $(256.2)    $   565.0
Unusual items (3)                                     29.3           --              --          108.4             --         137.7
Realized capital gains, net of tax                    69.9         24.2            13.7           20.8           69.8         198.4
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                $   453.8    $   257.1        $  142.4      $   234.2        $(186.4)    $   901.1
===================================================================================================================================

Segment assets (4)                               $15,938.5    $40,916.6        $6,521.5      $32,325.2        $ 298.8     $96,000.6
-----------------------------------------------------------------------------------------------------------------------------------
Investment in equity subsidiaries                $      --    $      --        $  372.6      $      --        $    --     $   372.6
-----------------------------------------------------------------------------------------------------------------------------------
Expenditures for long-lived assets               $     9.5    $    11.2        $   43.4      $      .2        $    --     $    64.3
-----------------------------------------------------------------------------------------------------------------------------------

(1) Corporate includes corporate interest, staff area expenses, advertising, contributions, net investment income and consolidating adjustments.
(2) Operating earnings are net income (loss) excluding net realized capital gains and losses and any unusual items.
(3) Unusual items excluded from operating earnings include an after-tax benefit of $29.3 million from the reduction of the severance and facilities reserve in the Aetna U.S. Healthcare segment and a $108.4 million after-tax benefit from reductions of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment.
(4) Large Case Pensions assets include $7.9 billion of assets attributable to discontinued products.

                                                                  Aetna
                                                Aetna U.S.   Retirement           Aetna     Large Case      Corporate         Total
1996 (Millions)                                 Healthcare     Services   International       Pensions   and Other(1)       Company
-----------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers                  $9,261.1     $  648.4        $1,290.3       $  295.5        $   5.6     $11,500.9
Net investment income                                414.6      1,086.7           317.4        1,649.2           80.5       3,548.4
Equity in earnings of subsidiaries                      --           --            16.8             --             --          16.8
-----------------------------------------------------------------------------------------------------------------------------------
Total revenue excluding realized capital gains
  (losses)                                        $9,675.7     $1,735.1        $1,624.5       $1,944.7        $  86.1     $15,066.1
===================================================================================================================================

Interest expense                                  $     .2     $     --        $    8.2       $     --        $ 159.9     $   168.3
-----------------------------------------------------------------------------------------------------------------------------------
Amortization                                      $  181.3     $   74.4        $   76.9       $     --        $    --     $   332.6
-----------------------------------------------------------------------------------------------------------------------------------
Income taxes (benefits)                           $   66.8     $   79.3        $   62.0       $  137.3        $(211.8)    $   133.6
-----------------------------------------------------------------------------------------------------------------------------------

Operating earnings (losses) (2)                   $  341.3     $  200.2        $  105.5       $  106.1        $(177.6)    $   575.5
Discontinued operations, net of tax                     --           --              --             --          445.9         445.9
Unusual items (3)                                   (320.5)       (31.8)             --          131.5         (235.5)       (456.3)
Realized capital gains, net of tax                    37.9         17.8             4.4           20.8            5.0          85.9
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                 $   58.7     $  186.2        $  109.9       $  258.4        $  37.8     $   651.0
===================================================================================================================================

(1) Corporate includes corporate interest, staff area expenses, advertising, contributions, net investment income and consolidating adjustments.
(2) Operating earnings are net income (loss) excluding net realized capital gains and losses and any unusual items.
(3) Unusual items excluded from operating earnings include an after-tax benefit of $131.5 million from reductions of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment and after-tax severance and facilities and other charges of $320.5 million in the Aetna U.S. Healthcare segment, $31.8 million in the Aetna Retirement Services segment and $235.5 million in the Corporate segment.

19. Geographic Information

Selected financial information by country was as follows:

                                       1998                                     1997                           1996
                         --------------------------------        ----------------------------------        -------------
                         Revenues from   Expenditures for        Revenues from     Expenditures for        Revenues from
                              External         Long-Lived             External           Long-Lived             External
(Millions)                   Customers             Assets            Customers               Assets            Customers
------------------------------------------------------------------------------------------------------------------------
United States                $15,484.7              $20.2            $13,254.1                $20.9            $10,210.6
Taiwan                           780.1                5.8                697.1                 14.5                525.5
Chile                            349.0                6.8                322.0                  7.4                273.5
Canada                           306.5                 .6                273.1                   .2                237.0
Malaysia                         165.8               16.1                215.8                 11.8                218.6
New Zealand                       48.5                3.7                   --                   --                   --
Argentina                         12.1                1.6                  6.8                  2.5                  4.3
Other foreign countries           54.7                7.9                 59.6                  7.0                 31.4
------------------------------------------------------------------------------------------------------------------------
Total                        $17,201.4              $62.7            $14,828.5                $64.3            $11,500.9
========================================================================================================================

20. Revenues from External Customers by Product

Revenues from external customers by product were as follows:

(Millions)                                      1998           1997         1996
--------------------------------------------------------------------------------
Health risk                                $12,014.4      $ 9,813.9    $ 6,803.0
Group insurance and other health             2,923.0        2,812.0      2,720.4
Individual life (1)                          1,194.7        1,219.4      1,037.0
Financial services                             761.3          608.0        497.2
Large case pensions                            141.2          183.1        295.5
Other                                          166.8          192.1        147.8
--------------------------------------------------------------------------------
Total revenue from external customers      $17,201.4      $14,828.5    $11,500.9
================================================================================

(1) The domestic individual life business was sold on October 1, 1998 (refer to Note 4 for further discussion).

21. Commitments and Contingent Liabilities

Commitments

In January 1999, the Company acquired Asistencia Medica Social Argentina, Argentina's largest health maintenance organization, for approximately $100 million. The Company also announced the formation of a pension joint venture with Poland's sixth-largest bank. The Company's interest in the joint venture is not material.

Leases

The Company has entered into operating leases for office space and certain computer and other equipment. Rental expenses for these items were $224 million, $192 million and $179 million for 1998, 1997 and 1996, respectively. The future net minimum payments under noncancelable leases for 1999 through 2003 are estimated to be $247 million, $183 million, $127 million, $106 million and $89 million, respectively, and $307 million thereafter.

In connection with the property-casualty sale, the Company vacated, and the purchaser subleased, at market rates for a period of eight years, the space that the Company occupied in the CityPlace office facility in Hartford. In 1996, the Company recorded a charge of $292 million pretax ($190 million after tax) which represents the present value of the difference between rent required to be paid by the Company under the lease and future rentals expected to be received by the Company. At December 31, 1998, the balance in this facilities reserve was $288 million. Future payments under the lease, net of expected subrentals (which are to be applied against the reserve and are not included in the future net minimum payments above), are $179 million and $197 million, attributable to the next five and subsequent five years, respectively.

Litigation

Purported Class Action Complaints were filed in the United States District Court for the Eastern District of Pennsylvania on November 5, 1997 by Eileen Herskowitz and Michael Wolin, and on December 4, 1997 by Pamela Goodman and Michael J. Oring. Other purported Class Action Complaints were filed in the United State District Court for the District of Connecticut on November 25, 1997 by Evelyn Silvert, on November 26, 1997 by the Rainbow Fund, Inc., and on December 24, 1997 by Terry B. Cohen. The Connecticut actions were transferred to the United States District Court for the Eastern District of Pennsylvania (the "Court") for consolidated pretrial proceedings with the cases pending there. The plaintiffs filed a Consolidated and Amended Complaint (the "Complaint") seeking, among other remedies, unspecified damages resulting from defendants' alleged violations of federal securities laws. The Complaint alleged that the Company and three of its current or former officers or directors, Ronald E. Compton, Richard L. Huber, and Leonard Abramson, are liable for certain misrepresentations and omissions regarding, among other matters, the integration of the merger with U.S. Healthcare and the Company's medical claim reserves. The Company and the individual defendants filed a motion to dismiss the Complaints on July 31, 1998. On February 2, 1999, the Court dismissed the Complaints, but granted the plaintiffs leave to file a second amended complaint. On February 22, 1999, the plaintiffs filed a second amended complaint against the Company, Ronald E. Compton and Richard L. Huber. The litigation is still in the preliminary stages, and the Company is defending the actions vigorously.

The Company is also involved in numerous other lawsuits arising, for the most part, in the ordinary course of its business operations, including bad faith, medical malpractice and other litigation in its health business. Aetna U.S. Healthcare of California, Inc., an indirect subsidiary of the Company, is currently a party to such an action brought by Teresa Goodrich, individually and as successor in interest of David Goodrich. The action was originally filed in March 1996 in Superior Court for the state of California, county of San Bernardino. The action alleges damages for unpaid medical bills, punitive damages and compensatory damages for wrongful death based upon alleged denial of claims for services provided to David Goodrich by out of network providers without prior authorization. On January 20, 1999 a jury rendered a verdict in favor of the plaintiff for $750,000 for unpaid medical bills, $3.7 million for wrongful death and $116 million for punitive damages. Aetna U.S. Healthcare of California, Inc. intends to appeal the verdict and will continue to vigorously defend this matter. While the ultimate outcome of these other lawsuits cannot be determined at this time, after consideration of the defenses available to the Company and any related reserves established, they are not expected to result in liability for amounts material to the financial condition of the Company, although they may adversely affect results of operations in future periods.

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

The Company engages KPMG LLP as independent auditors to audit its financial statements and express their opinion thereon. Their audits include reviews and tests of the Company's internal controls to the extent they believe necessary to determine and conduct the audit procedures that support their opinion. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG LLP appears below.

Aetna's Board of Directors has an Audit Committee composed solely of independent directors. The Committee meets periodically with management, the internal auditors and KPMG LLP to oversee and monitor the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to the Company's financial statements. Both the independent and internal auditors have, at all times, the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Committee.

                          Independent Auditors' Report

The Shareholders and Board of Directors
Aetna Inc.:

We have audited the accompanying consolidated balance sheets of Aetna Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Aetna Inc. and Subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                  /s/ KPMG LLP


Hartford, Connecticut
February 3, 1999, except as to
the fourth paragraph of Note 21,
which is as of February 22, 1999

Quarterly Data (Unaudited)

1998(1)(2) (Millions, except per common share data)        First      Second       Third      Fourth
----------------------------------------------------------------------------------------------------
Total revenue                                           $4,633.5    $4,828.1    $5,439.2    $5,703.3
----------------------------------------------------------------------------------------------------
Income before income taxes                              $  279.2    $  432.8    $  350.3    $  346.0
Income taxes                                               111.7       167.1       137.9       143.5
----------------------------------------------------------------------------------------------------
Net income                                              $  167.5    $  265.7    $  212.4    $  202.5
====================================================================================================
Net income applicable to common shareholders            $  153.6    $  251.8    $  198.6    $  188.8
====================================================================================================
Per Common Share Results: (3)
Net income
  Basic                                                 $   1.05    $   1.74    $   1.38    $   1.33
  Diluted                                                   1.05        1.69        1.36        1.31
----------------------------------------------------------------------------------------------------
Common Stock Data:
  Dividends declared                                    $    .20    $    .20    $    .20    $    .20
  Common stock prices, high                                87.69       88.19       80.31       82.13
  Common stock prices, low                                 69.63       71.31       60.19       63.56
----------------------------------------------------------------------------------------------------

(1) Third quarter includes a benefit of $44.2 million after tax ($68.0 million pretax) from a reduction of the reserve for loss on discontinued products.
(2) Fourth quarter includes a gain related to the sale of the life business of $64 million after tax ($98.9 million pretax) and a net after-tax severance and facilities charge of $1 million.
(3) Calculation of the earnings per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.


1997(1)(2)(3) (Millions, except per common share data)     First      Second       Third      Fourth
----------------------------------------------------------------------------------------------------
Total revenue                                           $4,486.7    $4,628.3    $4,632.3    $4,792.9
----------------------------------------------------------------------------------------------------
Income before income taxes                              $  487.9    $  370.1    $  211.2    $  442.0
Income taxes                                               208.6       140.0        93.4       168.1
----------------------------------------------------------------------------------------------------
Net income                                              $  279.3    $  230.1    $  117.8    $  273.9
====================================================================================================
Net income applicable to common shareholders            $  265.4    $  216.2    $  104.0    $  260.0
====================================================================================================
Per Common Share Results: (4)
Net income
  Basic                                                 $   1.77    $   1.44    $    .70    $   1.76
  Diluted                                                   1.72        1.43         .69        1.71
----------------------------------------------------------------------------------------------------
Common Stock Data:
  Dividends declared                                    $    .20    $    .20    $    .20    $    .20
  Common stock prices, high                                92.88      112.75      117.00       80.38
  Common stock prices, low                                 74.00       83.63       81.00       67.00
----------------------------------------------------------------------------------------------------

(1) First quarter includes a benefit of $108.4 million after tax ($172.5 million pretax) from a reduction of the reserve for loss on discontinued products.
(2) First and second quarters include after-tax reductions of the severance and facilities reserves of $9.1 million and $20.2 million, respectively.
(3) The third quarter includes an increase in the reserve for HMO medical claims of $103.0 million after tax ($161 million pretax), the majority of which relates to the first two quarters of 1997.
(4) Calculation of the earnings per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.