Form 10-K405, Exhibit 13
period 1999-12-31
AETNA INC
filed 2000-02-29
CIK 1013761

                                                                      Exhibit 13

SELECTED FINANCIAL DATA


                                                                                For the Years Ended December 31,
                                                          -------------------------------------------------------------------
(Millions, except per common share data)                        1999           1998          1997          1996          1995
-----------------------------------------------------------------------------------------------------------------------------
Premiums:
  Aetna U.S. Healthcare                                   $ 18,522.6     $ 13,006.2     $10,844.6     $ 7,765.2     $ 5,949.7
  Aetna Financial Services (1)                                 107.5          131.9         158.5         180.7         260.2
  Aetna International                                        2,152.3        1,578.5       1,434.1       1,166.1       1,038.5
  Large Case Pensions                                          118.9          122.7         155.0         214.1         244.4
-----------------------------------------------------------------------------------------------------------------------------
Total premiums                                              20,901.3       14,839.3      12,592.2       9,326.1       7,492.8
-----------------------------------------------------------------------------------------------------------------------------
Net investment income, fees and other
 income, and net realized capital gains (losses):
  Aetna U.S. Healthcare                                      2,365.4        2,113.2       2,056.8       1,968.5       1,665.7
  Aetna Financial Services (1)                               1,422.9        1,755.5       1,744.0       1,581.5       1,445.9
  Aetna International                                          655.5          569.1         541.4         464.9         421.3
  Large Case Pensions                                        1,052.9        1,241.2       1,480.0       1,775.0       2,019.3
  Corporate: Other                                              54.7          123.5         138.3          98.0           9.7
-----------------------------------------------------------------------------------------------------------------------------
Total net investment income, fees and other income,
  and net realized capital gains (losses)                    5,551.4        5,802.5       5,960.5       5,887.9       5,561.9
-----------------------------------------------------------------------------------------------------------------------------
Total revenue                                             $ 26,452.7     $ 20,641.8     $18,552.7     $15,214.0     $13,054.7
=============================================================================================================================
Income from continuing operations:
  Aetna U.S. Healthcare                                   $    437.3     $    431.0     $   453.8     $    58.7      $  286.0
  Aetna Financial Services (1)                                 193.9          300.0         257.1         186.2         198.0
  Aetna International                                          167.2          136.0         142.4         109.9          86.6
  Large Case Pensions                                          151.0          169.9         234.2         258.4          89.2
  Corporate: Interest                                         (176.5)        (155.9)       (147.5)       (103.9)        (70.4)
             Other                                             (56.0)         (32.9)        (38.9)       (304.2)       (115.5)
-----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                              716.9          848.1         901.1         205.1         473.9
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                     716.9          848.1         901.1         651.0         251.7
-----------------------------------------------------------------------------------------------------------------------------
Net realized capital gains (losses), net of tax
    (included above)                                            (9.7)         173.9         198.4          85.9          29.5
-----------------------------------------------------------------------------------------------------------------------------
Total assets                                               112,839.0      105,129.9      96,000.6      92,912.9      84,323.7
-----------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                         2,677.9        2,214.5       2,346.2       2,380.0         989.1
-----------------------------------------------------------------------------------------------------------------------------
Aetna-obligated mandatorily redeemable preferred
 securities of subsidiary limited liability
 company holding primarily debentures guaranteed by Aetna          -          275.0         275.0         275.0         275.0
-----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                        10,690.4       11,388.9      11,195.4      10,889.7       7,272.8
-----------------------------------------------------------------------------------------------------------------------------
Per common share data:
Income from continuing operations
  Basic                                                   $     4.76     $     5.50     $    5.67     $    1.37      $   4.18
  Diluted                                                       4.72           5.41          5.60          1.36          4.14
Net Income
  Basic                                                         4.76           5.50          5.67          4.77          2.22
  Diluted                                                       4.72           5.41          5.60          4.72          2.20

Dividends declared                                               .80            .80           .80          1.29          2.76
Shareholders' equity                                           74.93          74.51         70.85         66.79         63.39
Market price at year end                                       55.81          78.63         70.56         80.00         69.25
-----------------------------------------------------------------------------------------------------------------------------

(1)  Formerly Aetna Retirement Services

See Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for significant events affecting the comparability of current year results with 1998 and 1997 results.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations addresses the financial condition of Aetna Inc. and its subsidiaries (collectively, the "Company") as of December 31, 1999 and 1998, and its results of operations for 1999, 1998 and 1997. This Management's Discussion and Analysis should be read in its entirety, since it contains detailed information that is important to understand the Company's results and financial condition.

OVERVIEW

General

At December 31, 1999, the Company's operations included three core businesses - Aetna U.S. Healthcare, Aetna Financial Services (formerly Aetna Retirement Services) and Aetna International. Aetna U.S. Healthcare provides a full spectrum of managed care, indemnity, and group life and disability insurance products. Aetna Financial Services offers a range of financial services products, including fixed and variable annuities and mutual funds, investment advisory services, financial planning and pension plan administration services. Aetna International, through subsidiaries and joint venture operations, sells primarily life insurance, health insurance and financial services products in markets outside the United States. The Company also has a Large Case Pensions business that manages a variety of retirement products for defined benefit and defined contribution plans.

Recent Developments

On February 25, 2000 William H. Donaldson became Chairman, President and Chief Executive Officer of the Company. He replaced Richard L. Huber, who resigned. The Company is undertaking a review of its strategy and operations.

Business Realignment

In January 2000, the Company announced a realignment of the Company's health care, financial services and international businesses into two businesses:
Global Health and Global Financial Services. The new structure is intended to strengthen the linkage between the international and domestic businesses and increase the sharing of technology and product expertise. Global Health will be made up of the following: Aetna U.S. Healthcare (except its Group Life and Disability Insurance business) and Aetna International's health businesses. Global Financial Services will be made up of the following: Aetna Financial Services, Aetna International's life and pension businesses, Aetna U.S. Healthcare's Group Life and Disability Insurance business and the Large Case Pensions business. This realignment will result in the formation of new reportable segments in 2000.

Consolidated Results

The Company reported net income of $717 million in 1999, $848 million in 1998 and $901 million in 1997. Net income per diluted common share was $4.72 in 1999, $5.41 in 1998 and $5.60 in 1997.

Net income includes a reduction of the reserve for loss on discontinued products for Large Case Pensions of $50 million in 1999, $44 million in 1998 and $108 million in 1997. Net income also includes Year 2000 costs of $88 million in 1999 and $108 million in 1998. A gain related to the sale of the domestic individual life insurance business of $64 million is included in 1998 net income, and a benefit of $29 million primarily related to severance and facilities actions is included in 1997 net income. Excluding these factors and net realized capital gains or losses in all three years, results would have been $764 million in 1999, $675 million in 1998 and $565 million in 1997.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

OVERVIEW (CONTINUED)

Acquisitions and Dispositions

Aetna U.S. Healthcare Transactions

Acquisition of Prudential Health Care Business

On August 6, 1999, the Company acquired from The Prudential Insurance Company of America ("Prudential") the Prudential health care business ("PHC") for approximately $1 billion, subject to adjustment as provided in the transaction agreements. Included in the acquisition are PHC's risk HMO, POS, PPO and Indemnity health lines, as well as its dental risk business. The Company financed the transaction by issuing $500 million of three-year senior notes to Prudential and by using funds made available from the issuance of commercial paper. The Company ultimately expects to replace this commercial paper with medium- or long-term fixed-income securities. The Company also agreed to service Prudential's administrative services only ("ASO") business.

Since the closing, the Company's results have been affected by, among other things, the operating results of PHC, the costs of financing the transaction and the amortization of goodwill and other acquired intangible assets created as a result of the transaction. The operations, and related amortization of intangible assets, of PHC are reflected in the Aetna U.S. Healthcare segment while the financing costs of the acquisition are reflected in the Corporate segment. Refer to "Aetna U.S. Healthcare", "Corporate", "Liquidity and Capital Resources" and Note 3 of Notes to Consolidated Financial Statements for further discussion.

Sale of NYLCare Texas

In connection with the PHC acquisition, the Company agreed with the U.S. Department of Justice and the State of Texas to divest certain Texas HMO/POS and other related businesses ("NYLCare Texas") acquired by the Company as part of the 1998 acquisition of New York Life Insurance Company's health care business ("NYLCare"). Pursuant to this agreement, on September 14, 1999, Aetna U.S. Healthcare and Health Care Service Corporation ("HCSC") entered into an agreement for Blue Cross and Blue Shield of Texas ("Blue Cross"), a division of HCSC, to acquire the NYLCare Texas operations for approximately $500 million in cash, subject to certain adjustments, including an adjustment based on the level of membership at the closing date. At December 31, 1999, the Blue Cross agreement affected approximately 497,000 Commercial HMO risk members, 56,000 Commercial HMO non-risk members and 12,000 PPO members in the Houston, Austin, San Antonio, Corpus Christi, Beaumont, Dallas-Fort Worth, San Angelo, Texarkana and Amarillo areas. Aetna U.S. Healthcare expects to retain approximately 112,000 NYLCare Medicare members through a reinsurance and administrative services agreement. The Blue Cross agreement is subject to regulatory approval, and the transaction is expected to close during the first quarter of 2000. Proceeds from the sale are expected to be used for general corporate purposes, including repayment of debt, internal growth and share repurchases.

The Company currently expects that, based on certain purchase price adjustment provisions contained in the agreements with Blue Cross, including an adjustment based on the level of membership at the closing date, as well as other adjustments, there will be a loss on the disposal of NYLCare Texas. Accordingly, in the fourth quarter of 1999, the Company recognized a capital loss of approximately $35 million after tax, which includes estimated operating losses from October 1, 1999 through the anticipated closing date. The results of operations of NYLCare Texas were not material to the Aetna U.S. Healthcare segment or to the Company's consolidated results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

OVERVIEW (CONTINUED)

Acquisition of NYLCare Health Business

In July 1998, the Company acquired NYLCare. The total purchase price was approximately $1.1 billion. Since the closing, the Company's results have been affected by, among other things, the operating results of NYLCare, the costs of financing the transaction and the amortization of intangible assets (primarily goodwill) created as a result of the transaction. The operations, and related amortization of intangible assets, of NYLCare are reflected in the Aetna U.S. Healthcare segment while the financing costs of the acquisition are reflected in the Corporate segment. Refer to "Aetna U.S. Healthcare", "Corporate", "Liquidity and Capital Resources" and Note 3 of Notes to Consolidated Financial Statements for further discussion.

Sale of Aetna Financial Services' Individual Life Business

In October 1998, the Company sold its domestic individual life insurance business to Lincoln National Corporation ("Lincoln") for approximately $1 billion in cash. The principal agreement to sell this business was generally in the form of an indemnity reinsurance arrangement. For more details about the transaction and the indemnity reinsurance arrangement, refer to "Aetna Financial Services" and Note 3 of Notes to Consolidated Financial Statements.

Aetna International Transactions

Sale of Mexican Joint Ventures

On January 14, 2000, Aetna International, Inc. and its Mexican partner sold two of their Mexican joint venture companies, Seguros Monterrey Aetna, S.A. and Fianzas Monterrey Aetna, S.A., to New York Life International Inc., a subsidiary of New York Life Insurance Company, for approximately $570 million in cash (Aetna International, Inc.'s share of the proceeds will be approximately $279 million). The sale is not expected to result in a material capital gain or loss. These two joint ventures contributed operating earnings of approximately $24 million during 1999 and an operating loss of approximately $1 million during 1998. Proceeds from the sale are expected to be used for general corporate purposes, including repayment of debt, internal growth and share repurchases. Refer to "Aetna International", "Forward-Looking Information/Risk Factors" and
Note 3 of Notes to Consolidated Financial Statements for further discussion.

Sale of Canadian Operations

On October 1, 1999, Aetna International, Inc. sold its Canadian operations to John Hancock Canadian Holdings Limited, the parent of The Maritime Life Assurance Company, for approximately $310 million in cash. The sale resulted in a capital loss of $11 million, which reflects adjustments subsequent to the recognition of the estimated loss during the third quarter of 1999. Operating earnings from the Canadian operations were $25 million in 1999 and $23 million in 1998. Refer to "Aetna International", "Forward-Looking Information/Risk Factors" and Note 3 of Notes to Consolidated Financial Statements for further discussion.

Other

On July 19, 1999, the Company redeemed all outstanding shares of its 6.25% Class C Voting Mandatorily Convertible Preferred Stock. Upon redemption, holders of the Preferred Stock received .8197 shares of Aetna common stock for each share of Preferred Stock. Approximately 9.5 million shares of Aetna common stock were issued to effect the redemption. Refer to "Liquidity and Capital Resources" and
Note 14 of Notes to Consolidated Financial Statements for further discussion.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

OVERVIEW (CONTINUED)

All information in this Management's Discussion and Analysis reflects the Company's previously announced restatement of its 1998 Form 10-K and 1999 Form 10-Qs. Certain reclassifications also have been made to the 1998 and 1997 financial information to conform to the 1999 presentation.

AETNA U.S. HEALTHCARE

Operating Summary


(Millions)                                                                   1999 (1)           1998 (2)            1997
------------------------------------------------------------------------------------------------------------------------
Premiums                                                              $  18,522.6        $  13,006.2          $ 10,844.6
Net investment income                                                       612.8              537.2               451.2
Fees and other income                                                     1,757.3            1,441.1             1,463.9
Net realized capital gains (losses)                                          (4.7)             134.9               141.7
------------------------------------------------------------------------------------------------------------------------
         Total revenue                                                   20,888.0           15,119.4            12,901.4
------------------------------------------------------------------------------------------------------------------------
Current and future benefits                                              15,890.7           11,186.5             9,239.2
Salaries and related benefits                                             1,796.8            1,251.5             1,245.8
Other operating expenses                                                  1,977.7            1,501.1             1,253.7
Amortization of goodwill and other acquired intangible assets               420.4              381.3               362.9
Severance and facilities reserve reductions                                     -                  -               (45.0)
------------------------------------------------------------------------------------------------------------------------
         Total benefits and expenses                                     20,085.6           14,320.4            12,056.6
------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                  802.4              799.0               844.8
Income taxes                                                                365.1              368.0               391.0
------------------------------------------------------------------------------------------------------------------------
Net income                                                            $     437.3        $     431.0          $    453.8
========================================================================================================================
Net realized capital gains (losses), net of tax (included above)      $     (22.4)       $      88.2          $     69.9
========================================================================================================================

(1) Results include PHC since August 6, 1999.

(2) Results include NYLCare since July 15, 1998, including that portion that the Company has agreed to divest.

Aetna U.S. Healthcare consists of the Health Risk and PHC business and the Group Insurance and Other Health business. The Health Risk and PHC business includes health plans offered on an insured basis and the results of servicing Prudential's ASO business. Health plans include health maintenance organization ("HMO"), point-of-service ("POS"), preferred provider organization ("PPO") and indemnity products. The Group Insurance and Other Health business includes group life and disability insurance and long-term care insurance, offered on both an insured and employer-funded basis, and all health plans offered on an employer-funded basis. Under insured plans, the Company assumes all or a majority of health care cost, utilization, mortality, morbidity or other risk, depending on the product. Under employer-funded plans, the customer, and not the Company, assumes all or a majority of these risks.

Acquisition of the Prudential Health Care Business

On August 6, 1999, the Company acquired PHC. The Company also agreed to service Prudential's ASO contracts following the acquisition. Included in the acquisition are PHC's risk HMO, POS, PPO and Indemnity health lines, as well as its dental risk business. Subsequent to the closing, Aetna U.S. Healthcare's results have been affected by, among other things, the operating results of PHC and the amortization of intangible assets (primarily goodwill) created by the transaction. Refer to "Overview" and Note 3 of Notes to Consolidated Financial Statements for a further discussion of the PHC acquisition and the Company's agreement to divest NYLCare Texas.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

AETNA U.S. HEALTHCARE (CONTINUED)

Results

Aetna U.S. Healthcare's net income increased $6 million in 1999 and decreased $23 million in 1998. Net income includes Year 2000 costs of $56 million in 1999 and $64 million in 1998. Net income also includes a benefit of $29 million in 1997 primarily related to severance and facilities actions. Excluding these items and net realized capital gains or losses in all three years, results increased $108 million in 1999 and $53 million in 1998. These earnings reflect the inclusion of PHC since August 6, 1999, including results from servicing Prudential's ASO contracts following the acquisition, and the inclusion of NYLCare since July 15, 1998.

Net realized capital losses in 1999 and net realized capital gains in 1998 each include $39 million after tax of contingent consideration following the Company's 1997 sale of its behavioral health subsidiary, Human Affairs International, Incorporated ("HAI"). (Refer to Note 3 of Notes to Consolidated Financial Statements for further discussion.) This 1999 amount was more than offset by the recording of an estimated loss on the anticipated sale of NYLCare Texas of $35 million and net realized capital losses from the Company's rebalancing of its investment portfolio in a rising interest rate environment. Refer to "Overview" for further discussion of NYLCare Texas. Net realized capital gains for 1997 include a $31 million gain from the sale of three subsidiaries, including HAI. These businesses were sold primarily to more effectively focus health business resources. The earnings of these subsidiaries were not material to the results of Aetna U.S. Healthcare.

In order to provide a comparison that management believes better reflects the performance of Aetna U.S. Healthcare, the operating earnings discussion that follows excludes amortization of goodwill and other acquired intangible assets, Year 2000 costs in 1999 and 1998, the severance and facilities actions in 1997 as well as net realized capital gains or losses in all three years.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

AETNA U.S. HEALTHCARE (CONTINUED)

(Millions)                                   1999 (1)             1998 (2)            1997
--------------------------------------------------------------------------------------------
Operating earnings:
   Health Risk and PHC                 $    535.8           $    368.7          $    312.9
   Group Insurance and Other Health         319.0                350.3               340.7
--------------------------------------------------------------------------------------------
Total Aetna U.S. Healthcare            $    854.8           $    719.0          $    653.6
============================================================================================

Commercial HMO Premium PMPM            $   138.58           $   134.68          $   132.57
--------------------------------------------------------------------------------------------
Commercial HMO Medical Cost PMPM       $   115.77  (3)      $   111.08          $   111.69
--------------------------------------------------------------------------------------------
Commercial HMO Medical Loss Ratio            83.5% (3)            82.5%               84.2%
--------------------------------------------------------------------------------------------

Medicare HMO Premium PMPM              $   491.21           $   474.67          $   459.69
--------------------------------------------------------------------------------------------
Medicare HMO Medical Cost PMPM         $   453.30  (3)      $   441.63          $   429.31
--------------------------------------------------------------------------------------------
Medicare HMO Medical Loss Ratio              92.3% (3)            93.0%               93.4%
--------------------------------------------------------------------------------------------

(1)  Results include PHC since August 6, 1999.

(2) Results include NYLCare since July 15, 1998, including that portion that the Company has agreed to divest.

(3) Does not include net recoveries under a reinsurance agreement with Prudential, offset by the net amortization of certain fair value amounts established as part of the PHC purchase accounting. Refer to "PHC Agreement" below.

Health Risk and PHC

Health Risk and PHC earnings increased $167 million in 1999 and $56 million in 1998. The increase in 1999 earnings primarily reflects HMO membership growth, improved Medicare HMO results due to the exiting of several Medicare markets as of January 1, 1999, and the addition of PHC since August 6, 1999, including the results from servicing Prudential's ASO customers, partially offset by increased medical costs. The 1999 results also include a full year of NYLCare results.

The 1998 increase reflects favorable HMO results due to membership growth, premium rate increases, the impact of medical cost initiatives, higher net investment income and the acquisition of NYLCare. These increases were partially offset by lower Indemnity and PPO results and increased operating expenses related to customer service enhancements.

For the Health Risk business, the liability for medical claims payable reflects estimates of the ultimate cost of claims that have been incurred but not yet reported or reported but not yet paid. Medical claims payable are estimated periodically, and any resulting adjustments are reflected in current-period operating results within current and future benefits. Medical claims payable are based on a number of factors, including those derived from historical claim experience. An extensive degree of judgment is used in this estimation process, considerable variability is inherent in such estimates and the adequacy of the estimate is highly sensitive to changes in medical claims payment patterns and changes in medical cost trends.

The HMO medical cost trend (the rate of increase in medical cost inflation and utilization over the comparable prior year period) varied throughout 1999. In the fourth quarter of 1999, management observed that medical costs associated with medical services provided in prior periods, particularly the third quarter of 1999, were higher than previously anticipated and that the rate of medical cost trend for the third quarter (used in estimating medical claims payable) was higher than that for the first and second quarters of 1999.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

AETNA U.S. HEALTHCARE (CONTINUED)

Management believes (and has assumed, for purposes of estimating medical claims payable at December 31, 1999) that the Commercial HMO medical cost trend for the fourth quarter of 1999 has stabilized at third quarter levels, and that the Medicare HMO medical cost trend for the fourth quarter of 1999 has improved from the third quarter, although it is still higher than for the first half of the year. A worsening of medical cost trend or adverse changes in claim payment patterns from those that were assumed in estimating the reserve would cause these estimates to change in the near term and could have a material adverse effect on future results of operations.

Commercial HMO

Commercial HMO premiums per member per month ("PMPM") increased 3% in 1999, when compared to 1998, and 2% in 1998, when compared to 1997. Excluding PHC, the 1999 increase would have been 4%. These increases were due to premium rate increases, offset in part by customers selecting lower premium plans and a shift in the geographic mix of membership growth.

Commercial HMO medical costs PMPM increased 4% in 1999, when compared to 1998, and decreased 1% in 1998, when compared to 1997. Excluding PHC, the 1999 increase also would have been 4%. The increase in 1999 reflects higher medical costs, primarily pharmacy, due to medical cost inflation and increased utilization, partially offset by medical cost initiatives. The decrease in 1998 was due primarily to favorable results of medical cost initiatives, geographic mix and customer changes in benefit plans partially offset by higher pharmacy, physician and outpatient utilization.

The Commercial HMO medical loss ratio was 83.5% for 1999, compared to 82.5% for 1998 and 84.2% for 1997. The increase in 1999, when compared to 1998, was due to the addition of the PHC business which had a medical loss ratio of 87.6%. Excluding PHC, the medical loss ratio was 82.6% in 1999, as price increases generally kept pace with medical cost inflation during 1999. The decrease in 1998, when compared to 1997, was due to growth in premiums due to rate increases, which exceeded increases in medical costs, reflecting the benefit of medical cost initiatives.

Medicare HMO

Medicare HMO premiums PMPM increased by 3% in 1999 and 1998. Excluding PHC, the 1999 increase also would have been 3%. These increases were due to Health Care Financing Administration ("HCFA") rate increases and increases in supplemental premiums partially offset, in 1999, by a shift in the geographic mix of membership.

Medicare HMO medical costs PMPM increased by 3% in 1999, when compared to 1998, and 3% in 1998, when compared to 1997. Excluding PHC, the 1999 increase would have been 2%. The increase in 1999 reflects higher medical costs partially offset by the favorable impact of exiting several markets as of January 1, 1999. The higher medical costs in 1999 and 1998 primarily were due to higher pharmacy, physician and outpatient utilization and medical cost inflation. The 1998 higher medical costs were partially offset by the impact of the lower NYLCare medical cost PMPM, geographic mix and benefit changes.

The Medicare HMO medical loss ratio was 92.3% for 1999, compared to 93.0% for 1998, and 93.4% for 1997. Excluding PHC, the 1999 medical loss ratio would have been 91.8%. The decrease in 1999, when compared to 1998, reflects the favorable impact of exiting several markets as of January 1, 1999. The decrease in 1998 and part of the decrease in 1999 resulted from the growth in premiums due to rate increases and supplemental premiums which exceeded increases in medical costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

AETNA U.S. HEALTHCARE (CONTINUED)

PHC Agreement

The Company and Prudential entered into a reinsurance agreement for which the Company paid a premium. Under the agreement, Prudential has agreed to indemnify the Company from certain health insurance risks that arise following the closing by reimbursing the Company for 75% of medical costs (as calculated under the agreement) of PHC in excess of certain threshold medical loss ratio levels through 2000 for substantially all the acquired medical and dental risk business. The medical loss ratio threshold is 83.5% for August 6, 1999 through December 31, 1999 and 84% for January 1, 2000 through December 31, 2000. During the period August 6, 1999 through December 31, 1999, reinsurance recoveries under this agreement were $74 million pretax. This was offset by $10 million pretax ($6 million after tax) related to the net amortization of the fair value adjustment of the reinsurance agreement and the fair value adjustment of the unfavorable component of the contracts underlying the acquired medical risk business recorded as part of the acquisition. Such reinsurance recoveries and net amortization were reflected in current and future benefits. Refer to Note 3 of Notes to Consolidated Financial Statements for further discussion.

The Company also agreed to service Prudential's ASO contracts. Prudential is terminating its ASO business and has retained the Company to service these contracts during the run off period, but no later than June 30, 2001. Prudential ASO customers will remain Prudential customers as long as the contracts remain in force. The Company is maintaining personnel, systems and other resources necessary to service the ASO business during the run off period, as it was not feasible to segregate these operating assets from those purchased in the PHC transaction. In exchange for servicing the ASO business, Prudential is remitting fees received from its ASO customers to the Company, as well as paying certain supplemental fees. The supplemental fees are fixed in amount and decline over a period ending 18 months following the closing. During the period August 6, 1999 through December 31, 1999, the Company recorded total fees for servicing the Prudential ASO business of approximately $230 million pretax, including supplemental fees of approximately $106 million pretax (reflected as fees and other income). The results of servicing this business during the run off period will depend on, among other things, rate increases that are obtained from renewing customers (substantially all of such rate increases were implemented by Prudential prior to the Company's servicing of these contracts), the timing and extent of ASO contract terminations, and the cost structure for servicing these contracts. Refer to Note 3 of Notes to Consolidated Financial Statements for further discussion.

Group Insurance and Other Health

Group Insurance and Other Health results for 1999 reflect higher operating expenses and unfavorable life mortality, partially offset by a full year of NYLCare results and higher net investment income. Results for 1998 reflect higher net investment income and the acquisition of NYLCare partially offset by less favorable developments in claim benefit reserve estimates. Both 1999 and, to a lesser extent, 1998 results include favorable reserve developments for life and disability products, including NYLCare.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

AETNA U.S. HEALTHCARE (CONTINUED)

Membership

Aetna U.S. Healthcare's membership was as follows:

                                            December 31, 1999 (1)                        December 31, 1998
                                      -------------------------------------     ---------------------------------------
(Thousands)                             Risk       Nonrisk             Total      Risk       Nonrisk              Total
-----------------------------------------------------------------------------------------------------------------------
HMO
    Commercial (2) (3)                 8,716           727             9,443     5,104           640              5,744
    Medicare                             703             -               703       535             -                535
    Medicaid                             172            75               247       132             -                132
-----------------------------------------------------------------------------------------------------------------------
        Total HMO                      9,591           802            10,393     5,771           640              6,411
POS (2)                                  319         3,606             3,925       261         2,509              2,770
PPO (3)                                  870         3,112             3,982     1,089         2,943              4,032
Indemnity                                259         2,496             2,755       182         2,270              2,452
-----------------------------------------------------------------------------------------------------------------------
    Total Health Membership           11,039        10,016            21,055     7,303         8,362             15,665
=======================================================================================================================

Dental                                                                15,750                                      8,365

Group Insurance:
   Group Life                                                          9,415                                      9,769
   Disability                                                          2,258                                      2,592
   Long-Term Care                                                        108                                         91
-----------------------------------------------------------------------------------------------------------------------

(1) Health membership in thousands includes 5,093 PHC members (2,993 Commercial HMO risk, 111 Medicare HMO risk, 24 Medicaid HMO risk, 117 POS risk, 51 PPO risk, 109 Indemnity risk and 1,688 Administrative Services Only members that Aetna U.S. Healthcare has agreed to service (1,129 POS nonrisk, 76 PPO nonrisk and 483 Indemnity nonrisk)) and 8,000 Dental members. There were no group insurance PHC members.

(2) Commercial HMO in thousands includes POS members who access primary care physicians and referred care through an HMO network of 2,323 at December 31, 1999 and 1,329 at December 31, 1998.

(3) Membership in thousands includes 553 Commercial HMO members and 12 PPO members of the NYLCare Texas operations to be sold.

Total Health membership as of December 31, 1999 increased by approximately 5 million members when compared to December 31, 1998, due to the acquisition of PHC, including the ASO members that Aetna U.S. Healthcare has agreed to service. Excluding the impact of the PHC members, the 1999 membership increases in Commercial HMO (including POS members who access primary care physicians and referred care through an HMO network), Medicare HMO and Medicaid HMO were partially offset by declines in Indemnity, PPO and POS enrollment. As expected, the Company has experienced significant declines in PHC membership during the January 2000 enrollment cycle.

Total Revenue and Expense

Revenues, excluding net realized capital gains or losses, increased $5.9 billion, or 39%, in 1999 and $2.2 billion, or 17%, in 1998. The 1999 revenue growth primarily was due to the acquisition of PHC on August 6, 1999 and the acquisition of NYLCare on July 15, 1998. Revenues in 1999 also grew because of Commercial HMO membership growth and premium rate increases. The 1998 revenue growth primarily was due to the acquisition of NYLCare, as well as premium rate increases and membership growth in Commercial and Medicare HMO and POS products, partially offset by lower Indemnity and PPO membership. Also during 1998, Aetna U.S. Healthcare recorded higher investment income due to a higher investment portfolio balance (including the acquired assets of NYLCare), a shift in strategy to higher yielding investments and an increase in equity partnership income.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

AETNA U.S. HEALTHCARE (CONTINUED)

Operating expenses, including salaries and related benefits, increased $1.0 billion, or 37%, in 1999 and $253 million, or 10%, in 1998. The 1999 increase reflects the acquisition of PHC and NYLCare and increased costs to support the Commercial HMO membership growth. The increase in 1998 reflects the acquisition of NYLCare, as well as HMO membership increases, customer service enhancements and costs related to Year 2000. Operating expenses, including salaries and related benefits, as a percentage of revenue, excluding net realized capital gains, was 18% in 1999 and 1998 and 20% in 1997.

Outlook

In January 2000, the Company announced a realignment of the Company's health care, financial services and international businesses. Refer to "Overview" for additional information related to the realignment.

Due to the size of the Company's managed care operations, the ability to profitably grow the managed care risk business and obtain adequate pricing in an increasingly competitive environment, while effectively managing medical costs and operating expenses, is of critical importance to the Company.

Premiums in the Health Risk business generally are fixed by contract for one-year periods and, accordingly, costs in excess of those reflected in pricing cannot be recovered by prospectively or retrospectively raising premiums during the year.

In the latter half of 1999, medical costs, particularly in the Medicare business, increased sharply. Going forward for 2000, the Company is targeting commercial premium increases that seek to maintain or enhance margin. The Company is attempting to improve commercial profitability by increasing premiums and by addressing cost increases in its contracting with providers and through other cost management efforts. For Medicare products, the Company has increased supplemental premiums and instituted changes in benefit plans which, in addition to premium rate increases set by the federal government for Medicare risk products, are designed to keep pace with the higher medical cost trend. There can be no assurances, however, that any commercial or Medicare premium increases, benefit plan changes, or cost savings achieved through recontracting will be sufficient to offset the increases in medical costs, as well as any increases in other operating costs, due to the uncertainty involved in projecting medical cost trends, potential governmental action (including rate decreases or reduction of rate increases), business conditions (including intensification of competition) and other factors.

Medical loss ratios for the PHC business are higher than for the Company's other health risk business. The effect of these higher ratios is offset, in part, by the reinsurance agreement between Prudential and the Company, which terminates December 31, 2000. (Refer to "PHC Agreement" for additional information regarding the reinsurance agreement.) The Company is seeking to improve the medical loss ratios of the acquired business through underwriting and pricing discipline and medical cost management initiatives. If the Company is unable to improve the medical loss ratios for the acquired business, its results of operations for periods following termination of the reinsurance agreement could be materially adversely affected.

The administrative costs related to the PHC business and the ASO business of Prudential that the Company agreed to service are higher than the administrative costs of the Company's other health business. The Company is seeking to reduce the level of administrative costs related to this business. In addition, the Company expects a significant decline in the membership of the acquired PHC business and the ASO business it agreed to service. If the Company is unable to reduce the level of administrative costs to correspond with expected levels of membership decline, its results could be materially adversely affected.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

AETNA U.S. HEALTHCARE (CONTINUED)

New federal regulations were recently proposed under the Health Insurance Portability and Accountability Act relating to the privacy of health information and certain other matters affecting the Company's administration of health and related benefit plans. The Company is currently reviewing the potential impact of the proposed regulations on its operations. It is reasonably possible that the Company will incur additional expenses in connection with compliance with any final regulations that are adopted.

In 2000, the Company also expects to increase its expenditures on e.health (electronic commerce) initiatives.

Results for the Group Insurance and Other Health businesses in 2000 are expected to be level or to decrease relative to 1999 results, as favorable reserve developments that occurred in 1999 and prior years are not expected to recur. Refer to "Regulatory Environment" and "Forward-Looking Information/Risk Factors" for information regarding other important factors that may materially affect Aetna U.S. Healthcare.

AETNA FINANCIAL SERVICES

Operating Summary

(Millions)                                                                       1999            1998(1)        1997
--------------------------------------------------------------------------------------------------------------------
Premiums (2)                                                              $     107.5     $     131.9    $     158.5
Net investment income                                                           904.7         1,054.1        1,129.9
Fees and other income                                                           541.5           698.4          576.5
Net realized capital gains (losses)                                             (23.3)            3.0           37.6
--------------------------------------------------------------------------------------------------------------------
         Total revenue                                                        1,530.4         1,887.4        1,902.5
--------------------------------------------------------------------------------------------------------------------
Current and future benefits (2)                                                 746.5           918.2        1,034.1
Salaries and related benefits                                                   167.9           193.8          181.7
Other operating expenses                                                        221.5           213.3          203.9
Amortization of deferred policy acquisition costs                               104.9           128.3          110.6
Severance and facilities charge, net                                                -             1.5              -
--------------------------------------------------------------------------------------------------------------------
         Total benefits and expenses                                          1,240.8         1,455.1        1,530.3
--------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                      289.6           432.3          372.2
Income taxes                                                                     95.7           132.3          115.1
--------------------------------------------------------------------------------------------------------------------
Net income                                                                $     193.9     $     300.0    $     257.1
====================================================================================================================
Net realized capital gains and (losses), net of tax (included above)      $     (15.2)    $       2.0    $      24.2
====================================================================================================================
Deposits (not included in premiums above):
  Annuities--fixed options                                                $   1,973.2     $   1,125.6    $   1,191.4
  Annuities--variable options                                                 4,934.5         3,642.7        3,291.2
  Individual life insurance                                                         -           374.2          486.4
--------------------------------------------------------------------------------------------------------------------
          Total                                                           $   6,907.7     $   5,142.5    $   4,969.0
====================================================================================================================
Assets under management and administration: (3)
  Annuities--fixed options                                                $  12,641.1     $  12,131.1    $  12,056.3
  Annuities--variable options (4)                                            35,352.9        25,527.0       20,076.9
  Other investment advisory                                                  19,961.5        14,268.6       10,069.0
--------------------------------------------------------------------------------------------------------------------
         Assets under management                                             67,955.5        51,926.7       42,202.2
         Assets under administration (5)                                      4,441.7         2,860.1        2,285.8
--------------------------------------------------------------------------------------------------------------------
Total financial services' assets under management and administration         72,397.2        54,786.8       44,488.0
Individual life insurance assets under management                                   -               -        2,749.9
--------------------------------------------------------------------------------------------------------------------
Total assets under management and administration                          $  72,397.2     $  54,786.8    $  47,237.9
====================================================================================================================

(1) Operating results reflect the operations of the individual life business through the sale date of October 1, 1998.

(2) Includes $71.5 million in 1999, $67.4 million in 1998 and $64.8 million in 1997, for annuity premiums on contracts converting from the accumulation phase to payout options with life contingencies.

(3) Excludes net unrealized capital losses of $247.9 million at December 31, 1999 and net unrealized capital gains of $496.9 million at December 31, 1998 and $551.6 million at December 31, 1997.

(4) Includes $13,472.4 million at December 31, 1999, $7,467.5 million at December 31, 1998 and $5,069.9 million at December 31, 1997, related to assets invested through Aetna Financial Services' products in unaffiliated mutual funds.

(5) Represents assets for which Aetna Financial Services provides administrative services only.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

AETNA FINANCIAL SERVICES (CONTINUED)

In order to more accurately reflect its business, effective October 1, 1999 Aetna Retirement Services changed its trade name to Aetna Financial Services ("AFS"). AFS offers financial services products, including fixed and variable annuities and mutual funds, investment advisory services, financial planning services and pension plan administrative services. AFS' domestic individual life insurance business was sold on October 1, 1998.

Results

AFS' net income decreased $106 million in 1999 and increased $43 million in 1998. The 1999 decrease reflects the sale of the individual life business on October 1, 1998. Net income includes Year 2000 costs of $18 million in 1999 and $23 million in 1998. AFS' 1998 net income also includes a gain related to the sale of its individual life business of $64 million ($99 million pretax, included in fees and other income) and a net after-tax severance and facilities charge of $1 million. Excluding these factors, net realized capital gains or losses in all three years and the individual life insurance results for 1998 and 1997, AFS' results, as shown below, increased $41 million in 1999 and $29 million in 1998.

(Millions)                                 1999                1998 (1)                  1997
---------------------------------------------------------------------------------------------
Financial services                      $ 227.3             $ 186.5                   $ 157.8
Individual life insurance (1)                 -                71.5                      75.1
---------------------------------------------------------------------------------------------
      Total                             $ 227.3             $ 258.0                   $ 232.9
=============================================================================================

(1) Reflects the operations of the individual life business through the sale date of October 1, 1998.

The increases in 1999 and 1998 earnings for financial services primarily reflect increased fee income from higher levels of assets under management and administration. Assets under management and administration for financial services increased 32% in 1999 and 23% in 1998. Assets under management and administration increased due to appreciation in the stock market and, to a lesser extent, additional net deposits (i.e., deposits, including new contracts, less surrenders). Partially offsetting the increases in fee income were increased operating expenses. However, for annuity products, operating expenses as a percentage of assets under management declined in both years.

Premiums relate to annuity products containing life contingencies and traditional life insurance (prior to the sale of the domestic individual life business on October 1, 1998). Premiums decreased by $24 million in 1999, following a decrease of $27 million in 1998. The decrease in 1999 was due to the sale of the domestic individual life business, offset by an increase in annuity premiums resulting from the acquisition of a block of annuity business. The decrease in 1998 was due to the sale of the domestic individual life insurance business on October 1, 1998.

Annuity deposits increased 45% in 1999 and 6% in 1998, reflecting business growth. As a result of the sale of the life business on October 1, 1998, there were no life deposits in 1999 and a 23% decrease in 1998.

Of the $12.6 billion at December 31, 1999, $12.1 billion at December 31, 1998 and December 31, 1997 of fixed annuity assets under management, 25% were fully guaranteed and 75% were experience-rated. The average earned rate on investments supporting fully guaranteed investment contracts was 7.4%, 7.6% and 7.8%, and the average earned rate on investments supporting experience-rated investment contracts was 7.6%, 7.8% and 7.9% for the years ended December 31, 1999, 1998 and 1997, respectively. The average credited rate on fully guaranteed investment contracts was 6.3%, 6.5% and 6.6%, and the average credited rate on experience-rated investment contracts was 5.6%, 5.8% and 5.9% for the years ended December 31, 1999, 1998 and 1997, respectively. The resulting interest margins on fully guaranteed investment contracts were 1.1%, 1.1% and 1.2% and on experience-rated investment contracts were 2.0% for the years ended December 31, 1999, 1998 and 1997, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

AETNA FINANCIAL SERVICES (CONTINUED)

Sale of Domestic Individual Life Insurance Business

On October 1, 1998, the Company sold its domestic individual life insurance business to Lincoln for $1 billion in cash. The sale resulted in an after-tax gain of approximately $152 million. Since the principal agreement to sell this business generally was in the form of an indemnity reinsurance arrangement, the Company deferred approximately $88 million of the gain and was recognizing it over approximately 15 years. Approximately $8 million of the deferred gain was recognized during 1999. During the fourth quarter of 1999, the Company refined certain accrual and tax estimates that had been established in connection with the recording of the deferred gain. As a result, the deferred gain was increased by $22 million (after tax) to $102 million at December 31, 1999. The remaining deferred gain will be recognized over approximately 14 years. Revenues from the business sold were $399 million for 1998 through the sale date and $553 million for 1997. For more details about the transaction and the indemnity reinsurance arrangement, refer to Note 3 of Notes to Consolidated Financial Statements.

Outlook

AFS' strategy is to increase assets under management and administration and improve profitability by focusing on strategic markets and products in the financial services business. In doing so, AFS may take a variety of actions intended to improve its investment and product management, marketing, distribution and customer service. For example, AFS plans to improve its operational efficiency and further leverage and expand its Internet capability over time through increased spending for improved technology and operating platforms. AFS also anticipates enhancing its product distribution capabilities through adding new sales representatives and increasing relationships with advisors, brokers and wholesalers. AFS also may seek acquisitions or divestitures in order to align its businesses with strategic and financial targets or build scale.

Refer to "Forward-Looking Information/Risk Factors" for information regarding other important factors that may materially affect AFS.

AETNA INTERNATIONAL

Operating Summary

(Millions)                                                                 1999           1998           1997
-------------------------------------------------------------------------------------------------------------
Premiums                                                              $  2,152.3    $  1,578.5     $  1,434.1
Net investment income (1)                                                  456.5         459.8          384.4
Fees and other income                                                      168.2         138.2          140.3
Net realized capital gains (losses)                                         30.8         (28.9)          16.7
-------------------------------------------------------------------------------------------------------------
                  Total revenue                                          2,807.8       2,147.6        1,975.5
-------------------------------------------------------------------------------------------------------------
Current and future benefits                                              1,850.2       1,336.6        1,206.3
Salaries and related benefits                                              213.8         175.4          164.3
Other operating expenses                                                   368.1         330.2          297.7
Interest expense                                                             7.8          11.1            7.8
Amortization of goodwill and other acquired intangible assets               14.0          16.0           16.3
Amortization of deferred policy acquisition costs                           99.1          86.4           86.6
-------------------------------------------------------------------------------------------------------------
                  Total benefits and expenses                            2,553.0       1,955.7        1,779.0
-------------------------------------------------------------------------------------------------------------
Income before income taxes                                                 254.8         191.9          196.5
Income taxes                                                                87.6          55.9           54.1
-------------------------------------------------------------------------------------------------------------
Net income                                                            $    167.2    $    136.0     $    142.4
=============================================================================================================
Net realized capital gains (losses), net of tax (included above)      $    (17.1)   $    (22.2)    $     13.7
=============================================================================================================

(1) Includes $94.5 million in 1999, $96.5 million in 1998 and $51.5 million in 1997 of earnings from Aetna International subsidiaries that are carried on the equity basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

AETNA INTERNATIONAL (CONTINUED)

Aetna International, through subsidiaries and joint venture affiliates, sells primarily life insurance, health insurance and financial services products in markets outside of the United States. During 1999, Aetna International acquired Asistencia Medica Social Argentina ("AMSA"), the largest HMO in Argentina, purchased an ownership percentage of a clinic-based health care insurance operation in Colombia, increased its ownership percentage in the Hong Kong operations, acquired a portion of a life insurance company in Japan, entered into a pension joint venture in Poland and sold its Canadian operations. Refer to Note 3 of Notes to Consolidated Financial Statements for additional information.

Results

Aetna International's net income increased $31 million in 1999 and decreased $6 million in 1998. Net income includes Year 2000 costs of $10 million in 1999 and $8 million in 1998. Excluding Year 2000 costs and net realized capital gains or losses in all three years, results increased $29 million in 1999 and $37 million in 1998.

The increase in the effective tax rate in 1999 primarily reflects taxes on undistributed earnings resulting from the Company's sale of its Canadian operations. Excluding the tax effect of these undistributed earnings and the Company's equity in earnings of affiliates, Aetna International's effective tax rate declined primarily due to a tax holiday and recognition of prior-year net operating loss tax benefits in Malaysia.

Premiums increased 36% in 1999, when compared to 1998, and 10% in 1998, when compared to 1997. The premium growth rate in 1999 primarily was due to growth in Taiwan and Mexico, a full year of premiums from Cruz Blanca (a Chilean private health insurance company acquired in September 1998) and the addition of AMSA (acquired in January 1999). The 1999 and 1998 premium growth was adversely affected by the overall weakening of foreign currencies versus the U.S. dollar.

Earnings by major geographic location, excluding Year 2000 costs in 1999 and 1998 and net realized capital gains or losses in all three years, are as follows:

(Millions)                1999         1998         1997
---------------------------------------------------------
Asia Pacific (1)      $   67.5     $   65.2     $   55.7
Americas (2)             147.5        112.9         83.0
Other (3)                (20.8)       (12.4)       (10.0)
---------------------------------------------------------
      Total           $  194.2     $  165.7     $  128.7
=========================================================

(1) Includes China, Hong Kong, Indonesia, Japan, Malaysia, New Zealand, Philippines, Taiwan and Thailand.

(2) Includes Argentina, Brazil, Canada (through September 30, 1999), Chile, Colombia, Mexico, Peru, Poland and Venezuela.

(3)  Includes general and other miscellaneous expenses.

Results in 1999 include $33 million in equity earnings from a gain on the sale of Brasilprev Previdencia Privada S.A., an equity holding of the Company's Brazil affiliate in the fourth quarter. Excluding these equity earnings, operating earnings declined in 1999 primarily due to operating losses in Brazil resulting from the effects of economic recession, higher taxes on insurance premiums, pricing regulation, and increased medical utilization.

The 1999 results also reflect increased earnings in Mexico, Chile, Malaysia, Taiwan and Canada (through its sale on October 1, 1999). The increase in Taiwan was partially offset by the effects of an earthquake in September. Also offsetting the 1999 results were losses in Argentina's Life and Health operations due to lapses in life insurance policies and an increase in the medical loss ratio and investment spending in Poland. Results in 1998 primarily reflect earnings growth from the Company's operations in Brazil (acquired in April 1997), as well as from operations in Taiwan, Canada and the Mexican pension business. The 1998 results were offset in part by other Mexican operations and an overall weakening of foreign currencies versus the U.S. dollar.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

AETNA INTERNATIONAL (CONTINUED)

Sale of Canadian Operations

On October 1, 1999, Aetna International sold its Canadian operations to John Hancock Canadian Holdings Limited, the parent of The Maritime Life Assurance Company, for approximately $310 million in cash. The sale resulted in a capital loss of $11 million, which reflects adjustments subsequent to the recognition of the estimated loss in the third quarter of 1999. Operating earnings from the Canadian operations were $25 million in 1999 and $23 million in 1998. Refer to "Overview" for additional information related to this sale.

Sale of Mexican Joint Ventures

On January 14, 2000, Aetna International and its Mexican partner sold two of their Mexican joint venture companies, Seguros Monterrey Aetna, S.A. and Fianzas Monterrey Aetna, S.A., to New York Life International Inc., a subsidiary of New York Life Insurance Company for approximately $570 million in cash (Aetna International's share of the proceeds will be approximately $279 million). The sale is not expected to result in a material capital gain or loss. These two joint ventures contributed operating earnings of approximately $24 million during 1999 and an operating loss of approximately $1 million in 1998. Refer to "Overview" for additional information related to these sales.

Outlook

In January 2000 the Company announced a realignment of the Company's health care, financial services and international businesses. Refer to "Overview" for additional information related to the realignment.

Aetna International seeks to invest in emerging and other selected markets outside the U.S. that have the potential for attractive long-term returns. The Company intends to sharpen its focus on its international operations as part of its realignment and may explore opportunities for additional international investments or divestitures, where appropriate. These investments generally are made through the acquisition of part or all of an existing company or a start-up investment.

The Company's international earnings are expected to be negatively affected in 2000 by the 1999 disposition of its Canadian and certain Mexican operations due to the size of their contributions to 1999 earnings.

The Company also continues to monitor Latin American economies, which are in recession, and declining interest rates in Asia, which could adversely affect its international businesses. Further currency devaluations in Latin America, or in the Company's other international markets, could adversely affect future operating earnings when translated into U.S. dollars.

Refer to "Forward-Looking Information/Risk Factors" for information regarding other important factors that may materially affect Aetna International.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS

Operating Summary

(Millions)                                                          1999            1998            1997
--------------------------------------------------------------------------------------------------------
Premiums                                                     $     118.9     $     122.7     $     155.0
Net investment income                                              982.5         1,152.5         1,408.7
Fees and other income                                               46.2            31.2            40.6
Net realized capital gains                                          24.2            57.5            30.7
--------------------------------------------------------------------------------------------------------
         Total revenue                                           1,171.8         1,363.9         1,635.0
--------------------------------------------------------------------------------------------------------
Current and future benefits                                        981.3         1,122.4         1,372.4
Salaries and related benefits                                       19.8            19.6            30.5
Other operating expenses                                            11.5            17.5            16.8
Reductions of loss on discontinued products                        (77.2)          (68.0)         (172.5)
--------------------------------------------------------------------------------------------------------
         Total benefits and expenses                               935.4         1,091.5         1,247.2
--------------------------------------------------------------------------------------------------------
Income before income taxes                                         236.4           272.4           387.8
Income taxes                                                        85.4           102.5           153.6
--------------------------------------------------------------------------------------------------------
Net income                                                   $     151.0     $     169.9     $     234.2
========================================================================================================
Net realized capital gains, net of tax (included above)      $      15.8     $      37.4     $      20.8
========================================================================================================
Deposits (not included in premiums above):
    Fully guaranteed discontinued products                   $      12.5     $      17.7     $      14.0
    Experience-rated                                               191.9           251.3           735.4
    Nonguaranteed                                                  579.2           950.2           849.2
--------------------------------------------------------------------------------------------------------
         Total                                               $     783.6     $   1,219.2     $   1,598.6
========================================================================================================
Assets under management: (1)
    Fully guaranteed discontinued products                   $   5,990.8     $   6,737.9     $   7,548.9
    Experience-rated                                             7,932.1         9,546.9        11,114.7
    Nonguaranteed                                               12,028.7        12,120.0        11,070.2
--------------------------------------------------------------------------------------------------------
         Total assets under management                       $  25,951.6     $  28,404.8     $  29,733.8
========================================================================================================

(1) Excludes net unrealized capital losses of $254.4 million at December 31, 1999, and net unrealized capital gains of $621.0 million at December 31, 1998 and $645.4 million at December 31, 1997.

The Large Case Pensions segment manages a variety of retirement products (including pension and annuity products) primarily for defined benefit and defined contribution plans. These products provide a variety of funding and benefit payment distribution options and other services. Certain products provide investment guarantees.

Results

Large Case Pensions' net income decreased $19 million in 1999 and $64 million in 1998. As further discussed under "Discontinued Products", the Company released $50 million in 1999 and $44 million in 1998 of the reserve related to discontinued products primarily as a result of favorable investment performance. Also, as a result of continued favorable developments in real estate markets, the Company released $108 million in 1997 of the reserve related to discontinued products. Net income also includes Year 2000 costs of approximately $1 million in 1999 and 1998. Excluding these factors and net realized capital gains in all three years, results decreased $4 million in 1999 and $15 million in 1998. The 1999 and 1998 decreases continue to reflect the redeployment of capital supporting this business.

Assets under management decreased during 1999 and 1998. These decreases primarily resulted from the continuing run off of underlying liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (CONTINUED)

General account assets supporting experience-rated products (where the contractholder, not the Company, assumes investment and other risks) may be subject to participant or contractholder withdrawal. Experience-rated contractholder and participant withdrawals and transfers were as follows (excluding contractholder transfers to other Company products):

(Millions)                                                                       1999              1998              1997
-------------------------------------------------------------------------------------------------------------------------
Scheduled contract maturities and benefit payments (1)                       $  961.7         $   935.5          $  905.0
Contractholder withdrawals other than scheduled contract
  maturities and benefit payments (2)                                           489.2             431.8             358.1
Participant withdrawals (2)                                                      78.1              98.3             130.0
-------------------------------------------------------------------------------------------------------------------------

(1) Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.

(2) At December 31, 1999, approximately $870 million of experience-rated pension contracts allowed for unscheduled contractholder withdrawals, subject to timing restrictions and formula-based market value adjustments. Further, approximately $2.0 billion of such contracts supported by general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants, without market value adjustment.

Outlook

Large Case Pensions' earnings are expected to significantly decline in 2000 as a result of continuing run off of underlying liabilities.

Refer to "Forward-Looking Information/Risk Factors" for information regarding other important factors that may materially affect Large Case Pensions.

Discontinued Products

The Company discontinued the sale of its fully guaranteed large case pension products (single-premium annuities ("SPAs") and guaranteed investment contracts ("GICs")) in 1993. The Company established a reserve for anticipated future losses on these products based on the present value of the difference between the expected cash flows from the assets supporting these products and the cash flows expected to be required to meet the product obligations.

Results of operations of discontinued products, including net realized capital gains or losses, are credited or charged to the reserve for anticipated losses. The Company's results of operations would be adversely affected to the extent that future losses on the products are greater than anticipated and positively affected to the extent future losses are less than anticipated.

The factors contributing to changes in the reserve for anticipated future losses are: operating income or loss, realized capital gains or losses and mortality gains or losses. Operating income or loss is equal to revenue less expenses. Realized capital gains or losses reflect the excess (deficit) of sales price over (below) the carrying value of assets sold. Mortality gains or losses reflect the mortality and retirement experience related to SPAs. A mortality gain (loss) occurs when an annuitant or a beneficiary dies sooner (later) than expected. A retirement gain will occur on some contracts if an annuitant retires later than expected (a loss if an annuitant retires earlier than expected).

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (CONTINUED)

The results of discontinued products were as follows:

(Millions)                                                                                  1999         1998         1997
--------------------------------------------------------------------------------------------------------------------------
Interest margin (deficit) (1)                                                            $ (18.3)    $  (22.7)    $   15.1
Net realized capital gains (losses)                                                         (7.8)        75.8        175.4
Interest earned on receivable from continuing products                                      21.3         22.4         21.5
Other, net                                                                                  12.4          3.6          2.8
--------------------------------------------------------------------------------------------------------------------------
Results of discontinued products, after tax                                              $   7.6     $   79.1     $  214.8
==========================================================================================================================
Results of discontinued products, pretax                                                 $  10.7     $  130.4     $  337.4
==========================================================================================================================
Net realized capital gains (losses) from sales of bonds, after tax (included above)      $ (21.5)    $   52.5     $   36.6
==========================================================================================================================

(1) The interest margin (deficit) is the difference between earnings on invested assets and interest credited to contractholders.

The interest deficit for 1999 remained relatively level compared to 1998. The decrease in 1998 as compared to 1997 primarily is due to lower investment income, reflecting the decline in assets used to fund contractual liability run off, as well as lower yields due to the shift in the investment portfolio to fixed-income bonds. The 1999 net realized capital losses primarily are due to losses on bonds resulting from higher interest rates offset by gains on the sale of equities. The 1998 net realized capital gains reflect gains of $28 million related to continued favorable developments in real estate markets, as well as gains of $53 million from the sale of bonds. The 1997 net realized capital gains primarily reflect $100 million of gains related to continued favorable developments in real estate markets (including gains of $24 million related to the securitization of commercial mortgage loans), gains of $37 million from the sale of bonds and gains of $37 million resulting from the sale of other investments in order to meet liquidity needs.

At the time of discontinuance, a receivable from Large Case Pensions' continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products. Interest on the receivable is accrued at the discount rate that was used to calculate the reserve. Total assets supporting discontinued products and the reserve include a receivable from continuing products of $464 million at December 31, 1999 and $493 million at December 31, 1998, net of related deferred taxes payable.

The reserve for anticipated future losses on discontinued products represents the present value (at the risk-free rate at the time of discontinuance, consistent with the duration of the liabilities) of the difference between the expected cash flows from the assets supporting discontinued products and the cash flows expected to be required to meet the obligations of the outstanding contracts. Calculation of the reserve for anticipated future losses requires projection of both the amount and the timing of cash flows over approximately the next 30 years, including consideration of, among other things, future investment results, participant withdrawal and mortality rates, as well as the cost of asset management and customer service. Since 1993, there have been no significant changes to the assumptions underlying the calculation of the reserve related to the projection of the amount and timing of cash flows.

The projection of future investment results considers assumptions for interest rates, bond discount rates and performance of mortgage loans and real estate. Mortgage loan assumptions represent management's best estimate of current and future levels of rent growth, vacancy and expenses based upon market conditions at each reporting date. The performance of real estate assets has been consistently estimated using the most recent forecasts available. During 1997, a bond default assumption was included to reflect historical default experience, since the bond portfolio increased as a percentage of the overall investment portfolio and reflected more bond credit risk, concurrent with the decline in the commercial mortgage loan and real estate portfolios.

The previous years' actual participant withdrawal experience is used for the current year assumption. Prior to 1995, the Company used the 1983 Group Annuitant Mortality table published by the Society of Actuaries (the "Society"). In 1995, the Society published the 1994 Uninsured Pensioner's Mortality table, which has been used since then.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (CONTINUED)

The Company's assumptions about the cost of asset management and customer service reflect actual investment and general expenses allocated over invested assets. Since inception, the expense assumption has increased as the level of fixed expenses has not declined as rapidly as the liability run off.

The activity in the reserve for anticipated future losses on discontinued products was as follows (pretax):

(Millions)
-----------------------------------------------------------------
Reserve at December 31, 1996                           $    986.8
Operating income                                             58.7
Net realized capital gains                                  269.9
Mortality and other                                           8.8
Reserve reduction                                          (172.5)
-----------------------------------------------------------------
Reserve at December 31, 1997                              1,151.7
Operating loss                                               (6.6)
Net realized capital gains                                  116.6
Mortality and other                                          20.4
Reserve reduction                                           (68.0)
-----------------------------------------------------------------
Reserve at December 31, 1998                              1,214.1
Operating income                                             10.1
Net realized capital losses                                 (11.9)
Mortality and other                                          12.5
Reserve reduction                                           (77.2)
-----------------------------------------------------------------
Reserve at December 31, 1999                            $ 1,147.6
=================================================================

Management reviews the adequacy of the discontinued products reserve quarterly and, as further discussed above, primarily due to favorable investment performance, $77 million ($50 million after tax) of the reserve was released in 1999 and $68 million ($44 million after tax) of the reserve was released in 1998. A similar review resulted in the Company's release of $173 million ($108 million after tax) in 1997 of the reserve due to continued favorable developments in real estate markets. The current reserve reflects management's best estimate of anticipated future losses.

The anticipated run off of the December 31, 1999 reserve balance is as follows:

(Millions)
------------------------------------------------------------
2000                                                 $  30.0
2001                                                    30.4
2002                                                    30.9
2003                                                    31.7
2004 - 2008                                            172.6
2009 - 2013                                            188.4
2014 - 2018                                            180.0
Thereafter                                             483.6
------------------------------------------------------------

The above table assumes that assets are held until maturity and that the reserve run off is proportional to the liability run off.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (CONTINUED)

The expected liability (as of December 31, 1993) and actual balances for the GIC and SPA liabilities at December 31, are as follows:

                                   Expected                                      Actual
                          ---------------------------                -------------------------------
(Millions)                     GIC               SPA                     GIC                     SPA
----------------------------------------------------------------------------------------------------
1997                     $ 3,173.9         $ 4,685.8                $ 2,321.4              $ 4,763.0
1998                       2,029.6           4,581.3                  1,546.0                4,653.5
1999                       1,214.5           4,472.1                    902.1                4,566.0
----------------------------------------------------------------------------------------------------

The GIC balances were lower than expected in each period, as several contractholders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

The discontinued products investment portfolio is as follows:

(Millions)                                           December 31, 1999                     December 31, 1998
--------------------------------------------------------------------------------------------------------------
Class                                              Amount       Percent                  Amount        Percent
--------------------------------------------------------------------------------------------------------------
Debt securities                                 $ 4,533.0          77.2%              $ 5,890.5           83.0%
Mortgage loans                                      768.8          13.1                   754.2           10.6
Real estate                                         112.7           1.9                   104.2            1.5
Equities                                            239.7           4.1                    98.5            1.4
Short-term and other investments                    214.2           3.7                   252.2            3.5
--------------------------------------------------------------------------------------------------------------
Total                                           $ 5,868.4         100.0%              $ 7,099.6          100.0%
==============================================================================================================

The investment portfolio has declined in 1999, as assets were used to pay off contractual liabilities. As mentioned above, the investment portfolio has changed since inception. Mortgage loans have decreased from $5.4 billion (37% of the investment portfolio) at December 31, 1993 to their current level. This was a result of maturities, prepayments and the securitization and sale of commercial mortgages. Also, real estate decreased from $.5 billion (4% of the investment portfolio) at December 31, 1993 to its current level, primarily as a result of sales. The resulting proceeds were reinvested in debt securities and equities.

The change in the composition of the overall investment portfolio resulted in a change in the quality of the portfolio since 1993. As the Company's exposure to commercial mortgage loans and real estate has diminished, additional investment return has been achieved by increasing the risk in the bond portfolio. At December 31, 1993, 60% of the debt securities had a quality rating of AAA or AA, and at December 31, 1999, 31% of the debt securities had a quality rating of AAA or AA. However, management believes the level of risk in the total portfolio of assets supporting discontinued products was lower at December 31, 1999 when compared to December 31, 1993.

Distributions on discontinued products were as follows:

(Millions)                                                                          1999         1998            1997
---------------------------------------------------------------------------------------------------------------------
Scheduled contract maturities, settlements and benefit payments                $ 1,246.9    $ 1,433.5       $ 1,683.1
Participant-directed withdrawals                                                    14.9         21.4            36.4
---------------------------------------------------------------------------------------------------------------------

Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (CONTINUED)

At December 31, 1999, scheduled maturities, future benefit payments and other expected payments, including future interest, were as follows:

(Millions)
----------------------------------------------------------------------
2000                                                       $    919.4
2001                                                            837.3
2002                                                            695.1
2003                                                            551.9
2004                                                            496.7
2005 -- 2009                                                  2,332.2
2010 -- 2014                                                  2,034.0
2015 -- 2019                                                  1,653.4
2020 -- 2024                                                  1,251.6
Thereafter                                                    2,144.5
----------------------------------------------------------------------

Refer to Note 8 of Notes to Consolidated Financial Statements and "General Account Investments" for additional information.

CORPORATE

Operating Summary

(Millions, after tax)                                                      1999             1998            1997
----------------------------------------------------------------------------------------------------------------
Interest expense                                                       $  176.5          $ 155.9          $147.5
----------------------------------------------------------------------------------------------------------------
Salaries and related benefits                                              37.4             43.6            50.2
Other expense (income):
   Other operating expenses, net                                           48.4             63.1            58.5
   Interest income on life sale proceeds                                    (.6)            (5.3)              -
Net realized capital gains                                                (29.2)           (68.5)          (69.8)
----------------------------------------------------------------------------------------------------------------
 Total other expense                                                   $   56.0          $  32.9          $ 38.9
================================================================================================================

The Corporate segment includes interest expense and other expenses that are not directly related to the Company's business segments. "Other expense" includes corporate expenses, such as staff expenses, advertising and contributions, which are partially offset by net investment income.

Results

The 1999 increase in interest expense primarily reflects a full year of interest on the debt incurred in connection with the NYLCare acquisition in July 1998 as well as the additional debt incurred in connection with the PHC acquisition in August 1999. The 1998 increase primarily reflects the additional debt incurred in connection with the NYLCare acquisition.

Included in other operating expenses are Year 2000 costs of $3 million in 1999 and $11 million in 1998. Salaries and related benefits and other operating expenses decreased during 1999 due to continued cost-reduction initiatives.

After-tax net realized capital gains in 1999 include various gains on common stock sales and $14 million from the recognition of a deferred hedge gain. Refer to "Liquidity and Capital Resources" for further discussion. After-tax net realized capital gains in 1998 include gains of $74 million related to the sale of the Company's remaining investment in Travelers Property Casualty Corporation ("TPCC"). After-tax net realized capital gains in 1997 include gains of $98 million related to sales of portions of the Company's investment in TPCC offset by an after-tax realized capital loss of $29 million related to the write-down of certain properties that the Company had classified as held for sale.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

CORPORATE (CONTINUED)

Outlook

Interest expense and other operating expenses are expected to increase in 2000, due to increased debt and staffing levels related to the PHC acquisition.

Refer to "Forward-Looking Information/Risk Factors" for information regarding other important factors that may materially affect the Company.

TOTAL INVESTMENTS

Investments disclosed in this section relate to the Company's total general account portfolio (including assets supporting discontinued products and experience-rated products).

The Company's investment objective is to fund policyholder and other liabilities in a manner that enhances shareholder and contractholder value, subject to appropriate risk constraints. The Company seeks to meet this investment objective through a mix of investments that reflect the characteristics of the liabilities they support; diversify the types of investment risks by interest rate, liquidity, credit and equity price risk; and achieve asset diversification by investment type, industry, issuer and geographic location. The Company regularly projects duration and cash flow characteristics of its liabilities and makes appropriate adjustments in its investment portfolios.

Total investments at December 31 were as follows:

(Millions)                                                              1999                      1998
------------------------------------------------------------------------------------------------------
Debt securities                                                   $ 28,661.6                $ 32,180.8
Equity securities                                                      791.1                     800.5
Short-term investments                                                 788.2                     942.2
Mortgage loans                                                       3,238.2                   3,553.0
Real estate                                                            361.8                     270.3
Policy loans                                                           541.5                     458.7
Other                                                                1,394.8                   1,300.3
------------------------------------------------------------------------------------------------------
Total investments                                                 $ 35,777.2                $ 39,505.8
======================================================================================================

Debt Securities

Available-for-sale debt securities represented 80% of the Company's total general account invested assets at December 31, 1999 and 81% at December 31, 1998 and supported the following types of businesses:

(Millions)                                                              1999                      1998
------------------------------------------------------------------------------------------------------
Supporting discontinued products                                 $   4,533.0               $   5,890.5
Supporting experience-rated products                                11,879.5                  13,197.3
Supporting remaining products                                       12,249.1                  13,093.0
------------------------------------------------------------------------------------------------------
Total debt securities                                            $  28,661.6               $  32,180.8
======================================================================================================

Debt securities reflect net unrealized capital losses of $748 million at December 31, 1999 compared with net unrealized capital gains of $1.5 billion at December 31, 1998. Of the net unrealized capital losses at December 31, 1999, $122 million relate to assets supporting discontinued products and $294 million relate to experience-rated pension contractholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

TOTAL INVESTMENTS (CONTINUED)

The debt securities in the Company's portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. The Company's investments in debt securities had an average quality rating of AA- as of December 31, 1999 and A+ as of December 31, 1998 (40% were AAA at December 31, 1999 and 33% were AAA at December 31, 1998). "Below investment grade" debt securities carry a rating of below BBB-/Baa3 and represented 7% of the portfolio at December 31, 1999 and 6% of the portfolio at December 31, 1998, of which 46% at December 31, 1999 and 51% at December 31, 1998 support discontinued and experience-rated products. Refer to Note 4 of Notes to Consolidated Financial Statements for disclosures related to debt securities by market sector.

Residential Collateralized Mortgage Obligations

Included in the Company's debt securities are residential collateralized mortgage obligations ("CMOs") of $1.7 billion at December 31, 1999 and $2.0 billion at December 31, 1998. There are various categories of CMOs that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency backed, defaults. Approximately 81% of the Company's residential CMO holdings were backed by government agencies, such as GNMA, FNMA and FHLMC, at December 31, 1999 and 67% at December 31, 1998. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates, resulting in the repayment of principal from the underlying mortgages either earlier or later than originally anticipated. At December 31, 1999, approximately 1% and at December 31, 1998, approximately 2% of the Company's CMO holdings were invested in CMOs that are subject to more prepayment and extension risk than traditional CMOs (such as interest- or principal-only strips).

Mortgage Loans

At December 31, 1999 and 1998, the Company's mortgage loan investments, net of impairment reserves, supported the following types of businesses:

(Millions)                                                              1999                      1998
------------------------------------------------------------------------------------------------------
Supporting discontinued products                                 $     768.8               $     754.2
Supporting experience-rated products                                   923.4                   1,183.3
Supporting remaining products                                        1,546.0                   1,615.5
------------------------------------------------------------------------------------------------------
Total mortgage loans                                             $   3,238.2               $   3,553.0
======================================================================================================


During 1999, the Company managed its mortgage loan portfolio to maintain the balance, relative to invested assets, by selectively pursuing refinance and new loan opportunities.

Problem, restructured and potential problem loans included in mortgage loans were $285 million at December 31, 1999 and $301 million at December 31, 1998, of which 79% at December 31, 1999 and 86% at December 31, 1998 support discontinued and experience-rated products. Specific impairment reserves on these loans were $32 million at December 31, 1999 and $48 million at December 31, 1998. Refer to
Note 4 of Notes to Consolidated Financial Statements for additional information.

At December 31, 1999 scheduled mortgage loan principal repayments were as follows:

(Millions)
---------------------------------------------------------------
2000                                                 $    541.2
2001                                                       67.1
2002                                                      159.9
2003                                                      596.2
2004                                                      211.1
Thereafter                                              1,711.9
---------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

TOTAL INVESTMENTS (CONTINUED)

Risk Management and Market-Sensitive Instruments

The Company regularly evaluates the appropriateness of investments relative to its management-approved investment guidelines (and operates within those guidelines) and the business objective of the portfolios. The Company manages interest rate risk by seeking to maintain a tight duration band, while credit risk is managed by seeking to maintain high average quality ratings and diversified sector exposure within the debt securities portfolio. In connection with its investment and risk management objectives, the Company also uses financial instruments whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), duration, exchange rates, prepayment rates, equity markets or credit ratings/spreads.

The Company's use of derivatives generally is limited to hedging purposes and has principally consisted of using interest rate swap agreements, futures contracts, warrants, foreign exchange forward contracts, currency swap agreements and options to hedge interest rate, equity price and foreign exchange risks. These instruments, viewed separately, subject the Company to varying degrees of interest rate, equity price, foreign exchange and credit risk. However, when used for hedging, the expectation is that these instruments would reduce overall risk. Refer to Note 5 of Notes to Consolidated Financial Statements for additional information.

The risks associated with investments supporting experience-rated pension, annuity and life products are assumed by those contractholders and not by the Company (subject to, among other things, certain minimum guarantees). Anticipated future losses associated with investments supporting discontinued fully guaranteed large case pension products are provided for in the reserve for anticipated future losses (refer to "Large Case Pensions -- Discontinued Products"). Risks associated with the investments and liabilities related to experience-rated pension, annuity and life products and discontinued fully guaranteed large case pension products are not included in the analysis presented below.

The following discussion about the Company's risk management activities includes forward-looking statements that involve risk and uncertainties. Set forth below are management's projections of hypothetical net losses in fair value of shareholders' equity related to the Company's market-sensitive instruments if certain assumed changes in market rates and prices were to occur (sensitivity analysis). These instruments are not leveraged and are held for purposes other than trading. While the Company believes that the assumed market rate changes are reasonably possible in the near term, actual results may differ, particularly as a result of any management actions that would be taken to mitigate such hypothetical losses in the fair value of shareholders' equity. Based on the Company's overall exposure to interest rate risk, equity price risk and foreign exchange risk, the Company believes that these changes in market rates and prices would not materially affect the consolidated near-term financial position, results of operations or cash flows of the Company.

Interest Rate Risk

Assuming an immediate increase of 100 basis points in interest rates, the net hypothetical loss in fair value of shareholders' equity related to financial and derivative instruments is estimated to be $202 million (after tax), (1.9% of total shareholders' equity) at December 31, 1999, and $180 million (after tax), (1.6% of total shareholders' equity) at December 31, 1998. The Company believes that an interest rate shift of this magnitude represents a moderately adverse scenario and is approximately equal to the historical annual volatility of interest rate movements for the Company's intermediate-term available-for-sale debt securities. The Company has included corresponding changes in certain insurance liabilities in this sensitivity analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

TOTAL INVESTMENTS (CONTINUED)

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

Equity Price Risk

The Company's available-for-sale equity securities consist primarily of domestic stocks, as well as certain foreign holdings. Assuming an immediate decrease of 10% in equity prices for domestic and foreign equity securities generally, and 25% for Southeast Asian and Latin American emerging market equity securities, the hypothetical loss in fair value of shareholders' equity related to financial and derivative instruments is estimated to be $119 million (after tax), (1.1% of total shareholders' equity) at December 31, 1999, and $77 million (after tax), (.7% of total shareholders' equity) at December 31, 1998.

Foreign Exchange Risk

The Company selectively hedges to manage its foreign exchange risk. The Company generally uses short-term foreign exchange forward contracts to hedge its foreign exchange risk arising from certain nondollar-denominated investment securities and investments in certain foreign affiliates.

Assuming a foreign exchange rate volatility of 10% generally, and 25% for certain Southeast Asian and Latin American emerging market currencies, the net hypothetical loss in fair value of shareholders' equity related to financial and derivative instruments is estimated to be $142 million (after tax), (1.3% of total shareholders' equity) at December 31, 1999, and $206 million (after tax), (1.8% of total shareholders' equity) at December 31, 1998. Approximately 79% at December 31, 1999 and 80% at December 31, 1998 of total foreign exchange risk is comprised of Brazil, Mexico, Taiwan, Chile, Malaysia and, for 1998, Canada. Included in the calculation of net hypothetical loss above is $65 million (after tax) at December 31, 1999 and $129 million (after tax) at December 31, 1998 related to equity investments in foreign affiliates, primarily Brazil and Mexico. Foreign exchange exposure is calculated by: (1) translating the local reporting currency into U.S. dollars using foreign exchange rates at December 31, and (2) applying the market volatility rate to the translated amount.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Generally, the Company meets its operating requirements by maintaining appropriate levels of liquidity in its investment portfolio and using overall cash flows from premiums, deposits and income received on investments. Overall cash flows are used primarily for claim and benefit payments, contract withdrawals and operating expenses.

The Company's current liquidity objectives are to maximize the use of available cash to fund ongoing operating needs, pay shareholder dividends, strategically invest in core businesses and meet common stock repurchase objectives. During 1999, net cash generated from investing, financing and operating activities was used to make approximately $1.3 billion of investments in core businesses and acquisitions, pay approximately $513 million for common stock repurchases and pay approximately $154 million of dividends to shareholders. In 1998, net cash generated by investing, financing and operating activities was used to make approximately $1.2 billion of investments in core businesses, pay approximately $395 million for common stock repurchases and pay approximately $171 million of dividends to shareholders.

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

On July 19, 1999, the Company redeemed all outstanding shares of its 6.25% Class C Voting Mandatorily Convertible Preferred Stock. Holders of the Preferred Stock received .8197 shares of Aetna common stock for each share of Preferred Stock that was redeemed. Approximately 9.5 million shares of Aetna common stock were issued to effect the redemption. The Company projects that the redemption of the Preferred Stock will result in approximately $48 million of annual cash dividend savings. Refer to Note 14 of Notes to Consolidated Financial Statements for further information.

Financings, Financing Capacity and Capitalization

Substantially all of the Company's borrowings and financings are conducted through Aetna Services, Inc. ("Aetna Services") and are fully and unconditionally guaranteed by Aetna Inc. Refer to Note 12 of Notes to Consolidated Financial Statements for additional information.

The Company has significant short-term liquidity supporting its businesses. The Company uses short-term borrowings from time to time to address timing differences between cash receipts and disbursements. Also, in 1999 and 1998, the Company used these borrowings to finance an increased amount of disbursements since an increased amount of its other funds were used in connection with acquisitions. The maximum amount of domestic short-term borrowings outstanding was $1.9 billion in 1999, $1.8 billion in 1998 and $858 million in 1997. Aetna Services also has a revolving credit facility in an aggregate amount of $1.5 billion and a second facility in the aggregate amount of $500 million, each with a worldwide group of banks and other financing entities. The facilities terminate in June 2001 and on March 28, 2000, respectively. Refer to Note 12 of Notes to Consolidated Financial Statements for additional information.

The Company's total debt to capital ratio (total debt divided by total debt and shareholders' equity, adjusted for unrealized gains or losses on available-for-sale investment securities and, at December 31, 1998 and 1997, redeemable preferred securities) was 29.5% at the end of 1999, 24.1% at the end of 1998 and 19.1% at the end of 1997. The increases in 1999 and 1998 primarily reflect the PHC and NYLCare acquisitions, respectively.

The Company financed the acquisition of PHC by issuing $500 million of three-year senior notes to Prudential and by using funds made available from issuing commercial paper. The Company expects to ultimately replace this commercial paper with medium- or long-term fixed-income securities, subject to market conditions.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

The Company financed the acquisition of NYLCare with funds made available from issuing commercial paper. The Company issued $300 million of debt in the fourth quarter of 1998 and ultimately expects to issue additional medium- or long-term fixed-income securities, subject to market conditions, to replace some of this commercial paper. At the time of the acquisition, the Company hedged a portion of the anticipated issuance of fixed-income securities against interest rate risk using futures contracts, with unrealized gains or losses on these contracts deferred under hedge accounting. While the Company still expects to issue fixed-income securities, continued unfavorable market conditions have delayed this issuance from the original probable expected time frame. Accordingly, the Company ceased hedge accounting under its policies and recognized the deferred hedge gain of $14 million in the third quarter of 1999 as a realized capital gain in the Corporate segment.

The Company continually monitors existing and alternative financing sources to support the Company's capital and liquidity needs, including, but not limited to, debt issuance, preferred or common stock issuance, intercompany borrowings and pledging or selling of assets.

On November 22, 1994, Aetna Capital L.L.C. ("ACLLC"), a wholly owned subsidiary of Aetna Services, issued $275 million (11,000,000 shares) of 9.5% Cumulative Monthly Income Preferred Securities, Series A. The securities were redeemable, at the option of ACLLC with Aetna Services' consent, in whole or in part, on or after November 30, 1999, at a redemption price of $25 per security plus accumulated and unpaid dividends to the redemption date. On December 10, 1999, ACLLC redeemed all $275 million of the Monthly Income Preferred Securities.

On November 18, 1998, Aetna Services issued $300 million of 5.66% Puttable Reset Securities ("PURS"). The PURS were structured such that, on November 29, 1999 the remarketing agents were able to elect to remarket the PURS, whereby the annual interest rate on the securities would have been reset to a specified base rate (10-year Treasury rate plus a defined spread). However, the remarketing agents elected not to remarket the securities, and Aetna Services was required to repurchase the PURS in full on November 29, 1999.

Common Stock Transactions

In January 1999, the Company's Board authorized the repurchase of 5 million shares of common stock (the "January 1999 Plan"). Through October 7, 1999, 1,780,000 shares of common stock had been repurchased under the January 1999 Plan at a cost of approximately $135 million. On October 8, 1999, the Board authorized the repurchase of up to 20 million shares of common stock, not to exceed an aggregate purchase price of $1 billion. This authorization replaces the January 1999 Plan, which had 3,220,000 shares remaining. Pursuant to the October 1999 authorization, the Company has repurchased 6,920,000 shares of common stock at a cost of approximately $377 million through December 31, 1999.

The Company issued 588,580 shares of common stock in 1999, 576,387 shares in 1998 and 1,883,945 shares in 1997 pursuant to employee benefit plans.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

Restrictions on Certain Payments by the Company

The Company's business operations are conducted through Aetna Services and Aetna U.S. Healthcare Inc. and their respective subsidiaries (which principally consist of HMOs and insurance companies). In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further state regulations that, among other things, may require those companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations are not directly applicable to Aetna Services, Aetna U.S. Healthcare Inc. or Aetna Inc., as none is an HMO or insurance company. The additional regulations applicable to the Company's indirect HMO and insurance company subsidiaries are not expected to affect the ability of Aetna Inc. to pay dividends, or the ability of any of the Company's subsidiaries to service their outstanding debt.

Solvency Regulation

State insurance regulators have adopted changes in statutory accounting practices and other initiatives to strengthen solvency regulation. The National Association of Insurance Commissioners ("NAIC") adopted risk-based capital ("RBC") standards for life insurers that are designed to identify weakly capitalized companies by comparing the company's adjusted surplus to its required surplus ("RBC ratio"). The RBC ratio is designed to reflect the risk profile of the company. Within certain ratio ranges, regulators have increasing authority to take action as the RBC ratio decreases. There are four levels of regulatory action, ranging from requiring insurers to submit a comprehensive plan to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control. The RBC ratio for each of the Company's primary life insurance subsidiaries, as measured at December 31, 1999, was above the levels that would require regulatory action. External rating agencies use their own RBC standards as part of determining a company's rating. The RBC framework described above for life insurers was recently extended by the NAIC to health organizations, including HMOs. Although not all states have adopted these rules at December 31, 1999, each of the Company's active HMOs has a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC's RBC rules.

GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

Goodwill and other acquired intangible assets were $9.3 billion at December 31, 1999, or approximately 87% of consolidated shareholders' equity. The amortization of goodwill and other acquired intangible assets was $437 million in 1999, or approximately 36% of pretax income. The amortization of other acquired intangible assets reflects management's estimate of the useful life of acquired intangible assets (primarily customer lists, health provider networks, work force and computer systems), generally over various periods not exceeding 25 years. Management's estimate of the useful life of goodwill, which represents the excess of cost over the fair value of net assets acquired, is over periods not exceeding 40 years. The risk associated with the carrying value of goodwill and other acquired intangible assets is whether future operating income (before amortization of goodwill and other acquired intangible assets) will be sufficient on an undiscounted basis to recover the carrying value. The Company regularly evaluates the recoverability of goodwill and other acquired intangible assets and believes such amounts are currently recoverable. However, any significant change in the useful lives of goodwill or other acquired intangible assets, as estimated by management, could have a material adverse effect on the Company's results of operations and financial condition.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

NEW ACCOUNTING STANDARDS

Refer to Note 1 of Notes to Consolidated Financial Statements for a discussion of recently issued accounting standards.

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

The Company completed the acquisition of PHC on August 6, 1999. PHC's IT systems and other systems and facilities were added to the Company's Year 2000 inventory as of that date. The Year 2000 discussion below includes PHC's systems and facilities.

Current Status

After the Year 2000 rollover, the Company conducted a series of quality control checks on its mission-critical IT systems and embedded systems. These systems operated as planned, in all material respects, and there were no significant interruptions in the Company's operations. Data within the Company's IT systems was up-to-date and customers were able to access information electronically. As of February 25, 2000 the Company has not experienced any material difficulties with its mission-critical IT systems, embedded systems, suppliers, or customers due to Year 2000 issues. The Company is in the process of reassigning its Year 2000 personnel and transferring Year 2000 related responsibilities to its businesses. The Company remains Year 2000 vigilant, and any potential future Year 2000 issues will be addressed by IT personnel within the Company's business segments.

Future Risks and Contingency/Recovery Planning

The Company currently does not expect any future material Year 2000 issues. However, the Company cannot guarantee that it will not have any future material Year 2000 issues due to the cyclical nature of certain of the Company's business processes and those of its critical suppliers or customers. The Company has developed contingency/recovery plans aimed at sustaining the continuity of critical business functions in the event of future Year 2000 issues. As part of its contingency planning process, the Company developed contingency plans for those failure scenarios it believes could have a significant impact on the Company's operations. Those plans remain in effect. The scenarios the Company has planned for include, but are not limited to, limitations on providers', suppliers' and customers' ability to interact electronically with the Company, Year 2000 related failures at key external relationships, limitations on the Company's suppliers' or customers' ability to move funds electronically, failures in pricing securities and increased call volumes. The Company's planned responses to these scenarios include, but are not limited to, reallocation of existing resources, use of alternative processes and procedures, use of outside providers to supplement internal capabilities and use of alternative suppliers.

Year 2000 Costs

Total Year 2000 project costs were $88 million (after tax) in 1999, $108 million (after tax) in 1998, and were not material in 1997. The Company expects that Year 2000 costs in 2000 will be immaterial. The Company expenses these costs as incurred and funds these costs through operating cash flows.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

REGULATORY ENVIRONMENT

The federal and state governments continue to enact and seriously consider many legislative and regulatory proposals that have or would materially impact various aspects of the health care system. Many of these changes are described below. While certain of these measures would adversely affect us, at this time we cannot predict the extent of this impact.

Medicare

In 1997, the federal government passed legislation related to Medicare that changed the method for determining premiums that the government pays to HMOs for Medicare members. In general, the new method has and will reduce the premiums payable to us compared to the old method, although the level and extent of the reductions varies by geographic market and depends on other factors. The legislation also requires us to pay a "user fee." The changes began to be phased in on January 1, 1998 and will continue over five years. The federal government also announced in 1999 that it planned to begin to phase in risk adjustments to its premium payments over a five-year period commencing January 1, 2000. It is anticipated that the net impact of these risk adjustments will be to reduce the premiums payable to the Company. While the phase-in provisions provide us with an opportunity to offset some of the premium reductions, the risk adjustments and the user fee by adjusting the supplemental premiums that members pay to us and by adjusting the benefits included in our products, because of competition and other factors, the adjustments we can make may not fully offset the reductions in premiums from the government. Because of these reduced premiums and the user fee, as well as other factors including new Medicare + Choice regulations issued by HCFA, we decided not to renew our Medicare HMO contracts in certain areas effective January 1, 1999 and January 1, 2000.

HIPAA and Related Federal Legislation

The federal government enacted the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") in 1997. The legislation has three main effects:

- it limits pre-existing condition exclusions that apply to individuals changing jobs or moving to individual coverage;

- it guarantees that employees in the small group market have available health coverage; and

- it prevents exclusion of individuals from coverage under group plans based on health status.

Other federal legislation, effective January 1, 1998, mandates minimum hospital stays after childbirth and that health plans apply lifetime limits to mental health benefits with parity.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

REGULATORY ENVIRONMENT (CONTINUED)

Other Legislation and Regulation

The federal government and many states, including states in which we have substantial managed care membership, have enacted or are seriously considering additional legislation or regulation related to managed care. This legislation or regulation includes, among other things, the following:

-    Assessments, surcharges or taxes on premiums or        -    Mandatory expanded coverage for emergency services
     provider payments to fund uncompensated care,          -    Mandated liberalized definitions of medical necessity
     graduate medical education, high-risk pools, guaranty  -    Mandated liberalized internal and external grievance and
     funds, or government programs                               appeal procedures (including expedited decision making)
-    Changes to licensure or certification requirements     -    Mandatory maternity and other lengths of hospital inpatient
-    Eliminating or reducing the scope of ERISA                  stay
     pre-emption of state medical and bad faith claims      -    Mandatory point-of-service benefits for HMO plans
     under state law, exposing health plans to expanded     -    Prohibition of so-called "gag" and similar clauses in
     liability to punitive and other extra-contractual           physician agreements
     damages                                                -    Prohibitions on incentives based on utilization
-    Extension of malpractice and other liability for       -    Prohibition or limitation of arrangements designed to manage
     medical and other decisions from providers to health        medical costs and improve quality of care, such as capitated
     plans                                                       arrangements with providers or provider financial incentives
-    Hearings and limitations on the ability to terminate   -    Regulation of and restrictions on utilization management and
     providers from networks                                     review
-    Increased reserve and capital requirements             -    Regulation of the composition of provider networks, such as
-    Liability for negligent denials or delays in coverage       any willing provider and pharmacy laws
-    Mandatory coverage of experimental procedures and      -    Required payment levels for out-of-network care
     drugs                                                  -    Exempting physicians from the antitrust laws that prohibit
-    Mandatory direct access to specialists for patients         price fixing, group boycotts and other horizontal restraints
     with chronic conditions                                     on competition
-    Mandatory direct access to specialists (including      -    Third-party review of denials of benefits (including denials
     OB/GYNs) and chiropractors                                  based on a lack of medical necessity)
-    Mandated expanded consumer disclosures and             -    Restricting or eliminating the use of formularies for
     notices                                                     prescription drugs

For example, the House of Representatives recently passed the Norwood-Dingell bill which would (if it became law), among other things, place limits on health care plans' methods of operations, limit employers' and health care plans' ability to define medical necessity and permit employers and health care plans to be sued in state courts for coverage determinations.

It is uncertain whether we can recoup, through higher premiums or other measures, the increased costs of mandated benefits or the other increased costs caused by such legislation or regulation.

The health business also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA, or reduce the scope of ERISA pre-emption of state law claims. The U.S. Supreme Court is reviewing a U.S. Court of Appeals decision that could increase our responsibilities under ERISA.

For other important information regarding regulation of our health and other businesses, refer to "Forward-Looking Information/Risk Factors" and our 1999 Form 10-K.

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

Certain information contained in this Management's Discussion and Analysis is forward-looking within the meaning of the 1995 Act or Securities and Exchange Commission rules. This information includes, but is not limited to: (1) the information that appears under the headings "Outlook" in the discussion of results of operations of each of our businesses, (2) Total Investments - Risk Management and Market-Sensitive Instruments" and (3) "Year 2000." In writing this Management's Discussion and Analysis, we also used the following words, or variations of these words and similar expressions, where we intended to identify forward-looking statements:

   -    Expects        -   Anticipates     -   Plans           -   Seeks
   -    Projects       -   Intends         -   Believes        -   Estimates

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

Set forth below are certain important risk factors that, in addition to general economic conditions and other factors (some of which are discussed elsewhere in this Annual Report), may affect these forward-looking statements and our businesses generally. In addition, you may read our reports filed with the Securities and Exchange Commission, including our 1999 Form 10-K; for a more detailed description of certain uncertainties and factors that could cause actual results to differ materially from these forward-looking statements.

Certain Factors Particular to Health Operations

Medical loss ratios for the PHC business are higher than for the Company's other health risk business. The effect of these higher ratios is offset, in part, by the reinsurance agreement between Prudential and the Company, which terminates December 31, 2000. (Refer to "PHC Agreement" for additional information regarding the reinsurance agreement.) The Company is seeking to improve the medical loss ratios of the acquired business through underwriting and pricing discipline and medical cost management initiatives. If the Company is unable to improve the medical loss ratios for the acquired business, its results of operations for periods following termination of the reinsurance agreement could be materially adversely affected.

The administrative costs related to the PHC business and the ASO business of Prudential that the Company agreed to service are higher than the administrative costs of the Company's other health business. The Company is seeking to reduce the level of administrative costs related to this business. In addition, the Company expects a significant decline in the membership of the acquired PHC business and the ASO business it agreed to service. If the Company is unable to reduce the level of administrative costs to correspond with expected levels of membership decline, its results could be materially adversely affected.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (CONTINUED)

Our profitability growth depends in part on an efficient integration of acquired health operations. We acquired the NYLCare health business in July 1998 and acquired the Prudential health care business in August 1999. Factors that can affect the efficiency of our integration include, but are not limited to, our success in: (1) integrating management, products, legal entities, networks and information systems on a timely basis, (2) applying managed care expertise and techniques throughout a broader membership base and (3) eliminating duplicative administrative and customer service functions.

Medical costs could increase beyond our expectations for a contract year. Premiums in our Health Risk business are generally fixed by contract for one-year periods. We cannot recover actual costs for the contract year that are higher than those estimated and reflected in pricing through higher premiums from customers. However, contracts renew periodically during the year, and the Company may be able to reflect increased costs as these contracts renew.

Factors that may increase medical costs for the contract year include increased utilization, increases in provider contract rates, increases in noncontracted provider charges, adverse changes in legislation and regulation, changes in health practices and medical technologies, price increases in pharmaceuticals and durable medical equipment and other factors. As noted in the discussion of Aetna U.S. Healthcare's results, medical costs continued to increase in 1999, and the rate of increase was particularly high in the later part of the year.

Actual costs of medical claims could exceed the estimates reflected in our reserves. For the Health Risk business, our medical claims payable reflect estimates of the ultimate cost of claims incurred by members but not yet reported to us, and claims reported to us but not yet paid. Estimates of medical claims payable are based on a number of factors, including those derived from historical claim experience. We estimate medical claims payable periodically, and we reflect any adjustments to our estimates in our current period operating results within current and future benefits. For the Health Risk business, the liability for medical claims payable reflects estimates of the ultimate cost of claims that have been incurred but not yet reported or paid. Medical claims payable are estimated periodically, and any resulting adjustments are reflected in current period operating results within current and future benefits. Medical claims payable are based on a number of factors, including those derived from historical claim experience. An extensive degree of judgment is used in this estimation process, and the adequacy of the estimate is highly sensitive to changes in medical claims payment patterns and changes in medical cost trends.

The HMO medical cost trend (the rate of increase in medical cost inflation and utilization over the comparable prior-year period) varied throughout 1999. In the fourth quarter of 1999, management observed that medical costs associated with medical services provided in prior periods, particularly the third quarter of 1999, were higher than previously anticipated and that the rate of medical cost trend for the third quarter (used in estimating medical claims payable) was higher than that for the first and second quarters of 1999.

Management believes (and has assumed, for purposes of estimating medical claims payable at December 31, 1999) that the Commercial HMO medical cost trend for the fourth quarter of 1999 has stabilized, and that the Medicare HMO medical cost trend for the fourth quarter of 1999 has improved from the third quarter, although it is still higher than for the first half of the year. A worsening of medical cost trend or adverse changes in claim payment patterns from those that were assumed in estimating the reserves would cause these estimates to change in the near term, and could have a material adverse effect on future results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (CONTINUED)

We establish reserves for Group Insurance products as premiums become due. These reserves reflect the present value of expected future obligations net of the present value of expected future premiums. Policy reserves for group paid-up life insurance generally reflect long-term fixed obligations. We compute these reserves on the basis of assumed or guaranteed yield and benefit payments. Our assumptions for group paid-up life insurance are based on statutory tables. For long-term disability products, we establish reserves for: (1) lives currently in payment status (using standard industry, as well as our own, morbidity and interest rate assumptions), (2) lives who have not yet satisfied the waiting period, but who we expect will do so, and (3) claims that have been incurred but not reported to us. Long-term care reserves are a long-term obligation, and we calculate them using industry data for morbidity and mortality assumptions.

Decreases in ratings could adversely affect our Group Insurance Business. Decreases in claims-paying ratings of Aetna Life Insurance Company (the primary subsidiary selling Group Insurance products), if they were to occur, could cause Group Insurance sales and earnings to decline.

Federal and state governments may adopt legislation and regulations that adversely affect our health business. As discussed above (refer to "Regulatory Environment"), the federal and many state governments have enacted or are actively considering certain legislative and regulatory changes related to health products. At this time we are unable to predict the impact of future changes, although we anticipate that certain of these measures, if enacted, could adversely affect health operations through:

-    reducing premiums
-    reducing our ability to manage medical costs              -   regulating levels and permitted lines of business
-    increasing medical costs and operating expenses           -   imposing financial assessments
-    increasing our exposure to lawsuits                       -   regulating business practices

Changes in our business mix can affect our profitability. If employers and individuals select plans with higher copayments, deductibles or coinsurance, then certain of our medical costs would be lower, but we also would receive lower premiums for these plans. In addition, our profitability may become more sensitive to changes in medical costs and premiums if:

- more employers switch to self-funded coverage (where the employer bears most or all of the medical cost risk);
- our Medicare risk membership increases relative to our commercial risk membership (Medicare plans have both relatively higher premiums and medical costs); and/or
-   health products with relatively higher medical loss ratios are purchased.

Adverse publicity regarding managed care can hurt our sales. Adverse publicity, like the kind currently occurring, regarding managed care may negatively influence participants' or employers' decisions to select managed care plans generally, and our health plans, specifically.

Government payors can determine premiums. In government-funded health programs such as Medicare and Medicaid, the government payor determines the premium levels. If the government payor reduces the premium levels or increases premiums by less than our cost increases and the Company cannot offset these with supplemental premiums and changes in benefit plans, then we could be adversely affected. In addition, premiums for certain federal government employee groups are subject to retroactive downward adjustments by the federal government. These adjustments could adversely affect us.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (CONTINUED)

Changes in accreditation of our health plans could affect our competitiveness. Accreditation by independent quality accrediting agencies, such as the National Committee for Quality Assurance, is an important competitive factor for certain of our HMO plans. If our plans were to lose or be denied accreditation, it could adversely affect customer selection of our health products, and, in some jurisdictions, could affect our licensure status.

Success of our e.health initiatives depends on developing and implementing new and enhanced systems and processes. Development and implementation of our e.health initiatives will require significant investments over the next several years. In addition, we may not achieve the new product development, increases in sales and reductions in expenses that we expect from these initiatives unless we are able to efficiently and cost effectively develop and implement new and enhanced information systems and redesigned business processes.

Certain Factors Particular to Financial Services Operations

Significant changes in financial markets could affect earnings. Significant changes in financial markets could impact the level of assets under management and administration in our Aetna Financial Services, Large Case Pensions and Aetna International businesses, and, in turn, our level of asset-based fees in those businesses. For example, significant increases in interest rates or decreases in equity markets would directly affect the level of assets under management and administration and, in addition, may increase the level of withdrawals and decrease the level of deposits by customers. Customers under those circumstances may seek to diversify among asset managers or seek investment alternatives that we do not offer. Significant declines in the value of investments also may affect our ability to pass through investment losses to certain experience-rated customers, whether due to triggering minimum guarantees or other business reasons.

Decreases in ratings could affect assets under management. Decreases in the claims-paying ratings of our domestic financial services subsidiaries could have the effect of decreasing new sales and deposits and increasing withdrawals and surrenders in our Aetna Financial Services and Large Case Pensions businesses. Such changes in sales and deposits, withdrawals and surrenders would adversely affect the level of asset-based fees of those businesses. The claims-paying ratings of these subsidiaries are periodically reviewed and subject to changes in certain cases based on factors beyond our control.

Early withdrawal of assets could affect earnings. We incur up-front costs, such as commissions, when we sell our annuity, life insurance and other financial services products, including international financial services products. We generally defer these costs and recognize them over time. As a result, the retention of assets under those products is an important component of profitability. We generally seek to structure our products and sales to encourage retention of assets under management and administration or recover costs, through surrender charges, higher credited rates to customers if we retain their assets for longer periods, paying renewal commissions, paying service fees or other terms. However, if customers withdraw assets earlier than we anticipated when we priced the products, it would adversely affect profitability. We also experience competitive pressure to lower margins.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (CONTINUED)

Certain Factors Particular to International Operations

Devaluation of foreign currencies reduces earnings calculated in U.S. dollars. We hedge our foreign exchange risk on a selective basis. However, we generally do not hedge the currency exposure of our investments in foreign affiliates, since we view these investments as long term. In preparing our consolidated financial statements, we translate our results from the foreign currency in which we operate in a particular country into U.S. dollars. Devaluation of a country's currency, however, could adversely affect our results of operations when translated into U.S. dollars. Also, when economies are considered highly inflationary (generally, cumulative inflation levels in excess of 100% over a three-year period), we then recognize changes in the value of net monetary assets or liabilities currently in earnings, rather than through accumulated other comprehensive income. This would potentially make our reported earnings more volatile. In addition, although we consider foreign exchange trends when deciding to invest in particular countries, currency devaluation also may affect the value of our international investments when translated into U.S. dollars.

International markets are subject to additional risks. Our Aetna International operations involve certain other risks not typically associated with doing business in the United States. These risks include investment and other controls that may be imposed by governments, such as:

-   Permitted levels of equity ownership of companies            -   Restrictions on entry into new lines of business
    by foreign persons                                           -   Requirements that portions of business be
-   Restrictions on remittances of foreign earnings or               reinsured through state-affiliated institutions
    repatriation of capital                                      -   Other restrictions affecting the conduct of business
-   Currency exchange controls

Additionally, it may be more difficult for us to manage interest rate risk because of the relatively short duration of investments that are available in currencies that match long-term liabilities for international fixed-rate products. Foreign economies also may experience increased volatility of equity markets and high rates of inflation. They also may be subject to other political and economic factors, such as more rapid change of regulatory policy, nationalization of businesses and unrest. We generally do not insure against foreign political risks. For example, during 1999 our operations in Brazil were adversely affected by, among other things, an economic recession and higher taxes on insurance premiums there.

Other Factors Affecting All of Our Businesses

Litigation can adversely affect us. Litigation also could adversely affect us, both through costs of defense and adverse results or settlements. Refer to Note 18 of Notes to Consolidated Financial Statements and our 1999 Form 10-K for information regarding litigation, including current shareholder litigation and certain purported class action litigation related to our health business.

Year 2000 related issues could affect operations and results of operations. As of February 25, 2000, we have not experienced any material Year 2000 related difficulties. However, our operations and results of operations could be materially and adversely affected if we or any of our mission-critical suppliers were to experience significant Year 2000 related difficulties.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (CONTINUED)

Adverse changes in regulation could affect the operations of each of our businesses. In addition to our health business, each of our other businesses is subject to comprehensive regulation. These businesses could be adversely affected by:

- Increases in minimum capital and other financial viability requirements for health and other insurance operations;
- Changes in the taxation of insurance companies. For example, the President of the United States' revenue proposal would require life insurance companies to pay tax on certain income earned prior to 1984. Under current law, that income is deferred for tax purposes. If this tax change, which currently is just a proposal, were enacted, then we would recognize a one-time charge to income in the amount of the tax; and
- Changes in the tax treatment of annuity, pension and other insurance products as well as changes in capital gains tax rates. Certain of these changes, should they occur, could affect the attractiveness to customers of our financial services products.

Our business realignment may not produce the benefits we expect. In order for us to achieve the benefits we expect from the realignment of our businesses into global health and global financial services, we must be able to, among other things, successfully cross sell products from our different businesses among domestic and international customers and efficiently realign our business administration, technology and other processes.

CONSOLIDATED STATEMENTS OF INCOME


                                                                                For the Years Ended December 31,
                                                                           ----------------------------------------
(Millions, except per common share data)                                       1999          1998              1997
-------------------------------------------------------------------------------------------------------------------
Revenue:
  Premiums                                                                $20,901.3     $14,839.3         $12,592.2
  Net investment income                                                     2,965.9       3,220.5           3,392.7
  Fees and other income                                                     2,513.6       2,310.2           2,233.6
  Net realized capital gains                                                   71.9         271.8             334.2
-------------------------------------------------------------------------------------------------------------------
Total revenue                                                              26,452.7      20,641.8          18,552.7
-------------------------------------------------------------------------------------------------------------------
Benefits and expenses:
  Current and future benefits                                              19,468.7      14,563.7          12,852.0
  Operating expenses:
     Salaries and related benefits                                          2,255.9       1,707.3           1,699.6
     Other                                                                  2,659.9       2,162.7           1,874.1
  Interest expense                                                            279.3         250.9             235.8
  Amortization of goodwill and other acquired intangible assets               437.4         400.1             380.0
  Amortization of deferred policy acquisition costs                           204.5         215.3             217.5
  Reductions of loss on discontinued products                                 (77.2)        (68.0)           (172.5)
  Severance and facilities charges (reserve reductions), net                      -           1.5             (45.0)
-------------------------------------------------------------------------------------------------------------------
Total benefits and expenses                                                25,228.5      19,233.5          17,041.5
-------------------------------------------------------------------------------------------------------------------
Income before income taxes (benefits)                                       1,224.2       1,408.3           1,511.2
Income taxes (benefits):
  Current                                                                     317.1         662.6             466.8
  Deferred                                                                    190.2        (102.4)            143.3
-------------------------------------------------------------------------------------------------------------------
Total income taxes                                                            507.3         560.2             610.1
-------------------------------------------------------------------------------------------------------------------
Net income                                                                $   716.9     $   848.1         $   901.1
===================================================================================================================
Net income applicable to common ownership                                 $   686.4     $   792.8         $   845.6
===================================================================================================================
Results per common share:
Net income:
  Basic                                                                   $    4.76     $    5.50         $    5.67
  Diluted                                                                      4.72          5.41              5.60
-------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS


                                                                                                    As of December 31,
                                                                                             --------------------------
(Millions, except share data)                                                                      1999            1998
-----------------------------------------------------------------------------------------------------------------------
Assets:
Investments:
  Debt securities available for sale, at fair value (amortized cost $29,409.4 and
  $30,730.1)                                                                                  $28,661.6      $ 32,180.8
  Equity securities, at fair value (cost $732.6 and $762.6)                                       791.1           800.5
  Short-term investments                                                                          788.2           942.2
  Mortgage loans                                                                                3,238.2         3,553.0
  Real estate                                                                                     361.8           270.3
  Policy loans                                                                                    541.5           458.7
  Other                                                                                         1,394.8         1,300.3
-----------------------------------------------------------------------------------------------------------------------
Total investments                                                                              35,777.2        39,505.8
-----------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents                                                                     2,504.5         1,951.5
  Short-term investments under securities loan agreement                                        1,037.5           753.6
  Accrued investment income                                                                       466.5           537.1
  Premiums due and other receivables                                                            2,751.1         1,478.1
  Reinsurance recoverables                                                                      3,881.1         3,897.2
  Deferred income taxes                                                                           352.0            46.6
  Deferred policy acquisition costs                                                             2,059.8         1,768.6
  Goodwill and other acquired intangible assets                                                 9,335.4         9,143.5
  Other assets                                                                                  1,341.7         1,111.9
  Separate Accounts assets                                                                     53,332.2        44,936.0
-----------------------------------------------------------------------------------------------------------------------
Total assets                                                                                 $112,839.0      $105,129.9
=======================================================================================================================
Liabilities:
Insurance liabilities:
  Future policy benefits                                                                     $ 17,599.3      $ 18,541.1
  Unpaid claims                                                                                 4,976.5         3,953.9
  Unearned premiums                                                                               507.1           428.9
  Policyholders' funds left with the Company                                                   15,481.4        17,632.5
-----------------------------------------------------------------------------------------------------------------------
Total insurance liabilities                                                                    38,564.3        40,556.4
-----------------------------------------------------------------------------------------------------------------------
  Dividends payable to shareholders                                                                28.5            35.2
  Short-term debt                                                                               1,887.7         1,370.1
  Long-term debt                                                                                2,677.9         2,214.5
  Payables under securities loan agreement                                                      1,037.2           753.6
  Current income taxes                                                                            307.6           444.8
  Other liabilities                                                                             4,195.8         3,007.0
  Minority and participating policyholders' interests                                             117.4           148.4
  Separate Accounts liabilities                                                                53,332.2        44,936.0
-----------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                             102,148.6        93,466.0
-----------------------------------------------------------------------------------------------------------------------
Aetna-obligated mandatorily redeemable preferred securities of subsidiary limited
 liability company holding primarily debentures guaranteed by Aetna                                   -           275.0
-----------------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities (Notes 3, 5 and 18)
Shareholders' equity:
    Class C voting mandatorily convertible preferred stock ($.01 par value; 15,000,000
     shares authorized; 11,614,816 issued and outstanding in 1998)                                    -           862.1
    Common stock ($.01 par value; 500,000,000 shares authorized; 142,680,694 in 1999 and
     141,272,628  in 1998 issued and outstanding)                                               3,719.3         3,292.4
Accumulated other comprehensive income (loss)                                                    (655.6)          177.8
Retained earnings                                                                               7,626.7         7,056.6
-----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                     10,690.4        11,388.9
-----------------------------------------------------------------------------------------------------------------------
Total liabilities, redeemable preferred securities and shareholders' equity                  $112,839.0      $105,129.9
=======================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                  For the Three Years Ended December 31, 1999
                                             ------------------------------------------------------------------------------------
                                                                                             Accumulated Other
                                                                                               Comprehensive
                                                                                               Income (Loss)
                                                             Class C Voting              --------------------------
                                                                Mandatorily                 Unrealized
                                                                Convertible     Common   Gains (Losses)     Foreign      Retained
(Millions, except share data)                    Total      Preferred Stock      Stock    on Securities    Currency      Earnings
---------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1996                $10,889.7          $ 865.4       $4,032.8         $ 440.7      $(100.7)     $5,651.5
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income                                     901.1                                                                      901.1
  Other comprehensive loss, net of tax:
    Unrealized gains on securities
     ($66.5 pretax)(1)                            43.2                                            43.2
    Foreign currency ($(117.1) pretax)           (76.1)                                                       (76.1)
                                             ---------
  Other comprehensive loss                       (32.9)
                                             ---------
Total comprehensive income                       868.2
                                             =========
Common stock issued for benefit plans
  (1,883,945 shares)                             134.7                           134.7
Repurchase of common shares
  (6,173,900 shares)                            (523.1)                         (523.1)
Common stock dividends                          (118.6)                                                                    (118.6)
Preferred stock dividends                        (55.5)                                                                     (55.5)
---------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1997                 11,195.4            865.4        3,644.4           483.9       (176.8)      6,378.5
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income                                     848.1                                                                      848.1
  Other comprehensive loss, net of tax:
    Unrealized losses on securities
      ($(156.0) pretax)(1)                      (101.4)                                         (101.4)
    Foreign currency ($(43.3) pretax)            (27.9)                                                       (27.9)
                                             ---------
  Other comprehensive loss                      (129.3)
                                             ---------
Total comprehensive income                       718.8
                                             =========
Common stock issued for benefit plans
  (576,387 shares)                                39.6                            39.6
Repurchase of common shares
  (5,131,700 shares)                            (394.9)                         (394.9)
Conversion of preferred securities
  (40,390 preferred shares converted to
  33,097 common shares)                             -              (3.3)           3.3
Common stock dividends                          (114.7)                                                                    (114.7)
Preferred stock dividends                        (55.3)                                                                     (55.3)
---------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1998                 11,388.9            862.1        3,292.4           382.5       (204.7)      7,056.6
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss:
  Net income                                     716.9                                                                      716.9
  Other comprehensive loss, net of tax:
    Unrealized losses on securities
     ($(905.6) pretax)(1)                       (588.6)                                         (588.6)
    Foreign currency ($(132.5) pretax)          (244.8)                                                      (244.8)
                                             ---------
  Other comprehensive loss                      (833.4)
                                             ---------
Total comprehensive loss                        (116.5)
                                             =========
Common stock issued for benefit plans
  (588,580 shares)                                44.8                            44.8
Issuance of stock appreciation rights             32.5                            32.5
Repurchase of common shares
  (8,700,000 shares)                            (512.5)                         (512.5)
Conversion of preferred securities
  (11,614,816 preferred shares converted to
  9,519,486 common shares)                           -           (862.1)         862.1
Common stock dividends                          (116.3)                                                                    (116.3)
Preferred stock dividends                        (30.5)                                                                     (30.5)
---------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1999                $10,690.4          $     -       $3,719.3         $(206.1)     $(449.5)     $7,626.7
=================================================================================================================================

(1) Net of reclassification adjustments.

See Notes to Consolidated Financial Statements.                        Page 41

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions)                                                                              1999            1998                1997
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
   Net income                                                                       $   716.9       $   848.1          $   901.1
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization (including investment discounts and premiums)        483.0           451.4              374.2
     Gain related to sale of life business                                                  -           (98.9)                 -
     Net realized capital gains                                                         (71.9)         (271.8)            (334.2)
     Changes in assets and liabilities:
       Decrease in accrued investment income                                             63.0             8.5               46.0
       Increase in premiums due and other receivables                                  (260.4)          (92.6)            (245.8)
       Increase in deferred policy acquisition costs                                   (410.6)         (278.9)            (302.4)
       (Increase) decrease in income taxes                                              (93.9)          (91.2)             323.3
       Net (increase) decrease in other assets and other liabilities                    245.0          (262.2)            (193.0)
       Increase in other insurance liabilities                                          969.6           598.4              656.4
       Other, net                                                                        28.4            (2.2)               4.9
--------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                             1,669.1           808.6            1,230.5
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
   Proceeds from sales and investment maturities of:
     Debt securities available for sale                                              17,918.6        20,254.6           16,247.8
     Equity securities                                                                  588.6           833.4              961.4
     Mortgage loans                                                                      77.5            90.4            1,078.8
     Real estate                                                                         13.7           136.5              626.8
     Other investments                                                                  739.8           639.1              924.7
     Short-term investments                                                          19,603.2        21,229.1           19,957.0
     Life business                                                                          -         1,000.0                  -
   Investment maturities and repayments of:
     Debt securities available for sale                                               3,739.7         2,849.4            3,913.9
     Mortgage loans                                                                     485.6           918.4            1,726.5
   Cost of investments in:
     Debt securities available for sale                                             (21,609.8)      (20,602.6)         (21,310.1)
     Equity securities                                                                 (533.9)         (481.5)            (626.1)
     Mortgage loans                                                                    (480.3)         (319.2)            (255.3)
     Real estate                                                                        (58.8)          (38.5)             (66.8)
     Other investments                                                                 (812.5)       (4,127.6)          (1,033.5)
     Short-term investments                                                         (18,924.8)      (21,126.0)         (20,291.7)
   Acquisitions:
     NYLCare health care business                                                       (48.8)       (1,080.6)                 -
     Prudential health care business                                                   (512.5)              -                  -
     Other                                                                             (212.2)          (84.5)            (473.0)
   Increase in property and equipment                                                  (123.5)         (123.2)             (92.4)
   Other, net                                                                            (9.4)          (97.4)              83.0
--------------------------------------------------------------------------------------------------------------------------------
Net cash (used for) provided by investing activities                                   (159.8)         (130.2)           1,371.0
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
   Deposits and interest credited for investment contracts                            2,503.3         2,046.4            1,872.5
   Withdrawals of investment contracts                                               (3,345.4)       (3,150.9)          (3,481.1)
   Issuance of long-term debt                                                             2.0            25.7                4.7
   Repayment of long-term debt                                                          (33.3)         (153.0)             (34.3)
   Net increase (decrease) in short-term debt                                           519.4         1,122.3              (46.7)
   Common stock issued under benefit plans                                               44.8            39.6              134.7
   Common stock acquired                                                               (512.5)         (394.9)            (523.1)
   Redemption of mandatorily convertible preferred stock                               (275.0)              -                  -
   Dividends paid to shareholders                                                      (153.5)         (170.9)            (174.9)
   Other, net                                                                            32.8               -                  -
--------------------------------------------------------------------------------------------------------------------------------
Net cash used for financing activities                                               (1,217.4)         (635.7)          (2,248.2)
--------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                              (.5)           (5.8)             (10.1)
--------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                               291.4            36.9              343.2
Cash acquired from the NYLCare health business                                              -           108.8                  -
Cash acquired from the Prudential health business                                       261.6              -                   -
Cash and cash equivalents, beginning of year                                          1,951.5         1,805.8            1,462.6
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                              $ 2,504.5       $ 1,951.5          $ 1,805.8
================================================================================================================================


See Notes to Consolidated Financial Statements.                        Page 42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Aetna Inc., through its subsidiaries, provides health care benefits, group insurance and financial services. As of December 31, 1999, Aetna Inc. had four reportable segments: Aetna U.S. Healthcare, Aetna Financial Services (formerly Aetna Retirement Services), Aetna International and Large Case Pensions. Aetna U.S. Healthcare provides a full spectrum of managed care, indemnity, and group life and disability insurance products. Aetna Financial Services offers a range of financial services products including fixed and variable annuities and mutual funds. Aetna International, through subsidiaries and joint venture operations, primarily sells life insurance, health insurance and financial services products in markets outside the United States. Large Case Pensions manages a variety of retirement products for defined benefit and defined contribution plans. These segments are distinct businesses that offer different products and services. During the reporting period, they were managed separately as each business required different market strategies, technology and capital allocation. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Aetna Inc. evaluates performance of these business segments based on operating earnings (net income excluding net realized capital gains and losses and any other items such as Year 2000 costs, severance and facilities actions, reduction of the reserve for anticipated future losses on discontinued products, etc.).

BUSINESS REALIGNMENT

In January 2000, the Company announced a realignment of the Company's health care, financial services and international businesses into two businesses:
Global Health and Global Financial Services. The new structure is intended to strengthen the linkage between the international and domestic businesses and increase the sharing of technology and product expertise. Global Health will be made up of the following: Aetna U.S. Healthcare (except its Group Life and Disability Insurance business) and Aetna International's health businesses. Global Financial Services will be made up of the following: Aetna Financial Services, Aetna International's life and pension businesses, Aetna U.S. Healthcare's Group Life and Disability Insurance business and the Large Case Pensions business. This realignment will result in the formation of new reportable segments in 2000.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include Aetna Inc. and its majority-owned subsidiaries (collectively, the "Company"), including Aetna Services, Inc. ("Aetna Services") and Aetna U.S. Healthcare Inc. ("Aetna U.S. Healthcare"). All significant intercompany balances have been eliminated. Certain non-U.S. affiliates of the Company report operations on a one-month lag. In such situations, operations are reported for the 12-month period beginning December 1 of the previous calendar year and ending November 30 of the current calendar year. Less than majority-owned entities in which the Company has at least a 20% interest are reported on the equity basis. The undistributed earnings of such subsidiaries were $251 million as of December 31, 1999. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles. Certain reclassifications have been made to 1998 and 1997 financial information to conform to the 1999 presentation.

NEW ACCOUNTING STANDARDS

Accounting by Insurance and Other Enterprises for Insurance-Related Assessments

As of January 1, 1999, the Company adopted Statement of Position ("SOP") 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments, issued by the American Institute of Certified Public Accountants ("AICPA"). SOP 97-3 provides guidance for determining when an insurance or other enterprise should recognize a liability for guaranty-fund and other insurance-related assessments and guidance for measuring the liability. The adoption of this standard did not have a material effect on the Company's financial position or results of operations, as the Company had previously accounted for guaranty-fund and other insurance-related assessments in a manner consistent with this standard.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk

In October 1998, the AICPA issued SOP 98-7, Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk, which provides guidance on how to account for all insurance and reinsurance contracts that do not transfer insurance risk, except for long-duration life and health insurance contracts. This statement is effective for the Company's financial statements beginning January 1, 2000, with early adoption permitted. The Company does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standard Board ("FASB") issued Financial Accounting Standard ("FAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. This standard requires companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. As amended by FAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, this standard is effective for the Company's financial statements beginning January 1, 2001, with early adoption permitted. The impact of FAS No. 133 on the Company's financial statements will vary based on certain factors including future interpretative guidance from the FASB, the extent of the Company's hedging activities, the types of hedging instruments used and the effectiveness of such instruments. The Company is evaluating the impact of the adoption of this standard and currently does not believe that it will have a material effect on its financial position or results of operations.

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

INVESTMENTS

Debt and equity securities are classified as available for sale and carried at fair value. These available-for-sale securities support the following: experience-rated products, discontinued products and general account liabilities.

Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum guarantees provided by the Company in some instances. Net investment performance (as long as minimum guarantees are not triggered) is allocated to the customer account daily, based on the underlying investment's experience and, therefore, does not impact the Company's results of operations. Realized and unrealized capital gains and losses on investments supporting these products are reflected in policyholders' funds left with the Company.

INVESTMENTS (CONTINUED)

When the Company discontinued the sale of its fully guaranteed large case pension products (refer to Note 8), it established a reserve for anticipated future losses from these products and segregated the related investments. These investments are managed as a separate portfolio. Investment income and net realized capital gains and losses on this separate portfolio do not impact the Company's results of operations. Unrealized capital gains or losses on this separate portfolio are reflected in other liabilities.

Investment income and realized capital gains and losses on investments supporting general account liabilities are reflected in the Company's results of operations. Unrealized capital gains and losses related to investments supporting general account liabilities are reflected in shareholders' equity, net of related income taxes. Purchases and sales of debt and equity securities are recorded on the trade date. Sales of mortgage loans and real estate are recorded on the closing date.

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

INVESTMENTS (CONTINUED)

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

The Company utilizes foreign exchange forward contracts, futures contracts, swap agreements, warrants and options for other than trading purposes in order to hedge interest rate, equity price and foreign exchange risks (collectively, market risk). (Refer to Note 5.)

Foreign exchange forward contracts, which are designated at inception and are effective as hedges of foreign translation and transaction exposures related to investments classified as available for sale, are accounted for using the deferral method. Any premium or discount associated with the acquisition of a forward contract is amortized over the life of the related forward contract and the amortization expense is reflected in the Company's results of operations. Accordingly, realized and unrealized gains and losses from these foreign exchange forward contracts are deferred on the Consolidated Balance Sheets, net of tax, in accumulated other comprehensive income (loss). Upon disposal of the hedged item, deferred gains or losses are recognized in net realized capital gains or losses. Excess realized or unrealized gain or loss, if any, from the foreign exchange forward contract compared to the foreign investment being hedged is reported as a net realized capital gain or loss.

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

Interest rate and currency swap agreements, which are designated as risk management instruments at inception, are accounted for using the accrual method. Accordingly, the difference between amounts paid and received on such agreements is reported in net investment income. There is no recognition in the Consolidated Balance Sheets of changes in the fair value of these agreements.

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

Hedge designation requires specific asset or liability identification, a probability at inception of high correlation with the position underlying the hedge, and that such high correlation be maintained throughout the hedge period. If a hedging instrument ceases to be highly correlated with the position underlying the hedge, hedge accounting ceases at that date and excess gains and losses on the hedging instrument are reflected in net realized capital gains or losses. The Company may enter into contracts to hedge anticipated transactions. If it is subsequently determined that an anticipated transaction will not occur, any gain or loss related to the hedge instrument will be recognized as a realized gain or loss.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars at the exchange rate in effect at each year end for assets and liabilities and average exchange rates during the year for results of operations. The related unrealized gains or losses resulting from translation of the net assets are included in accumulated other comprehensive income (loss). However, if the economy of the country where a foreign subsidiary is located is considered highly inflationary (generally, cumulative inflation levels in excess of 100% over a three-year period), changes in the value of net monetary assets or liabilities would be recognized currently in earnings.

GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

Goodwill, which represents the excess of cost over the fair value of net assets acquired, is amortized on a straight-line basis over periods not exceeding 40 years. Other acquired intangible assets, which are primarily customer lists, health provider networks, work force and computer systems, are amortized on a straight-line basis over various periods not exceeding 25 years.

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

OTHER LONG-LIVED ASSETS

The Company evaluates the potential impairment of long-lived assets (premises and equipment) when events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. If it is determined that the carrying value of long-lived assets may not be recoverable based upon the relevant facts and circumstances, the Company estimates the future undiscounted cash flows (grouped at the company wide level) expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, the Company will recognize an impairment loss in the Consolidated Statements of Income for the difference between the carrying value of the asset and its fair value.

DEFERRED POLICY ACQUISITION COSTS

Certain costs of acquiring certain insurance business are deferred. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain expenses of underwriting and issuing contracts, and certain agency expenses. For certain annuity and pension contracts, such costs are amortized in proportion to estimated gross profits and adjusted to reflect actual gross profits over the life of the contracts (up to 20 years for annuity and pension contracts).

Periodically, modifications may be made to deferred annuity contract features, such as shortening the surrender charge period or waiving the surrender charge, changing the mortality and expense fees, etc. Unamortized deferred policy acquisition costs associated with these modified contracts are not written off, but, rather, continue to be associated with the original block of business to which these costs were previously recorded. Such costs are amortized based on revised estimates of expected gross profits for the block of business based upon the terms of the contract after the modification. Unamortized deferred policy acquisition costs related to deferred annuity products were $1 billion and $893 million as of December 31, 1999 and 1998, respectively.

DEFERRED POLICY ACQUISITION COSTS (CONTINUED)

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

INSURANCE LIABILITIES

Future policy benefits include reserves for limited payment and traditional life insurance contracts. (Refer to Note 3 for further discussion on the sale of the individual life insurance business.) Reserves for universal life contracts are equal to cumulative premiums less charges plus credited interest thereon. Reserves for traditional life insurance contracts represent the present value of future benefits to be paid to or on behalf of policyholders and related expenses less the present value of future net premiums. Reserves for limited payment contracts are computed on the basis of assumed investment yield, mortality, morbidity and expenses, including a margin for adverse deviation. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates averaged 6.44% in 1999. Investment yield is based on the Company's experience. Mortality, morbidity and withdrawal rate assumptions are based on the Company's experience and are periodically reviewed against both industry standards and experience.

Policyholders' funds left with the Company include reserves for pension and annuity investment contracts. Reserves on such contracts are equal to cumulative deposits less charges plus credited interest thereon (rates averaged 9.10% in 1999), net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Reserves on contracts subject to experience rating reflect the rights of contractholders, plan participants and the Company.

Reserves are established for group disability claims including an estimate of those incurred but not reported. The reserves are based on assumed investment yield, mortality, morbidity and recoveries from government programs.

INSURANCE LIABILITIES (CONTINUED)

Unpaid claims related to the Company's prepaid health care services (primarily health maintenance organizations ("HMOs")) consist principally of medical claims and capitation costs. Medical claims include estimates of payments to be made on claims reported and estimates of health care services rendered but not yet reported to the Company as of the balance sheet date. Such estimates include the cost of services that will continue to be rendered after the balance sheet date if the Company is obligated to pay for such services in accordance with contract provisions or regulatory requirements. Reserves for unpaid claims for indemnity and PPO products (including short-duration contracts) and medical claims payable reflect estimates, derived from past experience, of the ultimate cost of incurred claims, including claims that have been incurred but not yet reported, and claims that have been reported but not yet settled. The Company discounts certain claim liabilities related to group long-term disability and premium waiver contracts. Generally, the discount rates reflect the expected investment returns for the asset portfolios that support these liabilities. The discount rates used ranged from 2.5% to 6.8% as of December 31, 1999 (except for experience-rated contracts where the discount rates are set equal to contractually specified levels). Unpaid claims payable are estimated periodically and any resulting adjustments are reflected in results of operations.

Premium deficiency losses are recognized when it is probable that expected claim expenses will exceed future premiums on existing health and other insurance contracts. In determining if a premium deficiency relating to short-duration contracts exists, the Company also considers future investment income. For purposes of premium deficiency losses, contracts are grouped in a manner consistent with the Company's method of acquiring, servicing and measuring the profitability of such contracts.

INTERSEGMENT TRANSACTIONS

The Company accounts for intersegment loans as if the loans were to third parties, that is, at current market rates. The intersegment loans and related interest are eliminated in consolidation.

REVENUE RECOGNITION

Premium revenue for prepaid health care services is recognized as income in the month in which the enrollee is entitled to receive health care services. Premium revenue for group life and disability products is recognized as income over the term of the coverage. Allowances for doubtful accounts on premium receivables were $217 million and $72 million in 1999 and 1998, respectively.

Some group contracts allow for premiums to be adjusted to reflect actual experience. Such premiums are reasonably estimable (based on actual experience of the customer emerging under the contract and the terms of the underlying contract) and are recognized as the experience emerges.

For certain annuity contracts, charges assessed against policyholders' funds for the cost of insurance, surrender charges, actuarial margin and other fees are recorded as revenue in fees and other income. Other amounts received for these contracts are reflected as deposits and are not recorded as revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity, and reflected as an offsetting amount in both premiums and current and future benefits in the Consolidated Statements of Income.

Fees and other income are also derived from contracts for claim processing or other administrative services and are recorded over the period the service is provided.

ALLOCATIONS OF EXPENSES

The Company allocates centrally incurred costs associated with specific internal goods or services provided to a segment, such as employee services, technology services and rent, to the business segments based on a reasonable method for each specific cost (for example, usage, headcount, compensation or square footage occupied). Interest expense on third-party borrowings is not currently allocated to the reporting segments, since it is not used as a basis for measuring the operating performance of the segment.

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

REINSURANCE

The Company utilizes reinsurance agreements to reduce exposure to large losses in certain aspects of its insurance business. These reinsurance contracts permit recovery of a portion of losses from reinsurers, although they do not discharge the primary liability of the Company as direct insurer of the risks reinsured. Only those reinsurance recoverables deemed probable of recovery are reflected as assets. (Refer to Notes 3 and 16.)

2.      EARNINGS PER COMMON SHARE

A reconciliation of the numerator and denominator of the basic and diluted earnings per common share ("EPS") is as follows:

                                                                                                             Per Common
                                                                           Income               Shares            Share
(Millions, except per common share data)                               (Numerator)       (Denominator)           Amount
-----------------------------------------------------------------------------------------------------------------------
1999
Net income                                                                 $716.9
Less:  Preferred stock dividends (1)                                         30.5
                                                                           ------
Basic EPS:
   Income applicable to common ownership                                   $686.4                144.1            $4.76
                                                                           ======                                 =====
Effect of dilutive securities:
   Stock options and other (2)                                                                     1.2
                                                                                                 -----
Diluted EPS
   Income applicable to common ownership and assumed conversions           $686.4                145.3            $4.72
=======================================================================================================================
1998
Net income                                                                 $848.1
Less:  Preferred stock dividends                                             55.3
                                                                           ------
Basic EPS:
   Income applicable to common ownership                                    792.8                144.1            $5.50
                                                                                                                  =====
Effect of dilutive securities:
   Stock options and other (2)                                                                     1.1
   Convertible preferred stock                                               55.3                 11.6
                                                                           ------               ------
Diluted EPS
   Income applicable to common ownership and assumed conversions           $848.1                156.8            $5.41
=======================================================================================================================
1997
Net income                                                                 $901.1
Less:  Preferred stock dividends                                             55.5
                                                                           ------
Basic EPS:
   Income applicable to common ownership                                    845.6                149.2            $5.67
                                                                                                                  =====
Effect of dilutive securities:
   Stock options and other (2)                                                                     1.5
   Convertible preferred stock                                               55.5                 10.2
                                                                           ------               ------
Diluted EPS
   Income applicable to common ownership and assumed conversions           $901.1                160.9            $5.60
=======================================================================================================================

(1) For 1999, preferred stock dividends are reflected only through July 19, 1999, the date the Company redeemed all of its Class C preferred stock. (Refer to Note 14.)

(2) Options to purchase shares of common stock and stock appreciation rights (refer to Note 3) in 1999, 1998 and 1997 of 6.4 million shares (with exercise prices ranging from $74.31 - $112.63), 3.0 million shares (with exercise prices ranging from $76.24 - $112.63) and .2 million shares (with exercise prices ranging from $90.50 - $112.63), respectively, were not included in the calculation of diluted earnings per common share because the options' exercise price was greater than the average market price of common shares.

3. ACQUISITIONS AND DISPOSITIONS

Aetna U.S. Healthcare

On August 6, 1999, the Company acquired from The Prudential Insurance Company of America ("Prudential") the Prudential health care business ("PHC") for approximately $1 billion, subject to adjustment as provided in the transaction agreements. Included in the acquisition are PHC's risk HMO, POS, PPO and Indemnity health lines, as well as its dental risk business. As part of the purchase price, the Company issued one million stock appreciation rights ("SARs") for the Company's common stock, valued at approximately $32.5 million. The value of the SARs is included in the purchase price. The SARs are also reflected as a component of shareholders' equity in the consolidated financial statements. The acquisition was accounted for as a purchase.

In addition to recording the assets and liabilities acquired at fair value, the purchase price allocation at the acquisition date included the following:

- An asset of $130 million, representing the fair value adjustment of a reinsurance agreement (discussed below), primarily reflecting the net benefits to be received from Prudential over the life of the agreement. Significant assumptions utilized in the determination of the value of this asset primarily included, for expected amounts recoverable under the agreement, various probability outcomes above and below the medical loss thresholds (83.5% in 1999 and 84.0% in 2000). The probability outcomes considered the estimated medical loss ratios of the business at the acquisition date as well as expected medical loss ratios for 2000, with variability in relation to the thresholds, up to plus or minus three standard deviations. A risk premium (an amount typically charged by a third party for accepting risk under a reinsurance contract) based on an approximate 12% after-tax return, which considers the cost of capital to the reinsurer, was also assumed. This asset will be amortized to expense in proportion to the benefits expected to be recognized under the reinsurance agreement over its term;

- A liability of $129 million, representing a fair value adjustment for the unfavorable component of the contracts underlying the acquired medical risk business. Significant assumptions utilized in the determination of this fair value adjustment included an assumed market rate medical loss ratio for the acquired contracts (83.5% for Commercial HMO and 92.0% for Medicare HMO) as compared to the medical loss ratios of the acquired business at the acquisition date. The fair value adjustment considered the period from the acquisition date to the underlying contracts' renewal dates. This liability will be amortized over the period from the acquisition date to the renewal dates of the underlying contracts;

- An asset of $21 million, representing the above-market compensation component related to supplemental fees to be received under the Company's agreement to service Prudential's administrative services only contracts (discussed below). This asset will be amortized over the period of the above-market compensation component, beginning in January 2000.

The period August 6, 1999 through December 31, 1999, reflected asset amortization of $104 million related to the fair value adjustment of the reinsurance agreement and liability amortization of $94 million related to the fair value adjustment of the unfavorable component of the contracts underlying the acquired medical risk business.

The excess of the purchase price over the fair value of the net assets acquired resulted in approximately $64 million being primarily allocated to goodwill and approximately $218 million to other acquired intangible assets, which is being amortized over a 40-year period for goodwill and over a range of three to 20 years for other acquired intangible assets. Other acquired intangible assets consist primarily of customer lists, health provider networks, work force and computer systems. The Company's consolidated results of operations include PHC from August 6, 1999. The purchase price does not reflect the Company's plan to exit certain activities of the acquired PHC business and provide employee termination benefits for positions that will be eliminated. The Company's management is in the process of finalizing this plan, expected to be completed in the first quarter of 2000. Accordingly, the goodwill associated with the acquisition of PHC will increase once this plan is finalized.

Aetna U.S. Healthcare (Continued)

The Company and Prudential entered into a reinsurance agreement for which the Company paid a premium. Under the agreement, Prudential has agreed to indemnify the Company from certain health insurance risks that arise following the closing by reimbursing the Company for 75% of medical costs (as calculated under the agreement) of PHC in excess of certain threshold medical loss ratio levels through 2000 for substantially all the acquired medical and dental risk business. The medical loss ratio threshold is 83.5% for August 6, 1999 through December 31, 1999 and 84% for January 1, 2000 through December 31, 2000. During the period August 6, 1999 through December 31, 1999, reinsurance recoveries under this agreement (reflected as a reduction of current and future benefits) were $74 million pretax. The premium is subject to adjustment if medical costs of PHC are below these threshold medical loss ratio levels. Prudential has also agreed to indemnify the Company for unanticipated increases in medical claims payable existing at the acquisition date for a period of up to nine months following the close.

The Company also agreed to service Prudential is ASO contracts. Prudential is terminating its ASO business and has retained the Company to service these contracts during the run off period, but no later than June 30, 2001. Prudential ASO customers will remain Prudential customers as long as the contracts remain in force. The Company is maintaining personnel, systems and other resources necessary to service the ASO business during the run off period, as it was not feasible to segregate these operating assets from those purchased in the PHC transaction. In exchange for servicing the ASO business, Prudential is remitting fees received from its ASO customers to the Company, as well as paying certain supplemental fees. The supplemental fees are fixed in amount and decline over a period ending 18 months following the closing. During the period August 6, 1999 through December 31, 1999, the Company recorded total fees for servicing the Prudential ASO business of approximately $230 million pretax, including supplemental fees of approximately $106 million pretax (reflected as fees and other income).

In connection with the PHC acquisition, the Company agreed with the U.S. Department of Justice and the State of Texas to divest certain Texas HMO/POS and other related businesses ("NYLCare Texas") acquired by the Company as part of the 1998 acquisition of New York Life Insurance Company's ("NYL") health care business ("NYLCare"). Pursuant to this agreement, on September 14, 1999, Aetna U.S. Healthcare and Health Care Service Corporation ("HCSC") entered into an agreement for Blue Cross and Blue Shield of Texas ("Blue Cross"), a division of HCSC, to acquire the NYLCare Texas operations for approximately $500 million in cash, subject to certain adjustments, including an adjustment based on the level of membership at the closing date. At December 31, 1999, the Blue Cross agreement affected approximately 497,000 Commercial HMO risk members, 56,000 Commercial HMO non-risk members and 12,000 PPO members in the Houston, Austin, San Antonio, Corpus Christi, Beaumont, Dallas-Fort Worth, San Angelo, Texarkana and Amarillo areas. Aetna U.S. Healthcare expects to retain approximately 112,000 NYLCare Medicare members in Texas through a reinsurance and administrative services agreement. The Blue Cross agreement is subject to regulatory approval, and the transaction is expected to close in the first quarter of 2000.

The Company currently expects that, based on certain purchase price adjustment provisions contained in the agreements with Blue Cross, including an adjustment based on the level of membership at the closing date, as well as other adjustments, there will be a loss on the disposal of NYLCare Texas. Accordingly, in the fourth quarter of 1999, the Company recognized a capital loss of approximately $35 million after tax, which includes estimated operating losses from October 1, 1999 through the anticipated closing date. The results of operations of NYLCare Texas were not material to the Aetna U.S. Healthcare segment or to the Company's consolidated results of operations.

Aetna U.S. Healthcare (Continued)

On July 15, 1998, the Company acquired NYLCare for a purchase price of approximately $1.1 billion in cash. The acquisition was accounted for as a purchase. Originally, in addition to the cash purchase price, payments totaling up to $300 million (up to $150 million in each of two years) were potentially payable to the extent that predetermined earnings and membership targets in future periods were achieved (the "Earnout"). On January 29, 1999, the Company and NYL agreed to resolve all purchase price adjustments and obligations under the Earnout, and the Company paid NYL an additional $50 million to resolve such matters, resulting in an increase to goodwill of approximately $200 million. As a result, the total purchase price was approximately $1.1 billion.

In addition to recording the assets and liabilities acquired at fair value, the purchase price allocation included approximately $35 million pretax related to an unfavorable contract with an affiliate of NYL for providing pharmaceutical benefits services (the "pharmacy contract"). As a condition of closing the transaction, the pharmacy contract was extended from January 1, 2000 through December 31, 2003 (the "extension period"). The terms of the extension period were believed to reflect an appropriate market price, however, the terms of the pharmacy contract prior to January 1, 2000 were determined to be unfavorable. The purchase price allocation related to the pharmacy contract is being amortized over the period from closing to December 31, 1999. For 1999 and the period from July 16, 1998 through December 31, 1998, approximately $19 million and $16 million pretax, respectively, was amortized as a reduction of pharmacy costs. Also, a $64 million liability related to the expected costs associated with involuntarily terminating certain NYLCare employees and the costs related to the exiting of leased NYLCare facilities was established as part of the purchase price allocation. These costs are charged to this liability as actions are taken and were not significant to the Company's combined revenues or operating results.

The excess of the purchase price over the fair value of the net assets acquired resulted in approximately $1.1 billion, net of related deferred taxes, being primarily allocated to goodwill and other acquired intangible assets, which is being amortized over a 40-year period for goodwill and over a range of three to 20 years for other acquired intangible assets. The Company's consolidated results of operations include NYLCare from July 15, 1998.

Presented below is certain unaudited pro forma information as if NYLCare and PHC had been acquired on January 1, 1998. These results combine the historical results of NYLCare and PHC into the Company's Consolidated Statements of Income and reflect adjustments which include interest expense related to the assumed financing of the consideration paid, amortization of goodwill and intangible assets, amortization of a fixed asset fair market value adjustment for NYLCare and amortization of a fair value adjustment related to an unfavorable pharmacy contract for NYLCare. However, no adjustments have been made to give effect to the following: (1) the Prudential reinsurance agreement; (2) supplemental fees related to the servicing of Prudential's ASO contracts following the acquisition; (3) the amortization of fair value adjustments related to the reinsurance agreement; (4) the unfavorable component of the contracts underlying the acquired medical risk business; or (5) any synergies which may be realized as a result of the acquisitions.

Aetna U.S. Healthcare (Continued)

The following unaudited pro forma information is not necessarily indicative of the consolidated results of operations of the combined Company had the acquisitions occurred at the beginning of 1998, or is it necessarily indicative of future results.

                                                                  Pro Forma
                                                     For the Years Ended December 31,
                                                                 (Unaudited)
                                                 ----------------------------------------
(Millions)                                            1999                           1998
-----------------------------------------------------------------------------------------
Revenue                                          $30,769.5                      $29,114.6
Net income                                           563.2                          538.7
Net income per common share                           3.67                           3.33
-----------------------------------------------------------------------------------------

During 1997, the Company's health business sold subsidiaries that were involved in physician practice management, health electronic data interchange services and behavioral health management. The sale of these entities resulted in a net after-tax realized capital gain of $31 million ($82 million pretax). At the time of the sale of the behavioral health management business, Human Affairs International Incorporated ("HAI"), the Company entered into a long-term strategic provider relationship that will provide its health members continued access to HAI's, as well as the purchaser's participating behavioral health professionals at a fixed rate over the life of the agreement. Also, the Company may earn contingent consideration of up to $300 million ($60 million maximum per year) during the period from the closing date through 2002 for any increases in targeted Aetna U.S. Healthcare members (on an equivalent member basis) served by HAI subsequent to the sale.

The calculation of the contingent consideration is based on an increase in equivalent membership served by HAI for any contract year (member months, or each member served for a given month, divided by 12), subject to certain adjustments, and a maximum of $60 million per year. The contingent consideration is recognized as realized capital gains when realizable. During 1999 and 1998, $60 million ($39 million after-tax) of contingent consideration was earned and recognized as a capital gain in the third and fourth quarter, respectively. The contingent consideration does not affect the fixed rates under the long-term strategic provider agreement.

Aetna Financial Services

On October 1, 1998, the Company sold its domestic individual life insurance business to Lincoln National Corporation ("Lincoln") for $1 billion in cash. The transaction was generally in the form of an indemnity reinsurance arrangement, under which Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains directly obligated to policyholders. Assets related to and supporting the life policies were transferred to Lincoln and the Company recorded a reinsurance receivable from Lincoln. The transaction resulted in an after-tax gain on the sale of approximately $152 million, of which the Company deferred approximately $88 million and was recognizing it over approximately 15 years. Approximately $8 million of the deferred gain was recognized during 1999. During the fourth quarter of 1999, the Company refined certain accrual and tax estimates which had been established in connection with the recording of the deferred gain. As a result, the deferred gain was increased by $22 million (after tax) to $102 million at December 31, 1999. The remaining deferred gain will be recognized over approximately 14 years. Premiums ceded and reinsurance recoveries made during 1999 totaled $514 million and $552 million, respectively, and premiums ceded and reinsurance recoveries made during 1998 totaled $156 million and $76 million, respectively.

Aetna International

On January 14, 2000, Aetna International and its Mexican partner sold two of their Mexican joint venture companies, Seguros Monterrey Aetna, S.A. and Fianzas Monterrey Aetna, S.A., to New York Life International, Inc., a subsidiary of New York Life Insurance Company for approximately $570 million in cash (Aetna International's share of the proceeds will be approximately $279 million). The sale is not expected to result in a material capital gain or loss. These two joint ventures contributed operating earnings of approximately $24 million during 1999 and an operating loss of approximately $1 million during 1998.

On December 20, 1999, Aetna International increased to 61% its direct ownership interest in East Asia Insurance Company (Bermuda) Ltd., of Hong Kong ("East Asia Aetna") for approximately $38 million. In addition, Aetna International has participated in an investment venture that acquired the remaining 39% of East Asia Aetna. Aetna International may increase its direct ownership interest in East Asia Aetna in the future. Aetna International has pledged up to 21% of its direct ownership interest in East Asia Aetna (book value approximately $30 million) as collateral for debt incurred by the investment venture to purchase the remaining 39% interest in East Asia Aetna. In a related separate transaction, Aetna International sold its 50% ownership stake in Blue Cross (Asia Pacific) Insurance Ltd. to Bank of East Asia for approximately $9 million.

On November 18, 1999, Aetna International acquired a 33% ownership interest in The Heiwa Life Insurance Company Ltd., of Japan (Heiwa) for approximately $20 million. On February 14, 2000, Aetna International acquired an additional 59.3% ownership interest in Heiwa for approximately $33 million.

On October 1, 1999, Aetna International sold its Canadian operations to John Hancock Canadian Holdings Limited, the parent of The Maritime Life Assurance Company, for approximately $310 million in cash. The sale resulted in a capital loss of $11 million, which reflects adjustments subsequent to the recognition of the estimated loss during the third quarter of 1999. Operating earnings from the Canadian operations were $25 million and $23 million in 1999 and 1998, respectively.

On February 16, 1999, Aetna International entered into a joint venture with Poland's sixth-largest bank for a 40% ownership interest in a company that sells pension products throughout Poland following the reform and privatization of Poland's pension sector, effective March 1, 1999.

On January 13, 1999, Aetna International acquired Asistencia Medica Social Argentina, Argentina's largest HMO, for approximately $100 million.

On September 1, 1998, Aetna International acquired a 74.5% ownership interest in Cruz Blanca, a private health insurance company in Chile, for approximately $92 million.

The total amount of Aetna International's investments in 1998, excluding its investment in Cruz Blanca, was approximately $150 million. These investments were individually not material to the Company.

In April 1997, Aetna International acquired a 49% ownership interest for approximately $300 million in a Brazilian joint venture that provides health and life insurance, as well as private pension plan products. In the fourth quarter 1999, the Company's Brazil affiliate sold its interest in Brasilprev Previdencia Privada. The Company recognized $33 million in equity earnings from the gain on this sale.

4.      INVESTMENTS

Debt securities available for sale at December 31 were as follows:

                                                                                       Gross          Gross
                                                                     Amortized    Unrealized     Unrealized           Fair
1999 (Millions)                                                           Cost         Gains         Losses          Value
--------------------------------------------------------------------------------------------------------------------------
Bonds:
   U.S. government and government agencies and authorities           $ 2,357.6      $   13.8       $   55.5      $ 2,315.9
   States, municipalities and political subdivisions                     778.3           3.5           12.8          769.0
   U.S. corporate securities:
      Utilities                                                        2,317.1          25.1           82.3        2,259.9
      Financial                                                        4,206.1          17.0          161.2        4,061.9
      Transportation/capital goods                                     2,102.9          43.7           91.5        2,055.1
      Health care/consumer products                                    2,999.2          24.1          146.9        2,876.4
      Natural resources                                                  426.6           1.3           15.6          412.3
      Other corporate securities                                         917.6           6.2           59.2          864.6
--------------------------------------------------------------------------------------------------------------------------
        Total U.S. corporate securities                               12,969.5         117.4          556.7       12,530.2
--------------------------------------------------------------------------------------------------------------------------
   Foreign:
      Government, including political subdivisions                     2,190.3          61.1           41.2        2,210.2
      Utilities                                                          237.3           4.7           10.3          231.7
      Other                                                            2,434.4          44.6           81.3        2,397.7
--------------------------------------------------------------------------------------------------------------------------
        Total foreign securities                                       4,862.0         110.4          132.8        4,839.6
--------------------------------------------------------------------------------------------------------------------------
   Residential mortgage-backed securities:
      Pass-throughs                                                    1,891.1           1.0           66.8        1,825.3
      Collateralized mortgage obligations                              2,793.0          45.5           55.9        2,782.6
--------------------------------------------------------------------------------------------------------------------------
        Total residential mortgage-backed securities                   4,684.1          46.5          122.7        4,607.9
--------------------------------------------------------------------------------------------------------------------------
   Commercial/Multifamily mortgage-backed securities (1)               2,621.3           4.8          143.6        2,482.5
   Other asset-backed securities (2)                                     996.9           2.4           13.5          985.8
--------------------------------------------------------------------------------------------------------------------------
Total bonds                                                           29,269.7         298.8        1,037.6       28,530.9
Redeemable preferred stocks                                              139.7           -              9.0          130.7
--------------------------------------------------------------------------------------------------------------------------
Total debt securities                                                $29,409.4      $  298.8       $1,046.6      $28,661.6
==========================================================================================================================
1998
--------------------------------------------------------------------------------------------------------------------------
Bonds:
   U.S. government and government agencies and authorities           $ 1,863.8      $  136.4       $    1.6      $ 1,998.6
   States, municipalities and political subdivisions                     531.8          18.6             .3          550.1
   U.S. corporate securities:
      Utilities                                                        2,454.8         135.6           12.4        2,578.0
      Financial                                                        4,739.1         215.6            8.8        4,945.9
      Transportation/capital goods                                     2,313.7         193.7            5.5        2,501.9
      Health care/consumer products                                    2,495.2         167.6            6.5        2,656.3
      Natural resources                                                1,494.3          72.9           16.5        1,550.7
      Other corporate securities                                       1,314.5          86.0           44.7        1,355.8
--------------------------------------------------------------------------------------------------------------------------
        Total U.S. corporate securities                               14,811.6         871.4           94.4       15,588.6
--------------------------------------------------------------------------------------------------------------------------
   Foreign:
      Government, including political subdivisions                     2,722.6         243.1           81.9        2,883.8
      Utilities                                                          589.8          92.0            5.2          676.6
      Other                                                            2,802.2         126.6           60.8        2,868.0
--------------------------------------------------------------------------------------------------------------------------
        Total foreign securities                                       6,114.6         461.7          147.9        6,428.4
--------------------------------------------------------------------------------------------------------------------------
   Residential mortgage-backed securities:
      Pass-throughs                                                    2,248.8          78.9            5.0        2,322.7
      Collateralized mortgage obligations                              1,929.2         122.4           10.4        2,041.2
--------------------------------------------------------------------------------------------------------------------------
        Total residential mortgage-backed securities                   4,178.0         201.3           15.4        4,363.9
--------------------------------------------------------------------------------------------------------------------------
   Commercial/Multifamily mortgage-backed securities (1)               2,121.8          44.3           42.9        2,123.2
   Other asset-backed securities (2)                                     954.9          17.2            1.1          971.0
--------------------------------------------------------------------------------------------------------------------------
Total bonds                                                           30,576.5       1,750.9          303.6       32,023.8
Redeemable preferred stocks                                              153.6           4.4            1.0          157.0
--------------------------------------------------------------------------------------------------------------------------
Total debt securities                                                $30,730.1      $1,755.3       $  304.6      $32,180.8
==========================================================================================================================

(1) Includes approximately $158.7 million and $178.1 million of subordinate and residual certificates at December 31, 1999 and 1998, respectively, from a securitization of approximately $802.7 million of commercial mortgage loans in 1997 which were retained by the Company.

(2) Includes approximately $81.1 million and $89.2 million of subordinate and residual certificates at December 31, 1999 and 1998, respectively, from a 1995 mortgage loan securitization which were retained by the Company.

At December 31, 1999 and 1998, net unrealized appreciation (depreciation) on available-for-sale debt securities included $(122) million and $362 million, respectively, related to discontinued products (refer to Note 8) and $(102) million and $576 million, respectively, related to experience-rated contracts, which were not reflected in shareholders' equity.

The carrying and fair value of debt securities are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

                                                     Amortized                    Fair
1999 (Millions)                                           Cost                   Value
--------------------------------------------------------------------------------------
Due to mature:
  One year or less                                   $ 1,496.6               $ 1,522.4
  After one year through five years                    6,394.3                 6,336.6
  After five years through ten years                   6,264.6                 6,101.9
  After ten years                                      6,951.6                 6,624.6
  Mortgage-backed securities                           7,305.4                 7,090.2
  Other asset-backed securities                          996.9                   985.9
--------------------------------------------------------------------------------------
Total                                                $29,409.4               $28,661.6
======================================================================================


At December 31, 1999 and 1998, debt securities carried at $795 million and $607 million, respectively, were on deposit as required by regulatory authorities.

Investments in equity securities at December 31 were as follows:

(Millions)                                                1999                    1998
--------------------------------------------------------------------------------------
Cost                                                    $732.6                  $762.6
Gross unrealized capital gains                           100.7                    81.1
Gross unrealized capital losses                          (42.2)                  (43.2)
--------------------------------------------------------------------------------------
Fair value                                              $791.1                  $800.5
======================================================================================


Real estate holdings at December 31 were as follows:

(Millions)                                                1999                    1998
--------------------------------------------------------------------------------------
Properties held for sale                               $ 261.1                  $223.8
Investment real estate                                   193.9                   137.6
--------------------------------------------------------------------------------------
                                                         455.0                   361.4
Valuation reserve                                        (93.2)                  (91.1)
--------------------------------------------------------------------------------------
Net carrying value of real estate                      $ 361.8                  $270.3
======================================================================================


Accumulated depreciation for investment real estate was $58 million and $60 million at December 31, 1999 and 1998, respectively.

Total real estate write-downs included in the net carrying value of the Company's real estate holdings at December 31, 1999 and 1998 were $127 million and $122 million, respectively (including $106 million and $104 million, respectively, attributable to assets supporting discontinued products).

At December 31, 1999 and 1998, the total recorded investment in mortgage loans that are considered to be impaired (including problem loans, restructured loans and potential problem loans) and related specific reserves were as follows:

                                                                 1999                                              1998
                                              ---------------------------------------                ------------------------------
                                                   Total                                                  Total
                                                Recorded                     Specific                  Recorded            Specific
(Millions)                                    Investment                     Reserves                Investment            Reserves
-----------------------------------------------------------------------------------------------------------------------------------
Supporting discontinued products                  $158.9                        $22.2                  $161.9                 $22.9
Supporting experience-rated products                66.9                          8.8                    95.7                  21.7
Supporting remaining products                       59.2                          1.1                    43.6                   3.2
-----------------------------------------------------------------------------------------------------------------------------------
Total impaired loans                              $285.0(1)                     $32.1                  $301.2(1)              $47.8
===================================================================================================================================

(1) Includes impaired loans at December 31, 1999 and 1998 of $109.0 million and $96.0 million, respectively, for which no specific reserves are considered necessary.

The activity in the specific and general mortgage loan impairment reserves for the periods indicated is summarized below:

                                                                        Supporting
                                                      Supporting       Experience-        Supporting
                                                    Discontinued             Rated         Remaining
(Millions)                                              Products          Products          Products           Total
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                              $ 68.7            $ 31.6             $14.2          $114.5
--------------------------------------------------------------------------------------------------------------------
Credited to net realized capital gains                         -                 -              (8.0)           (8.0)
(Credited) charged to other accounts                       (37.0)(1)          (2.0)(1)           4.7           (34.3)
Principal write-offs                                        (2.2)               -               (3.1)           (5.3)
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998 (2)                            29.5              29.6               7.8            66.9
--------------------------------------------------------------------------------------------------------------------
Credited to net realized capital losses                        -                 -               4.2             4.2
Credited to other accounts                                     -                 -              (3.1)           (3.1)
Principal write-offs                                         (.6)            (14.0)             (4.1)          (18.7)
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999 (2)                          $ 28.9             $15.6             $ 4.8          $ 49.3
====================================================================================================================

(1) Reflects adjustments to reserves related to assets supporting experience-rated products and discontinued products, which do not affect the Company's results of operations.

(2) Total reserves at December 31, 1999 and 1998 include $32.1 million and $47.8 million, respectively, of specific reserves and $17.2 million and $19.1 million, respectively, of general reserves.

Income earned (pretax) and cash received on the average recorded investment in impaired loans for the 12 months ended December 31 were as follows:

                                                              1999                                         1998
                                             ------------------------------------         ------------------------------------
                                               Average                                     Average
                                              Impaired       Income          Cash         Impaired       Income           Cash
(Millions)                                       Loans       Earned      Received            Loans       Earned       Received
------------------------------------------------------------------------------------------------------------------------------
Supporting discontinued products                $159.3        $12.0         $11.8           $172.8        $13.5          $13.8
Supporting experience-rated products              87.2          8.1           8.1            104.1          9.9           10.1
Supporting remaining products                     34.5          7.6           7.5             47.9          3.4            3.0
------------------------------------------------------------------------------------------------------------------------------
Total                                           $281.0        $27.7         $27.4           $324.8        $26.8          $26.9
==============================================================================================================================

Significant noncash investing and financing activities include the acquisition of real estate through foreclosures of mortgage loans amounting to $24 million and $13 million for 1999 and 1998, respectively.

At December 31, 1999 and 1998, the Company's mortgage loan balances net of specific impairment reserves by geographic region and property type were as follows:

(Millions)                                    1999           1998      (Millions)                                 1999         1998
-----------------------------------------------------------------      ------------------------------------------------------------
South Atlantic                            $  470.2       $  554.3      Office                                 $1,324.7     $1,519.4
Middle Atlantic                              786.6          760.7      Retail                                    494.6        647.2
New England                                  280.0          294.3      Apartment                                  98.2        123.0
South Central                                 32.0           92.5      Hotel/Motel                               137.7        182.6
North Central                                253.6          410.3      Industrial                                204.8        267.9
Pacific and Mountain                         574.3          636.8      Mixed Use                                 158.8        238.4
Non-U.S.                                     858.7          823.2      Other                                     836.6        593.6
-----------------------------------------------------------------      ------------------------------------------------------------
Total                                      3,255.4        3,572.1      Total                                   3,255.4      3,572.1
Less:  general impairment reserve             17.2           19.1      Less:  general impairment reserve          17.2         19.1
-----------------------------------------------------------------      ------------------------------------------------------------
Net mortgage loan balance                 $3,238.2       $3,553.0      Net mortgage loan balance              $3,238.2     $3,553.0
=================================================================      ============================================================

5.      FINANCIAL INSTRUMENTS

ESTIMATED FAIR VALUE

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 1999 and 1998 were as follows:

                                                                   1999                                    1998
                                                      ------------------------------         -------------------------------
                                                      Carrying        Estimated Fair         Carrying         Estimated Fair
(Millions)                                               Value                 Value            Value                  Value
----------------------------------------------------------------------------------------------------------------------------
Assets:
   Mortgage loans                                    $ 3,238.2             $ 3,252.3        $ 3,553.0              $ 3,597.1
Liabilities:
   Investment contract liabilities:
      With a fixed maturity                          $ 3,634.3             $ 3,587.8        $ 4,605.0              $ 3,656.9
      Without a fixed maturity                        11,053.0              10,306.0         11,745.1               11,131.6
   Long-term debt                                      2,677.9               2,538.3          2,214.5                2,269.0
----------------------------------------------------------------------------------------------------------------------------

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

Investment contract liabilities (included in policyholders' funds left with the Company):

- With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

- Without a fixed maturity: Fair value is estimated as the amount payable to the contractholder upon demand. However, the Company has the right under such contracts to delay payment of withdrawals that may ultimately result in paying an amount different than that determined to be payable on demand.

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

OFF-BALANCE-SHEET AND OTHER FINANCIAL INSTRUMENTS

The notional amounts, carrying values and estimated fair values of the Company's off-balance-sheet and other financial instruments at December 31 were as follows:

                                                                    1999                                1998
                                                     ----------------------------------    -------------------------------------
                                                                    Carrying                            Carrying
                                                                       Value  Estimated                    Value      Estimated
                                                      Notional         Asset       Fair    Notional        Asset           Fair
(Millions)                                              Amount   (Liability)      Value      Amount  (Liability)          Value
--------------------------------------------------------------------------------------------------------------------------------
Foreign exchange forward contracts - sell:
   Related to net investments in foreign affiliates     $119.0        $ (.4)     $(1.8)      $192.4      $ (2.7)        $ (3.3)
   Related to investments in nondollar-
     denominated assets                                    2.2            -        -           33.6         (.1)           (.1)
Foreign exchange forward contracts - buy:
   Related to investments in nondollar-
     denominated assets                                    2.0            -        -            2.3          -               -
Futures contracts to purchase securities                  95.3         (3.1)      (3.1)       233.1        (4.7)          (4.7)
Futures contracts to sell securities                     220.2          3.6        3.6        902.9        11.3           11.3
Options contracts to purchase securities                     -            -        -           60.3          .4             .4
Options contracts to sell securities                         -            -        -           63.5         (.4)           (.4)
Interest rate swaps                                       43.0            -        3.7         43.0          -             8.5
Currency swaps                                               -            -        -           19.8          -              .5
Warrants to purchase securities                           36.5          6.6        6.6         26.5         1.6            1.6
Written options                                              -            -        -           50.0          .1             .1
--------------------------------------------------------------------------------------------------------------------------------

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

The Company engages in hedging activities to manage interest rate, equity price and foreign exchange risks. Such hedging activities have principally consisted of using off-balance-sheet instruments that involve, to varying degrees, elements of market risk and credit risk in excess of the amounts recognized in the Consolidated Balance Sheets. The Company evaluates the risks associated with these instruments in a manner similar to that used to evaluate the risks associated with on-balance-sheet financial instruments. Unlike on-balance-sheet financial instruments, where credit risk is generally represented by the notional or principal amount, the off-balance-sheet financial instruments' risk of credit loss generally is significantly less than the notional value of the instrument and is represented by the positive fair value of the instrument. The Company generally does not require collateral or other security to support the financial instruments discussed below. However, the Company controls its credit risk exposure through credit approvals, credit limits and regular monitoring procedures. There were no material concentrations of off-balance-sheet financial instruments at December 31, 1999 or December 31, 1998.

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

Warrants:

Warrants are instruments giving the Company the right, but not the obligation, to buy a security at a given price during a specified period.

6.      NET INVESTMENT INCOME

Sources of net investment income were as follows:

(Millions)                               1999           1998           1997
---------------------------------------------------------------------------
Debt securities                      $2,243.5       $2,387.4       $2,365.3
Equity securities                        25.3           38.5           42.1
Short-term investments                   65.8           71.5           51.8
Mortgage loans                          303.4          353.1          610.1
Real estate                              69.3           86.3          182.6
Policy loans                             20.3           36.4           39.9
Other                                   332.1          342.5          175.5
Cash equivalents                        113.6          127.3          114.9
---------------------------------------------------------------------------
Gross investment income               3,173.3        3,443.0        3,582.2
Less: investment expenses               207.4          222.5          189.5
---------------------------------------------------------------------------
Net investment income (1)(2)         $2,965.9       $3,220.5       $3,392.7
---------------------------------------------------------------------------

(1) Includes $11.8 million, $10.1 million and $15.6 million from real estate held for sale during 1999, 1998 and 1997, respectively.
(2) Includes amounts allocable to experience-rated contractholders of $1.0 billion, $1.2 billion and $1.3 billion during 1999, 1998 and 1997, respectively. Interest credited to contractholders is included in current and future benefits.

Realized capital gains or losses are the difference between the carrying value and sale proceeds of specific investments sold. Provisions for impairments and changes in the fair value of real estate held for sale are also included in net realized capital gains or losses.

7.      CAPITAL GAINS AND LOSSES ON INVESTMENT OPERATIONS AND OTHER

Net realized capital gains (losses), excluding amounts allocable to experience-rated contractholders and discontinued products, on investments were as follows:

(Millions)                                                           1999            1998               1997
------------------------------------------------------------------------------------------------------------
Debt securities                                                    $(69.2)         $ 51.7             $ 49.8
Equity securities (1)                                                29.0           166.2              231.2
Mortgage loans                                                         .4            19.9               19.2
Real estate                                                           3.0             3.2               13.5
Sales of subsidiaries (2)                                            72.4            60.0               82.3
Other (3)                                                            36.3           (29.2)             (61.8)
------------------------------------------------------------------------------------------------------------
Pretax realized capital gains                                      $ 71.9          $271.8             $334.2
============================================================================================================
After-tax realized capital gains (losses)                          $ (9.7)         $173.9             $198.4
============================================================================================================

(1) Includes pretax realized capital gains of $114.6 million and $151.0 million in 1998 and 1997, respectively, related to the sale of the Company's investment in Travelers Property Casualty Corporation.
(2) Includes pretax realized capital gains in 1999 of $36.4 million ($(11.0) million after tax) related to the sale of the Company's Canadian operations, a pretax realized capital gain in both 1999 and 1998 of $60.0 million related to contingent payments following the sale of HAI in 1997 and a pretax loss in 1999 of $35.0 million related to the anticipated sale of NYLCare Texas. Net realized capital gains in 1997 include pretax gains associated with the sale of HAI and certain other health subsidiaries. (Refer to Note 3.)
(3) Includes realized capital gains in 1999 related to sales of common stock and $21.1 million of previously deferred hedge gains related to an anticipated debt issuance. Includes pretax realized capital losses of $12.7 million in 1998 for futures contracts related to investments sold as part of the sale of the individual life business and $44.0 million in 1997 related to the write-down of certain properties that the Company had classified as held for sale.

Net realized capital gains (losses) of $(48) million, $125 million and $221 million for 1999, 1998 and 1997, respectively, allocable to experience-rated contractholders were deducted from net realized capital gains and an offsetting amount was reflected in policyholders' funds left with the Company.

Proceeds from the sale of available-for-sale debt securities and the related gross gains and losses were as follows:

(Millions)                                   1999            1998             1997
------------------------------------------------------------------------------------
Proceeds on sales                        $17,918.6        $20,254.6        $16,247.8
Gross gains                                  102.0            174.8             90.2
Gross losses                                 171.2            123.1             40.4
------------------------------------------------------------------------------------

Changes in shareholders' equity related to changes in accumulated other comprehensive income (loss) (unrealized capital gains and losses on securities and foreign currency) (excluding those related to experience-rated contractholders and discontinued products) were as follows:

(Millions)                                                                      1999            1998             1997
---------------------------------------------------------------------------------------------------------------------
Debt securities                                                            $  (845.4)        $  27.6          $ 194.5
Equity securities and other                                                    (60.2)         (183.6)          (128.0)
Foreign exchange                                                              (132.5)          (43.3)          (117.1)
---------------------------------------------------------------------------------------------------------------------
Subtotal                                                                    (1,038.1)         (199.3)           (50.6)
Decrease in deferred income taxes                                             (204.7)          (70.0)           (17.7)
---------------------------------------------------------------------------------------------------------------------
Net changes in accumulated other comprehensive income (loss)               $  (833.4)        $(129.3)         $ (32.9)
=====================================================================================================================

7.      CAPITAL GAINS AND LOSSES ON INVESTMENT OPERATIONS AND OTHER (CONTINUED)

Shareholders' equity included the following accumulated other comprehensive income (loss) which is net of amounts allocable to experience-rated contractholders and discontinued products at December 31:

(Millions)                                                                1999           1998
---------------------------------------------------------------------------------------------
Debt securities available for sale:
  Gross unrealized capital gains                                       $ 205.6        $ 678.5
  Gross unrealized capital losses                                       (537.4)        (164.9)
---------------------------------------------------------------------------------------------
                                                                        (331.8)         513.6
---------------------------------------------------------------------------------------------
Equity securities and other:
  Gross unrealized capital gains                                          71.8          135.0
  Gross unrealized capital losses                                        (56.5)         (59.5)
---------------------------------------------------------------------------------------------
                                                                          15.3           75.5
---------------------------------------------------------------------------------------------

Foreign exchange                                                        (448.0)        (315.5)
Deferred income taxes                                                    108.9          (95.8)
---------------------------------------------------------------------------------------------
Net accumulated other comprehensive income (loss)                      $(655.6)       $ 177.8
=============================================================================================

Additional Information - Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) related to changes in unrealized gains on securities (excluding those related to experience-rated contractholders and discontinued products) were as follows:

(Millions)                                                                                       1999           1998          1997
----------------------------------------------------------------------------------------------------------------------------------
Unrealized holding gains (losses) arising during the period (1)                               $(560.8)       $ 123.1        $378.6
Less:  reclassification adjustment for gains and other items included in
  net income (2)                                                                                 27.8          224.5         335.4
==================================================================================================================================
Net unrealized gains (losses) on securities                                                   $(588.6)       $(101.4)       $ 43.2
==================================================================================================================================

(1) Pretax unrealized holding gains (losses) arising during the period were $(862.8) million, $189.4 million and $582.5 million for 1999, 1998 and 1997, respectively.
(2) Pretax reclassification adjustments for gains and other items included in net income were $42.8 million, $345.4 million and $516.0 million for 1999, 1998 and 1997, respectively.

8.      DISCONTINUED PRODUCTS

The Company discontinued the sale of its fully guaranteed large case pension products (single-premium annuities ("SPAs") and guaranteed investment contracts ("GICs")) in 1993. Under the Company's accounting for these discontinued products, a reserve for anticipated future losses from these products was established and is reviewed by management quarterly. As long as the reserve continues to represent management's then best estimate of expected future losses, results of operations of the discontinued products, including net realized capital gains and losses, are credited/charged to the reserve and do not affect the Company's results of operations. The Company's results of operations would be adversely affected to the extent that future losses on the products are greater than anticipated and positively affected to the extent future losses are less than anticipated. The current reserve reflects management's best estimate of anticipated future losses.

The factors contributing to changes in the reserve for anticipated future losses are: operating income or loss, realized capital gains or losses and mortality gains or losses. Operating income or loss is equal to revenue less expenses. Realized capital gains or losses reflect the excess (deficit) of sales price over (below) the carrying value of assets sold. Mortality gains or losses reflect the mortality and retirement experience related to SPAs. A mortality gain (loss) occurs when an annuitant or a beneficiary dies sooner (later) than expected. A retirement gain will occur on some contracts if an annuitant retires later than expected (a loss if an annuitant retires earlier than expected).

At the time of discontinuance, a receivable from Large Case Pensions' continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products. Interest on the receivable is accrued at the discount rate that was used to calculate the reserve. The offsetting payable, on which interest is similarly accrued, is reflected in continuing products. Interest on the payable generally offsets the investment income on the assets available to fund the shortfall. At December 31, 1999, the receivable from continuing products, net of related deferred taxes payable of $67 million on the accrued interest income, was $464 million. At December 31, 1998, the receivable from continuing products, net of the related deferred taxes payable of $55 million on the accrued interest income, was $493 million. These amounts were eliminated in consolidation.

Results of discontinued products were as follows (pretax):

                                                                                       Charged (Credited)
                                                                                         to Reserve for
(Millions)                                                                Results         Future Losses             Net(1)
-----------------------------------------------------------------------------------------------------------------------
1999
Net investment income                                                   $  471.5             $     -             $471.5
Net realized capital losses                                                (11.9)               11.9                  -
Interest earned on receivable from continuing products                      32.8                   -               32.8
Other income                                                                32.9                   -               32.9
-----------------------------------------------------------------------------------------------------------------------
  Total revenue                                                            525.3                11.9              537.2
-----------------------------------------------------------------------------------------------------------------------
Current and future benefits                                                499.6                22.6              522.2
Operating expenses                                                          15.0                   -               15.0
-----------------------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                              514.6                22.6              537.2
-----------------------------------------------------------------------------------------------------------------------
Results of discontinued products                                        $   10.7             $ (10.7)            $    -
=======================================================================================================================
1998
Net investment income                                                   $  530.9             $     -             $530.9
Net realized capital gains                                                 116.6              (116.6)                 -
Interest earned on receivable from continuing products                      34.4                   -               34.4
Other income                                                                28.5                   -               28.5
-----------------------------------------------------------------------------------------------------------------------
  Total revenue                                                            710.4              (116.6)             593.8
-----------------------------------------------------------------------------------------------------------------------
Current and future benefits                                                565.8                13.8              579.6
Operating expenses                                                          14.2                   -               14.2
-----------------------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                              580.0                13.8              593.8
-----------------------------------------------------------------------------------------------------------------------
Results of discontinued products                                        $  130.4             $(130.4)            $    -
=======================================================================================================================
1997
Net investment income                                                   $  675.5             $     -             $675.5
Net realized capital gains (2)                                             269.9              (269.9)                 -
Interest earned on receivable from continuing products                      33.1                   -               33.1
Other income                                                                25.3                   -               25.3
-----------------------------------------------------------------------------------------------------------------------
  Total revenue                                                          1,003.8              (269.9)             733.9
-----------------------------------------------------------------------------------------------------------------------
Current and future benefits                                                652.3                67.5              719.8
Operating expenses                                                          14.1                   -               14.1
-----------------------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                              666.4                67.5              733.9
-----------------------------------------------------------------------------------------------------------------------
Results of discontinued products                                        $  337.4             $(337.4)            $    -
=======================================================================================================================

(1) Amounts are reflected in the 1999, 1998 and 1997 Consolidated Statements of Income, except for interest earned on the receivable from continuing products, which was eliminated in consolidation.
(2) Includes net realized capital gains of $154.4 million (pretax) related to continued favorable developments in real estate markets (including gains of $37.4 million (pretax) related to the securitization of commercial mortgage loans), as well as $57.4 million (pretax) resulting from the sale of investments in order to meet liquidity needs.


Net realized capital gains (losses) from the sale of bonds supporting discontinued products were $(33) million, $81 million and $56 million (pretax) for 1999, 1998 and 1997, respectively.

Assets and liabilities supporting discontinued products at December 31 were as follows: (1)

(Millions)                                                                1999              1998
------------------------------------------------------------------------------------------------
Assets:
   Debt securities available for sale                                 $4,533.0          $5,890.5
   Mortgage loans                                                        768.8             754.2
   Real estate                                                           112.7             104.2
   Short-term and other investments                                      453.9             350.7
------------------------------------------------------------------------------------------------
Total investments                                                      5,868.4           7,099.6
   Short-term investments under securities loan agreement                243.8             143.9
   Current and deferred income taxes                                     134.1             187.5
   Receivable from continuing products (2)                               530.6             548.0
   Other                                                                  82.6                 -
------------------------------------------------------------------------------------------------
Total assets                                                          $6,859.5          $7,979.0
================================================================================================

Liabilities:
  Future policy benefits                                              $4,566.0          $4,653.5
  Policyholders' funds left with the Company                             902.1           1,546.0
  Reserve for anticipated future losses on discontinued products       1,147.6           1,214.1
  Payables under securities loan agreement                               243.8             143.9
  Other                                                                      -             421.5
------------------------------------------------------------------------------------------------
Total liabilities                                                     $6,859.5          $7,979.0
================================================================================================

(1) Assets supporting the discontinued products are distinguished from other continuing operations assets.
(2)     The receivable from continuing products is eliminated in consolidation.

At December 31, 1999, net unrealized capital losses on available-for-sale debt securities are included above in other assets. At December 31, 1998, net unrealized capital gains on available-for-sale debt securities are included above in other liabilities. These net unrealized capital gains and losses are not reflected in consolidated shareholders' equity. The reserve for anticipated future losses is included in future policy benefits on the Consolidated Balance Sheets.

The reserve for anticipated future losses on discontinued products represents the present value (at the risk-free rate at the time of discontinuance, consistent with the duration of the liabilities) of the difference between the expected cash flows from the assets supporting discontinued products and the cash flows expected to be required to meet the obligations of the outstanding contracts. Calculation of the reserve for anticipated future losses requires projection of both the amount and the timing of cash flows over approximately the next 30 years, including consideration of, among other things, future investment results, participant withdrawal and mortality rates and the cost of asset management and customer service. Since 1993, there have been no significant changes to the assumptions underlying the calculation of the reserve related to the projection of the amount and timing of cash flows.

The projection of future investment results considers assumptions for interest rates, bond discount rates and performance of mortgage loans and real estate. Mortgage loan assumptions represent management's best estimate of current and future levels of rent growth, vacancy and expenses based upon market conditions at each reporting date. The performance of real estate assets has been consistently estimated using the most recent forecasts available. During 1997, a bond default assumption was included to reflect historical default experience, since the bond portfolio increased as a percentage of the overall investment portfolio and reflected more bond credit risk, concurrent with the decline in the commercial mortgage loan and real estate portfolios.

The previous years' actual participant withdrawal experience is used for the current year assumption. Prior to 1995, the Company used the 1983 Group Annuitant Mortality table published by the Society of Actuaries (the "Society"). In 1995, the Society published the 1994 Uninsured Pensioner's mortality table which has been used since then.

The Company's assumptions about the cost of asset management and customer service reflect actual investment and general expenses allocated over invested assets. Since inception, the expense assumption has increased as the level of fixed expenses has not declined as rapidly as the liabilities have run off.

The activity in the reserve for anticipated future losses on discontinued products was as follows (pretax):


(Millions)
---------------------------------------------------------------------------------
Reserve at December 31, 1996                                             $  986.8
Operating income                                                             58.7
Net realized capital gains                                                  269.9
Mortality and other                                                           8.8
Reserve reduction                                                          (172.5)
---------------------------------------------------------------------------------
Reserve at December 31, 1997                                              1,151.7
Operating loss                                                               (6.6)
Net realized capital gains                                                  116.6
Mortality and other                                                          20.4
Reserve reduction                                                           (68.0)
---------------------------------------------------------------------------------
Reserve at December 31, 1998                                              1,214.1
Operating income                                                             10.1
Net realized capital losses                                                 (11.9)
Mortality and other                                                          12.5
Reserve reduction                                                           (77.2)
---------------------------------------------------------------------------------
Reserve at December 31, 1999                                             $1,147.6
=================================================================================

Management reviews the adequacy of the discontinued products reserve quarterly and, as a result, primarily due to favorable investment performance, $77 million ($50 million after tax) of the reserve was released in 1999 and $68 million ($44 million after tax) of the reserve was released in 1998. A similar review resulted in the Company's release of $173 million ($108 million after tax) in 1997 of the reserve due to continued favorable developments in real estate markets. The current reserve reflects management's best estimate of anticipated future losses.

The anticipated run off of the December 31, 1999 reserve balance is as follows:

(Millions)
--------------------------------------------------------------------------------
2000                                                                      $ 30.0
2001                                                                        30.4
2002                                                                        30.9
2003                                                                        31.7
2004 - 2008                                                                172.6
2009 - 2013                                                                188.4
2014 - 2018                                                                180.0
Thereafter                                                                 483.6
--------------------------------------------------------------------------------

The above table assumes that assets are held until maturity and that the reserve run off is proportional to the liability run off.

The expected (as of December 31, 1993) and actual liability balances for the GIC and SPA liabilities at December 31 are as follows:

                                               Expected                                  Actual
                                      ---------------------------                -----------------------
(Millions)                                   GIC         SPA                            GIC          SPA
--------------------------------------------------------------------------------------------------------
1997                                    $3,173.9    $4,685.8                       $2,321.4     $4,763.0
1998                                     2,029.6     4,581.3                        1,546.0      4,653.5
1999                                     1,214.5     4,472.1                          902.1      4,566.0
--------------------------------------------------------------------------------------------------------

The GIC balances were lower than expected in each period as several contractholders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

9.      INCOME TAXES

Income taxes (benefits) consist of the following:

(Millions)                                            1999            1998                1997
----------------------------------------------------------------------------------------------
Current taxes:
  Federal                                           $310.3         $ 601.7              $407.1
  State                                               32.6            39.9                34.6
  Foreign                                            (25.8)           21.0                25.1
----------------------------------------------------------------------------------------------
                                                     317.1           662.6               466.8
----------------------------------------------------------------------------------------------
Deferred taxes (benefits):
  Federal                                            145.6          (111.4)              141.2
  State                                               (2.7)            (.2)                4.4
  Foreign                                             47.3             9.2                (2.3)
----------------------------------------------------------------------------------------------
                                                     190.2          (102.4)              143.3
----------------------------------------------------------------------------------------------
Total                                               $507.3         $ 560.2              $610.1
==============================================================================================

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes as follows:

(Millions)                                                               1999              1998              1997
-----------------------------------------------------------------------------------------------------------------
Income from U.S. operations                                          $  928.6          $1,196.4          $1,261.8
Income from non-U.S. operations                                         295.6             211.9             249.4
-----------------------------------------------------------------------------------------------------------------
Income before income taxes                                            1,224.2           1,408.3           1,511.2
Tax rate                                                                   35%               35%               35%
-----------------------------------------------------------------------------------------------------------------
Application of the tax rate                                             428.5             492.9             528.9
Tax effect of:
  Tax-exempt interest                                                    (6.7)             (4.1)             (2.6)
  Foreign operations                                                    (89.0)            (11.7)            (18.3)
  Excludable dividends                                                   (9.2)            (11.7)            (10.1)
  Goodwill amortization                                                  68.4              67.8              66.5
  State income taxes                                                     19.4              25.9              25.4
  Sale of subsidiaries                                                  103.3                .3              13.7
  Other, net                                                             (7.4)               .8               6.6
-----------------------------------------------------------------------------------------------------------------
Income taxes                                                         $  507.3          $  560.2          $  610.1
=================================================================================================================

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are as follows:

(Millions)                                                                           1999           1998
--------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Insurance reserves                                                            $  510.5       $  360.6
   Reserve for anticipated future losses on discontinued products                   401.7          407.0
   Reserve for severance and facilities charges                                     111.7          126.7
   Impairment reserves                                                               19.7           32.8
   Other postretirement benefits                                                    171.2          188.5
   Net operating loss carryforward                                                   29.8           25.3
   Deferred compensation and other                                                  137.1          106.0
   Accumulated other comprehensive loss                                              56.3              -
   Other                                                                             51.7           45.2
--------------------------------------------------------------------------------------------------------
Total gross assets                                                                1,489.7        1,292.1
Less:  valuation allowance                                                           15.6           21.4
--------------------------------------------------------------------------------------------------------
Assets, net of valuation allowance                                                1,474.1        1,270.7
--------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Deferred policy acquisition costs                                                644.0          542.3
   Acquired intangibles other than goodwill                                         306.6          382.2
   Accumulated other comprehensive income                                               -           91.6
   Market discount                                                                   50.5           54.4
   Other                                                                            121.0          153.6
--------------------------------------------------------------------------------------------------------
Total gross liabilities                                                           1,122.1        1,224.1
--------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                           $  352.0       $   46.6
========================================================================================================

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. The valuation allowance relates to future tax benefits on certain purchased domestic and foreign net operating losses.

Management believes that it is more likely than not that the Company will realize the benefit of the net deferred tax asset of $352 million. The Company expects sufficient taxable income in the future to realize the net deferred tax asset because of the Company's long-term history of having taxable income, which is projected to continue.

The Company has not recognized U.S. deferred taxes related to an estimated cumulative amount of undistributed earnings of approximately $358 million on its foreign subsidiaries and affiliates because the Company does not expect to repatriate these earnings. A U.S. deferred tax liability will be recognized when the Company expects that it will recover these undistributed earnings in a taxable manner, such as through the receipt of dividends or the sale of an investment.

The "Policyholders' Surplus Account," which arose under prior tax law, is generally that portion of a life insurance company's statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders' Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was $935 million at December 31, 1999, adjusted for Internal Revenue Service (the "Service") audits finalized to date. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount, since management believes under current tax law the conditions under which such taxes would become payable are remote.

The Service has completed its examination of the consolidated federal income tax returns of Aetna Services and affiliated companies, as well as U.S. Healthcare through 1994. Discussions are being held with the Service with respect to proposed adjustments. Management believes there are adequate defenses against, or sufficient reserves to provide for, any such adjustments. The Service is continuing its examination for the years 1995 for Aetna Services and 1996 and 1997 for Aetna Inc.

The Company paid net income taxes of $472 million, $553 million and $378 million in 1999, 1998 and 1997, respectively.

10.     BENEFIT PLANS

The Company has noncontributory defined benefit pension plans covering substantially all its employees and certain agents. The Retirement Plan for Employees of Aetna Services, Inc. (the "Plan") provides pension benefits based on years of service and annual compensation. Contributions are determined by using the Projected Unit Credit Method and, for qualified plans subject to ERISA requirements, are limited to amounts that are tax deductible.

Effective January 1, 1999, the Company changed the formula for providing pension benefits from the previous final average pay formula to a cash balance formula, which will credit employees annually with an amount equal to a percentage of eligible pay based on age and years of service as well as an interest credit based on individual account balances. The formula also provides for a transition period until December 31, 2006, which allows certain employees to receive vested benefits at the higher of the previous final average pay or cash balance formula. The changing of this formula did not have a material effect on the Company's results of operations, liquidity or financial condition.

Components of the net periodic benefit cost were as follows:

 (Millions)                                                    1999              1998                 1997
----------------------------------------------------------------------------------------------------------
Actual return on plan assets                                $ 582.4          $   70.2              $ 731.4
Service cost                                                  (83.2)            (76.0)               (74.9)
Interest cost                                                (251.6)           (239.0)              (231.4)
Net amortization and deferral                                (273.4)            255.6               (476.1)
----------------------------------------------------------------------------------------------------------
Net periodic benefit income (cost)                           $(25.8)         $   10.8              $ (51.0)
==========================================================================================================

As of the measurement date (September 30), the status of the defined benefit pension plans was as follows:

(Millions)                                                                                      1999                1998
------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation, beginning of year                                             $3,672.2            $3,273.7
Service cost                                                                                    83.2                76.0
Interest cost                                                                                  251.6               239.0
Actuarial loss (gain)                                                                         (249.5)              254.6
Sale of business                                                                               (40.7)                  -
Benefits paid                                                                                 (210.4)             (171.1)
------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation, end of year                                                   $3,506.4            $3,672.2
------------------------------------------------------------------------------------------------------------------------

Fair value of plan assets, beginning of year                                                $3,566.3            $3,587.5
Actual return on plan assets                                                                   582.4                70.2
Employer contribution                                                                           62.2                79.7
Sale of business                                                                               (46.7)                  -
Benefits paid                                                                                 (210.4)             (171.1)
------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets, end of year                                                      $3,953.8            $3,566.3
------------------------------------------------------------------------------------------------------------------------

Fair value of plan assets in excess of (less than) projected benefit obligation             $  447.4            $ (105.9)
Unrecognized net loss (gain)                                                                  (470.9)               97.9
Unrecognized prior service cost/other                                                           53.1                 3.7
Unrecognized net asset at date of adoption of FAS No. 87                                         3.1                 (.2)
------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                                                              $   32.7            $   (4.5)
========================================================================================================================

Weighted average discount rate                                                                  7.75%               7.00%
Expected return on plan assets                                                                  9.25%               9.00%
Rate of compensation increase                                                                   4.75%               4.00%
------------------------------------------------------------------------------------------------------------------------

The defined benefit plans included above with benefit obligations in excess of assets (unfunded plans) had projected benefit obligations of approximately $224 million and $206 million for 1999 and 1998, respectively. The 1999 and 1998 accumulated benefit obligations for these plans were approximately $203 million and $173 million, respectively.

The Company previously had a defined contribution pension plan which covered substantially all of its former U.S. Healthcare employees, subject to certain age and service requirements. Effective January 1, 1999, this plan was terminated, as former U.S. Healthcare employees were eligible to participate in the Plan. Pretax charges for this defined contribution pension plan were $16 million in 1998 and 1997.

In addition to providing pension benefits, the Company currently provides certain health care and life insurance benefits for retired employees. A comprehensive medical and dental plan is offered to all full-time employees retiring at age 45 with 10 years of service. The company provides subsidized benefits to employees whose sum of age and service is at least equal to 65. There is a cap on the portion of the cost paid by the Company relating to medical and dental benefits. The plan assets are held in trust and administered by Aetna Life Insurance Company.

Components of the net periodic postretirement benefit cost were as follows:

(Millions)                                               1999          1998         1997
----------------------------------------------------------------------------------------
Actual return on plan assets                           $  3.8        $  2.6       $  2.4
Service cost                                             (7.1)         (5.7)        (5.9)
Interest cost                                           (30.9)        (30.7)       (30.2)
Net amortization                                         22.9          24.1         24.9
----------------------------------------------------------------------------------------
Net periodic benefit cost                              $(11.3)       $ (9.7)      $ (8.8)
========================================================================================


As of the measurement date (September 30), the status of the postretirement benefit plans (other than pensions) was as follows:

(Millions)                                                   1999           1998
--------------------------------------------------------------------------------
Accumulated benefit obligation, beginning of year          $464.1         $426.5
Service cost                                                  7.1            5.7
Interest cost                                                30.9           30.7
Actuarial (gain) loss                                       (15.1)          36.4
Sale of business                                             (5.7)             -
Benefits paid                                               (34.6)         (35.2)
--------------------------------------------------------------------------------
Accumulated benefit obligation, end of year                $446.7         $464.1
--------------------------------------------------------------------------------

Fair value of plan assets, beginning of year               $ 57.0         $ 55.7
Actual return on plan assets                                  3.8            2.6
Employer contribution                                        46.5           33.9
Benefits paid                                               (34.6)         (35.2)
--------------------------------------------------------------------------------
Fair value of plan assets, end of year                     $ 72.7         $ 57.0
--------------------------------------------------------------------------------

Accumulated benefit obligation in excess of
  fair value of plan assets                                $374.0         $407.1
Unrecognized net gain                                        59.9           39.3
Prior service cost                                           42.9           57.2
--------------------------------------------------------------------------------
Accrued postretirement benefit costs                       $476.8         $503.6
--------------------------------------------------------------------------------

Weighted average discount rate                               7.75%          7.00%
Expected return on plan assets                               7.00%          7.00%
--------------------------------------------------------------------------------

The health care cost trend rate for the 1999 valuation decreased gradually from 8.0% for 2000 to 5.5% by the year 2005. For the 1998 valuation, the rates decreased gradually from 8.5% for 1999 to 5.5% by the year 2005.

A one-percentage-point change (increase or decrease) in assumed health care cost trend rates would have the following effects:

(Millions)                                              Increase       Decrease
------------------------------------------------------------------------------------
Effect on total of service and interest cost
  components                                               $  1.8         $ (1.5)
Effect on postretirement benefit obligation                  19.8          (17.6)
------------------------------------------------------------------------------------


It is the Company's practice to fund amounts for postretirement life insurance benefits to the extent the contribution is deductible for federal income taxes. The plan assets are held in trust and administered by Aetna Life Insurance Company. The assets are in the general account of Aetna Life Insurance Company, and the expected rate of return on the plan assets was 7% for 1999, 1998 and 1997.

Incentive Savings Plans - Substantially all of the Company's employees are eligible to participate in a savings plan under which designated contributions, which may be invested in common stock of Aetna Inc. or certain other investments, are matched, up to 5% of compensation, by the Company. The U.S. Healthcare savings plan provided for a match of up to 2% of compensation in common stock of Aetna Inc. Effective January 1, 1999, contributions to the U.S. Healthcare plan ceased and such employees became eligible to participate in the Company's Incentive Savings Plan. Pretax charges to operations for these plans were $62 million, $42 million and $39 million for 1999, 1998 and 1997, respectively. Plan trustees held 5,050,933, 3,795,808 and 4,177,786 shares of the Company's common stock for plan participants at the end of 1999, 1998 and 1997, respectively.

Stock Incentive Plans - The Company's Stock Incentive Plans (the "Plans") provide for stock options (see "Stock Options" below), deferred contingent common stock or equivalent cash awards (see "Incentive Units" below) or restricted stock to employees. The maximum number of shares of common stock initially issuable under the Plans was 23,270,000. At December 31, 1999, 5,942,247 shares were available for grant under the Plans.

The compensation expense charged to operations related to the Incentive Units was $8 million, $20 million and $22 million, pretax, for 1999, 1998 and 1997, respectively. The Company does not recognize compensation expense for stock options granted at or above the market price on the date of grant under its stock incentive plans. FAS No. 123, Accounting for Stock-Based Compensation, requires disclosure of pro forma net income as if the fair value method of valuing stock option grants were applied to such grants (disclosure alternative). The Company's net income and earnings per common share, on a pro forma basis, which may not be indicative of pro forma effects in future years, would have been as follows:


(Millions, except per common share data)                     1999            1998         1997
----------------------------------------------------------------------------------------------------
Net income:
   As reported                                           $  716.9         $ 848.1       $901.1
   Pro forma                                             $  676.5         $ 820.7       $886.3
Basic earnings per common share:
   As reported                                           $   4.76         $  5.50       $ 5.67
   Pro forma                                             $   4.48         $  5.33       $ 5.57
Diluted earnings per common share:
   As reported                                           $   4.72         $  5.41       $ 5.60
   Pro forma                                             $   4.45         $  5.25       $ 5.51
----------------------------------------------------------------------------------------------------


The fair value of the stock options included in the pro forma amounts shown above was estimated as of the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                             1999            1998         1997
----------------------------------------------------------------------------------------------------
Dividend yield                                                  1%              1%           1%
Expected volatility                                            34%             30%          30%
Risk-free interest rate                                         6%              6%           7%
Expected life                                             4 years         3 years      4 years
----------------------------------------------------------------------------------------------------

The weighted-average grant date fair values for options granted in 1999, 1998 and 1997 were $21.51, $22.17 and $29.17, respectively.

Stock Options - Executive, middle management and nonmanagement employees may be granted options to purchase common stock of the Company at or above the market price on the date of grant. Options generally become 100% vested three years after the grant is made, with one-third of the options vesting each year. From time to time, the Company has issued options with different vesting provisions. Vested options may be exercised at any time during the 10 years after grant, except in certain circumstances generally related to employment termination or retirement. At the end of the 10-year period, any unexercised options expire.

Stock option transactions for 1999, 1998 and 1997 were as follows:


                                                    1999                      1998                        1997
                                        ------------------------   ------------------------    -------------------------
                                           Weighted     Average     Weighted      Average        Weighted     Average
                                             Number    Exercise       Number     Exercise          Number    Exercise
                                          of Shares       Price    of Shares        Price       of Shares       Price
-----------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year           7,910,768       $73.20    5,267,294       $63.12       7,228,550      $58.99
Granted                                  8,528,602       $63.68    3,684,854       $86.18         385,025      $94.22
Exercised                                 (524,654)      $59.61     (572,715)      $58.07      (1,821,113)     $51.94
Expired or forfeited                      (332,721)      $80.23     (468,665)      $80.50        (525,168)     $68.55
-----------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                15,581,995       $68.30    7,910,768       $73.20       5,267,294      $63.12
=======================================================================================================================
Options exercisable at year end          5,880,600       $71.08    4,020,928       $63.53       2,614,399      $54.90
=======================================================================================================================


The following is a summary of information regarding options outstanding and options exercisable at December 31, 1999:

                                                  Options Outstanding              Options Exercisable
                                       -------------------------------------- --------------------------
                                                         Weighted
                                                          Average   Weighted                    Weighted
                                                        Remaining    Average                     Average
                                            Number    Contractual   Exercise         Number     Exercise
       Range of Exercise Prices        Outstanding   Life (Years)      Price    Exercisable        Price
       -------------------------------------------------------------------------------------------------
         $11.26      -     $ 22.53           6,093        1.4        $ 15.41          6,093      $ 15.41
         $22.53      -     $ 33.79          71,650        3.5        $ 31.85         71,650      $ 31.85
         $33.79      -     $ 45.05         360,025        5.0        $ 36.85        360,025      $ 36.85
         $45.05      -     $ 56.31       6,377,104        8.2        $ 51.00        852,749      $ 52.96
         $56.31      -     $ 67.58         363,807        5.4        $ 59.56        363,807      $ 59.56
         $67.58      -     $ 78.84       2,249,270        6.7        $ 71.24      2,034,705      $ 71.06
         $78.84      -     $ 90.10       4,015,702        6.6        $ 86.43      2,122,952      $ 86.74
         $90.10      -     $101.36       1,973,044        9.0        $ 90.19         41,746      $ 90.44
        $101.36      -     $112.63         165,300        7.8        $109.41         26,873      $104.74
       -------------------------------------------------------------------------------------------------
                                        15,581,995                                5,880,600
       =================================================================================================

Incentive Units - Executives may, from time to time, be granted incentive units, which are rights to receive common stock or an equivalent value in cash. Of the two cycles of incentive unit grants outstanding, each vests at the end of a four-year vesting period (currently 2000 and 2002), conditioned upon the employee's continued employment during that period and achievement of specified Company performance goals related to the Company's total return to shareholders over the four-year measurement period. The incentive units may vest within a range from 0% to 175% at the end of the four-year period based on the attainment of these performance goals. Interim measurements of compensation expense are made at each reporting period based on the Company's estimated periodic stock price and estimated forfeitures, over the four-year vesting period. Compensation expense is recognized over the four-year vesting period; no compensation expense is recognized at the date of grant. The incentive unit holders are not entitled to dividends during the vesting period.

Incentive unit transactions under which holders may be entitled to receive common stock, are as follows:

                                                      Number of Incentive Units
                                      --------------------------------------------------------------
                                              1999                 1998                      1997
----------------------------------------------------------------------------------------------------
Outstanding, beginning of year             591,820              575,145                   368,217
Granted                                    324,600               28,625                   433,500
Vested                                    (183,367)                   -                  (202,852)
Expired or forfeited                       (24,778)             (11,950)                  (23,720)
----------------------------------------------------------------------------------------------------
Outstanding, end of year                   708,275              591,820                   575,145
====================================================================================================


The weighted-average grant date fair values for incentive units granted in 1999, 1998 and 1997 were $89.68, $80.64 and $85.17, respectively.

11.     PARTICIPATING POLICYHOLDERS' INTERESTS

Under participating life insurance contracts issued by the Company, the policyholder is entitled to share in the earnings of such contracts. This business is accounted for in the Company's consolidated financial statements on a statutory basis, since any adjustments to policy acquisition costs and reserves on this business would have no effect on the Company's net income or shareholders' equity. Primarily as a result of the sale of the domestic individual life business that occurred on October 1, 1998 (refer to Note 3), the Company no longer has significant participating policyholders' interests. Statutory premiums, assets and liabilities allocable to the participating policyholders in 1998 and 1997 were as follows:

(Millions)                             1998     1997
-----------------------------------------------------
Premiums                             $ 44.4   $ 63.8
Assets                                124.2    733.5
Liabilities                            81.7    640.3
-----------------------------------------------------

12.     DEBT AND GUARANTEE OF DEBT SECURITIES

(Millions)                                                               1999            1998
----------------------------------------------------------------------------------------------
Long-term debt:
  Domestic:
     Notes, 6.75% due 2001                                        $     299.8        $  299.8
     Note, 7.5% due 2002                                                500.0               -
     Notes, 6.375% due 2003                                             199.5           199.4
     Notes, 7.125% due 2006                                             348.3           348.0
     Note, 3% due 2009                                                    1.6             1.6
     Debentures, 6.75% due 2013                                         199.9           199.9
     Eurodollar Notes, 7.75% due 2016                                    63.5            63.5
     Debentures, 8% due 2017 (1)                                        110.0           140.0
     Debentures, 7.25% due 2023                                         200.0           199.9
     Debentures, 7.625% due 2026                                        446.3           446.1
     Debentures, 6.97% due 2036 (puttable at par in 2004)               300.0           300.0
  International:
     Notes 5.283%-11.5% due in varying amounts to 2018                    9.0            16.3
----------------------------------------------------------------------------------------------
Total                                                             $   2,677.9        $2,214.5
----------------------------------------------------------------------------------------------

(1)     Subject to various redemption options which began on January 15, 1997.

Aetna Inc. has fully and unconditionally guaranteed the payment of all principal, premium, if any, and interest on all outstanding debt securities of Aetna Services (collectively, the "Aetna Services Debt"). Aggregate maturities of long-term debt and sinking fund requirements for 2000 through 2004 are approximately $3 million, $300 million, $500 million, $200 million and $300 million, respectively, and $1.4 billion, thereafter.

On November 18, 1998, Aetna Services issued $300 million of 5.66% Puttable Reset Securities ("PURS"). The PURS were structured such that, on November 29, 1999 the remarketing agents were able to elect to remarket the PURS, whereby the annual interest rate on the securities would have been reset to a specified base rate (10-year Treasury rate plus a defined spread). However, the remarketing agents elected not to remarket the securities, and Aetna Services was required to repurchase the PURS in full on November 29, 1999. In 1998, the PURS were included in short-term debt on the Company's Consolidated Balance Sheets.

At December 31, 1999, $1.9 billion of short-term borrowings were outstanding. The weighted average interest rate on short-term borrowings was 6.13% and 5.49% at December 31, 1999 and 1998, respectively. In addition, Aetna Services has a revolving credit facility in an aggregate amount of $1.5 billion with a worldwide group of banks that terminates in June 2001. Various interest rate options are available under the facility and any borrowings mature on the expiration date of the applicable credit commitment. Aetna Services pays facility fees ranging from .065% to .2% per annum, depending upon its long-term senior unsecured debt rating. The facility fee at December 31, 1999 is at an annual rate of .08%. The facility also supports Aetna Services' commercial paper borrowing program. As a guarantor of any amounts outstanding under this credit facility, Aetna Inc. is required to maintain shareholders' equity, excluding net unrealized capital gains and losses (accumulated other comprehensive income (loss)), of at least $7.5 billion.

On April 1, 1999, Aetna Services entered into an additional revolving credit facility in an aggregate amount of $500 million with a worldwide group of banks. This credit facility terminates on March 26, 2000. Various interest rate options are available under this facility and any borrowings mature on the expiration date of the applicable credit commitment. Aetna Services pays facility fees ranging from .065% to .25% per annum, depending upon its long-term senior unsecured debt rating. The facility fee at December 31, 1999 is at an annual rate of .08%. This facility also supports Aetna Services' commercial paper borrowing program. As a guarantor of any amounts outstanding under this credit facility, Aetna Inc. is required to maintain shareholders' equity, excluding net unrealized capital gains and losses (accumulated other comprehensive income (loss)), of at least $7.5 billion.

Total interest paid by the Company was $225 million, $212 million and $239 million in 1999, 1998 and 1997, respectively.

Consolidated financial statements of Aetna Services have not been presented herein or in any separate reports filed with the Securities and Exchange Commission because management has determined that such financial statements would not be material to holders of the Aetna Services Debt. Summarized consolidated financial information for Aetna Services at December 31 and for the year then ended, is as follows:

Balance Sheets Information:
(Millions)                                                            1999               1998
----------------------------------------------------------------------------------------------
Total investments (excluding Separate Accounts)                  $33,258.1          $38,349.7
Total assets                                                      99,338.8           93,190.9
Total insurance liabilities                                       35,665.1           38,566.9
Total liabilities                                                 98,342.2           90,770.3
Total redeemable preferred stock                                         -              275.0
Total shareholder's equity                                           996.6            2,145.6
----------------------------------------------------------------------------------------------

Statements of Income Information:
(Millions)                                                            1999               1998
----------------------------------------------------------------------------------------------
Total revenue                                                    $12,124.9          $10,616.9
Total benefits and expenses                                       11,107.7            9,454.2
Income before income taxes                                         1,017.2            1,162.7
Net income                                                           671.3              766.4
----------------------------------------------------------------------------------------------

13. AETNA-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY LIMITED LIABILITY COMPANY HOLDING PRIMARILY DEBENTURES GUARANTEED BY AETNA

On November 22, 1994, Aetna Capital L.L.C. ("ACLLC"), a wholly owned subsidiary of Aetna Services, issued $275 million (11,000,000 shares) of 9.5% Cumulative Monthly Income Preferred Securities, Series A. The securities were redeemable, at the option of ACLLC with Aetna Services' consent, in whole or in part, on or after November 30, 1999, or at any time under certain limited circumstances related to tax events, at a redemption price of $25 per security plus accumulated and unpaid dividends to the redemption date. These securities were redeemed in December 1999 at par value.

ACLLC had loaned the proceeds from the preferred stock issuance and the common capital contributions to Aetna Services. In return, Aetna Services issued to ACLLC approximately $348 million principal amount of 9.5% Subordinated Debentures due in 2024 ("Subordinated Debentures"), which were fully and unconditionally guaranteed by Aetna Inc. on a subordinated basis. These Subordinated Debentures were redeemed in December 1999.

14.     CAPITAL STOCK

In addition to the capital stock disclosed on the Consolidated Balance Sheets, Aetna Inc. has the following authorized capital stock: 15,000,000 shares of Class A Voting Preferred Stock, $.01 par value per share; 15,000,000 shares of Class B Voting Preferred Stock, $.01 par value per share; and 15,000,000 shares of Class D Non-Voting Preferred Stock, par value $.01 per share. At December 31, 1999 and 1998, 22,220,856 and 12,424,092 common shares, respectively, were reserved for issuance under Aetna Inc.'s stock option plans.

On July 19, 1999, the Company redeemed all outstanding shares of its 6.25% Class C Voting Mandatorily Convertible Preferred Stock. Holders of the Preferred Stock received .8197 shares of Aetna common stock for each share of Preferred Stock that was redeemed. Approximately 9.5 million shares of Aetna common stock were issued to effect the redemption.

In January 1999, the Company's Board of Directors authorized the repurchase of
5.0 million shares of common stock (the "January 1999 Plan"). Through October 7, 1999, 1,780,000 shares of common stock had been repurchased under this authorization at a cost of approximately $135 million. On October 8, 1999, the Board of Directors authorized the repurchase of up to 20 million shares of common stock, not to exceed an aggregate purchase price of $1 billion. This authorization replaced the January 1999 Plan which had 3,220,000 shares remaining. Pursuant to the October 1999 authorization, the Company has repurchased 6,920,000 shares of common stock at a cost of approximately $377 million through December 31, 1999.

On September 24, 1999, the Board of Directors adopted a new shareholder rights plan (the "1999 Plan") that replaced the Company's previous plan. The Company's previous plan expired on November 8, 1999. Under the 1999 Plan, one new right ("New Right") was distributed on each outstanding share of Aetna common stock to shareholders of record at the close of business on November 8, 1999, and one New Right will be issued with each share of Aetna common stock issued after November 8, 1999.

Since November 8, 1999, the New Rights have traded with the Aetna common stock and will continue to do so until they become exercisable. The New Rights will become exercisable (i) 10 days after a public announcement that a person or group ("Person") has acquired 15% or more of the outstanding shares of Aetna common stock (a "Triggering Acquisition"); or (ii) 10 business days after a Person commences a tender offer or exchange offer, the consummation of which could result in such Person owning 15% or more of the outstanding shares of Aetna common stock; or (iii) in either event, such later date as the Board of Directors may determine.

Upon becoming exercisable, each New Right will entitle the holder thereof (the "Holder") to purchase one one-hundredth of a share of Aetna Inc.'s Class B Voting Preferred Stock, Series A ("Fractional Preferred Share") at a price of $300 (the "Exercise Price"). Each Fractional Preferred Share had dividend, voting and liquidation rights designed to make it approximately equal in value to one share of Aetna common stock. Under certain circumstances, including a Triggering Acquisition, each New Right (other than New Rights that were or are owned by the acquirer, which are void) thereafter will entitle the Holder to purchase Aetna common stock (or economically equivalent securities, under certain circumstances) worth twice the Exercise Price. Under certain circumstances, including certain acquisitions of Aetna Inc. in a merger or sale of its assets, each New Right thereafter will entitle the Holder to purchase equity securities of the acquirer at a 50% discount.

Under certain circumstances, Aetna Inc. may redeem all of the New Rights at a price of $.01 per New Right. The New Rights will expire on November 8, 2009, unless redeemed earlier. However, the 1999 Plan provides for a committee of Aetna Inc.'s independent Directors to review the 1999 Plan at least once every three years and recommend to the full Board of Directors whether the 1999 Plan should be amended or the New Rights redeemed. The New Rights will have no dilutive effect on earnings per share until exercised.

15.     DIVIDEND RESTRICTIONS AND SHAREHOLDERS' EQUITY

The Company's business operations are conducted through Aetna Services and Aetna U.S. Healthcare and their respective subsidiaries (which principally consist of HMOs and insurance companies). In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further state regulations that, among other things, may require such companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations are not directly applicable to Aetna Services, Aetna U.S. Healthcare or Aetna Inc., as none is an HMO or insurance company. The additional regulations applicable to the Company's indirect HMO and insurance company subsidiaries are not expected to affect the ability of Aetna Inc. to pay dividends, or the ability of any of the Company's subsidiaries to service their outstanding debt.

The amount of dividends that may be paid to Aetna Services or Aetna U.S. Healthcare by their domestic insurance and HMO subsidiaries at December 31, 1999 without prior approval by state regulatory authorities is limited to approximately $699 million in the aggregate. There are no such restrictions on distributions from Aetna Services or Aetna U.S. Healthcare to Aetna Inc. or on distributions from Aetna Inc. to its shareholders.

The combined statutory net income for the years ended and statutory surplus as of December 31 for the domestic insurance and HMO subsidiaries of the Company, reflecting intercompany eliminations, were as follows:

(Millions)                                  1999          1998
---------------------------------------------------------------
Statutory net income                    $  631.7      $  591.0
Statutory surplus                        3,500.8       2,993.2
---------------------------------------------------------------

As of December 31, 1999, the Company does not utilize any statutory accounting practices that are not prescribed or permitted by state regulatory authorities which, individually or in the aggregate, materially affect statutory surplus.

16.     REINSURANCE

The Company utilizes reinsurance agreements to reduce its exposure to large losses in certain aspects of its insurance business. These reinsurance agreements permit recovery of a portion of losses from reinsurers, although they do not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of its reinsurers.

Earned premiums for the years ended December 31 were as follows:


                                                                                            Percentage
                                                   Ceded to        Assumed                   of Amount
                                           Gross      Other     from Other           Net       Assumed
(Millions)                                Amount  Companies      Companies        Amount        to Net
-------------------------------------------------------------------------------------------------------
1999(1)
Life insurance                      $    3,093.4   $  622.7     $     77.7  $    2,548.4           3.0%
Accident and health insurance           17,190.4       50.6        1,178.0      18,317.8           6.4%
Property-casualty insurance                 65.7       31.6            1.0          35.1           2.8%
-------------------------------------------------------------------------------------------------------
            Total premiums          $   20,349.5   $  704.9     $  1,256.7  $   20,901.3           6.0%
=======================================================================================================
1998(1)
Life insurance                      $    2,486.7   $  299.6     $     68.6  $    2,255.7           3.0%
Accident and health insurance           12,344.3       78.0          279.0      12,545.3           2.2%
Property-casualty insurance                 75.3       38.9            1.9          38.3           5.0%
------------------------------------------------------------------------------------------------------=
            Total premiums          $   14,906.3   $  416.5     $    349.5  $   14,839.3           2.4%
=======================================================================================================
1997(1)
Life insurance                      $    2,209.5   $   88.2     $     29.5  $    2,150.8           1.4%
Accident and health insurance           10,441.5       62.6            5.5      10,384.4            .1%
Property-casualty insurance                 82.5       30.9            5.4          57.0           9.5%
-------------------------------------------------------------------------------------------------------
            Total premiums          $   12,733.5   $  181.7     $     40.4  $   12,592.2            .3%
=======================================================================================================

(1)    Excludes intercompany transactions.

There is not a material difference between premiums on a written basis versus an earned basis. Reinsurance recoveries were approximately $675 million, $3.4 billion and $194 million in 1999, 1998 and 1997, respectively. At December 31, 1999, reinsurance receivables with a carrying value of $3.5 billion were associated with a single reinsurer.

Effective November 1, 1999, Aetna U.S. Healthcare reinsured certain policyholder liabilities and obligations related to paid-up group life insurance. The transaction was in the form of an indemnity reinsurance arrangement, whereby the assuming company contractually assumed certain policyholder liabilities and obligations, although Aetna U.S. Healthcare remains directly obligated to policyholders. Assets related to and supporting these policies were transferred to the assuming company and Aetna U.S. Healthcare recorded a reinsurance recoverable. The transaction resulted in an after tax gain of approximately $29 million, which is being deferred and amortized over approximately 15 years.

17.     SEGMENT INFORMATION

Summarized financial information for the Company's principal operations was as follows:

                                                           Aetna
                                       Aetna U.S.      Financial            Aetna      Large Case    Corporate               Total
1999 (Millions)                        Healthcare       Services    International        Pensions    and Other (1)         Company
----------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers (2)    $20,279.9      $   649.0      $   2,320.5       $   165.1      $    .4          $ 23,414.9
Net investment income                       612.8          904.7            350.8           982.5          9.4             2,860.2
Equity in earnings of subsidiaries              -              -            105.7               -            -               105.7
----------------------------------------------------------------------------------------------------------------------------------
Total revenue excluding realized
  capital gains (losses)                $20,892.7      $ 1,553.7         $2,777.0       $ 1,147.6      $   9.8         $  26,380.8
==================================================================================================================================
Interest expense                        $       -      $       -         $    7.8       $       -      $ 271.5         $     279.3
----------------------------------------------------------------------------------------------------------------------------------
Amortization                            $   420.9      $   107.9         $  113.1       $       -      $     -         $     641.9
----------------------------------------------------------------------------------------------------------------------------------
Income taxes (benefits)                 $   365.1      $    95.7         $   87.6       $    85.4      $(126.5)        $     507.3
----------------------------------------------------------------------------------------------------------------------------------
Operating earnings (losses) (3)         $   515.3      $   227.3         $  194.2       $    85.6      $(258.4)        $     764.0
Other items (4)                             (55.6)         (18.2)            (9.9)           49.6         (3.3)              (37.4)
Realized capital gains (losses),
  net of tax                                (22.4)         (15.2)           (17.1)           15.8         29.2                (9.7)
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                       $   437.3      $   193.9         $  167.2       $   151.0      $(232.5)        $     716.9
==================================================================================================================================
Segment assets (5)                      $21,055.8      $56,876.9         $7,102.2       $27,119.6      $ 684.5         $ 112,839.0
----------------------------------------------------------------------------------------------------------------------------------
Investment in equity subsidiaries       $       -      $       -         $  459.1       $       -      $     -         $     459.1
----------------------------------------------------------------------------------------------------------------------------------
Expenditures for long-lived assets      $    16.0      $     7.5         $   46.4       $       -      $     -         $      69.9
----------------------------------------------------------------------------------------------------------------------------------

(1) Corporate and Other includes interest, staff area expenses, advertising, contributions, net investment income and other general expenses, as well as consolidating adjustments. Realized capital gains (losses) reflect $13.7 million of previously deferred hedge gains related to an anticipated debt issuance.
(2) Revenues from external customers includes revenues earned from one major customer amounting to 16.9% of total revenue.
(3) Operating earnings is comprised of net income (loss) excluding net realized capital gains and losses and any other items. While operating earnings is the measure of profit or loss used by the Company's management when assessing performance or making operating decisions, it does not replace operating income or net income as a measure of profitability.
(4) Other items excluded from operating earnings include Year 2000 costs for all segments and an after-tax benefit of $50.2 million from reductions of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment.
(5) Large Case Pensions assets include $6.1 billion attributable to discontinued products.

                                                           Aetna
                                        Aetna U.S.     Financial            Aetna      Large Case     Corporate          Total
1998 (Millions)                         Healthcare      Services    International        Pensions     and Other (1)    Company
------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers (2)     $14,447.3     $   830.3         $1,716.7       $   153.9       $   1.3     $ 17,149.5
Net investment income                        537.2       1,054.1            363.3         1,152.5          16.9        3,124.0
Equity in earnings of subsidiaries               -             -             96.5               -             -           96.5
------------------------------------------------------------------------------------------------------------------------------
Total revenue excluding realized
  capital gains (losses)                 $14,984.5     $ 1,884.4        $ 2,176.5       $ 1,306.4       $  18.2     $ 20,370.0
==============================================================================================================================
Interest expense                         $       -     $       -        $    11.1       $       -       $ 239.8     $    250.9
------------------------------------------------------------------------------------------------------------------------------
Amortization                             $   381.9     $   131.1        $   102.4       $       -       $     -     $    615.4
------------------------------------------------------------------------------------------------------------------------------
Income taxes (benefits)                  $   368.0     $   132.3        $    55.9       $   102.5       $ (98.5)    $    560.2
------------------------------------------------------------------------------------------------------------------------------
Operating earnings (losses) (3)          $   407.1     $   258.0        $   165.7       $    89.7       $(245.9)    $    674.6
Other items (4)                              (64.3)         40.0             (7.5)           42.8         (11.4)           (.4)
Realized capital gains (losses),
  net of tax                                  88.2           2.0            (22.2)           37.4          68.5          173.9
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                        $   431.0     $   300.0        $   136.0       $   169.9       $(188.8)    $    848.1
==============================================================================================================================
Segment assets (5)                       $18,600.8     $47,843.3        $8,017.4        $30,651.1       $  17.3     $105,129.9
------------------------------------------------------------------------------------------------------------------------------
Investment in equity subsidiaries        $       -     $       -        $   493.1       $       -       $     -     $    493.1
------------------------------------------------------------------------------------------------------------------------------
Expenditures for long-lived assets       $     9.6     $    10.4        $    42.5       $      .2       $     -     $     62.7
------------------------------------------------------------------------------------------------------------------------------

(1) Corporate and Other includes interest, staff area expenses, advertising, contributions, net investment income and other general expenses, as well as consolidating adjustments.
(2) Revenues from external customers includes revenues earned from one major customer amounting to 15.1% of total revenue.
(3) Operating earnings is comprised of net income (loss) excluding net realized capital gains and losses and any other items. While operating earnings is the measure of profit or loss used by the Company's management when assessing performance or making operating decisions, it does not replace operating income or net income as a measure of profitability.
(4) Other items excluded from operating earnings include Year 2000 costs for all segments, an after-tax gain related to the sale of the domestic individual life insurance business of $64.0 million and a net after-tax severance and facilities charge of $1.0 million in the Aetna Financial Services segment and a $44.2 million after-tax benefit from reductions of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment.
(5) Large Case Pensions assets include $7.2 billion attributable to discontinued products.

                                                              Aetna
                                           Aetna U.S.     Financial           Aetna     Large Case    Corporate         Total
1997 (Millions)                            Healthcare      Services   International       Pensions    and Other (1)   Company
-----------------------------------------------------------------------------------------------------------------------------
Revenues from external customers (2)        $12,308.5      $  735.0        $1,574.4       $  195.6     $   12.3     $14,825.8
Net investment income                           451.2       1,129.9           332.9        1,408.7         18.5       3,341.2
Equity in earnings of subsidiaries                  -             -            51.5              -            -          51.5
-----------------------------------------------------------------------------------------------------------------------------
Total revenue excluding realized
  capital gains (losses)                    $12,759.7      $1,864.9        $1,958.8       $1,604.3     $   30.8     $18,218.5
=============================================================================================================================

Interest expense                            $      .6      $     .5        $    7.8       $      -     $  226.9     $   235.8
-----------------------------------------------------------------------------------------------------------------------------
Amortization                                $   383.2      $  111.4        $  102.9       $      -     $      -     $   597.5
-----------------------------------------------------------------------------------------------------------------------------
Income taxes (benefits)                     $   391.0      $  115.1        $   54.1       $  153.6     $(103.7)     $   610.1
-----------------------------------------------------------------------------------------------------------------------------

Operating earnings (losses) (3)             $   354.6      $  232.9        $  128.7       $  105.0     $(256.2)     $   565.0
Other items (4)                                  29.3             -               -          108.4           -          137.7
Realized capital gains, net of tax               69.9          24.2            13.7           20.8        69.8          198.4
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                           $   453.8      $  257.1        $  142.4       $  234.2     $(186.4)     $   901.1
=============================================================================================================================

(1) Corporate and Other includes interest, staff area expenses, advertising, contributions, net investment income and other general expenses, as well as consolidating adjustments.
(2) Revenues from external customers includes revenues earned from one major customer amounting to 13.1% of total revenue.
(3) Operating earnings is comprised of net income (loss) excluding net realized capital gains and losses and any other items. While operating earnings is the measure of profit or loss used by the Company's management when assessing performance or making operating decisions, it does not replace operating income or net income as a measure of profitability.
(4) Other items excluded from operating earnings include an after-tax benefit of $29.3 million from the reduction of the severance and facilities reserve in the Aetna U.S. Healthcare segment and a $108.4 million after-tax benefit from reductions of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment.

Selected financial information by country was as follows:

                                           1999                                1998                     1997
                            ---------------------------------  ------------------------------     ---------------
                                 Revenues                            Revenues                            Revenues
                            from External          Long-Lived   from External      Long-Lived       from External
(Millions)                      Customers              Assets       Customers          Assets           Customers
-----------------------------------------------------------------------------------------------------------------
United States                   $21,094.4            $  992.9       $15,432.8        $  877.8           $13,251.4
Taiwan                            1,133.2               128.5           780.1            86.9               697.1
Chile                               475.3                52.2           349.0            57.0               322.0
Canada                              240.3                   -           306.5            15.1               273.1
Malaysia                            181.0                57.6           165.8            47.8               215.8
New Zealand                          76.1                 3.5            48.5             5.4                   -
Argentina                           152.5                48.3            12.1             5.6                 6.8
Indonesia                             9.1                 6.0             4.5             2.6                15.9
Philippines                          12.1                 5.7             5.9             9.0                 5.6
Other foreign countries              40.9                47.0            44.3             4.7                38.1
-----------------------------------------------------------------------------------------------------------------
Total                           $23,414.9            $1,341.7       $17,149.5        $1,111.9           $14,825.8
=================================================================================================================

Revenues from external customers by product were as follows:

(Millions)                                           1999               1998             1997
---------------------------------------------------------------------------------------------
Health risk                                     $17,952.4          $11,979.4        $ 9,813.9
Group insurance and other health                  3,003.6            2,923.0          2,812.0
Individual life (1)                                 819.4            1,194.7          1,219.4
Financial services                                1,326.7              731.7            592.8
Large case pensions                                 165.1              153.9            195.6
Other                                               147.7              166.8            192.1
---------------------------------------------------------------------------------------------
Total revenue from external customers           $23,414.9          $17,149.5        $14,825.8
=============================================================================================

(1) The domestic individual life business was sold on October 1, 1998 (refer to Note 3 for further discussion).

18.     COMMITMENTS AND CONTINGENT LIABILITIES

LEASES

The Company has entered into operating leases for office space and certain computer and other equipment. Rental expenses for these items were $235 million, $224 million and $192 million for 1999, 1998 and 1997, respectively. The future net minimum payments under noncancelable leases for 2000 through 2004 are estimated to be $258 million, $193 million, $148 million, $113 million and $100 million, respectively, and $341 million, thereafter.

In connection with the property-casualty sale, the Company vacated, and the purchaser subleased, at market rates for a period of eight years, the space that the Company occupied in the CityPlace office facility in Hartford. In 1996, the Company recorded a charge of $292 million pretax ($190 million after tax) which represented the present value of the difference between rent required to be paid by the Company under the lease and future rentals expected to be received by the Company. Lease payments are charged to this reserve as they are made and will continue to be charged to this reserve over the remaining lease term. At December 31, 1999 and 1998, the balance in this facilities reserve was $269 million and $288 million, respectively. Future payments under the lease, net of expected subrentals (which are to be applied against the reserve and are not included in the future net minimum payments above), are approximately $36 million in each of the next five years and $153 million attributable to the subsequent four years.

OTHER

The Company has agreed, under certain circumstances, to increase Aetna International's ownership in its 80% owned Taiwan insurance subsidiary ("Taiwan"). In the event of a default by the minority owner of Taiwan pursuant to the minority owner's $150 million loan obligation to a third-party bank, the Company has agreed to issue up to approximately 3 million shares of the Company's common stock, and cash if necessary, in satisfaction of the third-party bank's loan. In return, the Company would receive an equivalent amount of the minority owner's shares in Taiwan, based on the fair value of Taiwan at such time. The minority owner's loan obligation matures on December 1, 2002.

LITIGATION

Class Action Complaints were filed in the United States District Court for the Eastern District of Pennsylvania on November 5, 1997 by Eileen Herskowitz and Michael Wolin, and on December 4, 1997 by Pamela Goodman and Michael J. Oring. Other Class Action Complaints were filed in the United States District Court for the District of Connecticut on November 25, 1997 by Evelyn Silvert; on November 26, 1997 by the Rainbow Fund, Inc.; and on December 24, 1997 by Terry
B. Cohen. The Connecticut actions were transferred to the United States District Court for the Eastern District of Pennsylvania (the "Court") for consolidated pretrial proceedings with the cases pending there. The plaintiffs filed a Consolidated and Amended Complaint (the "Complaint") seeking, among other remedies, unspecified damages resulting from defendants' alleged violations of federal securities laws. The Complaint alleged that the Company and three of its current or former officers or directors, Ronald E. Compton, Richard L. Huber and Leonard Abramson, are liable for certain misrepresentations and omissions regarding, among other matters, the integration of the merger with U.S. Healthcare and the Company's medical claim reserves. The Company and the individual defendants filed a motion to dismiss the Complaint on July 31, 1998. On February 2, 1999, the Court dismissed the Complaint, but granted the plaintiffs leave to file a second amended complaint. On February 22, 1999, the plaintiffs filed a second amended complaint against the Company, Ronald E. Compton and Richard L. Huber. The Company and the remaining individual defendants filed a motion to dismiss the second amended complaint, and the Court denied that motion in March 1999. On August 9, 1999, the Court entered an order certifying as plaintiffs those persons who purchased Company common stock on the market from March 6, 1997 through 7:00 a.m. on September 29, 1997. Merits discovery was completed in early 2000. On February 3, 2000, defendants filed motions for summary judgment dismissing the complaint. Also on February 3, 2000, plaintiffs moved for permission to file a third amended complaint and file expert reports. Proceedings regarding defendants' summary judgment motions, along with the remaining exchange of expert reports and expert discovery, are scheduled to be completed in the second quarter of 2000. Trial is scheduled to begin in the second quarter of 2000. Defendants are defending the actions vigorously.

The Company is involved in several purported class action lawsuits that it believes are part of a wave of similar actions targeting the health care industry and, in particular, the conduct of business by managed care companies.

A purported class action complaint was filed in the United States District Court for the Eastern District of Pennsylvania on April 19, 1999 by Joseph Maio, Jo Ann Maio and Gary Bender seeking various forms of relief, including unspecified damages and treble damages, from the Company and a number of its subsidiaries for alleged violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), the Pennsylvania Unfair Trade Practices and Consumer Protection Law, and state common law. On September 29, 1999, the Court dismissed the RICO claims with prejudice and dismissed the state law claims for lack of subject matter jurisdiction. The Court held, among other things, that the plaintiffs lacked standing to pursue the federal RICO claims because they had not alleged an injury in fact. Plaintiffs have appealed the dismissal to the United States Court of Appeals for the Third Circuit.

A purported class action complaint was filed in the United States District Court for the Eastern District of Pennsylvania on October 4, 1999 by Anthony Conte (the "Conte Complaint"). The Conte Complaint seeks various forms of relief, including unspecified damages, from Aetna U.S. Healthcare Inc. for alleged violations of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Conte Complaint alleges that Aetna U.S. Healthcare does not make adequate disclosure of provider compensation arrangements in the literature that it makes available to actual or prospective members. The Company intends to defend the action vigorously and on November 1, 1999, filed a motion to dismiss the litigation for failure to state a claim upon which relief can be granted. On December 15, 1999, the Court suspended further proceedings pending the resolution of the Maio appeal by the Third Circuit Court of Appeals.

A purported class action complaint was filed in the United States District Court for the Southern District of Mississippi on October 7, 1999 by Jo Ann O'Neill (the "O'Neill Complaint"). An Amended Complaint was filed on November 9, 1999 by Jo Ann O'Neill, Lydia K. Rouse and Danny E. Waldrop. The O'Neill Complaint seeks various forms of relief, including unspecified damages and treble damages, from the Company, Aetna U.S. Healthcare Inc., Richard L. Huber and unnamed members of the Board of Directors of Aetna Inc. for alleged violations of ERISA and RICO. The O'Neill Complaint alleges that defendants are liable for alleged misrepresentations and omissions relating to advertising, marketing and member materials directed to Aetna HMO members. On November 22, 1999, defendants moved to stay, dismiss or transfer the action to the United States District Court for the Eastern District of Pennsylvania based on the Conte and Maio complaints filed in that court. On January 25, 2000, the Court suspended further proceedings pending resolution of a motion by another managed care company in separate cases to consolidate those actions in a single court for pretrial purposes. This litigation is in the preliminary stages. Defendants intend to defend the action vigorously.

A purported class action complaint was filed in the Superior Court of California, County of Contra Costa on October 28, 1999 by Jeanne E. Curtright in her individual capacity and on behalf of the general public of the State of California (the "Curtright Complaint"). The Curtright Complaint seeks various forms of relief, including injunctive relief, restitution and disgorgement of amounts allegedly wrongfully acquired, from the Company, Aetna U.S. Healthcare Inc., Aetna U.S. Healthcare of California Inc. and unnamed "John Doe" defendants for alleged violations of California Business and Professions Code Sections 17200 and 17500, California Civil Code Section 1750 and state common law in connection with the sale and marketing of health plans in California. The Curtright Complaint alleges that defendants are liable for alleged misrepresentations and omissions relating to advertising, marketing and member materials directed to Aetna HMO, POS and PPO members and members of the general public. On December 16, 1999, defendants removed the action to the United States District Court for the Northern District of California. On January 18, 2000, plaintiff moved to remand the action to state court. On the same date, the Company moved to dismiss the Curtright Complaint for failure to state a claim upon which relief can be granted and moved for a stay of the action pending resolution of the Maio and Conte matters. This litigation is in the preliminary stages. Defendants intend to defend the action vigorously.

A complaint was filed in the Superior Court of the State of California, County of San Diego on November 5, 1999 by Linda Ross and The Stephen Andrew Olsen Coalition for Patients Rights, purportedly on behalf of the general public of the State of California (the "Ross Complaint"). The Ross Complaint seeks various forms of relief, including injunctive relief, restitution and disgorgement of amounts allegedly wrongfully acquired, from Aetna Inc., Aetna U.S. Healthcare Inc., Aetna U.S. Healthcare of California, Inc. and additional unnamed "John Doe" defendants for alleged violations of California Business and Professions Code Sections 17200 and 17500. The Ross Complaint alleges that defendants are liable for alleged misrepresentations and omissions relating to advertising, marketing and member materials directed to Aetna HMO, POS and PPO members and the general public and for alleged unfair practices relating to contracting of doctors. This litigation is in the preliminary stages. Defendants intend to defend the action vigorously.

A purported class action complaint was filed in the United States District Court for the Southern District of Mississippi on November 22, 1999 by Raymond
D. Williamson, III (the "Williamson Complaint"). The Williamson Complaint names as defendant The Prudential Insurance Company of America, and also names as defendants Aetna Inc. and Aetna U.S. Healthcare Inc. solely to the extent that the Company has assumed liability for the actions of Prudential in connection with the Company's acquisition of the Prudential health care business. The Williamson Complaint seeks various forms of relief from defendants, including unspecified damages, treble damages and imposition of a constructive trust, for alleged violations of RICO and ERISA. The Williamson Complaint alleges that the Prudential Health Plans engaged in a nationwide fraudulent scheme of misrepresentation by stating that coverage and treatment decisions were made on the basis of medical necessity when Prudential allegedly implemented undisclosed policies designed to deny or limit claims and medical services. On December 30, 1999, the Company moved to stay, dismiss or transfer the action to the United States District Court for the Eastern District of Pennsylvania based on the fact that the Maio and Conte Complaints were filed in that court. On January 25, 2000, the Court suspended further proceedings pending resolution of a motion by another managed care company in separate cases to consolidate those actions in a single court for pretrial purposes. This litigation is in the preliminary stages. The Company intends to defend the action vigorously.

A purported class action complaint was filed in the United States District Court for the District of New Jersey on December 3, 1999 by Michael V. Amorosi (the "Amorosi Complaint"). The Amorosi Complaint seeks various forms of relief, including unspecified damages, treble damages and restitutionary relief for unjust enrichment, from Aetna Inc. and Aetna U.S. Healthcare Inc. for alleged violations of RICO and ERISA. The Amorosi Complaint alleges that defendants told subscribers that coverage and treatment decisions would be based on medical necessity but instead took into account undisclosed cost-based criteria that were unrelated to members' medical needs. On January 7, 2000, the Company moved to stay, dismiss or transfer the action to the United States District Court for the Eastern District of Pennsylvania based on the fact that the Maio and Conte Complaints were filed in that court. This litigation is in the preliminary stages. The Company intends to defend the action vigorously.

A purported amended class action complaint was filed in the United States District Court for the Northern District of Alabama on January 19, 2000 by Eugene Mangieri, M.D. (the "Mangieri Complaint"). The Mangieri Complaint seeks various forms of relief, including unspecified damages, treble damages and punitive damages, from Aetna Inc., Aetna U.S. Healthcare Inc. and Richard L. Huber for alleged violations of RICO. The Mangieri Complaint claims that physicians suffer actual and potential harm from allegedly coercive terms contained in their contracts with the Company. This litigation is in the preliminary stages. Defendants intend to defend the action vigorously.

LITIGATION (CONTINUED)

The Company is also involved in numerous other lawsuits arising, for the most part, in the ordinary course of its business operations, including bad faith, medical malpractice, marketing and other litigation in its health business. Some of these other lawsuits are purported to be class actions. Aetna U.S. Healthcare of California Inc., an indirect subsidiary of the Company, is currently a party to a bad faith and medical malpractice action brought by Teresa Goodrich, individually and as successor in interest of David Goodrich. The action was originally filed in March 1996 in Superior Court for the State of California, county of San Bernardino. The action alleges damages for unpaid medical bills, punitive damages and compensatory damages for wrongful death based upon, among other things, alleged denial of claims for services provided to David Goodrich by out-of-network providers without prior authorization. On January 20, 1999, a jury rendered a verdict in favor of the plaintiff for $750,000 for unpaid medical bills, $3.7 million for wrongful death and $116 million for punitive damages. On April 12, 1999, the trial court amended the judgment to include Aetna Services, Inc., a direct subsidiary of the Company, as a defendant. On April 27, 1999, Aetna Services, Inc. and Aetna U.S. Healthcare of California Inc. filed appeals with the California Court of Appeal and will continue to defend this matter vigorously. While the ultimate outcome of the lawsuits referred to in this paragraph cannot be determined at this time, after consideration of the defenses available to the Company and any related reserves established, and after consultation with counsel, the lawsuits referred to in this paragraph are not expected to result in liability for amounts material to the financial condition of the Company, although they may adversely affect results of operations in future periods.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the financial statements of Aetna Inc., which have been prepared in accordance with generally accepted accounting principles. The financial statements are the products of a number of processes that include the gathering of financial data developed from the records of the Company's day-to-day business transactions. Informed judgments and estimates are used for those transactions not yet complete or for which the ultimate effects cannot be measured precisely. The Company emphasizes the selection and training of personnel who are qualified to perform these functions. In addition, Company personnel are subject to rigorous standards of ethical conduct that are widely communicated throughout the organization.

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

                          INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
Aetna Inc.:

We have audited the accompanying consolidated balance sheets of Aetna Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Aetna Inc. and Subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                  /s/ KPMG LLP

Hartford, Connecticut
February 7, 2000

QUARTERLY DATA (UNAUDITED)

1999 (Millions, except per common share data)                First          Second(1)          Third         Fourth
-------------------------------------------------------------------------------------------------------------------
Total revenue                                          $   5,692.4      $  5,945.5      $    7,068.9    $   7,745.9
-------------------------------------------------------------------------------------------------------------------
Income before income taxes                             $     285.0      $    356.6      $      387.2    $     195.4
Income taxes                                                 115.4           139.1             191.9           60.9
-------------------------------------------------------------------------------------------------------------------
Net income                                             $     169.6      $    217.5      $      195.3    $     134.5
===================================================================================================================
Net income applicable to common shareholders           $     155.8      $    203.7      $      192.4    $     134.5
===================================================================================================================
Per common share results: (2)
Net income
  Basic                                                $      1.10      $     1.45      $       1.30    $       .92
  Diluted                                                     1.09            1.43              1.29            .92
-------------------------------------------------------------------------------------------------------------------
Common stock data:
  Dividends declared                                   $       .20      $      .20      $        .20    $       .20
  Common stock prices, high                                  90.13           99.25             89.25          60.63
  Common stock prices, low                                   74.06           75.88             49.25          48.50
-------------------------------------------------------------------------------------------------------------------

(1) Second quarter includes a benefit of $50.2 million after tax ($77.2 million pretax) from a reduction of the reserve for loss on discontinued products.
(2) Calculation of the earnings per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

1998 (Millions, except per common share data)                First          Second             Third(1)      Fourth(2)
---------------------------------------------------------------------------------------------------------------------
Total revenue                                          $   4,628.1      $  4,823.0      $    5,434.7    $   5,756.0
---------------------------------------------------------------------------------------------------------------------
Income before income taxes                             $     264.2      $    417.8      $      335.3    $     391.0
Income taxes                                                 106.5           161.8             132.7          159.2
---------------------------------------------------------------------------------------------------------------------
Net income                                             $     157.7      $    256.0      $      202.6    $     231.8
=====================================================================================================================
Net income applicable to common shareholders           $     143.8      $    242.1      $      188.8    $     218.1
=====================================================================================================================
Per common share results: (3)
Net income
  Basic                                                $       .99      $     1.67      $       1.32    $      1.53
  Diluted                                                      .98            1.63              1.30           1.50
---------------------------------------------------------------------------------------------------------------------
Common stock data:
  Dividends declared                                   $       .20      $      .20      $        .20    $       .20
  Common stock prices, high                                  87.69           88.19             80.31          82.13
  Common stock prices, low                                   69.63           71.31             60.19          63.56
---------------------------------------------------------------------------------------------------------------------

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